Form 10-K, Exhibit 13
period 1996-12-31
FOSSIL INC
filed 1997-03-31
CIK 883569

                                                                EXHIBIT 13

                            01 Company Profile
                            03 Financial Highlights
                            05 Letter to Stockholders
                            09 Company Overview
                            12 Management's Discussion
                            25 Financial Information
                            41 Corporate Information



Inside front cover
table of contents (graphics)
company


        PROFILE


        FOSSIL IS A DESIGN AND MARKETING company that specializes in consumer products which are predicated on fashion and value.

              FOSSIL watches, the Company's flagship product, is an extensive line of fashion watches sold in department stores and other upscale retailers in over 60 countries around the world. Complementary lines of various accessories such as small leather goods, belts, handbags and sunglasses also capitalize on the increasing awareness of the FOSSIL brand.

              The wholesome brand image of "America in the 1950s" is one that is targeted to the value-driven, back-to-basics consumer of the 1990s. Designs for the distinctive tin box packaging, advertising materials and visual enhancements at the point-of-purchase are efficiently created in an in-house creative services department.

              The product is designed and developed utilizing a series of product design, manufacturing and marketing systems which are flexible, quick and efficient. The strategy is to capture an increasing market share of a growing number of markets by providing customers with high quality, value-driven products which are marketed in a unique manner.

              The Company also develops products under the RELIC and FSL brand names, in addition to private label products for some of the most distinguished companies in the world.



                                                                              1
                                               FOSSIL 1996 ANNUAL REPORT

                                          Graphic depicting:
                                            Net Sales
                                            Operating Income
                                            Net Income
                                            Stockholders' Equity
selected consolidated


FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)
                            1996       1995       1994       1993      1992

Net sales...............  $205,899   $181,114   $161,883   $105,089   $73,831
Gross profit............    98,038     82,900     71,880     45,343    29,031
Operating income........    24,373     20,463     26,217     16,576    11,167
Income before taxes.....    23,040     20,142     24,923     16,718    10,698
Net income(1)...........    13,591     12,057     15,345     11,485     7,050
Earnings per share(1)...  $   1.02   $   0.91   $   1.15   $   0.91   $  0.62

Weighted average common
 and common equivalent
 shares outstanding(1)..    13,378     13,293     13,304     12,662    11,408

Working capital.........  $ 59,861   $ 49,251   $ 41,434   $ 27,692   $12,021
Total assets............   119,456     96,994     80,420     46,539    27,561
Long-term debt..........     4,350      4,811      4,750      1,000       840
Stockholders' equity....    74,568     61,269     48,906     33,025    15,017

(1) 1993 amounts and prior are pro forma

STOCK INFORMATION


FOSSIL'S COMMON STOCK prices are published daily in The Wall Street Journal and other publications under the Nasdaq National Market Listing. The stock is traded under the ticker symbol "FOSL". The following are the high and low sale prices of the Company's stock per the Nasdaq National Market.

1996                HIGH      LOW
First quarter      $11 1/4  $ 6 3/4
Second quarter      16 3/8    9 3/4
Third quarter       14 3/4    7 3/8
Fourth quarter      15 7/8   11 1/2

1995                HIGH     LOW
First quarter      $19 1/8  $12 3/4
Second quarter      19 1/2   13 7/8
Third quarter       26 1/4   12 1/8
Fourth quarter      13 1/4    7



                                                                              3
                                               FOSSIL 1996 ANNUAL REPORT

                                  Graphic depicting Fossil world logo
letter to

STOCKHOLDERS

The strategy of continually investing with a long term mindset seems to be paying off. In 1996, the Company's brands continued to widen their audience and increased in value. We continued to accelerate the recognition of our brands by diversifying through the introduction of new product lines, opening related businesses and expanding geographically. The costs of this diversification were apparent in the operating results early in the year. Maintaining our focus for the future, however, proved to be the correct strategy as our operating income increased over 40% on net sales increases of 15% during the second half of 1996. We are pleased with the momentum that we seem to be building.

     We look back on 1996 as the year that our long term investments in the women's handbag business finally paid off. For years, we have been developing our design and sourcing capabilities within the handbag business at the same time as we have been grooming the FOSSIL brand for successful product roll-outs. The reception to our handbag offering in 1996 was phenomenal and it fueled the sales of our other leather products as well.


     We are also pleased with the development of our core FOSSIL watch business in the domestic market in 1996. Development of the entire line became more focused and the performance of our watches over the retail counter improved noticeably. The launch of FOSSIL Blue, a line of sport watches with metal bracelets, was the most successful new line of watches that we have introduced in some time. We also saw nice success in the roll-out of ladies metal bracelet watches in our F2 collection. These mid-year introductions provided the momentum to begin recording the first increases in domestic watch sales since the first quarter of 1995.

     In April of 1996, we purchased the majority control of our marketing and distribution company in Japan. While from a bottom line perspective we believe it may take another year to return a profit, we believe that Japan is a major market for our products which opens up a gateway into the far east. Our increased presence in Japan has substantially impacted our visibility throughout the far east and is allowing us to operate more aggressively in this region. Our strong presence in Japan is also presenting us new business opportunities at an encouraging pace.

     During 1996, we opened three FOSSIL General Stores in premier mall locations in key markets near New York, Dallas and Chicago. These locations not only provide a source of income for our Company but also function as a



                                                                            5
                                                 FOSSIL 1996 ANNUAL REPORT

                     Graphic of Fossil products

                    Graphic of Fossil Products
showcase for all our products and our brand image. In visiting one of these locations our retail customers and our consumers immediately understand the strong brand image that FOSSIL has developed. We are actively developing our retail strategy on a global basis.

     In addition, 1996 became our inaugural year in developing relationships with companies who will license our brand for products that are in demand from consumers but for which we do not have expertise in developing. We have recently entered the business of ties and boxer shorts/lounge wear through strategic alliances with two strong companies who specialize in these unique businesses. Additional product categories will be approached on a global basis through licensing when we believe products can be more effectively developed by companies with existing infrastructure as opposed to building a separate infrastructure within our Company.

     Our strategy continues to be dedicating our energy towards building brand name recognition, creating worldwide expansion and seeking strategic diversification. The continuing momentum of the FOSSIL brand is bringing opportunities at an increasing rate. In the immediate future look for our retail presence to expand with FOSSIL shops in domestic airport locations, on premier cruise ships, shop-in-shop expansions internationally and the installation of a FOSSIL shop on the main floor of Tourneau's Superstore opening in 1997 on 57th Street in New York City. From a product perspective, future years will bring further diversification through the roll-out of new products driven both internally and through license arrangements. We believe we are on the right track in building long term viable brands which can continually fuel increased stockholder value.

     In closing we would like to send a special thanks to our dedicated employees and supportive customers, suppliers and distributors around the world who are all responsible for our continued growth.

Sincerely,

/s/  TOM KARTSOTIS                    /s/  KOSTA N. KARTSOTIS

TOM KARTSOTIS                         KOSTA N. KARTSOTIS
Chairman of the Board                 President






8
                                                 FOSSIL 1996 ANNUAL REPORT
company

OVERVIEW

BUILDING A BRAND

The Company's primary objective is to create value by building the FOSSIL brand name. An enhanced brand encourages retailers to increase the importance of FOSSIL products within their assortments and thus increase sales. A strong brand also provides opportunities to expand into new product categories within department stores. During 1996, the FOSSIL brand continued to be one of the leading fashion watch brands, gain momentum in its sales of non-watch products and increase its brand presence internationally thus, signifying the emergence of FOSSIL as a global brand.

     WATCHES. The FOSSIL line continued its leadership position in department stores with the highly successful launch of FOSSIL Blue, a water resistant sport watch collection for men and women. FOSSIL Blue has become the dominant product category in the FOSSIL line with stainless steel metal bracelets comprising the majority of the assortment. Women's metal dress watches also had a terrific year during 1996 with the addition of Adjust-o-Matic styles featuring easily adjustable bracelet bands. FOSSIL made great strides in quick response shipping in 1996 through timely delivery of the best selling styles to the appropriate department stores resulting in a quicker inventory turn in 1996.

     LEATHER ACCESSORIES. Sales and brand awareness continued to increase in the Company's non-watch product categories with sales of FOSSIL leather accessories increasing 75% over the prior year. The success of the Company's leather accessory line can be attributed in large part to the launch of women's handbags in 1996. Women's handbags gained wide consumer acceptance in 1996 through the Company's targeted distribution pattern and remain a considerable sales volume opportunity for 1997. During 1996, the Company also demonstrated growth in leather accessories through a dramatic sales increase of over 100% in women's small leather goods compared to the prior year. These increases are due in large part to the sales of FOSSIL mini-bags and the expansion of this category to additional retail stores. Women's belts are well positioned in key department stores and posted strong double-digit sales increases in 1996. The Company expanded its men's small leather goods to an additional key department store account during 1996 thus, propelling men's small leather good business to double-digit sales growth. The Company's men's belt business generated strong retail performance on a small retail base in 1996 and represents a key area of growth for 1997.

     SUNGLASSES. FOSSIL established additional brand awareness through its eyewear business in 1996. FOSSIL sunglasses penetrated a majority of women's and men's departments in FOSSIL's traditional department store customer base. FOSSIL sunglasses were also introduced to new distribution channels this past year including optical stores such as LensCrafters and speciality retail stores such as Sunglass Hut and Gadzooks. FOSSIL enjoyed immediate success with sales of FOSSIL sunglasses in international markets accounting for over 25% of total sunglass sales in 1996. The FOSSIL sunglass collection has proven to be an excellent addition to the FOSSIL product assortment. FOSSIL sunwear complements the quality and value of the FOSSIL brand perfectly by providing 100% UV protection, optical quality materials and the unique tin box with its assortment. In addition, the seasonality of the sunglass business is directly opposite to the seasonality of the fashion watch business, thus operational

                                                                             9
                                                  FOSSIL 1996 ANNUAL REPORT

                       Graphic of Fossil retail store
synergy is achieved. Sunglasses have proven to be an attractive industry from a profit margin perspective as it is primarily dominated by companies who license other company's brand names. Since the Company owns the FOSSIL brand, it is able to offer an incredible price-value relationship to consumers while maintaining an attractive profit margin for the Company and its stockholders.

      WORLDWIDE. The Company remains committed to achieving brand and sales growth through expansion into new territories, improving distribution channels in existing territories and expanding the distribution of product categories in the international marketplace. The international market continues to offer excellent growth opportunities for the Company and the brand. The value of the FOSSIL brand was clearly demonstrated in 1996 beyond the United States borders. In 1996, FOSSIL added new distributors in 11 countries including: Australia, Brazil, Indonesia, Kuwait, Malaysia, Oman, Philippines, Qatar, Saudi Arabia, Thailand and United Arab Emirates. The Company anticipates meaningful contributions from these new territories in 1997 and increased expansion in other regions around the globe.

OTHER BUSINESS

     FSL. During 1996, the Company almost doubled the distribution of its' next-generation sport brand, FSL, over 1995. Sales of FSL watches continued to remain strong in international markets, particularly in Japan where FSL is being touted as the next up-and-coming brand.

     RELIC. Through its increased distribution in national and regional department stores, specialty stores and catalog showrooms, RELIC has become a national brand over its seven year history. RELIC watches feature similar styling, quality and value as the FOSSIL brand yet with subtle changes in the design and component specifications that allow for a lower price point. This past year, RELIC expanded upon its core line with select licensed products such as a line of "Barbie" watches and new pocket watches in its "Classic American Car" series featuring a '57 Chevy and a '64 Ford Mustang. Sears Roebuck & Co. named RELIC as a recipient of its prestigious "Partners in Progress" award for the second consecutive year. This award recognizes Sears' most outstanding suppliers from a list of more than 10,000 vendors.

     PRIVATE LABEL. In addition to building its own brand, the Company also designs and manufactures private label product for some of the most prestigious companies in the world including national retailers, entertainment companies and theme restaurants. The Company continues to expand its core private label business as well as integrate other product categories such as leather goods and eyewear. The Company's premium/incentive division featured substantial gains in 1996 utilizing its sourcing, design and development systems to translate many corporate themes, events or promotions into a comprehensive custom program.

     FOSSIL GENERAL STORES. Three full-price FOSSIL Stores were opened in 1996. Locations were strategically selected to elevate FOSSIL's presence and to build brand recognition. The first three FOSSIL stores were opened in Chicago, Illinois (Woodfield Mall), Short Hills, New Jersey (The Mall at Short Hills) and Dallas, Texas (The Galleria). Additional locations are being evaluated for 1997.

                                                                            11
                                                  FOSSIL 1996 ANNUAL REPORT

                                                        MANAGEMENT'S

                                                               DISCUSSION

Since the Company's origination in 1984, sales growth has been principally attributable to increased sales of FOSSIL brand watches both domestically and in a growing number of international markets. Adding to the Company's sales growth has been the addition of FOSSIL brand leather goods and sunglasses, the diversification into FOSSIL outlet and retail stores and the introduction of other watch brands (RELIC and FSL). Increased sales volume has also been generated through leveraging the Company's infrastructure of sourcing, design and developmental systems for the production of its products for corporate gift programs as well as under the names of internationally recognized specialty retailers, entertainment companies and theme restaurants. The Company's products are marketed internationally, mainly through major department stores and specialty retailers.

The Company maintains sales and distribution offices in the United States, Germany, Italy, Japan, the United Kingdom, Spain, France and Hong Kong. In addition to sales through the Company's offices, FOSSIL also currently distributes its products to over 50 additional countries through licensed distributors.

1996 HIGHLIGHTS

- The newly-designed line of FOSSIL handbags, first shipped in mid-1996, were a success in the retail marketplace. Sales of FOSSIL handbags also increased the awareness and sales of the Company's other leather products allowing leather good sales to exceed last year's gross sales by 75%.

- FOSSIL Blue, a line of mainly metal-banded, water resistant sport watches was introduced. This line of watches, introduced in mid-1996, marked the Company's first large scale movement into metal-banded as opposed to leather- banded watches.

- The Company opened nine additional Outlet Stores for a total of 26 sites operating at the end of 1996.

- Three FOSSIL retail stores were opened in 1996 in some of the most prestigious malls in the U.S.

- Profits from the Company's European-based operations declined as the Company continued to invest in international infrastructure in both existing and new markets, despite a slow down in international revenue growth.

- The Company acquired 81% control of its marketing and distribution company in Japan.

                      Graphic of Fossil eyewear

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated: (i) the percentages of the Company's net sales represented by certain line items from the Company's consolidated statements of income and (ii) the percentage changes in these line items between the years indicated.

                                    percentage        percentage
                                      change            change
                                     from year         from year
    years ended december 31,  1996     1995     1995     1994     1994

Net sales                    100.0%    13.7%   100.0%    11.9%   100.0%
Cost of sales                (52.4)     9.8    (54.2)     9.1    (55.6)
                             ------------------------------------------
Gross profit                  47.6     18.3     45.8     15.3     44.4
Operating expenses           (35.8)    18.0    (34.5)    36.7    (28.2)
                             ------------------------------------------
Operating income              11.8     19.1     11.3    (21.9)    16.2
Interest expense              (0.6)     7.9     (0.6)    90.8     (0.4)
Other income (expense)          --   (116.0)     0.4   (212.3)    (0.4)
                             ------------------------------------------
Income before income taxes    11.2     14.4     11.1    (19.2)    15.4
                             ------------------------------------------
Income taxes:
Federal, State, Foreign       (4.6)    16.9     (4.4)   (15.6)    (5.9)
                             ------------------------------------------
Net income                     6.6%    12.7%     6.7%   (21.4)%    9.5%

The following table sets forth certain components of the Company's consolidated net sales and the percentage relationship of the components to consolidated net sales for the years indicated (in millions, except percentage data):

years ended december 31,  1996     1995    1994     1996    1995    1994

International:
Europe                  $ 45.9   $ 40.0   $ 22.9    22.3%   22.1%   14.1%
Other                     15.2     18.7     15.0     7.4    10.3     9.3
                        ------------------------   ----------------------
Total International       61.1     58.7     37.9    29.7    32.4    23.4
                        ------------------------   ----------------------
                        ------------------------   ----------------------
Domestic:
Watch products            86.4     89.4    106.0    41.9    49.4    65.5
Other products            44.5     25.7     17.9    21.6    14.2    11.1
                        ------------------------   ----------------------
Total                    130.9    115.1    123.9    63.5    63.6    76.6
Stores                    13.9      7.3       --     6.8     4.0      --
                        ------------------------   ----------------------
Total Domestic           144.8    122.4    123.9    70.3    67.6    76.6
                        ------------------------   ----------------------
Total Net Sales         $205.9   $181.1   $161.8   100.0%  100.0%  100.0%
                        ------------------------   ----------------------
                        ------------------------   ----------------------

     NET SALES. The growth in net sales during 1996 was principally due to sales volume increases in the Company's leather goods, sunglass products and sales generated through the Company's additional owned stores. These same sales factors, in addition to significant sales volume increases from the Company's European-based operations, were primarily responsible for net sales increases in 1995. The Company's European-based sales grew dramatically during 1995 as a result of opening several additional points of distribution in Europe during late 1994. However, a sluggish economy abroad in 1996 coupled with a reduction in the number of new points of sale as compared to the previous year, slowed the 1996 sales growth of our European-based operations to 14.8%. Domestic sales during 1995 were negatively impacted by both a weak retail environment and an inventory reduction effort by several of the Company's major customers. Several retailers, in anticipation of decreased sales during the 1995 holiday season, began reducing their inventory levels by decreasing their product reorders commencing in approximately July 1995.

                       Graphic of Fossil leather goods

The Company's sales volume was also negatively impacted during 1995 and early 1996 due to a dramatic consumer preference shift from leather-banded to metal-banded watches. Primarily as a result of new metal-banded watch product offerings and a stabilization of inventory levels of the Company's merchandise at its major customers, domestic sales of the Company's watches increased, beginning the third quarter of 1996 compared to the same period in 1995. Management anticipates that sales volumes will continue to increase in 1997 at approximately the 1996 rate primarily based on increased sales of the Company's leather goods, as well as continued positive momentum in the sales of its domestic watch products.

     GROSS PROFIT. Gross profit margins increased steadily the last two years from 44.4% in 1994, to 45.8% in 1995, to 47.6% in 1996. The increases in gross profit margins are primarily attributable to an increase in the amount of the Company's watch products supplied by its majority-owned assembly facilities and an increase in the sales through its European-based operations. In addition, gross profit margins have been positively impacted by an increase in the percentage of sales mix of products which generally provide higher than average gross profit margins, including sunglasses and sales derived from Company-owned outlet and retail stores. Furthermore, during 1996, the Company's purchase cost of certain watch components decreased due 16 to the strength of the U.S. dollar over the Japanese Yen. Management believes that the Company's gross profit margins in 1997 will approximate 1996 levels.

     OPERATING EXPENSES. Total selling, general and administrative expenses as a percentage of net sales were 35.8% in 1996 compared to 34.5% in 1995 and 28.2% in 1994. The aggregate increases in operating expenses were due primarily to costs necessary to support increased sales volumes, operating costs of new ventures in Japan, France, Spain and the United Kingdom and operating costs of the Company's outlet and retail stores added throughout 1995 and 1996. In addition to these factors, operating expenses in 1995 were negatively impacted by a significant sales increase in the Company's European-based operations. The Company's international operations historically operate at a higher operating expense ratio to sales than domestically due to generally higher advertising and sales related expenses in distributing the products and in building FOSSIL brand name recognition. Furthermore, operating expenses of FOSSIL outlet and retail stores are historically substantially higher, as a percentage of sales, than the consolidated average. Management believes the operating expense ratio during 1997 will approximate 1996 levels. However, the operating expense percentage for the first quarter of 1997 may exceed the prior year's comparable percentage due to the negative impact of additional store



                                                                              17
                                            FOSSIL 1996 ANNUAL REPORT
operations as compared to the previous year, and from the costs of the Company's operations in Japan, acquired in the second quarter of 1996, both of which historically operate at a loss in the first quarter.

    OTHER INCOME (EXPENSE). Other income (expense) typically reflects the minority interests in the profit (loss) of the Company's European-based operations and majority owned assembly facilities. As a percentage of net sales, other income (expense) has gone from an expense of 0.4% in 1994, to income of 0.4% in 1995, to being immaterial in 1996. The increase in 1995 was primarily attributable to income of $1.0 million from non-recurring consulting services to a major watch company performed by the Company and from insurance proceeds of approximately $600,000 received to cover lost profits resulting from a fire at one of the Company's operations. During 1996, income derived from refunds of certain prior year duty payments in addition to interest income substantially offset minority interest expense.

    PROVISION FOR INCOME TAXES. In 1996, the Company's effective tax rate increased to 41.0% compared to 40.1% and 38.4% in 1995 and 1994, respectively. The 1996 increase resulted primarily from losses incurred in countries where the Company recently commenced operations or has generated losses from inception. The Company will not recognize any tax benefits in these countries until realization is assured. During 1995, the effective tax rate increased mainly due to an increase in the mix of operating income from the Company's European-based operations, which have tax rates exceeding the Company's domestic tax rates.


EFFECTS OF INFLATION

Management does not believe that inflation has had a material impact on results of operations for the periods presented. Substantial increases in costs, however, could have an impact on the Company and the industry. Management believes that, to the extent inflation affects its costs in the future, the Company could generally offset inflation by increasing prices if competitive conditions permit.


LIQUIDITY AND CAPITAL RESOURCES

The Company's general business operations historically have not required significant capital expenditures. However, beginning in 1994 the Company incurred substantial expenditures in building office and distribution facilities and building out Company owned stores. During 1994, the Company built a new corporate headquarters and distribution facility. In connection with this building project the Company had expenditures of approximately $7.0 million. During 1995 and 1996, the Company built out 29 store locations totaling $3.9 million in leasehold improvement expenditures. Currently the Company is



18
          FOSSIL 1996 ANNUAL REPORT
building an additional 138,000 sq. ft. warehouse facility on Company owned property adjacent to its main headquarters. The capital requirements of this facility and equipment will be approximately $5.0 million. Long-term financing of $5.0 million was arranged for the 1994 building project of which $4.6 million remained outstanding as of December 31, 1996. The Company intends to secure similar long-term financing for the 1997 building project. The Company has combined short-term credit facilities of approximately $33.0 million available for general working capital needs of which $9.3 million was outstanding at the end of 1996. Management believes the Company's financial position as of December 31, 1996 remains extremely strong with working capital of $60 million and net cash balances (defined as cash and cash equivalents less current notes payable) of $1.5 million as compared to working capital of $49 million and negative net cash balances of $1.2 million as of December 31, 1995. Management believes that cash flow from operations and existing credit facilities as well as financing for the Company's 1997 building project will be sufficient to satisfy its working capital expenditure requirements for at least the next twelve months.


FORWARD LOOKING STATEMENTS

Included in the management's discussion of the Company's operating results, the Company made forward looking statements regarding the expectations for 1997. The actual results could differ materially from those expressed by these forward looking statements. Significant factors that could cause the Company's sales, gross profit margins and operating expenses to differ materially from management's current expectations include, among other items, significant changes in consumer spending patterns or preferences, competition in the Company's product areas, international in comparison to domestic sales mix, changes in foreign currency valuations in relation to the United States Dollar, principally the German Mark and Japanese Yen, an inability of management to control operating expenses in relation to net sales without damaging the long-term direction of the Company and the risks and uncertainties set forth in the Company's Current Report on Form 8-K dated March 31, 1997.


SELECTED QUARTERLY FINANCIAL DATA

The table on page 21 sets forth selected quarterly financial information. This information is derived from unaudited consolidated financial statements of the Company and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.



                                                                              19
                                            FOSSIL 1996 ANNUAL REPORT

                              Graphic of FSL Watch


1996 (dollars in thousands, except per share amounts)    First      Second       Third      Fourth
                                                        Quarter     Quarter     Quarter     Quarter
Net sales                                               $42,909     $45,238     $52,821     $64,931
Gross profit                                             19,036      22,463      25,756      30,783
Operating expenses                                       14,787      17,862      18,478      22,538
Operating income                                          4,249       4,601       7,278       8,245
Income before income taxes                                3,902       4,464       6,491       8,183
Provision for income taxes                                1,562       1,880       2,661       3,346
Net income                                                2,340       2,584       3,830       4,837
Earnings per share                                         0.18        0.19        0.29        0.36
Gross profit as a percentage of net sales                 44.4%       49.7%       48.8%       47.4%
Operating expenses as a percentage of net sales           34.5%       39.5%       35.0%       34.7%
Operating income as a percentage of net sales              9.9%       10.2%       13.8%       12.7%


1995 (dollars in thousands, except per share amounts)    First      Second       Third      Fourth
                                                        Quarter     Quarter     Quarter     Quarter

Net sales                                               $35,497     $43,340     $43,545     $58,732
Gross profit                                             16,674      19,972      19,397      26,856
Operating expenses                                       12,320      14,809      14,860      20,447
Operating income                                          4,354       5,163       4,537       6,409
Income before income taxes                                3,927       4,916       4,659       6,640
Provision for income taxes                                1,512       1,910       1,850       2,813
Net income                                                2,415       3,006       2,809       3,827
Earnings per share                                         0.18        0.23        0.21        0.29
Gross profit as a percentage of net sales                 47.0%       46.1%       44.5%       45.7%
Operating expenses as a percentage of net sales           34.7%       34.2%       34.1%       34.8%
Operating income as a percentage of net sales             12.3%       11.9%       10.4%       10.9%

                        Graphic of Fossil retail display

     While the majority of the Company's products are not seasonal in nature, a significant portion of the Company's net sales and operating income are generally derived in the second half of the year. The Company's fourth quarter, which includes the Christmas season, typically generates in excess of 30% of the Company's annual operating income, while the first quarter generally accounts for less than 20% of the annual operating income. The amount of net sales and operating income generated during the first quarter is affected by the levels of inventory held by retailers at the end of the Christmas season, as well as general economic conditions and other factors beyond the Company's control. In general, high levels of inventory at the end of the Christmas season may have an adverse effect on net sales and operating income in the first quarter as a result of lower levels of restocking orders placed by retailers. Management currently believes that the Company's inventory levels at its major customers as of the end of 1996 were not substantially above or below targeted levels and therefore should not significantly impact retailer's restocking orders in the first quarter of 1997. Since the Company has increased the number of owned outlet and retail stores, the percentage of operating income occurring in the second half of the year may increase above historical levels in the future. The results of operations for a particular quarter may also vary due to a number of factors, including retail, economic and monetary conditions, timing of orders or holidays and the mix of the products sold by the Company.

                                                   FOSSIL 1996 ANNUAL REPORT

                          Graphic of Fossil Merchandise

                                                        FINANCIAL INFORMATION



INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholders of Fossil, Inc.:

We have audited the accompanying consolidated balance sheets of Fossil, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fossil, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Dallas, Texas
February 15, 1997

REPORT OF MANAGEMENT

The accompanying consolidated financial statements and other information contained in this Annual Report have been prepared by management. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon our best estimates and judgements.

     To help assure that financial information is reliable and that assets are safeguarded, management maintains a system of internal controls and procedures which it believes is effective in accomplishing these objectives. These controls and procedures are designed to provide reasonable assurance, at appropriate costs, that transactions are executed and recorded in accordance with management's authorization.

     The consolidated financial statements and related notes thereto have been audited by Deloitte & Touche LLP, independent auditors. The accompanying auditors' report expresses an independent professional opinion on the fairness of presentation of management's financial statements.

     The Audit Committee of the Board of Directors is composed from the Company's outside directors, and is responsible for selecting the independent auditing firm to be retained for the coming year. The Audit Committee meets periodically with the independent auditors, as well as with management, to review internal accounting controls and financial reporting matters. The independent auditors also meet privately on occasion with the Audit Committee, to discuss the scope and results of their audits and any recommendations regarding the system of internal accounting controls.

/s/ TOM KARTSOTIS                          /s/ RANDY S. KERCHO

Tom Kartsotis                              Randy S. Kercho
Chairman of the Board and                  Executive Vice President and
Chief Executive Officer                    Chief Financial Officer

                                                  FOSSIL 1996 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS


ASSETS                           december 31,               1996            1995

Current assets:
  Cash and cash equivalents                         $ 11,981,246    $  5,980,535
  Accounts receivable -- net                          30,252,964      24,932,467
  Inventories                                         49,782,555      42,515,468
  Deferred income tax benefits                         3,666,344       3,290,419
  Prepaid expenses and other current assets            1,942,791       1,428,273
                                                    ----------------------------
Total current assets                                  97,625,900      78,147,162

Property, plant and equipment -- net                  16,718,976      15,464,559
Intangible and other assets                            4,633,193       3,381,806
                                                    ----------------------------

Total assets                                        $118,978,069    $ 96,993,527
                                                    ----------------------------

Liabilities and Stockholders' Equity

Current liabilities:
  Notes payable:
    Banks                                           $  9,505,400    $  6,044,462
    Affiliates                                         1,000,744       1,128,574
  Accounts payable                                     7,476,324       5,173,792
  Accrued expenses:
    Co-op advertising                                  7,857,196       6,181,063
    Compensation                                       2,154,996       2,711,800
    Other                                              7,931,693       4,835,474
  Income taxes payable                                 1,838,656       2,820,890
                                                    ----------------------------

Total current liabilities                             37,765,009      28,896,055
                                                    ----------------------------

Long-term debt                                         4,350,000       4,811,298
Commitments
Minority interests in subsidiaries                     2,295,026       2,016,716

Stockholders' equity:
  Common stock, shares issued and outstanding --
   13,242,994 and 13,182,333, respectively               132,430         131,823
  Additional paid-in capital                          22,766,468      22,219,692
  Retained earnings                                   52,315,069      38,723,962
  Cumulative translation adjustment                     (645,933)        193,981
                                                    ----------------------------

Total stockholders' equity                            74,568,034      61,269,458
                                                    ----------------------------

                                                    $118,978,069    $ 96,993,527
                                                    ----------------------------

See notes to consolidated financial statements.

FOSSIS 1996 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

               years ended december 31,           1996            1995            1994
Net sales                                 $205,899,262    $181,114,447    $161,883,257
Cost of sales                              107,861,291      98,214,748      90,003,683
                                          --------------------------------------------
  Gross profit                              98,037,971      82,899,699      71,879,574
Operating expenses:
  Selling and distribution                  50,638,117      42,581,303      30,748,099
  General and administrative                23,026,895      19,854,943      14,914,808
                                          --------------------------------------------

    Total operating expenses                73,665,012      62,436,246      45,662,907
                                          --------------------------------------------

  Operating income                          24,372,959      20,463,453      26,216,667
Interest expense                            (1,205,233)     (1,116,883)       (585,317)
Other income (expense) -- net                 (127,619)        795,894        (708,433)
                                          --------------------------------------------

  Income before income taxes                23,040,107      20,142,464      24,922,917
Provision for income taxes                   9,449,000       8,085,000       9,578,000
                                          --------------------------------------------

  Net income                              $ 13,591,107    $ 12,057,464    $ 15,344,917
                                          --------------------------------------------

  Earnings per share                      $       1.02    $       0.91    $       1.15
                                          --------------------------------------------


  Weighted average common and
   common equivalent shares outstanding     13,378,435      13,293,040      13,303,948

See notes to consolidated financial statements.

                                                       FOSSIL 1996 ANNUAL REPORT

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                common stock
                            ---------------------   additional                  cumulative    total
                                          par         paid-in      retained     translation   stockholders'
                              shares      value       capital      earnings     adjustment    equity
                            ---------------------   -----------   -----------    ----------   -------------
Balance at
  January 1, 1994           13,125,499   $131,255   $21,739,386   $11,321,581    $(167,206)   $33,025,016
  Common stock issued
  upon exercise of
    stock options               37,425        374       283,369            --           --        283,743
  Net income                        --         --            --    15,344,917           --     15,344,917
  Foreign currency
   translation adjustment           --         --            --            --      252,069        252,069
                            ----------   --------   -----------   -----------    ----------   -----------

Balance at
  December 31, 1994         13,162,924    131,629    22,022,755    26,666,498       84,863     48,905,745
  Common stock issued
   upon exercise of
   stock options                19,409        194       196,937            --           --        197,131
  Net income                        --         --            --    12,057,464           --     12,057,464
  Foreign currency
   translation adjustment           --         --            --            --       109,118       109,118
                            ----------   --------   -----------   -----------    ----------   -----------

Balance at
  December 31, 1995         13,182,333    131,823    22,219,692    38,723,962      193,981     61,269,458
  Common stock issued
   upon exercise of
   stock options                10,661        107       106,651            --           --        106,258
  Common stock issued for
   purchase of certain
   minority interests           50,000        500       440,125            --           --        441,125
  Net income                        --         --            --    13,591,107           --     13,591,107
  Foreign currency
   translation adjustment           --         --            --            --     (839,914)      (839,914)
                            ----------   --------   -----------   -----------    ----------   -----------

Balance at
  December 31, 1996         13,242,994   $132,430   $22,766,468   $52,315,069    $(645,933)   $74,568,034
                            ----------   --------   -----------   -----------    ----------   -----------


28                     See notes to consolidated financial statements.

                                  FOSSIL 1996 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEARS ENDED DECEMBER 31,
                                                                -----------------------------------------
                                                                    1996           1995           1994
                                                                ------------   -----------   ------------
Operating Activities:
  Net income                                                    $ 13,591,107   $12,057,464   $ 15,344,917
  Noncash items affecting net income:
    Minority interest in subsidiaries                                362,084       685,055        773,940
    Depreciation and amortization                                  3,125,598     2,481,649      1,502,958
    Equity in net income of affiliate                                     --            --        (82,975)
    Increase in allowance for doubtful accounts                    1,424,243       911,298        988,281
    Increase in allowance for returns --
      net of related inventory in transit                            183,382       347,508      1,049,550
    Deferred income tax benefits                                    (375,925)     (504,236)    (1,056,531)
    Cumulative translation adjustment                               (839,914)      109,118        196,833
  Cash from (used for) changes in assets and liabilities:
    Accounts receivable                                           (5,384,069)    1,526,055    (18,503,546)
    Inventories                                                   (6,353,919)   (9,611,015)   (12,275,154)
    Prepaid expenses and other current assets                         82,839      (655,458)      (244,600)
    Accounts payable                                               2,125,766     1,303,388      1,522,613
    Accrued expenses                                               3,989,332     2,314,422      6,284,808
    Income taxes payable                                            (992,803)      806,227     (1,595,733)
                                                                 -----------   -----------   ------------
          Net cash from (used in) operation                       10,937,721    11,771,475     (6,094,639)
                                                                 -----------   -----------   ------------

Investing Activities:
  Net assets acquired in business combination/consolidation,
    net of cash received                                            (634,734)           --        467,365
  Additions to property, plant and equipment                      (4,183,990)   (6,225,894)    (8,233,470)
  Increase in intangible and other assets                           (391,669)   (1,179,619)      (665,701)
                                                                 -----------   -----------   ------------
          Net cash used in investing activities                   (5,210,393)   (7,405,513)    (8,431,806)
                                                                 -----------   -----------   ------------

Financing Activities:
  Issuance of common stock                                           547,383       197,131        283,743
  Increase (decrease) in minority interests in subsidiaries          (83,774)     (368,714)       355,088
  Issuance of notes payable -- affiliates                                 --     1,128,574             --
  Repayment of notes payable -- affiliates                          (127,830)   (1,000,000)    (1,000,000)
  Increase (repayments) in notes payable -- bank                     (62,396)     (659,240)    11,515,000
  Distributions to S Corporation stockholders                             --            --     (1,077,500)
                                                                 -----------   -----------   ------------
          Net cash from (used in) financing activities               273,383      (702,249)    10,076,331
                                                                 -----------   -----------   ------------

Net increase (decrease) in cash and cash equivalents               6,000,711     3,663,713     (4,450,114)
Cash and cash equivalents:
          Beginning of year                                        5,980,535     2,316,822      6,766,936
                                                                 -----------   -----------   ------------
          End of year                                            $11,981,246   $ 5,980,535   $  2,316,822
                                                                 -----------   -----------   ------------
                                                                 -----------   -----------   ------------


           See notes to consolidated financial statements.                   29

                       FOSSIL 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Fossil, Inc., a Delaware corporation, and its subsidiaries (the "Company"). Significant intercompany balances and transactions are eliminated in consolidation. The organizational structure of the Company's U.S.-based operations was changed in August 1994 by transferring substantially all of its assets and liabilities, except those connected with investments in subsidiaries, trademarks, or similar intangible assets, to Fossil Partners, L.P., a Texas limited partnership. Fossil, Inc. is the sole managing general partner of Fossil Partners, L.P. The company is primarily engaged in the design, development and distribution of fashion watches and other accessories, principally under the "FOSSIL," "FSL", and "RELIC" brand names. The Company's products are sold primarily through department stores and other major retailers, both domestically and internationally.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS are considered all highly liquid investments with original maturities of three months or less.

     ACCOUNTS RECEIVABLE are stated net of allowances of $8,854,453 and $9,034,124 for estimated customer returns and $4,292,145 and $2,856,066 for doubtful accounts at December 31, 1996 and 1995, respectively.

     INVENTORIES are stated at the lower of average cost, including any applicable duty and freight charges, or market.

     PROPERTY, PLANT AND EQUIPMENT are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets of three to ten years for equipment and thirty years for buildings. Leasehold improvements are amortized over the shorter of the lease term or the asset's useful life.

     INTANGIBLE AND OTHER ASSETS include the cost in excess of tangible assets acquired, noncompete agreements and trademarks, which are amortized using the straight-line method over the estimated useful lives of generally twenty, three and five years, respectively.

     CUMULATIVE TRANSLATION ADJUSTMENT in stockholders' equity reflects the unrealized adjustments resulting from translating the financial statements of foreign subsidiaries. The functional currency of the Company's foreign subsidiaries is the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates prevailing during the year. Changes in exchange rates which affect cash flows and the related receivables or payables are recognized as transaction gains and losses in the determination of net income. The Company realized net foreign currency losses of approximately $308,000, $151,000 and $104,000 for 1996,1995 and 1994 respectively, which have been included in other income (expense).

     FORWARD CONTRACTS are entered into by the Company principally to hedge the expected payment of intercompany inventory transactions with its non-U.S. subsidiaries. Currency exchange gains or losses resulting from the translation of the related accounts, along with the offsetting gains or losses from the hedge, are deferred until the inventory is sold or the forward contract is completed. At December 31, 1996, the Company had hedge contracts to sell 6,000,000 deutsche marks for approximately $4.1 million, expiring through July 1997.

     REVENUES are recognized as sales when merchandise is shipped. Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition.

     ADVERTISING costs for in-store and media advertising as well as co-op advertising and promotional allowances are expensed as incurred. Advertising expenses for the years ended December 31, 1996, 1995 and 1994 were approxi mately $14,919,000, $14,254,000 and $12,676,000, respectively.


30                                                  FOSSIL 1996 ANNUAL REPORT

     DEFERRED INCOME TAXES are provided for under the asset and liability method for temporary differences in the recognition of certain revenues and expenses for tax and financial reporting purposes.

     EARNINGS PER SHARE is based on the weighted average number of common and common equivalent shares outstanding during each period.

     FAIR VALUE OF FINANCIAL INSTRUMENTS are estimated to approximate the related book values, unless otherwise indicated, based on market information available to the Company.

2. ACQUISITIONS

Effective April 1, 1996, the Company invested approximately $700,000 in cash for an 81% interest in Kabushiki Kaisha Fossil Japan, a Japanese corporation ("Fossil Japan"). Fossil Japan is the sole distributor of Fossil products within Japan and was previously 100% owned by a foreign-based entity. The acquisition has been accounted for as a purchase, and in connection therewith, the Company recorded goodwill of approximately $300,000.

     In May 1993, the Company formed Fossil Europe b.v., a Netherlands holding company ("FOSSIL B.V."). The Company contributed $1.43 million to the joint venture for 70% of Fossil b.v.'s outstanding common stock. In July
1995, the Company acquired an additional 18% of Fossil b.v.'s outstanding common stock from its minority stockholders for approximately $1.68 million, of which approximately $1.32 million was recorded as goodwill. Effective October 1, 1996, the Company acquired the remaining 12% of Fossil b.v.'s outstanding common stock from its minority stockholders for $1.0 million in cash, 50,000 shares of the Company's $0.01 par value common stock ("Common Stock") and the issuance of options to acquire 20,000 shares of Common Stock, of which approximately $1.0 million was recorded as goodwill, Fossil b.v.'s initial purpose was to form and purchase through Fossil Europe GmbH ("Fossil GmbH") certain inventory and fixed assets from the Company's prior distributor in Germany. During 1994, Fossil b.v. formed an Italian subsidiary, Fossil Italia, S.r.l., ("Fossil Italy") and invested approximately $7,500 for a 60% equity interest in the Italian subsidiary. Fossil b.v. also formed a wholly owned subsidiary in both France and the United Kingdom, during 1995, and in Spain, during 1996. Each of these subsidiaries is generally responsible for sales and operations within their respective countries with the exception of Fossil GmbH, which acts as the Company's main marketing and distribution point in Europe.

     The balance sheets and results of operations of these subsidiaries and affiliates are included in the accompanying consolidated financial statements since the dates of their formation or acquisition.

3. INVENTORIES

Inventories consist of the following:
                                                            DECEMBER 31,
                                                      -------------------------
                                                           1996        1995
                                                      -----------  -----------

         Components and parts                         $ 2,294,750  $ 1,929,100
         Work-in-process                                  657,125      546,917
         Finished merchandise on hand                  38,404,535    33,406,561
         Merchandise at Company's stores                3,962,199    1,805,890
         Merchandise in-transit from customer returns   4,463,946    4,827,000
                                                      -----------  -----------
                                                      $49,782,555  $42,515,468
                                                      -----------  -----------
                                                      -----------  -----------


                                              FOSSIL 1996 ANNUAL REPORT     31

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                      december 31,     1996           1995

Land                                                $ 2,535,361   $ 2,535,361
Building                                              4,982,164     4,855,898
Office and store furniture and fixtures               5,960,469     5,042,603
Equipment                                             4,446,863     3,724,761
Computer software                                     1,203,440       981,453
Leasehold improvements                                5,260,858     3,116,370
                                                    -------------------------
                                                     24,389,155    20,256,446
Less accumulated depreciation and amortization        7,670,179     4,791,887
                                                    -------------------------
                                                    $16,718,976   $15,464,559

5. INTANGIBLE AND OTHER ASSETS

Intangibles and other assets consist of the following:

                                      december 31,      1996          1995

Costs in excess of tangible net assets acquired     $ 4,031,643   $ 2,770,751
Noncompete agreement                                    475,000       475,000
Trademarks                                              528,132       442,969
Deposits                                                453,213       310,261
Other                                                   253,411       276,997
                                                    -------------------------
                                                      5,741,399     4,275,978
Less accumulated amortization                         1,108,206       894,172
                                                    -------------------------
                                                    $ 4,633,193   $ 3,381,806

6. DEBT

BANKS. In December 1993, the Company acquired a 20-acre parcel of land in Richardson, Texas. Approximately ten acres was utilized as a site for the Company's new corporate offices and distribution facility, completed in July 1994. In August 1994, the Company signed a $5.0 million financing agreement with its primary bank ("Long-Term Revolver") to partially finance the approximate $7.0 million cost of the facility and for other general corporate purposes. The financing agreement is for a ten-year revolving term loan with quarterly payments equal to 1% of the stated principal amount of the facility. The interest rate is the lender's prime rate (8.25% at December 31, 1996) and is payable quarterly. The financing agreement additionally allows for interest to be calculated at the London Interbank Offered Rate ("LIBOR") (5.53% at December 31, 1996), plus 1.25%. In connection with the financing agreement the Company agreed to pay an origination fee equal to .75% of the original principal amount of the facility and an unused fee of .50% per annum. At December 31, 1996, $4.55 million was outstanding under this facility of which $200,000 is due during 1997. Interest expense under these

32
        FOSSIL 1996 ANNUAL REPORT
credit facilities was $1,104,140, $855,631, and $456,063 for 1996, 1995 and
1994 respectively. In April 1996, the Company amended its short-term revolving credit facility in the United States ("U.S. short-term revolver") with its primary bank to additionally allow for Japanese Yen currency borrowings ("Yen Borrowings") not to exceed $5,000,000. All outstanding borrowings under the amended facility bore interest at the bank's prime rate less 0.5% or the Euroyen rate plus 1.00% (1.58% at December 31, 1996), at the option of the Company. In May 1996, the Company renewed its U.S. short-term revolver through May 3, 1997. At the time of the renewal, the Company increased the funds available under the facility by $5,000,000 to the lesser of $30,000,000 or the result of a calculated borrowing base, determined principally on the Company's cash flow, as defined within the loan agreement. The U.S. short-term revolver is collateralized by substantially all the Company's assets and requires the maintenance of specific levels of tangible net worth, working capital and financials ratios. In December 1996, the Company entered into a short-term revolving credit facility in Japan ("Japan short-term revolver") with a Japan-based bank and paid off all Yen Borrowings which were outstanding under the U.S. short-term revolver. The borrowings under the Japan short-term revolver are in Yen and bear interest at the Euroyen rate plus 0.5% (1.08% at December 31, 1996). The Japan short-term revolver is collateralized by a standby letter of credit issued by the Company's primary U.S. bank. As of December 31, 1996, based on the borrowing formula, the entire U.S. credit facility was available, less borrowings. The Company as of December 31, 1996, had total cash borrowings under the U.S. and Japan short-term revolvers of approximately $6,500,000 and $2,805,000, respectively.

     During April 1995, Pulse Time purchased its office facilities in Hong Kong and signed a financing agreement with its primary bank for approximately $350,000 ("Term Loan") to partially finance the approximate $650,000 cost of the facility. The financing agreement was for a seven-year term loan with monthly payments of approximately 1.2% of the stated principal amount plus interest, calculated at bank prime rate in the United States plus 1.5%. The entire note balance was paid in full during 1996.

     During the first quarter of 1995, Fossil GmbH entered into a short-term credit facility with each of two German-based banks. No borrowings were outstanding under the combined credit facilities at December 31, 1996, with outstanding borrowings of 4,000,000 deutsche marks (approximately $2.8 million) at December 31, 1995. Outstanding borrowings under the facilities bear interest at approximately 6% and are collateralized by substantially all of Fossil GmbH's assets.

     At December 31, 1996 and 1995, the Company had outstanding letters of credit of approximately $2,695,000, and $592,000, respectively, to vendors for the purchase of merchandise.

     AFFILIATES. In connection with the Company's initial public offering in April 1993, the Company issued notes payable to stockholders of $10,910,000 which represented S Corporation distributions; $8,910,000 was paid from a portion of the public offering proceeds and an additional $1,000,000 was paid during both 1994 and 1995. Interest paid to stockholders totaled $20,000 and $84,444 for 1995, and 1994, respectively. On March 31, 1993, two separate dividends were declared payable by the Company to the stockholders as of that date as follows: (i) $1,787,000 of which $1,077,500 remained payable as of December 31, 1993 and was paid during 1994 and (ii) $1,500,000 was declared representing a return on their investment in the Company, which was paid in December 1993.

     The minority stockholders of Fossil Italy are providing a portion of the short-term financing for that entity. The credit agreement between Fossil b.v. and the minority stockholders requires short-term financing be provided in the amount of approximately $1.1 million at an interest rate equivalent to the bank prime interest rate in the United States, payable based on certain financial covenants being attained within Fossil Italy. Interest paid to the minority stockholders totaled approximately $75,000 for the year ended December 31, 1995. No interest was paid to minority interest stockholders for the year ended December 31, 1996.

                                                                            33
                                              FOSSIL 1996 ANNUAL REPORT

7. OTHER INCOME (EXPENSE) -- NET

Other income (expense) -- net consists of the following:

             years ended december 31,      1996        1995        1994

Consulting fees                         $       -   $1,000,000   $       -
Insurance proceeds above book value       101,814      579,673           -
Minority income (expense)                (840,084)    (685,055)   (773,940)
Legal settlements                          50,000     (251,000)    (25,000)
Duty drawback                             321,836            -           -
Interest income                           235,098       91,896      69,423
Other income (expense)                      3,717       60,380      21,084
                                        -----------------------------------
                                        $(127,619)  $  795,894   $(708,433)

8. INCOME TAXES

Deferred income tax benefits reflect the net tax effects of deductible temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's net deferred tax benefits, consist of the following:

                        december 31,      1996          1995

Deferred tax assets:
 Bad debt allowance                   $ 1,146,268   $   890,283
 Returns allowance                      2,835,344     2,914,393
263(a) capitalization of inventory        555,135       598,121
 Miscellaneous tax asset items            655,514       455,837
Deferred tax liabilities:
 In-transit returns inventory          (1,525,917)   (1,568,215)
                                      --------------------------
Net current deferred tax benefits     $ 3,666,344   $ 3,290,419

Management believes that no valuation allowance against net deferred tax benefits is necessary. The resulting provision for income taxes consists of the following:

             years ended december 31,    1996        1995         1994


Current expense:
  United States                       $6,776,925   $5,932,384   $ 9,259,841
  Foreign                              3,048,000    2,656,852     1,374,690
Deferred benefit - United States        (375,925)    (504,236)   (1,056,531)
                                      --------------------------------------
Provision for income taxes            $9,449,000   $8,085,000   $ 9,578,000

34
        FOSSIL 1996 ANNUAL REPORT

A reconciliation of income tax computed at the U.S. Federal statutory income tax rate of 35% to the provision for income taxes is as follows:

            years ended december 31,     1996         1995         1994

Tax at statutory rate                 $8,064,037   $7,049,862   $8,723,021
State, net of federal tax benefit        194,312      288,073      477,381
Other                                  1,190,651      747,065      377,598
                                      -------------------------------------
Provision for income taxes            $9,449,000   $8,085,000   $9,578,000

Deferred U.S. federal income taxes are not provided on certain undistributed earnings of foreign subsidiaries as management plans to continue reinvesting these earnings outside the United States. Determination of such tax amounts is not practical because potential offset by U.S. foreign tax credits would be available under various assumptions involving the tax calculation.

9. COMMITMENTS

LICENSE AGREEMENTS. The Company has various license agreements to market watches bearing certain trademarks owned by various entities. In accordance with these agreements, the Company incurred royalty expense of $1,365,579, $1,299,976, and $1,591,530 in 1996, 1995, and 1994, respectively. These amounts are included in the Company's cost of sales. The Company has several agreements in effect at December 31, 1996, which expire on various dates from April 1997 to December 1999, and require the Company to pay royalties ranging from 5% to 15% of defined net sales. Future minimum royalty commitments under such license agreements at December 31, 1996, are as follows:

                           Royalties
                           ---------
  1997                     $299,000
  1998                      164,000
  1999                      213,000
                           --------
                           $676,000

LEASES. The Company leases its retail and outlet store facilities as well as certain of its office facilities and equipment under non-cancelable operating leases. Most of the retail store leases provide for contingent rental based on operating results and require the payment of taxes, insurance and other costs applicable to the property. Generally, these leases include renewal options for various periods at stipulated rates. Rent expense under these agreements was $3,698,981, $2,288,677, and $1,264,26 for 1996, 1995 and 1994,
respectively. Future minimum rental commitments under such leases at December 31, 1996, are as follows:

                                                                            35
                                             FOSSIL 1996 ANNUAL REPORT

                                   Leases
                                -----------
1997                            $ 3,755,000
1998                              2,655,000
1999                              2,458,000
2000                              2,032,000
2001                              1,628,000
Thereafter                        2,721,000
                                -----------
                                $15,249,000

10. STOCKHOLDER'S EQUITY AND BENEFIT PLANS

The Company has 50,000,000 shares of authorized $0.01-par-value common stock ("Common Stock"), with 13,242,994 and 13,182,333 shares issued and outstanding at December 31, 1996 and 1995, respectively. The Company has 1,000,000 shares of authorized $0.01-par-value preferred stock with none issued or outstanding.

     SAVINGS PLAN. The Company has a savings plan in the form of a defined contribution plan (the "401(k) plan") established in July 1992 for substantially all full-time employees of the Company. Employees are eligible to participate in the 401(k) plan after one year of service. The Company matches 50% of employee contributions up to 3% of their compensation and 25% of the employee contributions between 3% and 6% of their compensation. The Company also has the right to make certain additional matching contributions not to exceed 15% of employee compensation. The Company's Common Stock is one of several investment alternatives available under the 401(k) plan. Matching contributions made by the Company to the 401(k) plan totaled $129,035, $97,808, and $55,971 for 1996, 1995 and 1994, respectively.

     LONG-TERM INCENTIVE PLAN. An aggregate of 1,150,000 shares of Common Stock were reserved for issuance pursuant to the 1993 Fossil Long-Term Incentive Plan ("Incentive Plan"), adopted April 1993. An additional 600,000 shares were reserved in 1995 for issuance under the Incentive Plan. Designated employees of the Company, including officers and directors, are eligible to receive (i) stock options, (ii) stock appreciation rights, (iii) restricted or nonrestricted stock awards, (iv) cash awards or (v) any combination of the foregoing.

     The Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). Each option issued under the Incentive Plan terminates at the time designated by the Compensation Committee, not to exceed ten years. The current options outstanding predominately vest over a three-year period and were priced at not less than estimated fair market value of the Company's Common Stock at the date of grant. Effective January 10, 1996, the Company offered the participants under the Incentive Plan the opportunity to exchange any outstanding stock option grants with an exercise price of $15.50 or above for a pro-rata number of options at a $10.00 exercise price. The pro-rata number of options offered in exchange was equivalent to the total number of options outstanding for each grant exchanged multiplied by the percentage figure calculated by dividing $10.00 by the optionees's previous exercise price. A total of 244,325 options with exercise prices ranging from $15.50 to $28.50 were canceled in exchange for 130,794 options with an exercise price of $10.00. The weighted average fair value of the stock options granted during 1996, 1995 and 1994 were $4.94, $7.56 and $10.64, respectively.

NONEMPLOYEE DIRECTOR STOCK OPTION PLAN. An aggregate of 100,000 shares of Common Stock were reserved for issuance pursuant to this nonqualified stock option plan, adopted April 1993. During the first year an individual is

36
        FOSSIL 1996 ANNUAL REPORT
elected as a nonemployee director of the Company, they receive a grant of 5,000 nonqualified stock options. In addition, on the first day of each subsequent calendar year, each nonemployee director will automatically receive a grant of an additional 3,000 nonqualified stock options, so long as the person is serving as a nonemployee director.

     Pursuant to this plan, 50% of the options granted will become exercisable on the first anniversary of the date of grant and in two additional installments of 25% on the second and third anniversaries. The exercise prices of options granted under this plan were not less than the fair market value of the Common Stock at the time of grant. The weighted average fair value of the stock options granted during 1996, 1995 and 1994 were $5.17, $8.69, and $19.00, respectively. The fair value of options granted under the Company's stock option plans during 1996, 1995 and 1994 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield, expected volatility of approximately 65%, risk free interest rate of 6.11%, and expected life of 5 years. The following tables summarize the Company's stock option activity:


INCENTIVE PLAN

                                        weighted                 weighted
                                        average                  average
                          exercise      exercise                 exercise
                           price         price                     price                   available
                         per share     per share   outstanding   per share   exercisable   for grant
                       -------------   ---------   -----------   ---------   -----------   ---------
At December 31, 1993   $ 7.50-$18.50    $ 8.126      202,950           --           --      947,050

   Granted             $15.50-$28.50    $18.866      298,650           --           --     (298,650)
   Exercised           $ 7.50-$11.50    $ 7.581      (37,425)          --           --           --
   Canceled            $ 7.50-$27.50    $18.000       (7,075)          --           --        7,075
   Exercisable         $ 7.50-$18.50         --           --      $ 8.210       68,925           --
                       ----------------------------------------------------------------------------

At December 31, 1994   $ 7.50-$28.50    $14.655      457,100      $ 8.210       68,925      655,475
Shares designated for
 grant through the
 Incentive Plan                   --         --           --           --           --      600,000
  Granted              $8.875-$25.50    $12.550      326,200           --           --     (326,200)
  Exercised            $ 7.50-$19.50    $10.157      (19,409)          --           --           --
  Canceled             $ 7.50-$26.75    $11.045      (33,950)          --           --       33,950
  Exercisable                     --         --           --      $14.220      166,729           --
                       ----------------------------------------------------------------------------

At December 31, 1995   $ 7.50-$28.50    $13.894      729,941      $14.212      235,654      963,225
  Granted              $6.625-$15.875   $ 7.984      552,194           --           --     (552,194)
  Exercised            $ 7.50-$13.625   $10.014      (10,661)          --           --           --
  Canceled             $6.625-$28.50    $17.391     (300,207)          --           --      300,207
  Exercisable                      --        --           --      $10.652      176,600           --
                       ----------------------------------------------------------------------------

At December 31, 1996   $6.625-$25.75    $ 9.782      971,267      $10.430      412,254      711,238


                                                                              37
                                            FOSSIL 1996 ANNUAL REPORT

NONEMPLOYEE DIRECTOR PLAN

                                            weighted                 weighted
                                            average                  average
                             exercise       exercise                 exercise
                              price          price                     price                   available
                            per share      per share   outstanding   per share   exercisable   for grant
                          -------------    ---------   -----------   ---------   -----------   ---------
   At December 31, 1993   $ 7.50            $ 7.50        24,000           --           --       76,000

     Granted              $19.00            $19.00        14,000           --           --      (14,000)
     Exercisable          $ 7.50                --            --      $  7.50        7,500           --
                          -----------------------------------------------------------------------------

   At December 31, 1994   $ 7.50 -$19.00    $11.813       24,000      $ 7.500        7,500       76,000
     Granted              $13.125-$17.125   $14.554       14,000           --           --      (14,000)
     Exercisable          $ 7.50 -$19.00         --           --      $13.772        8,250           --
                          -----------------------------------------------------------------------------

   At December 31, 1995   $ 7.50 -$19.00    $12.822       38,000      $10.786       15,750       62,000
     Granted              $ 8.375           $ 8.375       12,000           --           --      (12,000)
     Exercisable          $ 7.50 -$19.00         --           --      $13.289       13,000           --
                          -----------------------------------------------------------------------------

   At December 31, 1996   $ 7.50 -$19.00    $11.755       50,000      $11.917       28,750       50,000

Additional weighted average information for options outstanding and exercisable as of December 31, 1996:


                                                   options outstanding      options exercisable
                                                 -----------------------   ---------------------
                                                  weighted     weighted                 weighted
                                                  average      average                  average
                       range of                   exercise    remaining                 exercise
                       exercise        number      price     contractual   number of     price
                        prices       of shares   per share      life         shares    per share
                    --------------   ---------   ---------   -----------   ---------   ---------
   Incentive Plan:  $ 6.625-$12.99    696,510     $ 8.269      8 years      186,707     $ 8.842
                    $13.00 -$25.75    274,757     $13.617      8 years      225,547     $13.781
   Nonemployee
   Director Plan:   $ 7.50 -$12.99     27,000     $ 7.889      7 years       15,000     $ 7.500
                    $13.00 -$19.00     23,000     $16.293      8 years       13,750     $16.736


The Company applies Accounting Principles Board Opinion No.25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost (generally measured as the excess, if any, of the quoted market price of the Common Stock at the date of the grant over the amount an employee must pay to acquire the Common Stock) has been recognized for the Company's stock option plans. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") issued by the Financial Accounting Standards Board in 1995, prescribed a method to record compensation cost for stock-based employee compensation plans at fair value. Pro forma disclosures as if the Company had adopted the cost recognition requirements under SFAS 123 in 1996 and 1995 are presented below. Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.



38
          FOSSIL 1996 ANNUAL REPORT
                           years ended december 31,      1996           1995
Net income:
  As reported                                        $13,591,107     $12,057,464
  Pro forma                                          $12,254,598     $11,345,196

Earnings per share:
  As reported                                        $      1.02     $      0.91
  Pro Forma                                          $      0.92     $      0.85


11. SUPPLEMENTAL CASH FLOW INFORMATION

The following is provided as supplemental information to the consolidated statements of cash flows:

                           years ended december 31,      1996            1995           1994
Cash paid during the year for:
  Interest                                           $ 1,117,107     $ 1,073,248     $   521,920
  Income taxes                                       $11,614,532     $ 7,424,463     $12,256,101


12. SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION

Customers of the Company consist principally of major department stores and specialty retailers located throughout the United States. The most significant customers, individually or considered as a group under common ownership, which accounted for over 10% of net sales for the periods presented, were as follows:

                           years ended december 31,      1996            1995           1994
   Customer A                                             11%             12%            --
   Customer B                                             10%             --             --





                                                                              39
                                              FOSSIL 1996 ANNUAL REPORT

The Company operates in a single industry, as a designer, developer, marketer and distributor of fashion watches and other accessories. Information about the Company's operations in the United States and international markets in 1996, 1995 and 1994 is presented below. Intercompany sales of products between geographic areas are referred to as intergeographic items. These intercompany sales primarily consist of product sales from the Far East into the u.s. and European operations which are priced at cost plus a 5%-8% trade agent commission.

  year ended december 31, 1996       Net Sales    Operating Income     Assets

United States                      $158,159,270     $17,741,711     $ 78,302,341
Europe                               45,926,815       1,781,220       27,842,878
Far East                             66,270,186       5,008,243        8,335,684
Japan                                 6,266,671        (158,215)       4,497,166
Intergeographic items               (70,723,680)             --               --
                                   ---------------------------------------------

Consolidated                       $205,899,262     $24,372,959     $118,978,069


  year ended december 31, 1996       Net Sales    Operating Income     Assets

United States                      $134,747,319     $14,293,470     $ 64,772,200
Europe                               40,053,692       1,701,085       24,795,443
Far East                             69,430,240       4,468,898        7,425,884
Intergeographic items               (63,116,804)             --               --
                                   ---------------------------------------------

Consolidated                       $181,114,447     $20,463,453     $ 96,993,527


  year ended december 31, 1996       Net Sales    Operating Income     Assets

United States                      $138,934,157     $19,348,201     $ 58,224,508
Europe                               23,155,617       1,758,554       11,996,136
Far East                             92,959,221       5,109,912       10,199,458
Intergeographic items               (93,165,738)             --               --
                                   ---------------------------------------------

Consolidated                       $161,883,257     $26,216,667     $ 80,420,102



40
          FOSSIL 1996 ANNUAL REPORT
information

     CORPORATE



     EXECUTIVE OFFICERS AND DIRECTORS
     Tom Kartsotis                   Randy S. Kercho                 Kenneth W. Anderson
     Chairman of the Board and       Executive Vice President        Director
     Chief Executive Officer         and Chief Financial Officer

     Kosta N. Kartsotis              Mark D. Quick                   Alan J. Gold
     President,                      Executive Vice President        Director
     Chief Operating Officer
     and Director

     Michael W. Barnes               T.R. Tunnell                    Alan D. Moore
     Executive Vice President        Senior Vice President,          Director
     and Director                    Development Chief Legal
                                     Officer and Secretary

     Richard H. Gundy                Jal S. Shroff                   Donald J. Stone
     Executive Vice President        Managing Director-              Director
                                     Fossil East and Director


     CORPORATE INFORMATION

     Transfer Agent and Registrar    Independent Auditors            Corporate Counsel
     ChaseMellon Shareholder         Deloitte & Touche LLP           Jenkens & Gilchrist
       Services LLC                  2200 Ross Avenue                1445 Ross Avenue
     Overpeck Centre                 Dallas, TX 75201                Dallas, TX 75202
     85 Challenger Road
     Ridgefield Park, NJ 07760


     INTERNET WEB SITE

     The Company maintains a web site at the worldwide web internet address of www.fossil.com. Certain product, event, press release and collector club information concerning the Company is available at the site.


     STOCKHOLDER INFORMATION

     Annual Meeting
     The Annual Meeting of Stockholders will be held on Thursday, May 22, 1997, at 4:00 pm at the Company's headquarters, 2280 N. Greenville Ave., Richardson,
     Texas.


     COMPANY INFORMATION

     A copy of the Company's Annual Report on Form 10-k and the Annual Report to Stockholders, as filed with the Securities and Exchange Commission, in addition to other Company information, are available to stockholders without charge upon written request to FOSSIL, Investor Relations, 2280
     N. Greenville Ave., Richardson, Texas 75082-4412.