Form 10-K, Exhibit 13
period 1998-01-03
FOSSIL INC
filed 1998-04-03
CIK 883569

1997
                                     FOSSIL
                                 ANNUAL REPORT

Company Profile ...........................................................    2

Financial Highlights ......................................................    3

Letter to Stockholders ....................................................    4

Company Overview ..........................................................    6

Management Discussion .....................................................   10

Financial Information .....................................................   23

Corporate Information .....................................................   40

COMPANY PROFILE

FOSSIL is a design and marketing company that specializes in consumer products predicated on fashion and value. The Company's flagship product, FOSSIL brand watches, is sold in department stores and other upscale retailers in over seventy countries around the world. Complementary lines of accessories such as leather goods and sunglasses also capitalize on the increasing awareness of the FOSSIL brand.

The wholesome brand image of 1950s Americana is targeted to today's value-driven, back-to-basics consumer. Designs for the distinctive tin packaging, advertising materials, and point-of-purchase displays are conceived in an in-house creative services department.

Products are planned and developed using a series of design, manufacturing and marketing systems which are flexible and efficient. The Company's strategy is to capture an increasing market share of a growing number of markets by providing customers with high quality, value-driven products which are marketed in a unique manner.

The Company also develops products under the RELIC and FSL brand names as well as creates private label products for some of the most distinguished companies in the world.

[Graphic presentation of Net Sales, Operating Income, Net Income and Stockholders' equity for fiscal years 1997, 1996, 1995, 1994 and 1993.]


SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts)     1997           1996            1995         1994           1993

Net sales                                  $244,798       $205,899       $181,114      $161,883       $105,089
Gross profit                                117,528         98,038         82,900        71,880         45,343
Operating income                             34,610         24,373         20,463        26,217         16,576
Income before taxes                          32,151         23,040         20,142        24,923         16,718
Net income (1)                               18,942         13,591         12,057        15,345         11,485
Basic earnings per share (1)(2)                0.94           0.69           0.61          0.78           0.61
Diluted earnings per share (1)(2)          $   0.91           0.68           0.60          0.77           0.60

Weighted average common and common
 equivalent shares outstanding:
Basic (1)(2)                                 20,136         19,783         19,761        19,720          18,765
Diluted (1)(2)                               20,833         20,068         19,940        19,956          18,993

Working capital                            $ 70,603       $ 59,861       $ 49,251      $ 41,434        $ 27,692
Total assets                                139,570        118,978         96,994        80,420          46,539
Long-term debt                                   --          4,350          4,811         4,750           1,000
Stockholders' equity                         95,263         74,568         61,269        48,906          33,025

(1) 1993 amounts and prior are pro forma
(2) All weighted average share and per share data and 1997 actual share data has been adjusted to reflect a three-for-two stock split effected in the form of a stock dividend payable on April 8, 1998.

STOCK INFORMATION

FOSSIL'S common stock prices are published daily in The Wall Street Journal and other publications under the Nasdaq National Market Listing. The stock is traded under the ticker symbol "FOSL." The following are the high and low sale prices of the Company's stock per the Nasdaq National Market. All per share data has been adjusted to reflect a three-for-two stock split effected in the form of a stock dividend payable on April 8, 1998 to all stockholders of record on March 25, 1998. Stock prices have been adjusted to the nearest traded amount.



                                            1997                                        1996
                                     High             Low                        High               Low

First quarter                       $ 9 3/4           $ 7                       $ 7 1/2            $4 1/2
Second quarter                       11 7/8             8 1/4                    10 7/8             6 1/2
Third quarter                        15 1/2            11                         9 3/4             4 7/8
Fourth quarter                       17 5/8            11                        10 1/2             7 5/8

LETTER TO STOCKHOLDERS

To our stockholders:

We are pleased with our progress in 1997.

o FOSSIL recaptured its position as the leading supplier of fashion watches to department stores in the United States.
o    Other  FOSSIL  branded  accessories   continued  to  show  dramatic  growth
     domestically.
o Our retail stores continued to enhance our brand and served as a showcase for our diverse products. Our outlet stores allowed us to cleanse our inventory in a profitable manner.
o Our international subsidiaries each made significant strides in terms of improving our presence in important foreign markets as well as improving profitability.
o Our non-FOSSIL watch businesses continued to grow in size and profitability and expanded into new segments of the industry.
o Our product development teams and manufacturing operations in the Far East continued to exceed our expectations in terms of expanding our creative and manufacturing capabilities in a profitable manner.

All in all, 1997 was our best year ever. While we believe we are positioned for continued success in 1998, we are approaching our immediate future with cautious aggression. "After victory, tighten your chinstrap" is an old Japanese adage which appropriately describes the current mind set at Fossil. We are focused on improving our creative capabilities, our cost efficiencies and our competitive position within all markets in which we compete.

The opportunities presented through the evolution of FOSSIL as a lifestyle brand are tremendous. Our brand is diverse in that it appeals to both male and female consumers and can apply to a number of product categories that are only limited by one's imagination. Also, the FOSSIL brand easily crosses international borders. This is evidenced by the fact that almost one third of our revenues in 1997 came from international sources. We are continually evaluating new opportunities to expand our product offerings and our global retail presence via licensing relationships and other partnerships with world class companies.

Product development teams continue to aggressively develop exciting new watch products and programs which enable us to seek bigger percentages of business within the watch assortments of existing customers. At the same time, we are systematically developing our distribution capabilities in order to enter new distribution channels, worldwide. We believe that over the next several years we can achieve significant growth by competing in new layers of our existing businesses with relatively little increase in our present infrastructure.

We are proud of our financial performance in 1997 and we are excited about the diversity and growth potential in untapped segments of our business. The power of the FOSSIL brand is rapidly opening doors to new opportunities and we are navigating those opportunities with the long term as our focus. We believe the FOSSIL brand will rapidly become prominent within a multitude of product categories in a number of markets.

Our five year anniversary as a publicly traded company is upon us. We have weathered numerous storms and, through it all, believe that we have continually learned how to be a better public company. We will do our best to continue the learning process. We appreciate everyone who continues to play a hand in our growth... especially our dedicated employees, customers, suppliers and, most importantly, our consumers.

Sincerely,


/s/ Tom Kartsotis
---------------------
Tom Kartsotis
Chairman of the Board


/s/ Kosta Kartsotis
---------------------
Kosta Kartsotis
President

COMPANY OVERVIEW

The Company's primary objective is to create value by building the FOSSIL brand name. A strong brand identity encourages retailers to increase the visibility of the FOSSIL brand within their assortments and thus increase sales. A strong brand also provides opportunities to expand into new product categories. The FOSSIL brand continued to be one of the leading fashion watch brands in 1997, while continuing to gain momentum in sales on non-watch products and increasing its brand presence globally.

Watches: The FOSSIL line continued its leadership position in department stores with the highly successful second quarter launch of FOSSIL Steel, featuring solid stainless steel bracelets and casebacks for both men and women. FOSSIL BLUE, a line of water resistant sport watches introduced in 1996, has become the dominant product category in the Fossil line. Contributing to the dominance of Fossil Blue was the introduction of Blue Teq, a group of chronograph look watches in late 1997.

Leathers: The leather division continued to exhibit strong sales and earnings growth. Handbags, introduced in 1996, continued to increase market share and enhance the visibility and sales of the Company's other leather categories, including men's and women's small leather goods and belts. During 1998, a line of FOSSIL nylon handbags will be introduced in addition to a group of bags with a sport feel and look under the Company's FSL brand. Strong growth should continue in the leather product category during 1998 as key basic collections continue to increase in sales and new lines of more classic, less ornamented styles provide a fresh and exciting product assortment.

Sunglasses: The sunglass market presented a challenge for the Company in 1997, as a number of competitors entered the market pushing supply above apparent consumer demand. While the majority of sunglass companies, including FOSSIL, recorded fewer sales in this category during 1997, the Company was able to maintain a strong presence in its department store distribution channel as well as optical stores such as LensCrafters. The eyewear division ended 1997 on a strong note as a new collection of more popularly priced sunglasses tested successfully and continued the rollout of products into an increasing number of Sunglass Hut locations. FOSSIL sunwear complements the quality and value of the FOSSIL brand perfectly by providing 100% UV protection, optical quality materials and the unique tin box with its assortment.

International: Aside from the Company's expanding presence in Europe and the Far East through Company owned sales and distribution locations, an increasing number of distributors joined the Company in 1997. New distributors covering Canada, the United Kingdom, Venezuela, Columbia/Ecuador, Lebanon and New Zealand were added throughout the year. In addition to selling the Company's products to retailers, our distributors often open FOSSIL stores or kiosks within their assigned territories to enhance the brand's image. Currently there are over 40 FOSSIL stores or kiosks outside the U.S. owned and operated by our distributors.

RELIC: RELIC continued its strong presence in national and regional chain department stores and specialty stores during 1997. This past year saw the RELIC brand expand into two new categories of watches that paralleled the success of FOSSIL BLUE and Adjust-o-matic categories. The RELIC WET category of performance sport watches features stainless steel bracelets and are water resistant to 165 ft. The new Adjust-a- link watches for women, which enable the retail store to quickly shorten the length of a bracelet without tools, have been an instant success. The RELIC brand continued to expand its brand statement with the successful introduction of small leather goods. This RELIC brand expansion should continue in 1998.

Emporio Armani: In 1997, the Company entered into a worldwide, multi-year licensing agreement with Giorgio Armani for Emporio Armani Orologi, a new line of watches.

This collection was launched in October in Milan. The Armani line features distinctive interpretations of retro and modern design. Throughout the collection, the Emporio Armani name and Eagle logo are used as a background element on the dials, etched into the casings, or incorporated more subtly into the band design. These watches are being sold in Emporio Armani Boutiques, better department stores, specialty stores, and select jewelry stores worldwide.

Licensing: The Company continues to broaden the product reach of the brand through strategic licensing agreements. In 1997, Itochu Fashion Systems initiated development of a full casual apparel line for the Japanese market. These products will be tested in select Japanese department stores beginning in the spring of 1998. Domestically, FOSSIL brand men's underwear was introduced in the fourth quarter of 1997. The Company has also signed an agreement for outerwear with London Fog, the world leader in this category. These products are scheduled to launch in the fall of 1999. The Company will continue to pursue licensed opportunities as growing brand awareness allows the Company to attract strong market leaders in targeted product categories.

Private Label: In addition to building its own brand, the Company also designs and manufactures private label products for some of the most prestigious companies in the world including national retailers, entertainment companies and theme restaurants. The Company continues to expand its core private label business as well as integrate other product categories such as leather goods and eyewear. The Company's premium/incentive division featured substantial gains in 1997 utilizing its sourcing, design and development systems to translate many corporate themes, events or promotions into a comprehensive custom program.

FOSSIL General Stores: The Company was operating six mall-based FOSSIL stores at the end of 1997 having added three new locations during the year. New stores were opened in Houston, Texas (the Galleria), Minneapolis, Minnesota (The Mall of America) and Columbus, Ohio (Tuttle Crossing). These stores continue to provide an excellent as well as profitable format to display the Company's increasing product assortments and convey the FOSSIL brand image. The Company also operates twenty-seven outlet stores, coast to coast, allowing the Company to properly control the liquidation of discontinued styles while maintaining the integrity of the FOSSIL brand image.

MANAGEMENT DISCUSSION AND ANALYSIS

Since the Company's origination in 1984, sales growth has been principally attributable to increased sales of FOSSIL brand watches both domestically and in a growing number of international markets. Adding to the Company's sales growth has been the addition of FOSSIL brand leather goods and sunglasses, the diversification into FOSSIL outlet and retail stores and the introduction of accessories and watches under other owned brands (RELIC and FSL). Increased sales volume has also been generated through leveraging the Company's infrastructure of sourcing, design and developmental systems for the production of its products for premium and corporate gift programs as well as under the names of internationally recognized designers, specialty retailers, entertainment companies and theme restaurants. The Company's products are marketed internationally mainly though major department stores and specialty retailers. The Company maintains sales and distribution offices in the United States, Germany, Italy, Japan, Spain and Hong Kong. In addition to sales through the Company's offices, the Company also currently distributes its products to over 60 additional countries through licensed distributors.

1997 HIGHLIGHTS

o Sales volume of FOSSIL Blue, a line of mainly metal-bracelet, water resistant sport watches first introduced in mid-1996, accounted for nearly half of the Company's FOSSIL brand watch business domestically.

o A line of stainless steel watches, FOSSIL Steel, and chronograph look watches, BLUE TEQ, were introduced under the FOSSIL brand in mid- and late-1997, respectively. Both of these introductions were well received by the consumer and positively impacted sales volumes.

o The newly designed line of FOSSIL handbags, first shipped in mid-1996, continued to be a success in the retail marketplace. Aside from increased sales volumes, their success at retail also has raised the awareness and credibility of the Company's other leather products, positively impacting sales volumes as well.

o Sunglass sales were negatively impacted as a multitude of competitors entered the marketplace driving supply above apparent consumer demand. The Company quickly reacted to the market conditions, by producing a new sunglass line with a wider breadth of price points and design.

o    The Company opened three  additional  FOSSIL retail stores in high traffic,
     international   destination   type  malls  bringing  the  total  number  of
     mall-based retail stores to six at the end of the year.

o Several multi-year licensing agreements were awarded to companies for the use of the FOSSIL brand name on their products. These included FOSSIL brand underwear and lounge wear for the domestic market introduced in late 1997, FOSSIL brand apparel in Japan to be introduced during 1998 and FOSSIL brand outerwear to be introduced domestically during 1999.

o The Company entered into a worldwide, multi-year licensing agreement with Giorgio Armani for the rights to design, produce and market a line of Emporio Armani watches. Distribution began in September 1997.

o The Company acquired the remaining 40% of the capital stock of its distribution company covering Italy and the remaining 35% of the capital stock of one of the Company's four main watch assembly factories.

                    [Graphic depiction of Fossil sunglasses]

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated: (i) the percentages of the Company's net sales represented by certain line items from the Company's consolidated statements of income and (ii) the percentage changes in these line items between the years indicated.


                                             percentage          percentage
                                               change              change
                                              from year           from year
Fiscal year ended                    1997       1996      1996      1995      1995

Net sales                           100.0%      18.9%    100.0%     13.7%    100.0%
Cost of sales                       (52.0)      18.0     (52.4)      9.8     (54.2)
                                    -----------------------------------------------
Gross profit                         48.0       19.9      47.6      18.3      45.8
Operating expenses                  (33.9)      12.6     (35.8)     18.0     (34.5)
                                    -----------------------------------------------
Operating income                     14.1       42.0      11.8      19.1      11.3
Interest expense                     (0.4)     (20.7)     (0.6)      7.9      (0.6)
Other income (expense)               (0.6)   (1077.6)       --    (116.0)      0.4
                                    -----------------------------------------------
Income before income taxes           13.1       39.5      11.2      14.4      11.1
                                    -----------------------------------------------
Income taxes:
Federal, State, Foreign              (5.4)      39.8      (4.6)     16.9      (4.4)
                                    -----------------------------------------------
Net income                            7.7%      39.4%      6.6%     12.7%      6.7%


The following table sets forth certain components of the Company's consolidated net sales and the percentage relationship of the components to consolidated net sales for the years indicated (in millions, except percentage data):


Fiscal year ended         1997       1996    1995    1997     1996     1995

International:
Europe                $   45.2 $   45.9 $   40.0    18.4%    22.3%    22.1%
Other                     30.8     15.2     18.7    12.6      7.4     10.3
                      -----------------------------------------------------
Total International       76.0     61.1     58.7    31.0     29.7     32.4
                      -----------------------------------------------------

Domestic:
Watch products           101.2     86.4     89.4    41.3     41.9     49.4
Other products            47.6     44.5     25.7    19.5     21.6     14.2
                      -----------------------------------------------------
Total                    148.8    130.9    115.1    60.8     63.5     63.6
Stores                    20.0     13.9      7.3     8.2      6.8      4.0
                      -----------------------------------------------------
Total Domestic           168.8    144.8    122.4    69.0     70.3     67.6
                      -----------------------------------------------------

Total Net Sales       $  244.8 $  205.9 $  181.1   100.0%   100.0%   100.0%
                      -----------------------------------------------------

Net Sales. Worldwide sales volume of FOSSIL branded watches showed strong gains in the later half of 1996 and throughout 1997 due primarily to the increase of metal bracelet watches in the Company's sales mix and the popularity of two FOSSIL watch lines, FOSSIL Blue and FOSSIL Steel. Metal bracelet watches have increased significantly as a percentage of the Company's watch mix in response to a dramatic shift in consumer preference away from leather strap watches during 1995. Sales of non-branded watches used for premium incentives and watches sold under certain licensing agreements also positively impacted net sales during 1997. Leather and sunglass product sales, that comprise the majority of the domestic: Other Products sales line in the above table, both contributed significantly to overall sales increases in 1996. While the Company continued to increase its market share in leather goods during 1997, sunglass sales declined. Sales increases in the sunglass line improved dramatically, however, in the fourth quarter of 1997, increasing approximately 20% over the prior year same period. The Company entered into owned retail operations in early 1995. At the end of 1997, the Company had 27 outlet store locations and 6 mall-based locations throughout the U.S. Growth in the number of store locations, as well as increases in same store sales, have added to sales growth in 1996 and 1997. Management anticipates that sales volumes will continue to increase in 1998 at approximately the 1997 rate with the exception of the second quarter which will likely fall below the average 1997 growth rate. During the second quarter of 1997, the Company had a one-time international-based sale amounting to approximately $6 million of non-branded watches used as a premium incentive. Sales increases during 1998 will likely stem from continued sales momentum across the Company's product lines and geographic regions.

Gross Profit. Gross profit margins increased over the past two years from 45.8% in 1995, to 47.6% in 1996, to 48.0% in 1997. The increases in gross profit margin are primarily attributable to an increase in the amount of the Company's watch products supplied by its majority-owned assembly facilities and increases in sales through the Company-owned retail locations. Additionally, during 1996 and 1997, the Company's purchase cost of certain watch components decreased due to the strength of the U.S. dollar over the Japanese Yen. Management believes that the Company's gross profit margins in 1998 will approximate 1997 levels.

Operating Expenses. Total selling, general and administrative expenses as a percentage of net sales were 33.9% in 1997 compared to 35.8% in 1996 and 34.5% in 1995. The aggregate increases in operating expenses were due primarily to costs necessary to support increased sales volumes and operating costs of both new ventures and from the Company's increasing outlet and retail store locations. Operating expense ratios were positively impacted in 1997 by leveraging expenses against higher sales volumes and as a result of the reduction in operating expenses incurred in France and the United Kingdom, where the Company has curtailed its owned operations in favor of sales through independent distributors. Management believes the operating expense ratio for 1998 will marginally improve as a result of leveraging fixed costs on higher sales volumes and layering on sales of certain licensed brand name watches with only minimal infrastructure increases.

Other Income (Expense). Other income (expense) typically reflects the minority interests in the profit (loss) of the Company's majority-owned operations. Other income (expense) has moved from an income item in 1995 to an expense item in 1997. The fluctuation in this income statement line item has generally been impacted by unusual charges. Other income in 1995 was positively impacted by the income recognition of approximately $1.6 million, recorded from non-recurring consulting services performed and from insurance proceeds related to a fire at one of the Company's operations. During 1996, income derived from refunds from certain prior year duty payments in addition to interest income substantially offset minority interest expense. In 1997, the net expense was primarily a result of legal settlements of approximately $700,000 as well as increased foreign currency losses due primarily to the strength of the U.S. dollar.

Provision for Income Taxes. In 1997 and 1996, the Company's effective tax rate was approximately 41.0% compared to 40.1% in 1995. The 1996 increase resulted primarily from losses incurred in countries where the Company had commenced operations in 1996 and late 1995. The Company will not recognize any tax benefits in these countries until realization is assured. Effective tax rates have also risen as the Company accrued taxes at U.S. tax rates in certain lower tax jurisdictions in anticipation of possible repatriation of earnings. Management believes that the effective tax rate during 1998 will approximate 1997 levels.

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

YEAR 2000 COMPLIANCE

Computer programs that were written using two digits rather than four digits to define the applicable year may recognize a date using "00" as the year 1900 rather than the year 2000. This result is commonly referred to as the "Year 2000" problem. The Year 2000 problem could result in information system failures or miscalculations. Beginning in 1997, the Company initiated a program to evaluate whether internally developed and/or purchased computer programs that utilize embedded date codes could experience operational problems when the year 2000 is reached. The scope of this effort addressed internal computer systems and supplier capabilities. The Company is completing an extensive review of its businesses to determine whether or not purchased and internally developed computer programs are Year 2000 compliant, as well as the remedial action and related costs associated with any required modifications or replacements. A significant amount of information has been collected and analyzed as part of this review; however, the process will not be completed until the end of fiscal year 1998. The Company plans to complete all remediation efforts for its critical systems prior to the year 2000. Based upon its evaluation to date, management currently believes that, while the Company will incur internal and external costs to address the Year 2000 problem, such costs will not have a material impact on the operations, cash flows or financial condition of the Company in future years.

LIQUIDITY AND CAPITAL RESOURCES

The Company's general business operations historically have not required significant capital expenditures. The Company built out 29 store locations during 1996 and 1995, totaling $3.9 million in leasehold improvement expenditures. During 1997, four additional store locations were added in addition to the construction of a 138,000 sq. ft. warehouse and distribution facility. The construction costs of the new facility were approximately $4.4 million. Long-term financing of $5.0 million was obtained in 1994 to cover building projects of which $4.4 million was outstanding at year-end. During January 1998, the Company paid this long-term credit facility in full with available cash. Short-term credit facilities totaling approximately $43.0 million are available to the Company for general working capital needs of which $3.5 million was outstanding at the end of 1997. Management believes the Company's financial position remains extremely strong. Working capital of $70.6 million and net cash balances (defined as cash and cash equivalents less current notes payable) of $13.2 million existed at the end of fiscal 1997 compared to working capital of $59.9 million and net cash balances of $1.5 million as of

December 31, 1996. Management believes that cash flow from operations and existing credit facilities will be sufficient to satisfy its working capital expenditure requirements for at least twelve months.

NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board issued four new standards during 1997 that require additional financial reporting disclosures. See Note 1 to the Consolidated

Financial Statements of the Company for a discussion of the new standards. The Company does not expect the adoption of these standards to have a material impact on its financial condition or results of operations.

FORWARD LOOKING STATEMENTS

Included within management's discussion of the Company's operating results and this annual report, forward- looking statements were made regarding expectations for 1998. The actual results may differ materially from those expressed by these forward-looking statements. Significant factors that could cause the Company's
1998 operating results to differ materially from management's current expectations include, among other items, significant changes in consumer spending patterns or preferences, competition in the Company's product areas, international in comparison to domestic sales mix, changes in foreign currency valuations in relation to the United States Dollar, principally the German Mark, Italian Lira and Japanese Yen, an inability of management to control operating expenses in relation to net sales without damaging the long-term direction of the Company and the risks and uncertainties set forth in the Company's report on Form 8-K dated March 31, 1997.

SELECTED QUARTERLY FINANCIAL DATA

The table on page 19 sets forth selected quarterly financial information. The information is derived from unaudited consolidated financial statements of the Company and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.


Fiscal Year 1997 (dollars in thousands,           1st Qtr    2nd Qtr     3rd Qtr   4th Qtr
     except per share amount)

Net sales                                         $47,449    $56,932    $61,013    $79,404
Gross profit                                       23,195     26,305     29,690     38,338
Operating expenses                                 17,735     19,527     19,875     25,781
Operating income                                    5,460      6,778      9,815     12,557
Income before income taxes                          5,041      6,137      9,303     11,670
Provision for income taxes                          2,067      2,503      3,793      4,846
Net income                                          2,974      3,634      5,510      6,824
Basic earnings per share                             0.15       0.18       0.27       0.34
Diluted earnings per share                           0.15       0.18       0.26       0.32
Gross profit as a percentage of net sales            48.9%      46.2%      48.7%      48.3%
Operating expenses as a percentage of net sales      37.4%      34.3%      32.6%      32.5%
Operating income as a percentage of net sales        11.5%      11.9%      16.1%      15.8%

Fiscal Year 1996 (dollars in thousands,            1st Qtr   2nd Qtr    3rd Qtr    4th Qtr
     except per share amount)

Net sales                                         $42,909    $45,238    $52,821    $64,931
Gross profit                                       19,036     22,463     25,756     30,783
Operating expenses                                 14,787     17,862     18,478     22,538
Operating income                                    4,249      4,601      7,278      8,245
Income before income taxes                          3,902      4,464      6,491      8,183
Provision for income taxes                          1,562      1,880      2,661      3,346
Net income                                          2,340      2,584      3,830      4,837
Basic earnings per share                             0.12       0.13       0.19       0.24
Diluted earnings per share                           0.12       0.13       0.19       0.24
Gross profit as a percentage of net sales            44.4%      49.7%      48.8%      47.4%
Operating expenses as a percentage of net sales      34.5%      39.5%      35.0%      34.7%
Operating income as a percentage of net sales         9.9%      10.2%      13.8%      12.7%


While the majority of the Company's products are not seasonal in nature, a significant portion of the Company's net sales and operating income are generally derived in the second half of the year. The Company's fourth quarter, which includes the Christmas season, typically generates in excess of 30% of the Company's annual operating income, while the first quarter generally accounts for less than 20% of the annual operating income. The amount of net sales and operating income generated during the first quarter is affected by the levels of inventory held by retailers at the end of Christmas season, as well as general economic conditions and other factors beyond the Company's control. In general, high levels of inventory at the end of the Christmas season may have an adverse effect on net sales and operating income in the first quarter as a result of lower levels of restocking orders placed by retailers. Management currently believes that the Company's inventory levels at its major customers as of the end of 1997 were not substantially above or below targeted levels and therefore should not significantly impact retailers restocking orders in the first quarter of 1998. As the Company increases the amount of owned outlet and retail stores, it would generally amplify the Company's seasonality by decreasing the Company's operating income in the first quarter and increasing the operating income in the fourth quarter. The results of operations for a particular quarter may also vary due to a number of factors, including retail, economic and monetary conditions, timing of orders or holidays and the mix of the products sold by the Company. During the 1997 second quarter gross profit margins decreased principally as a result of the low gross profit margin realized on the significant sale of the non-branded premium watches.

                             FINANCIAL INFORMATON

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholders of Fossil, Inc.:

     We have audited the accompanying consolidated balance sheets of Fossil, Inc. and subsidiaries as of January 3, 1998 and December 31, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fossil, Inc. and subsidiaries at January 3, 1998 and December 31, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Dallas, Texas
February 19, 1998
(except for the first paragraph of Note 10
which is as of March 4, 1998)

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

     The Audit Committee of the Board of Directors is composed of the Company's outside directors, and is responsible for selecting the independent auditing firm to be retained for the coming year. The Audit Committee meets periodically with the independent auditors, as well as with management, to review internal accounting controls and financial reporting matters. The independent auditors also meet privately on occasion with the Audit Committee, to discuss the scope and results of their audits and any recommendations regarding the system of internal accounting controls.


/s/ Tom Kartsotis                                 /s/ Randy S. Kercho
---------------------------                       --------------------------
Tom Kartsotis                                     Randy  S. Kercho
Chairman of the Board and                         Executive Vice President
Chief Executive Officer                           and Chief Financial Officer

CONSOLIDATED  BALANCE  SHEETS

FISCAL YEAR END                                                            1997              1996

Assets
Current assets:
       Cash and cash equivalents                                      $  21,103,581    $  11,981,246
       Accounts receivable-net                                           34,237,526       30,252,964
       Inventories                                                       51,382,160       49,782,555
       Deferred income tax benefits                                       4,503,749        3,666,344
       Prepaid expenses and other current assets                          2,432,282        1,942,791
                                                                      ------------------------------

          Total current assets                                          113,659,298       97,625,900

Property, plant and  equipment - net                                     21,073,333       16,718,976
Intangible and other assets                                               4,837,259        4,633,193
                                                                      ------------------------------

                                                                      $ 139,569,890    $ 118,978,069
                                                                      ------------------------------

Liabilities and Stockholders' Equity

Current liabilities:
       Notes payable:
        Banks                                                         $   7,862,145    $   9,505,400
        Affiliates                                                             --          1,000,744
       Accounts payable                                                   9,609,805        7,476,324
       Accrued expenses:
        Co-op advertising                                                 8,700,696        7,857,196
        Compensation                                                      2,665,485        2,154,996
        Other                                                             8,714,067        7,931,693
       Income taxes payable                                               5,504,304        1,838,656
                                                                      ------------------------------

          Total current liabilities                                      43,056,502       37,765,009
                                                                      ------------------------------

Long-term debt                                                                 --          4,350,000
Commitments (Note 9)
Minority interest in subsidiaries                                         1,250,405        2,295,026

Stockholders' equity:
     Common stock, shares issued and
          outstanding -20,308,503 and 13,242,994,
          respectively                                                      203,085          132,430
     Additional paid-in capital                                          26,021,255       22,766,468
     Retained earnings                                                   71,257,176       52,315,069
     Cumulative translation adjustment                                   (2,218,533)        (645,933)
                                                                      ------------------------------

          Total stockholders' equity                                     95,262,983       74,568,034
                                                                      ------------------------------

                                                                       $139,569,890    $ 118,978,069
                                                                      ------------------------------

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME

FISCAL YEAR                                 1997              1996              1995

Net sales                               $ 244,797,532    $ 205,899,262    $ 181,114,447
Cost of sales                             127,269,749      107,861,291       98,214,748
                                        -----------------------------------------------

  Gross profit                            117,527,783       98,037,971       82,899,699
Operating expenses:
  Selling and distribution                 58,065,138       50,638,117       42,581,303
  General and administrative               24,852,550       23,026,895       19,854,943
                                        -----------------------------------------------

     Total operating expenses              82,917,688       73,665,012       62,436,246
                                        -----------------------------------------------

Operating income                           34,610,095       24,372,959       20,463,453
Interest expense                             (956,182)      (1,205,233)      (1,116,883)
Other income (expense) - net               (1,502,806)        (127,619)         795,894
                                        -----------------------------------------------

Income before income taxes                 32,151,107       23,040,107       20,142,464
Provision for income taxes                 13,209,000        9,449,000        8,085,000
                                        -----------------------------------------------

   Net income                           $  18,942,107    $  13,591,107    $  12,057,464
                                        -----------------------------------------------

   Basic earnings  per share            $        0.94    $        0.69    $        0.61
                                        -----------------------------------------------

   Diluted earnings per share           $        0.91    $        0.68    $        0.60
                                        -----------------------------------------------

Weighted average common and
   common equivalent shares outstanding:
       Basic                               20,135,540       19,783,172       19,760,693
       Diluted                             20,833,431       20,067,653       19,939,560



See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                  common stock
                                                        additional                       cumulative         total
                                                         paid-in           retained      translation     stockholder's
                              shares        par value    capital           earnings      adjustment         equity


Balance, Fiscal
Year End 1994                13,162,924   $    131,629   $ 22,022,755    $ 26,666,498   $     84,863    $ 48,905,745

  Common Stock issued
   upon  exercise of stock
   options                       19,409            194        196,937            --             --           197,131
  Net Income                       --             --             --        12,057,464           --        12,057,464
  Foreign currency
   translation adjustment          --             --             --              --          109,118         109,118
                           -----------------------------------------------------------------------------------------

Balance, Fiscal
Year End 1995                13,182,333        131,823     22,219,692      38,723,962        193,981      61,269,458

  Common stock issued
   upon exercise of stock
   options                       10,661            107        106,651            --             --           106,758
  Common stock issued for
   purchase of certain
   minority interests            50,000            500        440,125            --             --           440,625
  Net income                       --             --             --        13,591,107           --        13,591,107
  Foreign currency
   translation  adjustment         --             --             --              --         (839,914)       (839,914)
                           -----------------------------------------------------------------------------------------

Balance, Fiscal
Year End 1996                13,242,994        132,430     22,766,468      52,315,069       (645,933)     74,568,034

  Common stock issued upon
   exercise of stock
   options                      167,899          1,679      1,622,711            --             --         1,624,390
  Tax benefit derived from
   exercise of stock
   options                         --             --          464,000            --             --           464,000
  Common stock issued for
   purchase of certain
   minority interests           128,109          1,281      1,235,771            --             --         1,237,052
  Three-for-two
   stock split                6,769,501         67,695        (67,695)           --             --              --
  Net income                       --             --             --        18,942,107           --        18,942,107
  Foreign currency
   translation adjustment          --             --             --              --       (1,572,600)     (1,572,600)
                           -----------------------------------------------------------------------------------------

Balance, Fiscal
Year End 1997              $ 20,308,503   $    203,085   $ 26,021,255    $ 71,257,176   $ (2,218,533)   $ 95,262,983
                           -----------------------------------------------------------------------------------------

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Fiscal Year
                                                    1997            1996            1995
                                                    ----            ----            ----

Operating Activities:
       Net income                               $ 18,942,107    $ 13,591,107    $ 12,057,464
       Noncash items affecting net income:
         Minority interest in subsidiaries           343,879         362,084         685,055
         Depreciation and amortization             3,047,329       3,125,598       2,481,649
         Increase in allowance for doubtful
          accounts                                   407,686       1,424,243         911,298
         Increase in allowance for returns -
          net of related inventory in transit        784,300         183,382         347,508
         Deferred income tax benefits               (837,405)       (375,925)       (504,236)
       Cash from (used for) changes in
       assets and liabilities:
         Accounts receivable                      (6,113,976)     (5,384,069)      1,526,055
         Inventories                                (662,178)     (6,353,919)     (9,611,015)
         Prepaid expenses and other current
            assets                                  (489,491)         82,839        (655,458)
         Accounts payable                          1,392,915       1,574,382       1,267,585
         Accrued expenses                          2,136,362       3,989,332       2,314,422
         Income taxes payable                      4,129,648        (992,803)        806,227
                                                --------------------------------------------

              Net cash from operations            23,081,177      11,226,251      11,626,554

Investing Activities:
        Net assets acquired in business
           combination/consolidation, net of
           cash received                            (384,614)        (634,734)          --
        Additions to property, plant and
           equipment                              (7,363,440)      (4,260,546)     (6,177,791)
        Increase (decrease) in intangible
           and other assets                          272,002         (391,669)     (1,179,619)
                                                --------------------------------------------

               Net cash used in investing
                 activities                       (7,476,052)      (5,286,949)     (7,357,410)

Financing Activities:
       Issuance of common stock                   1,624,390          547,383         197,131
       Distribution of Minority interest earnings  (498,784)         (83,774)       (368,714)
       Issuance of notes
          payable - affiliates                          --              --         1,128,574
       Repayment of notes
          payable - affiliates                   (1,000,744)        (127,830)     (1,000,000)
       Repayments in notes
          payable - banks                        (5,993,255)         (62,396)       (659,240)
                                                --------------------------------------------

               Net cash (used in) from
                 financing activities            (5,868,393)         273,383        (702,249)

Effect of exchange rate changes
     and cash equivalents                          (614,397)        (211,974)         96,818
                                                --------------------------------------------
Net increase in cash and cash equivalents         9,122,335        6,000,711       3,663,713
Cash and cash equivalents:
             Beginning of year                    11,981,246       5,980,535       2,316,822
                                                --------------------------------------------

             End of year                        $ 21,103,581    $ 11,981,246    $  5,980,535
                                                --------------------------------------------

See notes to consolidated financial statement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING POLICIES

     Consolidated Financial Statements include the accounts of Fossil, Inc., a Delaware corporation, and its subsidiaries (the "Company"). Significant intercompany balances and transactions are eliminated in consolidation. The organizational structure of the Company's U.S.-based operations was changed in August 1994 by transferring substantially all of its assets and liabilities, except those connected with investments in subsidiaries, trademarks, or similar intangible assets, to Fossil Partners, L.P., a Texas limited partnership. Fossil, Inc. is the sole managing general partner of Fossil Partners, L.P. The Company is primarily engaged in the design, development and distribution of fashion watches and other accessories, principally under the "fossil", "fsl", and "relic" brand names. The Company's products are sold primarily through department stores and other major retailers, both domestically and internationally.

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

     Beginning January 1, 1997, the Company changed its fiscal year to reflect the retail-based calendar (containing 4-4-5 week calendar quarters). Due to this change, the First Quarter contained an additional one-half week for the transition period. This change had an immaterial impact on comparability to the prior fiscal year.

     Cash Equivalents are considered all highly liquid investments with original maturities of three months or less.

     Accounts Receivable are stated net of allowances of $10,576,181 and $8,854,453 for estimated customer returns and $4,699,831 and $4,292,145 for doubtful accounts at the close of fiscal year 1997 and 1996, respectively. Inventories are stated at the lower of average cost, including any applicable duty and freight charges, or market.

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

     Cumulative Translation Adjustment in stockholders' equity reflects the unrealized adjustments resulting from translating the financial statements of foreign subsidiaries. The functional currency of the Company's foreign subsidiaries is the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates prevailing during the year. Changes in exchange rates which affect cash flows and the related receivables or payables are recognized as transaction gains and losses in the determination of net income. The Company incurred net foreign currency losses of approximately $733,000, $308,000 and $151,000 for fiscal years 1997, 1996 and 1995, respectively, which have been included in other income (expense).

     Forward Contracts are entered into by the Company principally to hedge the payment of intercompany inventory transactions with its non-U.S. subsidiaries. Currency exchange gains or losses resulting from the translation of the related accounts, along with the offsetting gains or losses from the hedge, are deferred until the inventory is sold or the forward contract is completed. At January 3, 1998, the Company had hedge contracts to sell 22,900,000 German Marks for approximately $13.2 million, expiring through November 1998 and 221,100,000 Japanese Yen for approximately $1.8 million, expiring through May 1998.

     Revenues are recognized as sales when merchandise is shipped. Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition.

     Advertising costs for in-store and media advertising as well as co-op advertising and promotional allowances are expensed as incurred. Advertising expenses for fiscal years 1997, 1996 and 1995 were approximately $14,255,000, $14,919,000 and $14,254,000, respectively.

     New Accounting Standards. The FASB issued in February 1997 Statement of Financial Accounting Standards ("SFAS") No. 129 "Disclosure of Information About Capital Structure" which establishes standards for disclosing information about an entity's capital structure, and is effective for financial statements for periods ending after December 15, 1997.

     In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued which establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which was also issued in June 1997, establishes standards for the way public companies disclose information. These pronouncements will require such disclosures in financial statements for periods beginning after December 15, 1997.

     Earnings Per Share is based on the weighted average number of common and common equivalent shares outstanding during each period. During 1997, the Company adopted SFAS No. 128, "Earnings per Share". As a result of the adoption of SFAS No. 128, all earnings per share ("EPS") amounts have to be restated to the basic and diluted presentations required by this pronouncement.

     Deferred Income Taxes are provided for under the asset and liability method for temporary differences in the recognition of certain revenues and expenses for tax and financial reporting purposes.

     Fair Value of Financial Instruments are estimated to approximate the related book values, unless otherwise indicated, based on market information available to the Company.

2.   ACQUISITIONS

     Effective April 1997, Fossil (East) Limited acquired the remaining 35% of capital stock of Amazing Time, Ltd. from its minority stockholder in exchange for approximately $380,000 in cash. The acquisition of this Hong Kong-based watch assembly factory has been accounted for as a purchase and, in connection therewith the Company recorded goodwill of approximately $210,000.

     Effective April 1996, the Company invested approximately $700,000 in cash for an 81% interest in Kabushiki Kaisha Fossil Japan, a Japanese corporation ("Fossil Japan"). Fossil Japan is the sole distributor of Fossil products within Japan and was previously 100% owned by a foreign-based entity. The acquisition has been accounted for as a purchase, and in connection therewith, the Company recorded goodwill of approximately $300,000.

     In May 1993, the Company formed Fossil Europe b.v., a Netherlands holding company ("Fossil b.v."). The Company contributed $1.43 million to the joint venture for 70% of Fossil b.v.'s outstanding common stock. In July 1995, the Company acquired an additional 18% of Fossil b.v.'s outstanding common stock from its minority stockholders for approximately $1.68 million, of which approximately $1.32 million was recorded as goodwill. Effective October 1, 1996, the Company acquired the remaining 12% of Fossil b.v.'s outstanding common stock from its minority stockholders for $1.0 million in cash, 50,000 shares of the Company's $0.01 par value common stock ("Common Stock") and the issuance of options to acquire 20,000 shares of Common Stock, of which approximately $1.0 million was recorded as goodwill. Fossil b.v.'s initial purpose was to form and purchase through Fossil Europe GmbH ("Fossil GmbH") certain inventory and fixed assets from the Company's prior distributor in Germany. During 1994, Fossil b.v. formed an Italian subsidiary, Fossil Italia, S.r.l., ("Fossil Italy") and invested approximately $7,500 for a 60% equity interest in the Italian subsidiary.

     Effective February 1997, Fossil B.V. acquired the remaining 40% of Fossil Italy's outstanding common stock from it's minority stockholders for 128,109 of the Company's Common Stock, of which approximately $300,000 was recorded as goodwill. Fossil b.v. also formed a wholly owned subsidiary in Spain, during 1996.

     Each of these subsidiaries is generally responsible for sales and operations within their respective countries with the exception of Fossil GmbH, which acts as the Company's main marketing and distribution point in Europe The balance sheets and results of operations of these subsidiaries and affiliates are included in the accompanying consolidated financial statements since the dates of their formation or acquisition.

3.   INVENTORIES

     Inventories consist of the following:

          FISCAL YEAR END                        1997           1996

          Components and parts              $  2,751,719   $  2,294,750
          Work-in-process                      2,064,623        657,125
          Finished merchandise on hand        35,707,813     38,404,535
          Merchandise at Company's stores 5,484,479 3,962,199 Merchandise in-transit from
            customer returns                   5,373,526      4,463,946
                                             --------------------------

                                            $ 51,382,160   $449,782,555


4.   PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment consist of the following:

       FISCAL YEAR END                    1997          1996

        Land                          $ 2,535,361   $ 2,535,361
        Building                        9,209,315     4,982,164
        Furniture and fixtures          6,720,046     5,960,469
        Equipment                       4,905,291     4,446,863
        Computer software               1,382,537     1,203,440
        Leasehold improvements          6,790,409     5,260,858

                                    ---------------------------
                                       31,542,959    24,389,155
        Less accumulated
          depreciation and
           amortization                10,469,626     7,670,179
                                    ---------------------------

                                      $21,073,333   $16,718,976

5.   INTANGIBLE AND OTHER ASSETS

          Intangibles and other assets consist of the following:



       FISCAL YEAR END                      1997          1996

         Costs in excess of tangible
            net assets acquired          $4,545,098   $4,031,643
         Noncompete agreement               475,000      475,000
         Trademarks                         547,573      528,132
         Deposits                           430,503      453,213
         Other                              203,174      253,411
                                         -----------------------
                                          6,201,348    5,741,399
         Less accumulated amortization    1,364,089    1,108,206
                                         -----------------------
                                         $4,837,259   $4,633,193

6.   DEBT

     Bank: U.S.-based. In August 1994, the Company signed a $5.0 million financing agreement with its primary bank ("Long-term revolver") to partially finance the Company's facilities construction costs and for other general corporate purposes. The financing agreement was for a ten-year revolving term loan with quarterly payments equal to 1% of the stated principal amount of the facility. The interest rate was the lender's prime rate (8.50% at January 3, 1998) and was payable quarterly with an unused fee of 0.5% per annum. The financing agreement additionally allowed for interest to be calculated at the London Interbank Offered Rate ("LIBOR") (5.82 % at January 3, 1998), plus 1.25%. The amount outstanding under this facility was $4.35 million and $4.55 million at the end of fiscal year 1997 and 1996, respectively. The Company paid the Long-term revolver in full in January 1998 from available cash on hand, therefore the funds outstanding under the facility were classified as short-term debt as of January 3, 1998. In May 1997, the Company extended the maturity date of its short-term revolving credit facility with its primary bank ("U.S. short-term revolver"). In June 1997, the Company renewed the U.S. short-term revolver and amended it to increase the funds available under the facility to $40 million, an increase of $10 million over the previous facility size, not subject to any borrowing base calculation. The facility was also amended to eliminate Japanese Yen currency borrowings and replace them with a stand-by letter of credit for 540 million Yen (approximately $4.1 million) as collateral for Company borrowings from any Japan-based bank. All borrowings under the U.S. short-term revolver accrues interest at the bank's prime rate less 0.5% or LIBOR plus 1.25% and is collateralized by substantially all the Company's assets and requires the maintenance of specific levels of net worth, quarterly income, working capital and financial ratios. There were no borrowings under the U.S. short-term revolver as of fiscal year end 1997. Borrowings under the U.S. short-term revolver were $6,500,000 and $3,000,000 as of fiscal year-end 1996 and 1995, respectively. Interest expense under these credit facilities was $835,275, $1,077,713 and $855,631 for fiscal years 1997, 1996 and 1995, respectively.

     At fiscal year-end 1997, 1996 and 1995, the Company had outstanding letters of credit of approximately $1,225,250, $2,695,000 and $592,000, respectively, to vendors for the purchase of merchandise.

     Banks: Foreign-based. During 1995, Pulse Time purchased its office facilities in Hong Kong and signed a financing agreement with its primary Hong Kong-based bank for approximately $350,000 ("Term Loan") to partially finance the approximate $650,000 cost of the facility. The financing agreement was for a seven-year term loan with monthly payments of approximately 1.2% of the stated principal amount plus interest, calculated at bank prime rate in the United States plus 1.5%. The entire note balance was paid in full in 1996. Fossil GmbH has short-term credit facilities with two Germany-based banks with combined borrowing capacity of 5,000,000 deutsche marks (approximately $2.8 million as of fiscal year-end 1997). No borrowings were outstanding under the combined credit facilities at the end of fiscal 1997 or 1996, with outstanding borrowings, in U.S. dollars, of $2.8 million at December 31, 1995. Outstanding borrowings under the facilities bore interest at approximately 6% and are collateralized by substantially all of Fossil GmbH's assets. During August 1997, Fossil Japan restructured its short-term credit facility with a Japan-based bank allowing borrowings of up to 540 million Yen. All outstanding borrowings under the facility bore interest at the Euroyen rate (1.03% at January 3, 1998) plus 1.8%. In connection with the financing agreement, Fossil Japan agreed to pay an origination fee equal to 0.12% of the amount available under the facility and an unused fee of 0.5% per annum. The facility is collateralized by a standby letter of credit issued by the Company's primary U.S. bank. Japan-based borrowings, in U.S. dollars, under the facilities were approximately $3.5 million and $2.8 million as of fiscal year-end 1997 and 1996, respectively. Interest expense under these credit facilities was $21,188 and $27,427 for fiscal years 1997 and 1996, respectively.

     Affiliates. In connection with the Company's initial public offering in April 1993, the Company issued notes payable to stockholders of $10,910,000. The remaining $1,000,000 due under these notes and $20,000 in interest was paid to stockholders during 1995.

     Prior to Fossil Italy being a wholly owned subsidiary of the Company, the minority stockholders of Fossil Italy were required to provide a portion of any short-term financing necessary for that entity. The minority stockholders were required to provide short-term financing of approximately $1.1 million.

7.   OTHER INCOME (EXPENSE) - NET

     Other income (expense) - net consists of the following:

       FISCAL YEAR                     1997          1996             1995

       Consulting fees               $       -    $        -      $ 1,000,000
       Insurance proceeds above
          book value,                        -       101,814          579,673
       Minority income (expense)      (561,929)     (840,084)        (685,055)
       Legal settlements              (661,365)       50,000         (251,000)
       Duty drawback,                        -       321,836                -
       Interest income                 335,528       235,098           91,896
       Currency loss                  (732,614)     (308,249)        (151,087)
       Royalty income                  106,100             -                -
       Other income (expense)           11,474       311,966          211,467
                                   ------------------------------------------

                                   $(1,502,806)   $ (127,619)     $   795,894

8.   INCOME TAXES

     Deferred income tax benefits reflect the net tax effects of deductible temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's net deferred tax benefits, consist of the following:

       FISCAL YEAR                               1997           1996

       Deferred tax assets:
          Bad debt allowance                 $ 1,514,158    $ 1,146,268
          Returns allowance                    3,359,383      2,835,344
          263(A) capitalization of inventory     418,355        555,135
          Miscellaneous tax asset items        1,033,373        655,514
       Deferred tax liabilities:
          In-transit returns inventory        (1,821,520)    (1,525,917)
                                              --------------------------
       Net current deferred tax benefits     $ 4,503,749    $ 3,666,344


Management believes that no valuation allowance against net deferred tax benefits is necessary. The resulting provision for income taxes consists of the following:

       FISCAL YEAR                 1997           1996            1995

       Current expense:
          United States      $  9,026,405    $  6,776,925    $  5,932,384
          Foreign               5,020,000       3,048,000       2,656,852
       Deferred benefit -
          United States          (837,405)       (375,925)       (504,236)
                              --------------------------------------------

       Provision for
        income taxes         $ 13,209,000    $  9,449,000    $  8,085,000

A reconciliation of income tax computed at the U.S. Federal statutory income tax rate of 35% to the provision for income taxes is as follows:

       FISCAL YEAR               1997          1996          1995

Tax at statutory rate        $11,252,887   $ 8,064,037   $ 7,049,862
State, net of federal
 tax benefit                     378,005       194,312       288,073
Other                          1,578,108     1,190,651       747,065
                             ---------------------------------------

Provision for income taxes   $13,209,000   $ 9,449,000   $ 8,085,000

Deferred U.S. federal income taxes are not provided on certain undistributed earnings of foreign subsidiaries as management plans to continue reinvesting these earnings outside the United States. Determination of such tax amounts is not practical because potential offset by U.S. foreign tax credits would be available under various assumptions involving the tax calculation.

9.   COMMITMENTS

     License Agreements. The Company has various license agreements to market watches bearing certain trademarks owned by various entities. In accordance with these agreements, the Company incurred royalty expense of $1,374,190, $1,703,245 and $1,299,976 in fiscal years 1997, 1996, and 1995, respectively. These amounts are included in the Company's cost of sales and selling expenses. The Company has several agreements in effect at the end of fiscal year 1997 which expire on various dates from March 1998 and require the Company to pay royalties ranging from 5% to 15.5% of defined net sales. Future minimum royalty commitments under such license agreements at the close of fiscal year 1997 are as follows:

             ROYALTIES
            ----------

1998        $1,400,000
1999         2,014,000
2000              --
2001            10,000
            ----------

            $3,424,000

     Leases. The Company leases its retail and outlet store facilities as well as certain of its office facilities and equipment under non-cancelable operating leases. Most of the retail store leases provide for contingent rental based on operating results and require the payment of taxes, insurance and other costs applicable to the property. Generally, these leases include renewal options for various periods at stipulated rates. Rent expense under these agreements was $4,387,821, $3,698,981 and $2,288,677 for fiscal years 1997, 1996 and 1995, respectively. Future minimum rental commitments under such leases at the close of fiscal year 1997, are as follows:

                      LEASES
                   -----------

      1998         $ 3,892,412
      1999           3,822,805
      2000           2,904,990
      2001           2,210,417
      2002           1,752,918
      Thereafter     3,399,624
                   -----------
                   $17,983,166


10.  STOCKHOLDERS EQUITY AND BENEFIT PLANS

     On March 4, 1998, the Board of Directors declared a three-for-two stock split of the Company's $0.01-par-value common stock ("Common Stock") to be effected in the form of a stock dividend payable on April 8,1998 to stockholders of record on March 25,1998. Retroactive effect has been given to the stock split in stockholders' equity accounts as of fiscal year end 1997, and in all share and per share data in the accompanying financial statements.

     The Company has 50,000,000 shares of authorized Common Stock, with 20,308,503 and 13,242,994 shares issued and outstanding at the close of fiscal year end, 1997 and 1996, respectively. The Company has 1,000,000 shares of authorized $0.01-par-value preferred stock with none issued or outstanding. The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:


Fiscal Year End                   1997           1996          1995

Basic EPS computation:
       Numerator:
         Net income            $18,942,107   $13,591,107   $12,057,464
       Denominator:
         Weighted average
         common shares
         outstanding            13,423,693    13,188,781    13,173,795



         Three-for-two stock
         split paid April 1998   6,711,847     6,594,391      6,586,89
                               ---------------------------------------
                                20,135,540    19,783,172    19,760,693

        Basic EPS              $      0.94   $      0.69   $      0.61

Diluted EPS computation:
       Numerator:
         Net income            $18,942,107   $13,591,107   $12,057,464
       Denominator:
         Weighted average
         common shares
         outstanding            13,423,693    13,188,781    13,173,795
         Stock option
         conversion                465,261       189,654       119,245
         Three-for-two
         stock split paid
         April 1998              6,944,477     6,689,218     6,646,520
                              ----------------------------------------
                                20,833,431    20,067,653    19,939,560

       Diluted EPS             $      0.91   $      0.68   $      0.60

     Savings Plan. The Company has a savings plan in the form of a defined contribution plan (the "401(k) plan") established in July 1992 for substantially all full-time employees of the Company. Employees are eligible to participate in the 401(k) plan after one year of service. The Company matches 50% of employee contributions up to 3% of their compensation and 25% of the employee contributions between 3% and 6% of their compensation. The Company also has the right to make certain additional matching contributions not to exceed 15% of employee compensation. The Company's Common Stock is one of several investment alternatives available under the 401(k) plan. Matching contributions made by the Company to the 401(k) plan totaled $156,575, $129,035 and $97,808, for fiscal years 1997, 1996 and 1995, respectively.

     Long-Term Incentive Plan. An aggregate of 1,725,000 shares of Common Stock were reserved for issuance pursuant to the 1993 Fossil Long-Term Incentive Plan ("Incentive Plan"), adopted April 1993. An additional 900,000 shares were reserved in 1995 for issuance under the Incentive Plan. Designated employees of the Company, including officers and directors, are eligible to receive (i) stock options, (ii) stock appreciation rights, (iii) restricted or nonrestricted stock awards, (iv) cash awards or (v) any combination of the foregoing.

     The Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). Each option issued under the Incentive Plan terminates at the time designated by the Compensation Committee, not to exceed ten years. The current options outstanding predominately vest over a three-year period and were priced at not less than estimated fair market value of the Company's Common Stock at the date of grant. Effective January 10, 1996, the Company offered the participants under the Incentive Plan the opportunity to exchange any outstanding stock option grants with an exercise price of $10.33 or above for a pro-rata number of options at a $6.67 exercise price. The pro-rata number of options offered in exchange was equivalent to the total number of options outstanding for each grant exchanged multiplied by the percentage figure calculated by dividing $6.67 by the optionees's previous exercise price. A total of 366,487 options with exercise prices ranging from $10.33 to $19.00 were canceled in exchange for 196,191 options with an exercise price of $6.67. The weighted average fair value of the stock options granted during fiscal years 1997, 1996 and 1995 were $5.36, $3.29, and $5.04, respectively.

     Nonemployee Director Stock Option Plan. An aggregate of 150,000 shares of Common Stock were reserved for issuance pursuant to this nonqualified stock option plan, adopted April 1993. During the first year an individual is elected as a nonemployee director of the Company, they receive a grant of 7,500 nonqualified stock options. In addition, on the first day of each subsequent calendar year, each nonemployee director will automatically receive a grant of an additional 4,500 nonqualified stock options, so long as the person is serving as a nonemployee director. Pursuant to this plan, 50% of the options granted will become exercisable on the first anniversary of the date of grant and in two additional installments of 25% on the second and third anniversaries. The exercise prices of options granted under this plan were not less than the fair market value of the Common Stock at the date of grant. The weighted average fair value of the stock options granted during fiscal years 1997, 1996 and 1995 were $7.95, $3.45 and $5.79, respectively.

     The fair value of options granted under the Company's stock option plans during fiscal years 1997, 1996 and 1995 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield, expected volatility of approximately 65%, risk free interest rate of 5.5 to 6.11%, and expected life of 5 to 5.5 years. The following tables summarize the Company's stock option activity:


INCENTIVE PLAN

                                            weighted                weighted
                                            average                  average
                                            exercise               exercise
                         exercise price      price                   price                    available
                         per share          per share  outstanding  per share   exercise   for grant

Balance Fiscal, 1994     $5.00 - $19.00       $ 9.770     685,650     $5.473      103,387        983,213

Shares designated
  for grant through
  the Incentive Plan                  -             -           -          -            -        900,000
    Granted              $5.92 - $17.00       $ 8.367     489,300          -            -       (489,300)
    Exercised            $5.00 - $13.00       $ 6.771     (29,113)         -            -              -
    Canceled             $5.00 - $17.83       $ 7.363     (50,925)         -            -         50,925
    Exercisable                       -             -           -          -      250,094              -
                         -------------------------------------------------------------------------------

Balance Fiscal, 1995     $5.00 - $19.00       $ 9.262   1,094,912     $9.475      353,481      1,444,838

    Granted              $4.417 - $10.583     $ 5.323     828,291          -            -       (828,291)
    Exercised            $5.00 - $ 9.083      $ 6.676     (15,992)         -            -              -
    Canceled             $4.417 - $19.00      $11.594    (450,311)         -            -        450,311
    Exercisable                        -            -           -          -      264,900              -
                         -------------------------------------------------------------------------------

Balance Fiscal, 1996     $4.417 - $17.167     $ 6.521   1,456,900     $6.953      618,381      1,066,858

    Granted              $8.334 - $16.792     $ 8.651     506,588          -            -       (506,588)
    Exercised            $4.417 - $11.917     $ 6.344    (243,971)         -            -              -
    Canceled             $4.417 - $14.75      $ 7.842     (54,758)         -            -         54,758
    Exercisable          $4.417 - $19.00            -           -          -      257,799              -
                         -------------------------------------------------------------------------------

Balance Fiscal, 1997     $4.417 - $19.00      $ 7.173   1,664,759     $6.975      876,180        615,028




NONEMPLOYEE DIRECTOR PLAN


                                            weighted               weighted
                                            average                 average
                                            exercise              exercise
                         exercise price     price                   price                  available
                         per share          per share outstanding  per share   exercise for grant

 Balance Fiscal, 1994   $5.00 - $12.667    $   7.875     36,000    $  5.000      11,250     114,000
   Granted              $8.083 - $11.417   $   9.703     21,000           -           -     (21,000)
   Exercisable          $5.00 - $12.667            -          -           -      12,375           -
                        ---------------------------------------------------------------------------

 Balance Fiscal, 1995   $5.00 - $12.667    $   8.548     57,000    $  7.191      23,625      93,000
   Granted              $5.583             $   5.583     18,000           -           -     (18,000)
   Exercisable          $5.00 - $12.667            -          -           -      19,500           -
                        ---------------------------------------------------------------------------

 Balance Fiscal, 1996   $5.00 - $12.667    $   7.837      75,000    $  7.94      43,125      75,000
   Granted              $9.00 - $16.667    $  12.833      27,000          -           -      27,000)
   Exercised            $5.583 - $11.417   $   9.750      (7,875)         -           -           -
   Canceled             $5.583 - $11.417   $   8.235      (4,125)         -           -       4,125
   Exercisable          $5.00 - $12.667            -           -          -      23,250           -
                        ---------------------------------------------------------------------------

 Balance Fiscal, 1997   $5.00 - $16.667    $    9.10      90,000    $  7.81      66,375      52,125



Additional weighted average information for options outstanding and exercisable as for fiscal year end 1997:


                                                        options outstanding       options excercisable
                                                        -------------------       --------------------
                                                        weighted       weighted              weighted
                                                         average       average                average
                                                        exercise     remaining              exercise
                       range or exercise   number of    price       contractual  number of  price per
                             prices          shares     per share       life       shares     share


Long-Term
Incentive Plan:          $  4.4177 - $8.66   1,290,138   $ 6.511      8.2 years    567,112     $ 5.801
                         $  8.67 - $19.00      374,621   $ 9.452      7.4 years    309,068     $ 9.130
Nonemployee
Director Plan:              5.00 - $8.66        36,000   $ 5.219      6.3 years     32,625     $ 5.180
                         $  8.67 - $16.667      54,000   $11.771      8.0 years     33,750     $10.367


The Company applies Accounting Principles Board Opinion No.25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost (generally measured as the excess, if any, of the quoted market price of the Common Stock at the date of the grant over the amount an employee must pay to acquire the Common Stock) has been recognized for the Company's stock option plans. SFAS No. 123, "Accounting for Stock-Based Compensation," issued by the Financial Accounting Standards Board in 1995, prescribed a method to record compensation cost for stock-based employee compensation plans at fair value. Pro forma disclosures as if the Company had adopted the cost recognition requirements under sfas 123 in fiscal years 1997 and 1996 are presented below. Because the sfas 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

FISCAL YEAR                             1997         1996

Net income:
       As reported                   $18,942,107  $13,591,107
       Pro forma                     $17,177,727  $12,254,598

Basic earnings per share:
       As reported                   $0.91        $0.69
       Pro Forma                     $0.85        $0.62

11.  SUPPLEMENTAL CASH FLOW INFORMATION

The following is provided as supplemental information to the consolidated statements of cash flows:

FISCAL YEAR                        1997              1996              1995

Cash paid during the year for:
       Interest                $   923,635        $ 1,117,107        $ 1,073,248
       Income taxes            $10,641,735        $11,614,532        $ 7,424,463

Acquisition of minority
       interest in subsid-
       iary in exchange for
       common stock           $  1,235,771                  -                  -

Reduction in income tax
       payable resulting
       from exercise of
       stock options          $    464,000                  -                  -

12.  SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION

Customers of the Company consist principally of major department stores and specialty retailers located throughout the United States. The most significant customers, individually or considered as a group under common ownership, which accounted for over 10% of net sales for the periods presented, were as follows:

FISCAL YEAR                         1997         1996        1995

Customer A                           11%          11%         12%
Customer B                           9%           10%         -

The Company operates in a single industry, as a designer, developer, marketer and distributor of fashion watches and other accessories. Information about the Company's operations in the United States and international markets in fiscal years 1997, 1996 and 1995 is presented below. Intercompany sales of products between geographic areas are referred to as intergeographic items. These intercompany sales primarily consist of product sales from the Far East into the U.S. and European operations which are priced at cost plus a 5%-8% trade agent commission.


FISCAL YEAR END 1997                    Net Sales       Operating Income        Assets

United States                         $189,590,607        $20,402,118       $ 95,757,491
Europe                                  46,032,760          2,552,650         24,743,975
Far East                                89,214,060         12,369,973         14,333,258
Japan                                    9,613,533           (714,646)         4,735,166
Intergeographic items                  (89,653,428)                 -                  -
                                      --------------------------------------------------

Consolidated                          $244,797,532        $34,610,095       $139,569,890


FISCAL YEAR END 1996                    Net Sales       Operating Income        Assets

United States                         $158,159,270        $17,741,711       $ 78,302,341
Europe                                  45,926,815          1,781,220         27,842,878
Far East                                66,270,186          5,008,243          8,335,684
Japan                                    6,266,671           (158,215)         4,497,166
Intergeographic items                  (70,723,680)                 -                  -
                                      --------------------------------------------------

Consolidated                          $205,899,262        $24,372,959       $118,978,069


FISCAL YEAR END 1995                   Net Sales        Operating Income        Assets

United States                         $134,747,319        $14,293,470       $ 64,772,200
Europe                                  40,053,692          4,468,898         24,795,443
Far East                                69,430,240          1,701,085          7,425,884
Intergeographic items                  (63,116,804)                 -                  -
                                      --------------------------------------------------

Consolidated                          $181,114,447        $20,463,453       $ 96,993,527

CORPORATE INFORMATION
EXECUTIVE OFFICERS AND DIRECTORS

Tom Kartsotis                  Randy S. Kercho               Kenneth W. Anderson
Chairman of the Board and      Executive Vice President      Director
Chief Executive Officer        and Chief Financial Officer

Kosta N. Kartsotis             Mark D. Quick                 Alan J. Gold
President,                     Executive Vice President      Director
Chief Operating Officer
and Director

Michael W. Barnes              T.R.Tunnell                   Donald J. Stone
Executive  Vice President      Senior Vice President,        Director
                               Development
                               Chief Legal Officer and
                               Secretary

Richard H. Gundy               Jal S. Shroff
Executive Vice President       Managing Director-
                               Fossil East and Director

CORPORATE INFORMATION

Transfer Agent and Registrar
ChaseMellon Shareholder        Independent Auditors          Corporate Counsel
 Services LLC                  Deloitte & Touche LLP         Jenkens & Gilchrist
Overpeck Centre                2200 Ross Avenue              1445 Ross Avenue
85 Challenger Road             Dallas, TX 75201              Dallas, TX 75202
Ridgefield Park, NJ 07760

INTERNET WEB SITE

The Company maintains a web site at the worldwide internet address of www.fossil.com. Certain product, event, press release and collector club information concerning the Company is available at the site.

STOCKHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Stockholders will be held on Wednesday, May 27, 1998, at 4:00 pm at the Company's headquarters, 2280 N. Greenville Ave., Richardson, Texas.

COMPANY INFORMATION

A copy of the Company's Annual Report on Form 10-k and the Annual Report to Stockholders, as filed with the Securities and Exchange Commission, in addition to other Company information, is available to stockholders without charge upon written request to FOSSIL, Investor Relations, 2280 N. Greenville Ave., Richardson, Texas 75082-4412.