Form 10-K, Exhibit 13
period 1999-01-02
FOSSIL INC
filed 1999-04-02
CIK 883569

                                    Fossil
                               1998 Annual Report

                                 Company Profile
                                        4
                              Financial Highlights
                                        5
                             Letter to Stockholders
                                        8
                                Company Overview
                                       11
                             Management's Discussion
                                  and Analysis
                                       18
                              Financial Information
                                       37
                              Corporate Information
                                       55

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

4 COMPANY PROFILE

Fossil is a design, development, marketing and distribution company that specializes in consumer products predicated on fashion and value. The Company's flagship product, FOSSIL brand watches, is sold in department stores and other upscale retailers in over 80 countries around the world. Product offerings have been diversified into an extensive line of fashion watches that includes its RELIC and FSL brands as well as complementary lines of small leather goods, belts, handbags and sunglasses under certain of the Company's brands.

The Company's products are differentiated from its competitors principally through innovations in fashion details, including variations in the treatment of watch dials, crystals, cases, straps and bracelets for the Company's watches and innovative treatments and details in its other accessories. An in-house creative services team coordinates product design, packaging, advertising and in-store presentations to more effectively and cohesively communi cate to its target markets the themes and images associated with its brands. Brand name development is further enhanced through Company-owned stores as well as the Company's e-commerce web site.

Utilizing several majority-owned watch assembly facilities and centralized distribution points enables the Company to reduce its inventory risk, increase flexibility in meeting the delivery requirements of its customers and maintain significant cost advantages compared to its competitors. To further leverage the Company's infrastructure, including its design, development and production expertise, the Company has licensed the brands of other companies as well as designing and manufacturing private label products for some of the most distinguished companies in the world.

The Company's long-term goal is to capitalize on the strength of its growing consumer brand recognition and capture an increasing share of a growing number of markets by providing consumers with fashionable, high quality, value-driven products.

        [GRAPH]                    [GRAPH]                    [GRAPH]                    [GRAPH]
       NET SALES               OPERATING INCOME              NET INCOME            STOCKHOLDERS' EQUITY
(IN MILLIONS OF DOLLARS)   (IN MILLIONS OF DOLLARS)   (IN MILLIONS OF DOLLARS)   (IN MILLIONS OF DOLLARS)

FINANCIAL HIGHLIGHTS                                                           5

FISCAL YEAR                                                           1998        1997        1996        1995        1994
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales .......................................................   $304,743    $244,798    $205,899    $181,114    $161,883
Gross profit ....................................................    150,504     117,528      98,038      82,900      71,880
Operating income ................................................     55,370      34,610      24,373      20,463      26,217
Income before income taxes ......................................     54,729      32,151      23,040      20,142      24,923
Net income ......................................................     32,161      18,942      13,591      12,057      15,345
Basic earnings per share (1) ....................................       1.55        0.94        0.69        0.61        0.78
Diluted earnings per share (1) ..................................       1.48        0.91        0.68        0.60        0.77

Weighted average common and common equivalent shares outstanding:
     Basic shares (1) ...........................................     20,703      20,136      19,783      19,761      19,720
     Diluted shares (1) .........................................     21,724      20,833      20,068      19,940      19,956

Working capital .................................................   $109,040    $ 70,603    $ 59,861    $ 49,251    $ 41,434
Total assets ....................................................    194,078     139,570     118,978      96,994      80,420
Long-term debt ..................................................       --          --         4,350       4,811       4,750
Stockholders' equity ............................................    134,919      95,263      74,568      61,269      48,906
Return on average stockholders' equity ..........................      29.3%       23.1%       20.3%       22.0%       38.8%

(1) All share and per share data has been adjusted to reflect a three-for-two stock split effected in the form of a stock dividend paid April 8, 1998.


STOCK INFORMATION

Fossil's common stock prices are published daily in The Wall Street Journal and other publications under the Nasdaq National Market Listing. The stock is traded under the ticker symbol "FOSL." The following are the high and low sale prices of the Company's stock per the Nasdaq National Market. All share data has been adjusted to reflect a three-for-two stock split effected in the form of a stock dividend paid on April 8, 1998. Stock prices have been adjusted to the nearest traded amount.

                                   1998                     1997
                           -------------------      -------------------
                            HIGH         LOW         HIGH          LOW
                           -------     -------      ------        -----
FIRST QUARTER              $21 2/3     $14 1/2      $9 3/4           $7
SECOND QUARTER              27 3/8      17 7/8      11 7/8        8 1/4
THIRD QUARTER                   27          13      15 1/2           11
FOURTH QUARTER              30 5/8          13      17 5/8           11

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

8 LETTER TO STOCKHOLDERS

We are pleased to report continued record sales and earnings this past year. Net sales increased 25% over 1997, surpassing the $300 million mark. Net income of $32 million represented a 70% increase over the prior year marking ten consecutive quarters during which the Company's earnings averaged in excess of 40% over its prior year's comparable quarter results.

Sales of FOSSIL branded watch products both domestically and internationally were the largest contributor to the Company's sales growth. Over the past two years, the FOSSIL watch product assortment has transitioned from novelty designs to the mainstream watch business. As that migration has taken place, we have seen our market share continue to expand as our target consumer demographic increased in size. Realizing that the products the Company offers need to hit the consumer sweet spot, our design teams focused on integrating design, packaging and visual treatments to create a high quality and desirable product. Focusing on these elements and fully utilizing the Company's efficient and vertical infrastructure yields products at prices our competitors find hard to beat. In addition, as FOSSIL's market share increases, so does its brand recognition. Enhanced brand presence provides the Company more opportunities to extend the brand into additional product categories. Later this year the product extensions will continue with the introduction of FOSSIL brand outerwear and optical frames through key licensing agreements.

Product extensions and increased recognition for the FOSSIL brand has also been achieved through the development of the Company's retail store concept as well as a growing internet presence. FOSSIL general stores in key high traffic malls across the United States offer us the opportunity to effectively display the Company's products and communicate the FOSSIL image to our customers. By the end of 1999, we anticipate having approximately 15 of these locations in the United States while also testing this retail concept internationally. The Company's e-commerce at www.fossil.com continues to increase in volume while also providing consumers the opportunity to learn more about our Company, the FOSSIL brand and product selection.

The Company is simultaneously growing other Fossil-owned brands including the RELIC brand. RELIC brand watches are currently sold in leading national and regional chain department and specialty stores. As a result of increasing brand recognition for RELIC, we have

                                                       LETTER TO STOCKHOLDERS  9

recently begun expanding this brand out of its roots in the watch department and into the leather goods and eyewear departments, in a similar direction to the path we took with the FOSSIL brand.

Internationally, we have continued to build the Company's infrastructure. Today, FOSSIL branded products are sold in over 80 countries across the globe. A significant number of these are serviced out of the Company's six owned facilities strategically placed across Europe and Asia. This international infrastructure not only provides us a solid foundation from which to grow our owned brand names, but also represents a platform from which we can launch other brand names. The Company's strength in design and worldwide distribution has been a major factor in securing several strategic relationships with some of the most prestigious companies in the world including Disney, Eddie Bauer, Giorgio Armani and Warner Bros.

Our Company's foundation continues to strengthen through product extensions, geographic expansion, broadened distribution channels and strategic alliances with world class companies. The expansion in each of these areas has increased the predictability of our business and provided additional platforms from which to grow the Company's sales. We appreciate everyone who contributed to our growth during 1998, especially our dedicated employees, customers, suppliers and, most importantly, our consumers. Combined, we are positioned to enter the new millennium stronger than ever!

Sincerely,

/s/ TOM KARTSOTIS                      /s/ KOSTA N. KARTSOTIS
TOM KARTSOTIS                          KOSTA N. KARTSOTIS
Chairman of the Board                  President

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

COMPANY OVERVIEW                                                            11

The Company's long-term goal is to capitalize on the strength of its growing consumer brand recognition and capture an increasing share of a growing number of markets by providing consumers with fashionable, high quality, value-driven products. The Fossil brand continued to be one of the leading fashion watch brands in 1998, while continuing to gain momentum in sales of non-watch products and increasing its brand presence globally.

WATCHES: The Fossil brand continued to build market share in department stores in 1998. New product introductions throughout the year contributed to driving comparable store sales to record levels. The introduction of Fossil BIG TIC in the fall was highly successful and FOSSIL Steel solid stainless steel watches continued to build momentum after their 1997 debut. FOSSIL BLUE water-resistant sport watches continued to increase market share and FOSSIL BLUE TEQ chronograph-styled watches were strong throughout the year. FOSSIL F2 women's dress watches performed well all year and continued to maintain a leadership position in the dress classification at department stores.

LEATHERS: The leather division continued to exhibit strong sales and earnings growth in 1998. Handbags continued to increase market share and enhance the visibility and sales of the Company's other leather cate gories, including men's and women's small leather goods and belts. A new line of FOSSIL nylon handbags was introduced in 1998 in addition to a group of bags with a sporty feel and look. Strong growth should continue in the leather product category during 1999 as key basic collections continue sales increases fueled by new lines of more classic, less ornamented styles providing a fresh and exciting product assortment.

SUNGLASSES: FOSSIL sunwear rebounded in 1998 with double-digit increases in the midst of continued turmoil in the sunglass market. The overall success of the division was spurred by significant growth in optical and specialty stores such as Lenscrafters and Sunglass Hut. Strong international sales, particularly in northern Europe, played a role in the growth of this product category. A new collection of more popularly-priced sunglasses provided increased market share and retail sales in the Company's department store distribution channel, prompting the introduction of two new collections in the third quarter. FOSSIL Steel sunwear, featuring polarized polycarbonate lenses and stainless steel frames, and FOSSIL BLUE sunwear, crafted from a technologically advanced plastic material that floats, complement the quality and value of the FOSSIL brand perfectly.

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

14   COMPANY OVERVIEW

INTERNATIONAL: Increasing demand for FOSSIL products worldwide, coupled with the expansion of the EMPORIO ARMANI licensed line of watches, helped broaden the Company's business tremendously across the globe. The FOSSIL brand is available in over 80 countries around the world through the Company's six subsidiary operations and a network of independent distributors. The Company began distribution in five additional markets in 1998, including Argentina, Uruguay, Egypt, Israel and Korea Duty Free. In addition, FOSSIL retail stores and kiosks grew from 40 international locations in 1997 to over 80 locations in 1998. These stores and kiosks are principally owned and operated by independent distributors. International distribution will continue to offer excellent growth opportunities for the Company in 1999.

RELIC: The RELIC brand displayed strong sales in 1998, due primarily to an improved product assortment and a new store image and visual presentation. The RELIC brand featured an assortment of four primary categories: RELIC
Wet (water-resistant sport watches), RELIC Adjust-A-Link (women's metal dress watches with easily adjustable links), RELIC Stainless Steel (100% solid stainless Steel cases and bracelets), and RELIC Pocket Watches (geared toward the young, casual consumer). The RELIC division unveiled a new image and visual presentation - upscale look featuring natural wood, black and white photography, and the strong red RELIC logo. These new displays were installed in over 1,000 doors during 1998, and due to the excellent sales results, another 1,000 doors are currently scheduled to receive the new look in 1999.

EMPORIO ARMANI: The Company has a worldwide, multi-year licensing agreement with Giorgio Armani for Emporio Armani Orologi, a line of watches featuring distinctive interpretations of retro and modern design. Throughout the collection, the Emporio Armani name and Eagle logo are used as a background element on the dials, etched into the casings, or incorporated more subtly into the band designs. Available in Emporio Armani Boutiques, better department stores, specialty stores and select jewelry stores, the line continues to grow in sales and distribution worldwide. New markets continue to open as the product continues to perform well at retail.

LICENSING: The Company continues to test new products bearing the FOSSIL mark by utilizing license agreements with select partners. The Company is careful to limit the size and penetration of these product categories to be sure that the products are consistent with the brand image and desirable to end consumers. FOSSIL brand outerwear and optical frames will be launched in 1999. The Company will continue to evaluate additional

                                                            COMPANY OVERVIEW  15

license arrangements as a mechanism for product expansion as suitable products and partners are identified.

PRIVATE LABEL: In addition to building its own brand, the Company also designs and manufactures private label products for some of the most prestigious companies in the world, including national retailers, entertainment companies and theme restaurants. The Company continues to expand its core private label watch business as well as integrate other product categories such as leather goods and eyewear. In 1998, the Company's premium/incentive division continued to utilize its sourcing, design, and development expertise to translate many corporate themes, events, or promotions into a comprehensive custom program.

FOSSIL GENERAL STORES: The Company was operating nine FOSSIL stores at the end of 1998, adding three new locations during the year. New stores were opened in North Miami, Florida (Aventura Mall), Scottsdale, Arizona (Scottsdale Fashion Square), and Los Angeles, California (Universal Studios City Walk). The FOSSIL stores continue to provide an exciting and profitable format in which to display the Company's increasing product assortments and to convey the FOSSIL brand image. The Company also operates 28 outlet stores coast-to-coast, allowing the Company to control the timely liquidation of discontinued styles while maintaining the integrity of the FOSSIL brand.

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

18  MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company is a leader in the design, development, marketing and distribution of contemporary, high quality fashion watches and accessories. The Company developed the FOSSIL brand name to convey a distinctive fashion, quality and value message and a brand image reminiscent of "America in the 1950s" that suggests a time of fun, fashion and humor. Since its inception in 1984, the Company has grown from its original flagship FOSSIL watch product into a diversified company offering an extensive line of fashion watches that includes its RELIC and FSL brands as well as complementary lines of small leather goods, belts, handbags and sunglasses under certain of the Company's brands. In addition to developing its own brands, the Company leverages its development and production expertise by designing and manufacturing private label products for some of the most prestigious companies in the world, including national retailers, entertainment companies and theme restaurants.

The Company has further capitalized on the increasing awareness of the FOSSIL brand by entering into various license agreements for other categories of fashion accessories and apparel, such as outerwear and optical frames under the FOSSIL brand. In addition, the Company licenses the brands of other companies to further leverage its infrastructure. For example, during 1997 the Company entered into a multi-year license agreement with Giorgio Armani to design, manufacture, market and distribute a line of EMPORIO ARMANI brand watches.

The Company's products are sold to department stores and specialty retail stores in over 80 countries worldwide through Company-owned foreign sales subsidiaries and through a network of approximately 50 independent distributors. The Company's foreign operations include a presence in Asia, Australia, Canada, the Caribbean, Europe, Central and South America and the Middle East. In addition, the Company's products are offered at Company-owned retail locations throughout the United States and in independently-owned, authorized FOSSIL retail stores and kiosks located in several major airports, on cruise ships and in certain international markets. The Company's successful expansion of its product lines and leveraging of its infrastructure has contributed to its increasing net sales and operating profits.

                                       MANAGEMENT'S DISCUSSION AND ANALYSIS  19

COMPANY HIGHLIGHTS

Overall

- Net sales increases have averaged in excess of 20% for the most recent two years and have grown at an average compounded growth rate of 19% over the last five years.
- For the past ten consecutive fiscal quarters ended January 2, 1999, the Company has achieved increases in net income, in comparison to the previous year's comparable period, of not less than 26% and averaging 48%.
- A three-for-two stock split of the Company's $0.01 par-value common stock ("Common Stock") was effected in the form of a 50% stock dividend paid on April 8, 1998.
- A secondary offering of 2,302,500 shares of the Company's Common Stock was completed mid-year 1998, of which the Company sold 215,000 shares.
- In 1997 the Company acquired the remaining 40% of the capital stock of its distribution company covering Italy and the remaining 35% of the capital stock of one of the Company's three main watch assembly factories.

Product Expansion

- FOSSIL BLUE, a line of mainly metal-bracelet, water resistant sport watches first introduced in mid-1996, marked the Company's first large scale movement into metal banded as opposed to leather strap watches.
- FOSSIL Steel, a line of stainless steel watches, and BLUE TEQ, chronograph look watches, were introduced under the FOSSIL brand in mid- and late-1997, respectively. Both of these introductions were well received and became a significant part of the Company's core watch assortment in 1997 and 1998.
- FOSSIL BIG TIC, a revolutionary part analog, part digital watch that highlights the seconds on a backlite digital display was introduced late in 1998. This style was extremely well received and should contribute positively to sales growth during 1999.
- RELIC, the Company-owned brand sold in leading national and regional chain department stores and specialty stores, continued to gain brand name recognition. As a result, the Company began the extension of the RELIC brand into leather products during 1998.
- A newly designed line of FOSSIL brand handbags, first shipped in mid-1996, was a success in the retail marketplace. FOSSIL handbag sales continued to record double-digit growth in 1997 and 1998. In addition, sales of FOSSIL handbags increased the awareness and sales of the Company's other leather products.

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

22 MANAGEMENT'S DISCUSSION AND ANALYSIS

- Sales of FOSSIL brand sunglasses, introduced in mid-1995, positively contributed to sales growth during 1996. Sunglass sales were negatively impacted during 1997 as a multitude of competitors entered the marketplace driving supply above apparent consumer demand. The Company quickly reacted to the market conditions by producing a new sunglass line with a wider breadth of price points and design, contributing to double-digit sales growth in the category during 1998.

Licensing The Fossil Brand Name

- Several multi-year license agreements have been awarded to companies for the use of the FOSSIL brand name on their products. These included FOSSIL brand underwear introduced domestically in late 1997, FOSSIL brand apparel in Japan introduced during 1998 and FOSSIL brand outerwear and optical frames to be introduced during 1999.

Retail Location Expansion

- The Company operated 28 FOSSIL outlet stores at the end of 1998. Additional outlet stores have been added each year since the first store openings in early 1995 with an additional nine new stores opening in 1996 and one in both 1997 and 1998.
- The Company operated nine FOSSIL retail stores at the end of 1998. The retail stores, located in high volume, international destination-type malls, allow the Company to test new product introductions and enhance the FOSSIL brand name. The Company added three retail stores each year from 1996 through 1998.

Leveraging Infrastructure

- The Company entered into a worldwide, multi-year licensing agreement with Giorgio Armani for the rights to design, produce and market a line of EMPORIO ARMANI brand watches. Distribution began in September 1997 and amounted to $7.7 million in net sales volume during the year, increasing to approximately $22.6 million in 1998.
- The Company signed a five-year agreement with Eddie Bauer, Inc. appointing the Company as the exclusive supplier of Eddie Bauer watches, effective January 1998.

                                       MANAGEMENT'S DISCUSSION AND ANALYSIS  23

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated: (i) the percentages of the Company's net sales represented by certain line items from the Company's consolidated statements of income and (ii) the percentage changes in these line items between the years indicated.

                                     PERCENTAGE                 PERCENTAGE
                                       CHANGE                    CHANGE
                                      FROM YEAR                 FROM YEAR
FISCAL YEAR                     1998     1997      1997            1996       1996
Net sales ................     100.0%    24.5%    100.0%            18.9%    100.0%
Cost of sales ............     (50.6)    21.2     (52.0)            18.0     (52.4)
                               -----              -----                      -----
Gross profit .............      49.4     28.1      48.0             19.9      47.6
Operating expenses .......     (31.2)    14.7     (33.9)            12.6     (35.8)
                               -----              -----                      -----
Operating income .........      18.2     60.0      14.1             42.0      11.8
Interest expense .........      (0.1)   (78.0)     (0.4)           (20.7)     (0.6)
Other income (expense) ...      (0.1)    71.4      (0.6)        (1,077.6)       --
                               -----              -----                      -----
Income before income taxes      18.0     70.2      13.1             39.5      11.2
Income taxes .............      (7.4)    70.9      (5.4)            39.8      (4.6)
                               -----              -----                      -----
Net income ...............      10.6%    69.8%      7.7%            39.4%      6.6%
                               -----              -----                      -----

The following table sets forth certain components of the Company's consolidated net sales and the percentage relationship of the components to consolidated net sales for the fiscal years indicated (dollars in millions):

FISCAL YEAR                             1998     1997     1996          1998     1997     1996
International:
Europe..............................  $ 62.7   $ 45.2  $  45.9          20.6%    18.4%    22.3%
Other...............................    26.9     30.8     15.2           8.8     12.6      7.4
                                      ------  -------  -------         ------   ------   ------
Total international.................    89.6     76.0     61.1          29.4     31.0     29.7

Domestic:
Watch products......................   137.0    101.2     86.4          45.0%    41.3%    41.9%
Other products......................    52.0     47.6     44.5          17.0     19.5     21.6
                                      ------  -------  -------         ------   ------   ------
Total...............................   189.0    148.8    130.9          62.0     60.8     63.5
Stores..............................    26.1     20.0     13.9           8.6      8.2      6.8
                                      ------  -------  -------         ------   ------   ------
Total domestic......................   215.1    168.8    144.8          70.6     69.0     70.3
                                      ------  -------  -------         ------   ------   ------

Total net sales.....................  $304.7  $ 244.8  $ 205.9         100.0%   100.0%   100.0%
                                      ------  -------  -------         ------   ------   ------

NET SALES. Worldwide sales volume of FOSSIL branded watches have continued to represent the single largest factor in the Company sales growth. FOSSIL brand watches had strong

24  MANAGEMENT'S DISCUSSION AND ANALYSIS

sales gains in the later half of 1996 and throughout 1997 and 1998, due primarily to the increase of metal bracelet watches in the Company's sales mix and the popularity of its FOSSIL brand core watch assortments. Metal bracelet watches have increased significantly as a percentage of the Company's watch mix in response to a dramatic shift in consumer preference away from leather strap watches during 1995. In addition, over the past few years, the Company has transitioned its FOSSIL and RELIC brand watch assortments from mainly novelty designs to mainstream preferences. This inherent change in the style mix has increased the Company's target audience demographic, increasing the ability for the Company to capture additional market share. Internationally, the process of aligning the Company's watch collection offered in Europe with the Company's best selling styles in the U.S., which the Company began mid-1997, has resulted in significant increases in the European sales momentum. "International Other" sales as denoted in the above table, were negatively impacted in 1998 as a result of declining sales in the Company's Asian-based operations, due primarily to the region's economic problems, and an approximate $6 million sale during 1997 of non-branded watches used as a premium incentive. Worldwide sales generated from the continued rollout of the Company's EMPORIO ARMANI licensed brand watches also positively impacted watch sales during 1997 and 1998. Leather and sunglass product sales, which comprise the majority of the "Domestic Other" sales line in the above table, each contributed double digit growth to overall net sales increases in 1996 and 1998. While the Company continued to increase its market share in leather goods during 1997, sunglass sales declined. Continued expansion of Company-owned stores, as well as increases in same store sales, has added to sales growth in each of the last three years. Management anticipates that sales volumes will continue to increase in 1999 at approximately the 1998 rate from continued sales momentum across the Company's product lines and geographic regions.

GROSS PROFIT. Gross profit margins steadily increased over the past two years. The increases in gross profit margin are primarily attributable to the increased strength of the U.S. dollar over the Japanese Yen, an increased mix of the Company's watch products supplied by its majority-owned assembly facilities and increased sales through Company-owned retail locations. The Company's cost of certain watch components declined as the U.S. dollar strengthened in relation to the Japanese Yen. Management believes that the Company's gross profit margins for fiscal 1999 will approximate 1998 levels. Gross profit margins in the 2nd quarter of 1999 will be negatively impacted, however,

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

26  MANAGEMENT'S DISCUSSION AND ANALYSIS

by an international-based sale of non-branded watches used as a premium incentive, similar to the sale the Company recorded in the 2nd quarter of 1997.

OPERATING EXPENSES. The aggregate increases in operating expenses were due primarily to costs necessary to support increased sales volumes and operating costs of both new ventures and from the Company's increasing outlet and retail store locations. Total selling, general and administrative expenses as a percentage of net sales decreased significantly over the past two years. Leveraging expenses against higher sales volumes positively impacted operating expense ratios. Management believes the operating expense ratio for 1999 will marginally improve as a result of leveraging fixed costs on higher sales volumes offsetting an increase in the Company's infrastructure to support its current and future sales growth.

OTHER INCOME (EXPENSE). Other income (expense) increased marginally in 1998 over 1996 levels but spiked during 1997. The fluctuation in 1997 was primarily due to unusual charges, including an expense of $700,000 related to legal settlements. An increase in foreign currency losses over the past two years, due mainly to the strength of the U.S. dollar, has been mitigated by an increase in interest income the Company has received.

PROVISION FOR INCOME TAXES. During the last three years, the Company's effective tax rate was approximately 41.0%. Management believes that the effective tax rate during 1999 will approximate 1998 levels.

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

                                       MANAGEMENT'S DISCUSSION AND ANALYSIS  27

YEAR 2000 COMPLIANCE

Computer programs that were written using two digits rather than four digits to define the applicable year may recognize a date using "00" as the year 1900 rather than the year 2000. This result is commonly referred to as the "Year 2000" problem. The Year 2000 problem could result in information system failures or miscalculations. Beginning in 1997, the Company initiated a program to evaluate whether internally developed and/or purchased computer programs that utilize embedded date codes could experience operational problems when the year 2000 is reached. The scope of this effort addressed internal computer systems and supplier capabilities. The Company is completing an extensive review of its businesses to determine whether or not purchased and internally developed computer programs are Year 2000 compliant, as well as determine the extent of any remedial action and associated costs. Management believes it has substantially completed the review of the Company's internal computer systems and either substantially made modifications or purchased new hardware and software to make the Company's internal computer systems Year 2000 compliant. The Company is now involved in the testing phase of its computer modifications and new system purchases to determine its ability to handle Year 2000 related date calculations. Based on the Company's evaluation to date, management believes that the Company will incur approximately $2.4 million in internal and external costs to address the Year 2000 problem of which $2.0 million has been expended as of year-end 1998. The Company plans to complete all remediation efforts for its critical systems prior to year 2000. The financial impact of the Year 2000 reviews, modifications, testing, replacements or related purchases are not expected to have a material adverse effect on the Company's business or its consolidated financial position, results of operations or cash flows. The Company is also contacting its key suppliers and customers to determine their Year 2000 readiness in order to ensure a steady flow of goods and services to the Company and continuity with respect to customer service. The Company has no information that indicates that a significant vendor may be unable to sell to the Company; that a significant customer may be unable to purchase from the Company; or that a significant service provider may be unable to provide services to the Company. The Company is formulating a contingency plan in the event of failure of production operations, the inability of major suppliers to fulfill their commitments and the inability of major customers to submit orders and receive product. The Company expects to have the majority of its contingency plans formalized by September

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

30  MANAGEMENT'S DISCUSSION AND ANALYSIS

1999. Notwithstanding the above, the effect, if any, on the Company's future results of operations, due to the Company's major suppliers and customers not being Year 2000 compliant, cannot be reasonably estimated. Management believes that this latter risk is mitigated somewhat by the Company's broad base of customers and suppliers and the worldwide nature of its operations.

ADOPTION OF THE EURO

On January 1, 1999, the European Union nations launched a single currency, the euro (the "Euro"). The Euro is currently being utilized for electronic financial and banking transactions, but will transition into Euro coins and notes on January 1, 2002. During January 1999, the Company's European-based operations began processing certain transactions denominated in the Euro. These transactions have been processed accurately and efficiently. At an appropriate point in the transition period, the Company's financial systems located in the participating countries will be converted from local currency denominations to Euros. Management does not expect the introduction of the Euro to result in any material risk or a material increase in costs to the Company.

FOREIGN CURRENCY RISK

As a multinational enterprise, the Company is exposed to changes in foreign currency exchange rates. The Company employs a variety of practices to manage this market risk, including its operating and financing activities and, where deemed appropriate, the use of derivative financial instruments. Forward contracts have been utilized by the Company to mitigate foreign currency risk. The Company's most significant foreign currency risk relates to the Euro. The Company uses derivative financial instruments only for risk management purposes and does not use them for speculation or for trading. There were no significant changes in how the Company managed foreign currency transactional exposures during 1998 and management does not anticipate any significant changes in such exposures or in the strategies it employs to manage such exposure in the near future.

                                       MANAGEMENT'S DISCUSSION AND ANALYSIS  31

LIQUIDITY AND CAPITAL RESOURCES

The Company's general business operations historically have not required significant capital expenditures. During 1997, capital expenditures increased over 1996 mainly as a result of the construction of a 138,000 sq. ft. warehouse and distribution facility. The construction costs of the facility were approximately $4.4 million. Long-term financing of $5.0 million was obtained in 1994 to cover building projects of which approximately $4.4 million was outstanding at 1997 year-end. During January 1998, the Company paid this long-term credit facility in full with available cash. Capital expenditures remained elevated in 1998 based on computer system hardware and software acquisitions to address the Year 2000 problem and the construction costs for five additional Company-owned stores. During 1998, the Company completed a secondary offering of 2,302,500 shares of Common Stock from which it received approximately $3.6 million in cash proceeds for working capital needs. The Company's Board of Directors during 1998, authorized management to repurchase up to 500,000 shares of the Company's Common Stock in the open market or privately negotiated transactions. As of year-end 1998, the Company had repurchased 188,500 shares of Common Stock at a cost of approximately $2.6 million. Management believes the Company's financial position remains extremely strong. Working capital of $109.0 million and net cash balances (defined as cash and cash equivalents less current notes payable) of $52.7 million existed at the end of fiscal 1998 compared to working capital of $70.6 million and net cash balances of $13.2 million as of year-end 1997. During fiscal year 1999, management believes capital expenditures may exceed 1998 levels due to the Company's intent to construct approximately ten additional retail locations and further build-out its U.S. headquarters requiring capital expenditures in excess of $4.3 million. Short-term credit facilities totaling approximately $43.0 million are available to the Company for general working capital needs of which $4.5 million was outstanding at the end of 1998. Management believes that cash flow from operations and existing credit facilities will be sufficient to satisfy its capital expenditure requirements.

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

34  MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

Included within management's discussion and analysis of the Company's operating results and this annual report, "forward-looking statements" were made within the meaning of the Private Securities Litigation Reform Act of 1995 regarding expectations for 1999. The actual results may differ materially from those expressed by these forward-looking statements. Significant factors that could cause the Company's 1999 operating results to differ materially from management's current expectations include, among other items, significant changes in consumer spending patterns or preferences, competition in the Company's product areas, international in comparison to domestic sales mix, changes in foreign currency valuations in relation to the United States Dollar, principally the Euro and Japanese Yen, an inability of management to control operating expenses in relation to net sales without damaging the long-term direction of the Company and the risks and uncertainties set forth in the Company's current report on Form 8-K dated March 30, 1999.

SELECTED QUARTERLY FINANCIAL DATA

The table below sets forth selected quarterly financial information. The information is derived from unaudited consolidated financial statements of the Company and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.


FISCAL YEAR 1998
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    1ST QTR     2ND QTR     3RD QTR     4TH QTR
Net sales ......................................   $ 56,885    $ 64,363    $ 82,393    $101,102
Gross profit ...................................     27,901      31,905      40,433      50,265
Operating expenses .............................     20,051      22,019      24,828      28,236
Operating income ...............................      7,850       9,886      15,605      22,029
Income before income taxes .....................      7,882       9,697      15,456      21,694
Provision for income taxes .....................      3,216       3,993       6,400       8,959
Net income .....................................      4,666       5,704       9,056      12,735
Basic earnings per share .......................       0.23        0.28        0.43        0.61
Diluted earnings per share .....................       0.22        0.26        0.41        0.58
Gross profit as a percentage of net sales ......       49.0%       49.6%       49.1%       49.7%
Operating expenses as a percentage of net sales.       35.2%       34.2%       30.1%       27.9%
Operating income as a percentage of net sales ..       13.8%       15.4%       18.9%       21.8%

                                      MANAGEMENT'S DISCUSSION AND ANALYSIS  35


FISCAL YEAR 1997
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)     1ST QTR     2ND QTR     3RD QTR     4TH QTR
Net sales ........................................   $47,449    $56,932    $61,013    $79,404
Gross profit .....................................    23,195     26,305     29,690     38,338
Operating expenses ...............................    17,735     19,527     19,875     25,781
Operating income .................................     5,460      6,778      9,815     12,557
Income before income taxes .......................     5,041      6,137      9,303     11,670
Provision for income taxes .......................     2,067      2,503      3,793      4,846
Net income .......................................     2,974      3,634      5,510      6,824
Basic earnings per share .........................      0.15       0.18       0.27       0.34
Diluted earnings per share .......................      0.15       0.18       0.26       0.32
Gross profit as a percentage of net sales ........      48.9%      46.2%      48.7%      48.3%
Operating expenses as a percentage of net sales...      37.4%      34.3%      32.6%      32.5%
Operating income as a percentage of net sales.....      11.5%      11.9%      16.1%      15.8%


While the majority of the Company's products are not seasonal in nature, a significant portion of the Company's net sales and operating income are generally derived in the second half of the year. The Company's fourth quarter, which includes the Christmas season, on average generates in excess of 35% of the Company's annual operating income, while the first quarter generally accounts for less than 16% of the annual operating income. The amount of net sales and operating income generated during the first quarter is affected by the levels of inventory held by retailers at the end of Christmas season, as well as general economic conditions and other factors beyond the Company's control. In general, high levels of inventory at the end of the Christmas season may have an adverse effect on net sales and operating income in the first quarter as a result of lower levels of restocking orders placed by retailers. Management currently believes that the Company's inventory levels at its major customers as of the end of 1998 were not substantially above or below targeted levels and therefore should not significantly impact retailers restocking orders in the first quarter of 1999. As the Company increases the amount of owned outlet and retail stores, it would generally amplify the Company's seasonality by decreasing the Company's operating income in the first quarter and increasing the operating income in the fourth quarter. The results of operations for a particular quarter may also vary due to a number of factors, including retail, economic and monetary conditions, timing of orders or holidays and the mix of the products sold by the Company. During the 1997 second quarter, gross profit margins decreased principally as a result of the low gross profit margin realized on the significant sale of the non-branded watches used as a premium incentive.

                              [Collage of various
                             FOSSIL brand products
                             and artistic designs]

                                                     FINANCIAL INFORMATION  37

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholders of Fossil, Inc.:
We have audited the accompanying consolidated balance sheets of Fossil, Inc. and subsidiaries as of January 2, 1999 and January 3, 1998 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fossil, Inc. and subsidiaries at January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
----------------------------
Deloitte & Touche LLP
Dallas, Texas
February 19, 1999


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


/s/ Tom Kartsotis                      /s/ Randy S. Kercho
--------------------------             ------------------------------
Tom Kartsotis                          Randy S. Kercho
Chairman of the Board and              Executive Vice President and
Chief Executive Officer                Chief Financial Officer

38   FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS

                                                                    January 2, 1999   January 3, 1998
                                                                    ---------------------------------
Assets
Current assets:

     Cash and cash equivalents....................................   $  57,263,132     $  21,103,581
     Accounts receivable-net......................................      42,582,242        34,237,526
     Inventories..................................................      57,294,668        51,382,160
     Deferred income tax benefits.................................       5,655,002         4,503,749
     Prepaid expenses and other current assets....................       3,538,443         2,432,282
                                                                     -------------------------------
         Total current assets.....................................     166,333,487       113,659,298

     Property, plant and equipment - net..........................      23,116,838        21,073,333
     Intangible and other assets..................................       4,627,517         4,837,259
                                                                     -------------------------------
                                                                     $ 194,077,842     $ 139,569,890
                                                                     -------------------------------
                                                                     -------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
     Notes payable - Banks........................................   $   4,537,150     $   7,862,145
     Accounts payable.............................................      14,511,758         9,609,805
     Accrued expenses:
         Co-op advertising........................................      13,311,276         8,700,696
         Compensation.............................................       3,245,888         2,665,485
         Other....................................................      11,201,038         8,714,067
     Income taxes payable.........................................      10,486,823         5,504,304
                                                                     -------------------------------
         Total current liabilities................................      57,293,933        43,056,502
                                                                     -------------------------------
Commitments (Note 9)
Minority interest in subsidiaries.................................       1,864,436         1,250,405
Stockholders' equity:
     Common stock, shares issued and outstanding -
     20,932,091 and 20,308,503, respectively......................         209,321           203,085
     Additional paid-in capital...................................      34,345,061        26,021,255
     Retained earnings............................................     102,858,657        71,257,176
     Accumulated other comprehensive income.......................      (1,037,181)       (2,218,533)
     Treasury stock at cost, 103,679 shares.......................      (1,456,385)                -
                                                                     -------------------------------
         Total stockholders' equity...............................     134,919,473        95,262,983
                                                                     -------------------------------
                                                                     $ 194,077,842     $ 139,569,890
                                                                     -------------------------------
                                                                     -------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                    FINANCIAL INFORMATION    39

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FISCAL YEAR                                                1998           1997           1996
Net sales..........................................  $ 304,743,425   $ 244,797,532  $ 205,899,262
Cost of sales......................................    154,239,588     127,269,749    107,861,291
                                                     --------------------------------------------
     Gross profit..................................    150,503,837     117,527,783     98,037,971
Operating expenses:
     Selling and distribution......................     67,871,709      58,065,138     50,638,117
     General and administrative....................     27,262,555      24,852,550     23,026,895
                                                     --------------------------------------------
         Total operating expenses..................     95,134,264      82,917,688     73,665,012
                                                     --------------------------------------------
Operating income...................................     55,369,573      34,610,095     24,372,959
Interest expense...................................       (210,672)       (956,182)    (1,205,233)
Other income (expense)--net.........................      (429,932)     (1,502,806)      (127,619)
                                                     --------------------------------------------

Income before income taxes.........................     54,728,969      32,151,107     23,040,107
Provision for income taxes.........................     22,568,000      13,209,000      9,449,000
      Net income ..................................     32,160,969      18,942,107     13,591,107
                                                     --------------------------------------------

         Currency translation adjustment...........      1,181,352      (1,572,600)      (839,914)
                                                     --------------------------------------------
     Other comprehensive income....................  $  33,342,321   $  17,369,507  $  12,751,193
                                                     --------------------------------------------
                                                     --------------------------------------------

     Basic earnings per share......................  $        1.55   $        0.94  $        0.69
                                                     --------------------------------------------
     Diluted earnings per share ...................  $        1.48   $        0.91  $        0.68
                                                     --------------------------------------------
                                                     --------------------------------------------

Weighted average common and common equivalent shares outstanding:
         Basic ....................................     20,702,694      20,135,540     19,783,172
         Diluted ..................................     21,724,064      20,833,431     20,067,653



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

40   FINANCIAL INFORMATION

     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                              COMMON STOCK                                     ACCUMULATED    TREASURY STOCK
                                                  ADDITIONAL                      OTHER                              TOTAL
                                                   PAID-IN       RETAINED     COMPREHENSIVE                       STOCKHOLDERS'
                            SHARES     AMOUNT      CAPITAL       EARNINGS        INCOME      SHARES    AMOUNT        EQUITY
Balance, January 1,
  1996 .................. 13,182,333  $131,823   $22,219,692   $  38,723,962   $  193,981        --    $    --     $61,269,458
Common stock issued
  upon exercise of stock
  options ...............     10,661       107       106,651              --           --        --         --         106,758
Common stock issued
  for purchase of
  additional B.V.
  ownership .............     50,000       500       440,125              --           --        --         --         440,625
Net income ..............         --        --            --      13,591,107           --        --         --      13,591,107
Currency translation
  adjustment ............         --        --            --              --     (839,914)       --         --        (839,914)
                          ----------------------------------------------------------------------------------------------------
Balance, December 31,
  1996 .................. 13,242,994   132,430    22,766,468      52,315,069     (645,933)       --         --      74,568,034
Common stock issued upon
  exercise of stock
  options ...............    167,899     1,679     1,622,711              --           --        --         --       1,624,390
Tax benefit derived from
  exercise of stock
  options ...............         --        --       464,000              --           --        --         --         464,000
Common stock issued for
  purchase of additional
  Italy ownership .......    128,109     1,281     1,235,771              --           --        --         --       1,237,052
Three-for-two stock
  split .................  6,769,501    67,695       (67,695)             --           --        --         --              --
Net income ..............         --        --            --      18,942,107           --        --         --      18,942,107
Currency translation
  adjustment ............         --        --            --              --   (1,572,600)       --         --      (1,572,600)
                          ----------------------------------------------------------------------------------------------------

Balance, January 3,
  1998 .................. 20,308,503   203,085    26,021,255      71,257,176   (2,218,533)       --         --      95,262,983
Common stock issued upon
  exercise of stock
  options ...............    408,588     4,086     2,876,692              --           --        --         --       2,880,778
Tax benefit derived
  from exercise of
  stock options .........         --        --     1,495,000              --           --        --         --       1,495,000
Secondary offering,
  net of offering
  costs .................    215,000     2,150     3,610,686              --           --        --         --       3,612,836
Purchase of treasury
  stock .................         --        --            --              --           --  (188,500)  (2,647,272)   (2,647,272)
Reissuance of treasury
  stock upon exercise of
  stock options .........         --        --            --        (559,488)          --    84,821    1,190,887       631,399
Net income ..............         --        --            --      32,160,969           --        --           --    32,160,969
Currency translation
  adjustment ............         --        --            --              --    1,181,352        --           --     1,181,352
Other ...................         --        --       341,428              --           --        --           --       341,428
                          ----------------------------------------------------------------------------------------------------

Balance, January 2,
  1999 .................. 20,932,091 $ 209,321  $ 34,345,061    $102,858,657  $(1,037,181) (103,679) $(1,456,385) $134,919,473
                          ----------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                      FINANCIAL INFORMATION  41

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEAR                                               1998            1997           1996
Operating Activities:
Net income ........................................   $ 32,160,969    $ 18,942,107   $ 13,591,107
Noncash items affecting net income:
   Minority interest in subsidiaries...............      1,003,607         343,879        362,084
   Depreciation and amortization...................      4,395,319       3,047,329      3,125,598
   Increase in allowance for doubtful accounts.....      2,164,534         407,686      1,424,243
   Increase in allowance for returns -
     net of related inventory in transit...........      2,052,597         784,300        183,382
   Deferred income tax benefits....................     (1,151,253)       (837,405)      (375,925)

Changes in assets and liabilities:

   Accounts receivable.............................    (13,899,490)     (6,113,976)    (5,384,069)
   Inventories.....................................     (4,574,865)       (662,178)    (6,353,919)
   Prepaid expenses and other current assets.......     (1,106,161)       (489,491)        82,839
   Accounts payable................................      5,830,676       1,392,915      1,574,382
   Accrued expenses................................      7,677,954       2,136,363      3,989,332
   Income taxes payable............................      6,477,519       4,129,648       (992,803)
                                                     --------------------------------------------
         Net cash from operations..................     41,031,406      23,081,177     11,226,251

Investing Activities:
   Net assets acquired in business combination/
     consolidation, net of cash received...........              -        (384,614)      (634,734)
   Additions to property, plant and equipment......     (6,307,218)     (7,363,440)    (4,260,546)
   Cash received from sale of property and
     equipment.....................................        263,623               -              -
   Decrease (increase) in intangible and other
     assets........................................        (69,875)        272,002       (391,669)
                                                     --------------------------------------------
         Net cash used in investing activities.....     (6,113,470)     (7,476,052)    (5,286,949)

Financing Activities:
   Issuance of common stock........................      6,493,614       1,624,390        547,383
   Net purchase of treasury stock..................     (2,015,873)              -              -
   Distribution of minority interest earnings......       (389,576)       (498,784)       (83,774)
   Repayment of notes payable - affiliates.........              -      (1,000,744)      (127,830)
   Repayments of notes payable - banks.............     (3,324,995)     (5,993,255)       (62,396)
   Other...........................................        341,428               -              -
                                                     --------------------------------------------
         Net cash from(used in) financing
           activities..............................      1,104,598      (5,868,393)       273,383

Effect of exchange rate changes on cash
     and cash equivalents..........................        137,017        (614,397)      (211,974)
                                                     --------------------------------------------
Net increase in cash and cash equivalents..........     36,159,551       9,122,335      6,000,711
Cash and cash equivalents:
         Beginning of year.........................     21,103,581      11,981,246      5,980,535
                                                     --------------------------------------------
         End of year...............................   $ 57,263,132    $ 21,103,581   $ 11,981,246
                                                     --------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

42 FINANCIAL INFORMATION

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

Beginning January 1, 1997, the Company changed its fiscal year to reflect the retail-based calendar (containing 4-4-5 week calendar quarters). Due to this change, the first quarter of fiscal 1997 contained an additional one-half week for the transition period. This change had an immaterial impact on comparability to the prior fiscal year.

CASH EQUIVALENTS are considered all highly liquid investments with original maturities of three months or less.

ACCOUNTS RECEIVABLE are stated net of allowances of $13,966,421 and $10,576,181 for estimated customer returns and $6,864,365 and $4,699,831 for doubtful accounts at the close of fiscal year 1998 and 1997, respectively.

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

CUMULATIVE TRANSLATION ADJUSTMENT in stockholders' equity reflects the unrealized adjustments resulting from translating the financial statements of foreign subsidiaries. The functional currency of the Company's foreign subsidiaries is the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates prevailing during the year. Changes in exchange rates which affect cash flows and the related receivables or payables are recognized as transaction gains and losses in the determination of net income. The Company incurred net foreign currency transaction losses of approximately $427,000, $733,000 and $308,000 for fiscal years 1998, 1997 and 1996, respectively, which have been included in other income (expense).

                                                       FINANCIAL INFORMATION  43

FORWARD CONTRACTS are entered into by the Company principally to hedge the payment of intercompany inventory transactions with its non-U.S. subsidiaries. Currency exchange gains or losses resulting from the translation of the related accounts, along with the offsetting gains or losses from the hedge, are deferred until the inventory is sold or the forward contract is completed. At January 2, 1999, the Company had hedge contracts to sell (i) 24,000,000 German Marks for approximately $13.9 million, expiring through December 1999, (ii) 199,199,000 Japanese Yen for approximately $1.4 million, expiring through March 1999 and (iii) 2,266,000,000 Italian Lira for approximately $1.4 million, expiring through March 1999.

REVENUES are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition.

ADVERTISING COSTS for in-store and media advertising as well as co-op advertising and promotional allowances are expensed as incurred. Advertising expenses for fiscal years 1998, 1997 and 1996 were approximately $16,986,000, $14,255,000 and $14,919,000, respectively.

In fiscal year 1998, the Company adopted the following Statements of Financial Accounting Standards ("SFAS"):

"REPORTING COMPREHENSIVE INCOME" (SFAS No. 130), requires the componenets of comprehensive income to be disclosed in the financial statements.

"DISCLOSURES ABOUT SEGEMENTS OF AN ENTERPRISE AND RELATED INFORMATION" (SFAS No. 131), requires disclosures of certain information about the Company's operating segments on a basis consistent with the way in which the Company is managed and operated.

NEW ACCOUNTING STANDARDS. In June 1998 SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued which establishes new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. This pronouncement will require such disclosures in the Company's financial statements for all reporting periods beginning fiscal year 2000. The Company is currently analyzing the effect of this standard and does not expect it to have a material effect on the Company's consolidated statements of financial position, income and cash flows.

MINORITY INTEREST IN SUBSIDIARIES, included within other income (expense) represents the minority stockholders' share of the net income (loss) of various consolidated subsidiaries. The minority interest in the consolidated balance sheets reflects the proportionate interest in the equity of these consolidated subsidiaries.

EARNINGS PER SHARE is based on the weighted average number of common and common equivalent shares outstanding during each period.

44 FINANCIAL INFORMATION

The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:

FISCAL YEAR END                                           1998            1997          1996
Basic EPS computation:
Numerator:
      Net income.....................................  $32,160,969    $ 18,942,107   $13,591,107
                                                       -----------------------------------------
Denominator:
      Weighted average common shares outstanding.....   20,747,242      13,423,693    13,188,781
      Three-for-two stock split paid April 1998......            -       6,711,847     6,594,391
      Treasury stock.................................      (44,548)              -             -
                                                       -----------------------------------------
                                                        20,702,694      20,135,540    19,783,172
                                                       -----------------------------------------
Basic EPS............................................  $       1.55   $       0.94   $      0.69
                                                       -----------------------------------------
Diluted EPS computation:
  Numerator:
      Net income.....................................  $32,160,969    $ 18,942,107   $13,591,107
                                                       -----------------------------------------
  Denominator:
      Weighted average common shares outstanding.....   20,747,242      13,423,693    13,188,781
      Stock option conversion........................    1,021,370         465,261       189,654
      Three-for-two stock split paid April 1998......            -       6,944,477     6,689,218
      Treasury stock.................................      (44,548)              -             -
                                                       -----------------------------------------
                                                        21,724,064      20,833,431    20,067,653
                                                       -----------------------------------------
Diluted EPS..........................................  $      1.48    $       0.91   $      0.68
                                                       -----------------------------------------

DEFERRED INCOME TAXES are provided for under the asset and liability method for temporary differences in the recognition of certain revenues and expenses for tax and financial reporting purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS are estimated to approximate the related book values, unless otherwise indicated, based on market information available to the Company. Reclassification of certain 1996 and 1997 amounts have been made to conform to the 1998 presentation.

2. ACQUISITIONS

Effective April 1997, Fossil (East) Limited acquired the remaining 35% of capital stock of Amazing Time, Ltd. from its minority stockholder in exchange for approximately $380,000 in cash. The acquisition of this Hong Kong-based watch assembly factory has been accounted for as a purchase and,in connection therewith, the Company recorded goodwill of approximately $210,000. Effective April 1996, the Company invested approximately $700,000 in cash for an 81% interest in Kabushiki Kaisha Fossil Japan, a Japanese corporation ("Fossil Japan"). Fossil Japan is the sole distributor of Fossil products within Japan and was previously 100% owned by a foreign-based entity. The acquisition has been accounted for as a purchase, and in connection therewith, the Company recorded goodwill of approximately $300,000.

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

                                                      FINANCIAL INFORMATION  45

minority stockholders for $1.0 million in cash, 50,000 shares of the Company's $0.01 par value common stock ("Common Stock") and the issuance of options to acquire 20,000 shares of Common Stock, of which approximately $1.0 million was recorded as goodwill. Fossil B.V.'s initial purpose was to form and purchase through Fossil Europe GmbH ("Fossil GmbH") certain inventory and fixed assets from the Company's prior distributor in Germany. During 1994, Fossil B.V. formed an Italian subsidiary, Fossil Italia, S.r.l., ("Fossil Italy") and invested approximately $7,500 for a 60% equity interest in the Italian subsidiary. Effective February 1997, Fossil B.V. acquired the remaining 40% of Fossil Italy's outstanding common stock from it's minority stockholders for 192,164 shares of the Company's Common Stock, of which approximately $300,000 was recorded as goodwill. Fossil B.V. also formed a wholly owned subsidiary in Spain during 1996. Each of these subsidiaries is generally responsible for sales and operations within their respective countries with the exception of Fossil GmbH, which acts as the Company's main marketing and distribution point in Europe. The balance sheets and results of operations of these subsidiaries and affiliates are included in the accompanying consolidated financial statements since the dates of their formation or acquisition.

3. INVENTORIES

       Inventories consist of the following:

         FISCAL YEAR END                                                 1998         1997
         Components and parts.....................................  $  3,402,058  $ 2,751,719
         Work-in-process..........................................     1,444,665    2,064,623
         Finished merchandise on hand.............................    40,344,158   35,707,813
         Merchandise at Company stores............................     5,339,798    5,484,479
         Merchandise in-transit from customer returns.............     6,763,989    5,373,526
                                                                    -------------------------
                                                                    $ 57,294,668  $51,382,160
                                                                    -------------------------

4. PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consist of the following:

         FISCAL YEAR END                                                  1998          1997
         Land....................................................... $ 2,535,361  $ 2,535,361
         Building...................................................   9,912,879    9,209,315
         Furniture and fixtures.....................................  11,291,941    6,720,046
         Equipment..................................................   5,485,666    4,905,291
         Computer software..........................................   2,517,824    1,382,537
         Leasehold improvements.....................................   5,035,370    6,790,409
                                                                     ------------------------
                                                                      36,779,041   31,542,959
         Less accumulated depreciation and amortization.............  13,662,203   10,469,626
                                                                     ------------------------
                                                                     $23,116,838  $21,073,333
                                                                     ------------------------

5. INTANGIBLE AND OTHER ASSETS

       Intangibles and other assets consist of the following:

         FISCAL YEAR END                                                 1998         1997
         Costs in excess of tangible net assets acquired............  $4,545,098  $ 4,545,098
         Noncompete agreement.......................................     475,000      475,000
         Trademarks.................................................     554,851      547,573
         Deposits...................................................     478,707      430,503
         Other......................................................     217,567      203,174
                                                                      -----------------------
                                                                       6,271,223    6,201,348
         Less accumulated amortization..............................   1,643,706    1,364,089
                                                                      -----------------------
                                                                      $4,627,517  $ 4,837,259
                                                                      -----------------------

46  FINANCIAL INFORMATION

6. DEBT

BANK: U.S.-BASED. In August 1994, the Company signed a $5.0 million financing agreement with its primary bank ("Long-term revolver") to partially finance the Company's facilities construction costs and for other general corporate purposes. The financing agreement was for a ten-year revolving term loan with quarterly payments equal to 1% of the stated principal amount of the facility. The interest rate was the lender's prime rate (8.50% at January 3, 1998) and was payable quarterly with an unused fee of 0.5% per annum. The financing agreement additionally allowed for interest to be calculated at the London Interbank Offered Rate ("LIBOR") (5.82% at January 3, 1998), plus 1.25%. The amount outstanding under this facility was $4.35 million at the end of fiscal year 1997. The Company paid the Long-term revolver in full in January 1998 from available cash on hand, therefore the funds outstanding under the facility were classified as short-term debt as of January 3, 1998. In May 1997, the Company extended the maturity date of its short-term revolving credit facility with its primary bank ("U.S. short-term revolver"). In June 1997, the Company renewed the U.S. short-term revolver and amended it to increase the funds available under the facility to $40 million, an increase of $10 million over the previous facility, not subject to any borrowing base calculation. The facility was also amended to eliminate Japanese Yen currency borrowings and replace them with a stand-by letter of credit for 540 million Japanese Yen (approximately $4.8 million) as collateral for Company borrowings from any Japan-based bank. In June 1998, the Company renewed the U.S. short-term revolver for one year and amended the interest rate the Company pays on LIBOR based borrowings. All borrowings under the U.S. short-term revolver accrue interest at the bank's prime rate less 0.5% or LIBOR plus 1.00% (LIBOR plus 1.25% prior to June 29, 1998) and is collateralized by substantially all the Company's assets and requires the maintenance of specific levels of net worth, quarterly income, working capital and financial ratios. There were no borrowings under the U.S. short-term revolver as of fiscal year end 1998 or 1997. Interest expense under these credit facilities was $5,630, $835,275 and $1,077,713 for fiscal years 1998, 1997 and 1996, respectively. At fiscal year-end 1998, 1997 and 1996, the Company had outstanding letters of credit of approximately $3,200,000, $1,225,000 and $2,695,000, respectively, to vendors for the purchase of merchandise.

BANKS: FOREIGN-BASED. Fossil GmbH has short-term credit facilities with two Germany-based banks with combined borrowing capacity of 5,000,000 deutsche marks (approximately $3.0 million as of fiscal year-end 1998). No borrowings were outstanding under the combined credit facilities at the end of fiscal 1998 or 1997. Outstanding borrowings under the facilities bear interest at approximately 6% and are collateralized by substantially all of Fossil GmbH's assets. During August 1997, Fossil Japan restructured its short-term credit facility with a Japan-based bank allowing borrowings of up to 540 million Japanese Yen. All outstanding borrowings under the facility bore interest at the Euroyen rate (1.02% at January 2, 1999) plus 1.8%. In connection with the financing agreement, Fossil Japan agreed to pay an origination fee equal to 0.12% of the amount available under the facility and an unused fee of 0.5% per annum. The facility is collateralized by a stand-by letter of credit issued by the Company's primary U.S. bank. Japan-based borrowings, in U.S. dollars, under the facilities were approximately $4.5 million and $3.5 million as of fiscal year-end 1998 and 1997, respectively. Interest expense under these credit facilities was $83,004, $21,188 and $27,427 for fiscal years 1998, 1997 and 1996, respectively.

                                                      FINANCIAL INFORMATION  47

7. OTHER INCOME (EXPENSE) - NET
       Other income (expense) - net consists of the following:

         FISCAL YEAR                                 1998            1997             1996
         Interest income........................ $ 1,159,862     $   335,528      $  235,098
         Minority interest in subsidiaries......  (1,003,607)       (343,879)       (362,084)
         Currency loss..........................    (427,240)       (732,614)       (308,249)
         Legal settlements......................    (266,586)       (661,365)         50,000
         Royalty income.........................      44,799         106,100               -
         Duty drawback .........................           -               -         321,836
         Insurance proceeds above book value ...      93,345               -         101,814
         Loss on sale of fixed assets...........     (83,888)              -               -
         Other income (expense).................      53,383        (206,576)       (166,034)
                                                 -------------------------------------------
                                                 $  (429,932)    $(1,502,806)     $ (127,619)
                                                 -------------------------------------------

8. INCOME TAXES

Deferred income tax benefits reflect the net tax effects of deductible temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's net deferred tax benefits, consist of the following:

         FISCAL YEAR END                                                 1998            1997
         Deferred tax assets:
            Bad debt allowance....................................   $ 2,193,068     $ 1,514,158
            Returns allowance.....................................     4,283,415       3,359,383
            263(A) capitalization of inventory....................       503,438         418,355
            Miscellaneous tax asset items.........................     1,005,850       1,033,373
         Deferred tax liabilities:
           In-transit returns inventory...........................    (2,330,769)     (1,821,520)
                                                                     ---------------------------
         Net current deferred tax benefits........................   $ 5,655,002     $ 4,503,749
                                                                     ---------------------------

Management believes that no valuation allowance against net deferred tax benefits is necessary. The resulting provision for income taxes consists of the following:

         FISCAL YEAR                                  1998              1997            1996
         Current provision:
           United States......................   $ 11,773,253       $ 9,026,405      $ 6,776,925
           Foreign............................     11,946,000         5,020,000        3,048,000
         Deferred provision - United States...     (1,151,253)         (837,405)        (375,925)
                                                 -----------------------------------------------
         Provision for income taxes...........   $ 22,568,000       $13,209,000      $ 9,449,000
                                                 -----------------------------------------------

48  FINANCIAL INFORMATION

A reconciliation of income tax computed at the u.s. Federal statutory income tax rate of 35% to the provision for income taxes is as follows:

         FISCAL YEAR                                 1998              1997              1996
         Tax at statutory rate................   $ 19,155,139       $11,252,887      $ 8,064,037
         State, net of federal tax benefit....        363,779           378,005          194,312
         Other................................      3,049,082         1,578,108        1,190,651
                                                 -----------------------------------------------
         Provision for income taxes...........   $ 22,568,000       $13,209,000      $ 9,449,000
                                                 -----------------------------------------------

Deferred U.S. federal income taxes are not provided on certain undistributed earnings of foreign subsidiaries as management plans to continue reinvesting these earnings outside the United States. Determination of such tax amounts is not practical because potential offset by U.S. foreign tax credits would be available under various assumptions involving the tax calculation.

9. COMMITMENTS

LICENSE AGREEMENTS. The Company has various license agreements to market watches bearing certain trademarks owned by various entities. In accordance with these agreements, the Company incurred royalty expense of $3,520,743, $1,703,245 and $1,365,579 in fiscal years 1998, 1997 and 1996, respectively.
These amounts are included in the Company's cost of sales and selling expenses. The Company has several agreements in effect at the end of fiscal year 1998 which expire on various dates from January 1999 and require the Company to pay royalties ranging from 5% to 15.5% of defined net sales. Future minimum royalty commitments under such license agreements at the close of fiscal year 1998 are as follows:

         1999......................................................  $  3,700,000
         2000......................................................             -
         2001......................................................        10,000
                                                                     ------------
                                                                     $  3,710,000
                                                                     ------------

LEASES. The Company leases its retail and outlet store facilities as well as certain of its office facilities and equipment under non-cancelable operating leases. Most of the retail store leases provide for contingent rental based on operating results and require the payment of taxes, insurance and other costs applicable to the property. Generally, these leases include renewal options for various periods at stipulated rates. Rent expense under these agreements was $5,118,310, $4,387,821 and $3,698,981 for fiscal years 1998,
1997 and 1996, respectively. Contingent rent expense has been minimal in each of the last three fiscal years. Future minimum rental commitments under such leases at the close of fiscal year 1998, are as follows:

         1999......................................................   $ 4,993,795
         2000......................................................     4,241,915
         2001......................................................     3,225,614
         2002......................................................     2,727,764
         2003......................................................     2,095,377
         Thereafter................................................     5,544,223
                                                                      -----------
                                                                      $22,828,688
                                                                      -----------

                                                       FINANCIAL INFORMATION  49

10. STOCKHOLDERS' EQUITY AND BENEFIT PLANS

COMMON AND PREFERRED STOCK. On March 4, 1998, the Board of Directors declared a three-for-two stock split of the Company's Common Stock to be effected in the form of a stock dividend payable on April 8, 1998 to stockholders of record on March 25, 1998. Retroactive effect has been given to the stock split in all share and per share data in the accompanying financial statements.

The Company has 50,000,000 shares of authorized Common Stock, with 20,932,091 and 20,308,503 shares issued and outstanding at the close of fiscal year-end 1998 and 1997, respectively. The Company has 1,000,000 shares of authorized $0.01 par value preferred stock with none issued or outstanding. Rights, preferences and other terms of preferred stock will be determined by the Board of Directors at the time of issuance.

TREASURY STOCK. On September 18, 1998, the Company's Board of Directors authorized management to repurchase up to 500,000 shares of the Company's Common Stock in the open market or privately negotiated transactions (the "Repurchase Program"). During fiscal year 1998, the Company repurchased 188,500 shares of treasury stock under the Repurchase Program at a cost of $2,647,272. During fiscal year 1998, 84,821 shares of treasury stock were reissued in connection with the Company's 1993 Long-Term Incentive Stock Option Plan ("Incentive Plan").

SAVINGS PLAN. The Company has a savings plan in the form of a defined contribution plan (the "401(k) plan") for substantially all full-time employees of the Company. Employees are eligible to participate in the 401(k) plan after one year of service. The Company matches 50% of employee contributions up to 3% of their compensation and 25% of the employee contributions between 3% and 6% of their compensation. The Company also has the right to make certain additional matching contributions not to exceed 15% of employee compensation. The Company's Common Stock is one of several investment alternatives available under the 401(k) plan. Matching contributions made by the Company to the 401(k) plan totaled $197,501, $156,575 and $129,035 for fiscal years 1998, 1997 and 1996, respectively.

LONG-TERM INCENTIVE PLAN. An aggregate of 1,725,000 shares of Common Stock were reserved for issuance pursuant to the Incentive Plan, adopted April 1993. An additional 900,000 shares were reserved in each of 1995 and 1998 for issuance under the Incentive Plan. Designated employees of the Company, including officers and directors, are eligible to receive (i) stock options,
(ii) stock appreciation rights, (iii) restricted or nonrestricted stock awards, (iv) cash awards or (v) any combination of the foregoing. The Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). Each option issued under the Incentive Plan terminates at the time designated by the Compensation Committee, not to exceed ten years. The current options outstanding predominately vest over a period ranging from three to five years and were priced at not less than estimated fair market value of the Company's Common Stock at the date of grant. Effective January 10, 1996, the Company offered the participants under the Incentive Plan the opportunity to exchange any outstanding stock option grants with an exercise price of $10.33 or above for a pro-rata number of options at a $6.67 exercise price. The pro-rata number of options offered in exchange was equivalent to the total number of options outstanding for each grant exchanged multiplied by the percentage figure calculated by dividing $6.67 by the optionees's previous exercise price. A total of 366,487 options with exercise prices ranging from $10.33 to $19.00 were canceled in exchange for 196,191 options with an exercise price of $6.67. The weighted average fair value of the stock options granted during fiscal years 1998, 1997 and 1996 was $9.40, $5.36 and $3.29, respectively.

50  FINANCIAL INFORMATION

NONEMPLOYEE DIRECTOR STOCK OPTION PLAN. An aggregate of 150,000 shares of Common Stock were reserved for issuance pursuant to this nonqualified stock option plan, adopted April 1993. During the first year an individual waselected as a nonemployee director of the Company, they received a grant of 7,500 nonqualified stock options. In addition, on the first day of each subsequent calendar year, each nonemployee director automatically received a grant of an additional 4,500 nonqualified stock options. Effective January 1, 1999, grants of options under the Plan were reduced for nonemployee directors to 5,000 nonqualified stock option in their first year of service and 3,000 nonqualified stock options in each subsequent year as long as the person is serving as a nonemployee director. Pursuant to this plan, 50% of the options granted will become exercisable on the first anniversary of the date of grant and in two additional installments of 25% on the second and third anniversaries. The exercise prices of options granted under this plan were not less than the fair market value of the Common Stock at the date of grant. The weighted average fair value of the stock options granted during fiscal years 1998, 1997 and 1996 was $17.89, $7.95 and $3.45, respectively.

The fair value of options granted under the Company's stock option plans during fiscal years 1998, 1997 and 1996 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield, expected volatility of approximately 63% to 65%, risk free interest rate of 4.75% to 6.11%, and expected life of 5 to 6 years. The following tables summarize the Company's stock option activity:

INCENTIVE PLAN

                                                  weighted                       weighted
                                                   average                        average
                                exercise          exercise                       exercise
                                 price              price                          price         available
                               per share          per share      outstanding     per share        for grant
                               ---------          ---------      -----------     ---------        ---------
Balance, Fiscal 1995 .....  $ 5.00  -$19.00        $ 9.262        1,094,912        $ 9.475        1,444,838
     Granted..............  $ 4.417 -$10.583       $ 5.323          828,291              -         (828,291)
     Exercised............  $ 5.00  -$ 9.083       $ 6.676          (15,992)             -                -
     Canceled.............  $ 4.417 -$19.00        $11.594         (450,311)             -          450,311
     Exercisable..........                 -             -                -              -                -
                            -------------------------------------------------------------------------------

Balance, Fiscal 1996......  $ 4.417 -$17.167       $ 6.521        1,456,900        $ 6.953        1,066,858
     Granted..............  $ 8.334 -$16.792       $ 8.651          506,588              -         (506,588)
     Exercised............  $ 4.417 -$11.917       $ 6.344         (243,971)             -                -
     Canceled.............  $ 4.417 -$14.75        $ 7.842          (54,758)             -           54,758
     Exercisable..........  $ 4.417 -$19.00              -                -              -                -
                            -------------------------------------------------------------------------------

Balance, Fiscal 1997 .....  $ 4.417 -$19.00        $ 7.173        1,664,759        $ 6.975          615,028
     Additional options
       available for grant                 -             -                -              -          900,000
     Granted..............  $ 13.00 -$29.75        $15.117          422,307              -         (422,307)
     Exercised............  $ 4.417 -$12.917       $ 7.051         (493,409)             -                -
     Canceled.............  $ 4.417 -$22.25        $11.263          (51,133)             -           51,133
     Exercisable..........  $ 4.417 -$19.00              -               -               -                -
                            -------------------------------------------------------------------------------

Balance, Fiscal 1998......  $ 4.417 -$29.75        $ 9.280        1,542,524        $ 7.150        1,143,854
                            -------------------------------------------------------------------------------

There were 760,301, 876,180 and 618,381 options available for exercise under the Incentive Plan at fiscal year end 1998, 1997 and 1996, respectively.

                                                      FINANCIAL INFORMATION  51

NONEMPLOYEE DIRECTOR PLAN

                                              weighted                weighted
                                               average                 average
                                exercise      exercise                exercise
                                  price         price                   price     available
                               per share      per share  outstanding  per share   for grant
                               ---------      ---------  -----------  ---------   ---------
Balance, Fiscal 1995......   $5.00 -$12.667    $ 8.548      57,000     $ 7.191     93,000
     Granted..............   $5.583            $ 5.583      18,000           -    (18,000)
     Exercisable..........   $5.00 -$12.667          -           -           -          -
                             ------------------------------------------------------------

Balance, Fiscal 1996......   $5.00 -$12.667    $ 7.837      75,000     $ 7.945     75,000
     Granted..............   $9.00 -$16.667    $12.833      27,000           -    (27,000)
     Exercised............   $5.583-$11.417    $ 9.750      (7,875)          -          -
     Canceled.............   $5.583-$11.417    $ 8.235      (4,125)          -      4,125
     Exercisable..........   $5.00 -$12.667          -           -           -          -
                             ------------------------------------------------------------

Balance, Fiscal 1997......   $5.00 -$16.667    $ 9.150      90,000     $ 7.818     52,125
     Granted..............   $28.75            $28.750       9,000           -     (9,000)
     Exercisable..........   $5.00 -$16.667          -           -           -          -
                             ------------------------------------------------------------

Balance, Fiscal 1998......   $5.00 -$ 28.75    $10.932      99,000     $ 8.521     43,125
                             ------------------------------------------------------------

There were 79,875, 66,375 and 43,125 options available for exercise under the Nonemployee Director Plan at fiscal year end 1998, 1997 and 1996, respectively.

Additional weighted average information for options outstanding and exercisable as of fiscal year end 1998:

                                                       options outstanding    options exercisable
                                                       -------------------    -------------------
                                                      weighted   weighted               weighted
                                                       average    average               average
                             range of                 exercise   remaining              exercise
                             exercise       number      price   contractual   number     price
                              prices      of shares   per share     life     of shares  per share
                              ------      ---------   ---------     ----     ---------  ---------
Long-Term
Incentive Plan:......... $ 4.417-$ 8.50    895,662     $ 6.544   7.2 years    546,492    $ 6.253
                         $ 8.51 -$29.75    646,862     $13.067   8.1 years    213,809    $ 9.442
Nonemployee
Director Plan:.......... $ 5.00 -$ 8.50     36,000     $ 5.219   5.3 years     36,000    $ 5.219
                         $ 8.51 -$28.75     63,000     $14.196   7.4 years     43.875    $11.231

52  FINANCIAL INFORMATION

The Company applies Accounting Principles Board Opinion No.25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost (generally measured as the excess, if any, of the quoted market price of the Common Stock at the date of the grant over the amount an employee must pay to acquire the Common Stock) has been recognized for the Company's stock option plans. SFAS No. 123, "Accounting for Stock-Based Compensation, "issued by the Financial Accounting Standards Board in 1995, prescribed a method to record compensation cost for stock-based employee compensation plans at fair value. Pro forma disclosures as if the Company had adopted the cost recognition requirements under SFAS No. 123 in fiscal years 1998, 1997 and 1996 are presented below. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

FISCAL YEAR                                         1998               1997             1996
Net income:
     As reported............................. $     32,160,969     $ 18,942,107     $ 13,591,107
     Pro forma............................... $     30,047,917     $ 17,177,727     $ 12,254,598
Basic earnings per share:
     As reported............................. $           1.55     $       0.94     $       0.69
     Pro forma............................... $           1.45     $       0.85     $       0.62
Diluted earnings per share:
     As reported............................. $           1.48     $       0.91     $       0.68
     Pro forma............................... $           1.38     $       0.82     $       0.61

11. COMPREHENSIVE INCOME

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The components of other comprehensive income for fiscal years 1998, 1997 and 1996 consist of the following:

Balance, January 1, 1995..........................    $     193,981
 Currency translation adjustment..................         (839,914)
                                                      -------------
Balance, December 31, 1996........................         (645,933)
 Currency translation adjustment..................       (1,572,600)
                                                      -------------
Balance, January 3, 1998..........................       (2,218,533)
 Currency translation adjustment..................        1,181,352
                                                      -------------
Balance, January 2, 1999..........................    $  (1,037,181)
                                                      -------------

                                                      FINANCIAL INFORMATION  53

12. SUPPLEMENTAL CASH FLOW INFORMATION

The following is provided as supplemental information to the consolidated statements of cash flows:

     FISCAL YEAR                                          1998            1997          1996
     Cash paid during the year for:
         Interest.................................  $       81,908     $   923,635  $  1,117,107
         Income taxes.............................      18,388,246      10,641,735    11,614,532
     Acquisition of minority interest in
       subsidiary in exchange for common
       stock......................................               -       1,237,052             -
     Reduction in income tax payable resulting
       from exercise of employee stock options....       1,495,000         464,000             -

13. SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION

Customers of the Company consist principally of major department stores and specialty retailers located throughout the United States. The most significant customers, individually or considered as a group under common ownership, which accounted for over 10% of net sales for the periods presented, were as follows:

     FISCAL YEAR                                         1998             1997          1996
     Customer A........................................   10%              11%           11%
     Customer B........................................    9%               9%           10%

The Company's majority owned facilities operate primarily in four geographic regions. The Company operates in a single industry, as a designer, developer, marketer and distributor of fashion watches and other accessories, except in the United States where the Company has an additional reportable segment:
Company Stores. Company Stores consist of outlet and mall-based retail stores selling the Company's product direct to the consumer. Specific information related the Company's reportable segments and geographic areas are contained in the following table. Intercompany sales of products between geographic areas are referred to as intergeographic items. These intercompany sales primarily consist of product sales from the Far East into the u.s. and European operations which are priced at cost plus a 5%-8% trade agent commission.

54  FINANCIAL INFORMATION

FISCAL YEAR END 1998                                   NET SALES    OPERATING INCOME   LONG-LIVED ASSETS   TOTAL ASSETS
     United States - exclusive of Company Stores...  $ 213,959,462    $ 23,757,392        $17,849,365      $124,132,894
     Stores........................................     26,116,514       1,178,696          5,359,602        14,940,541
     Europe........................................     62,568,178      10,148,534          2,028,024        31,756,226
     Far East......................................    126,292,290      21,032,467          2,361,287        18,245,468
     Japan.........................................      7,667,348        (747,516)           146,078         5,002,713
     Intergeographic items.........................   (131,860,367)              -                  -                 -
                                                     ------------------------------------------------------------------
     Consolidated..................................  $ 304,743,425    $ 55,369,573        $27,744,356      $194,077,842
                                                     ------------------------------------------------------------------

FISCAL YEAR END  1997                                  NET SALES    OPERATING INCOME   LONG-LIVED ASSETS   TOTAL ASSETS
     United States - exclusive of Company Stores...  $ 169,554,476    $ 18,844,130        $16,836,120      $ 81,816,784
     Stores........................................     20,036,131       1,557,988          4,721,960        13,940,707
     Europe........................................     46,032,760       2,552,650          1,965,430        24,743,975
     Far East......................................     89,214,060      12,369,973          2,260,976        14,333,258
     Japan.........................................      9,613,533        (714,646)           126,106         4,735,166
     Intergeographic items.........................    (89,653,428)              -                 -                  -
                                                     ------------------------------------------------------------------
     Consolidated..................................  $ 244,797,532    $ 34,610,095        $25,910,592      $139,569,890
                                                     ------------------------------------------------------------------

FISCAL YEAR END 1996                                   NET SALES    OPERATING INCOME   LONG-LIVED ASSETS   TOTAL ASSETS
     United States - exclusive of Company Stores...  $ 144,261,483    $ 16,687,274        $12,490,119      $ 67,694,188
     Stores........................................     13,897,787       1,054,437          3,885,803        10,608,153
     Europe........................................     45,926,815       1,781,220          2,650,722        27,842,878
     Far East......................................     66,270,186       5,008,243          2,239,817         8,335,684
     Japan.........................................      6,266,671        (158,215)            85,709         4,497,166
     Intergeographic items.........................    (70,723,680)              -                  -                 -
                                                     ------------------------------------------------------------------
     Consolidated..................................  $ 205,899,262    $ 24,372,959        $21,352,170      $118,978,069
                                                     ------------------------------------------------------------------

COPORATE INFORMATION

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

Kosta N. Kartsotis                  Mark D. Quick                          Alan J. Gold
President,                          Executive Vice President               Director
Chief Operating Officer
and Director

Michael W. Barnes                   T.R.Tunnell                            Donald J. Stone
Executive  Vice President           Senior Vice President, Development     Director
and Director                        Chief Legal Officer and Secretary

Richard H. Gundy                    Jal S. Shroff
Executive Vice President            Managing Director-
                                    Fossil East and Director

CORPORATE INFORMATION

Transfer Agent and Registrar        Independent Auditors                   Corporate Counsel

Chase Mellon Shareholder            Deloitte & Touche LLP                  Jenkens & Gilchrist
  Services LLC                      2200 Ross Avenue                       1445 Ross Avenue
Overpeck Centre                     Dallas, TX 75201                       Dallas, TX 75202
85 Challenger Road
Ridgefield Park, NJ 07760

INTERNET WEB SITE

The Company maintains a web site at the worldwide internet address of www.fossil.com. Certain product, event, press release and collector club information concerning the Company is available at the site.

STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders will be held on Wednesday, May 26, 1999, at 4:00 pm at the Company's headquarters, 2280 N. Greenville Ave., Richardson, Texas.

COMPANY INFORMATION

A copy of the Company's Annual Report on Form 10-k and the Annual Report to Stockholders, as filed with the Securities and Exchange Commission, in addition to other Company information, is available to stockholders without charge upon written request to Fossil, Investor Relations, 2280 N. Greenville Ave., Richardson, Texas 75082-4412.