Form 10-K, Exhibit 13
period 2000-01-01
FOSSIL INC
filed 2000-03-31
CIK 883569

FOSSIL 1999 ANNUAL REPORT

COMPANY PROFILE ...................................................4
FINANCIAL HIGHLIGHTS...............................................5
LETTER TO THE STOCKHOLDERS.........................................6
COMPANY OVERVIEW...................................................8
MANAGEMENT'S DISCUSSION
AND ANALYSIS......................................................11
FINANCIAL INFORMATION.............................................26
CORPORATE INFORMATION.............................................44

                                [Graphic Images]

                                [Graphic Images]

COMPANY PROFILE

Fossil is a design, development, marketing and distribution company that specializes in consumer products predicated on fashion and value. The Company's principle offerings include an extensive line of fashion watches sold under the FOSSIL and RELIC brands as well as complementary lines of small leather goods, belts, handbags and sunglasses. The Company's products are sold in department stores and specialty retail stores in over 85 countries around the world, in addition to the Company's e-commerce website at www.Fossil.com.

The Company differentiates its products from those of its competitors principally through innovations in fashion details, including variations in the treatment of watch dials, crystals, cases, straps and bracelets for the Company's watches and innovative treatments and details in its other accessories. An in-house creative services team coordinates product design, packaging, advertising and in-store presentations to more effectively and cohesively communicate to its target markets the themes and images associated with its brands. Brand name development is further enhanced through Company-owned stores as well as the Company's website.

Utilizing several majority-owned watch assembly facilities and centralized distribution points enables the Company to reduce its inventory risk, increase flexibility in meeting the delivery requirements of its customers and maintain significant cost advantages compared to its competitors. To further leverage the Company's infrastructure, including design, development and production expertise, the Company has entered into license agreements to manufacture, market and sell watches bearing internationally recognized brands of other companies as well as design and develop private label products for some of the most distinguished companies in the world.



                                        OPERATING
   NET SALES  [GRAPH]                     INCOME         [GRAPH]
(in Millions of Dollars)                (in Millions of Dollars)

   NET INCOME [GRAPH]                  STOCKHOLDERS'
                                           EQUITY        [GRAPH]
(in Millions of Dollars)                (in Millions of Dollars)


FINANCIAL HIGHLIGHTS

FISCAL YEAR                                               1999               1998             1997          1996       1995
IN THOUSANDS, EXCEPT PER SHARE DATA
Net sales ...........................................   $418,762          $304,743          $244,798   $  205,899   $ 181,114
Gross profit ........................................    212,887           150,504           117,528       98,038      82,900
Operating income ....................................     87,449            55,370            34,610       24,373      20,463
Income before income taxes ..........................     87,841            54,729            32,151       23,040      20,142
Net income ..........................................     51,826            32,161            18,942       13,591      12,057
Basic earnings per share (1) ........................       1.63              1.04              0.63         0.46        0.41
Diluted earnings per share (1) ......................       1.55              0.99              0.61         0.45        0.40

Weighted average common shares outstanding:
    Basic shares (1) ................................     31,900            31,054            30,203       29,675      29,642
    Diluted shares (1) ..............................     33,428            32,586            31,250       30,101      29,910

Working capital .....................................   $155,198          $109,040          $ 70,603    $  59,861    $ 49,251
Total assets ........................................    269,364           194,078           139,570      118,978      96,994
Long-term debt ......................................         --                --                --        4,350       4,811
Stockholders' equity ................................    191,197           134,919            95,263       74,568      61,269
Return on average stockholders' equity ..............      32.2%             29.3%             23.1%        20.3%       22.0%


(1) All share and per share data has been adjusted to reflect a three-for-two stock split effected in the form of a stock dividend paid August 17,1999.

STOCK INFORMATION

Fossil's common stock prices are published daily in The Wall Street Journal and other publications under the Nasdaq National Market Listing. The stock is traded under the ticker symbol "FOSL." The following are the high and low sale prices of the Company's stock per the Nasdaq National Market. All share data has been adjusted to reflect the three-for-two stock splits effected in the form of a stock dividend paid on April 8, 1998 and August 17, 1999. Stock prices have been adjusted in certain cases to the nearest traded amount.

                                 1999                     1998
                          High          Low        High          Low
First quarter.......  $  23.667    $  17.833   $  14.444    $   9.667
Second quarter......     33.583       17.250      18.250       11.917
Third quarter.......     36.583       26.333      18.000        8.667
Fourth quarter......     30.625       18.750      20.417        8.667

LETTER TO THE STOCKHOLDERS

FOSSIL management is pleased to have delivered a solid financial performance in 1999 having once again achieved record levels of sales and earnings.

Now our focus is squarely on the future and how the Company is positioned to address the challenges ahead. Our focus for the future includes:

-    Capitalizing on the fact that markets are becoming increasingly global.
-    Continuing to expand within existing distribution channels.
- Maximizing both commercial and operating benefits brought on by the advancement of the Internet.
- Positioning our brands to attract an increasingly influential younger consumer while still appealing to a wider customer base.
- Building and retaining a strong management team that will enable us to effectively respond to these challenges.

The following more specifically outlines each of the above mentioned focuses.

GLOBAL MARKETS

FOSSIL has continued to impact international markets by establishing sales and distribution points throughout the world. Our global infrastructure includes wholly owned subsidiaries, joint venture partnerships and third party distribution relationships that cover more than 85 countries. Our global business is profitable and has a tremendous opportunity for further expansion.

CHANNELS OF DISTRIBUTION

Our Company has the advantage of operating across several unique distribution channels that can grow independently of each other.

Domestically, the FOSSIL brand has established itself as a leading brand name in the accessory departments of major department stores. The power of the FOSSIL brand and our ability to attract a young, hip customer has also enabled us to increase our market presence within specialty stores and watch-specific retailers. In addition, our expansion of company-owned FOSSIL Stores will continue to serve as showcases for our brand and products while at the same time, continuing to drive revenue and earnings.

Sales of RELIC brand watches grew in excess of 80% last year. There is tremendous room for future growth as RELIC watches continue to turn faster at retail than competitors in the national and chain department store channel of distribution. Retailers are expanding the importance of RELIC within their watch assortments and are open to the expansion of the brand into other non-watch categories.

The mass-market channel of distribution also represents an opportunity for the Company through a strategic alliance with Seiko Instruments America, Inc.

INTERNET

The Company's product lines are a natural fit for commerce over the Internet. We established FOSSIL.COM five years ago and were one of the first retailers selling product over AOL's shopping channel. Today our presence on the web has grown to include alliances with several portals and affiliate sites drawing three million unique visitors to our site during 1999. This year we are also launching our own business-to-business site that will offer broader and more timely service to smaller specialty stores that do not yet have all the electronic capabilities of their department store counterparts. Our next challenge is to develop communication lines utilizing the web to tie our suppliers into our Company in order to reduce inventory lead times and dollars invested in inventory at any point in time.

TARGET AUDIENCE

Today's young consumers are influencing the marketplace to a magnitude that has not been experienced previously. Many companies rush to market with products that appeal to these consumers only to discover that what is "in" today is "out" tomorrow. Our Company has been successful in attracting this younger consumer--while still managing to appeal to a much wider customer base, both male and female. We have accomplished this by becoming a true "Left Brain/Right Brain" company. We believe our creative design and product development groups (Left Brain) are unparalleled in our industry. We have also developed sophisticated internal systems that enable us to rapidly track and adjust to changes in consumer preferences (Right Brain). This combination of art and science creates a strategic advantage that keeps our products in the mainstream of consumer preferences and our inventory levels (plus markdown exposure) under control.

MANAGEMENT TEAM

The majority of our management team has a retail background. They have lived through and adapted to the constant change inherent in retail businesses. Over the past seven years as a public company, our management team has demonstrated a consistent ability to respond to the demands of a dynamic marketplace. This team has implemented systems and built a Company that has grown stronger each quarter, both financially and from an infrastructure perspective. They have developed Company-owned brands that have consistently increased in recognition and have significant momentum as we enter the new decade. It is important to remember that FOSSIL's growth has come almost entirely through internal growth as opposed to growth by acquisition.

In closing, we'd like to thank our dedicated employees all over the world for the hard work and ingenuity that they demonstrate every day in building this Company. We hope that you, as our stockholders, are pleased with the financial performance that has been delivered in 1999 and are as excited as we are about the significant opportunities that lie ahead for this Company.

Sincerely,




/s/ Tom Kartsotis                           /s/ Kosta Kartsotis

Tom Kartsotis                               Kosta Kartsotis
Chairman of the Board                       President

COMPANY OVERVIEW


The Company's long-term goal is to capitalize on the strength of the growing consumer recognition of the FOSSIL and RELIC brands and to capture an increasing share of a growing number of markets by providing consumers with fashionable, high quality, value-driven products. The FOSSIL brand continued to be one of the leading fashion watch brands in 1999, while continuing to gain momentum in sales of non-watch products and increase brand presence globally.

FOSSIL PRODUCTS
WATCHES: The FOSSIL brand continued to build market share in department stores in 1999. New product introductions under the Company's three core watch lines, FOSSIL BLUE, FOSSIL STEEL and F2, represented the majority of the Company's FOSSIL brand watch sales. The introduction of FOSSIL BIG TIC in the fall of 1998 was highly successful and contributed positively to sales growth throughout 1999. The Company recently introduced new products featuring titanium and aluminum, as well as watches incorporating digital technology.

LEATHERS: The leather division continued to exhibit strong sales and earnings growth in 1999 with significant increases in sales across nearly all of the FOSSIL brand leather product lines. Handbags continued to increase market share in 1999 further enhancing the visibility and sales of other accessory categories. Strong growth should continue in the leather product category during 2000.

SUNGLASSES/OPTICAL FRAMES/LICENSED PRODUCTS: FOSSIL sunwear continued to show double-digit growth in 1999 as a result of the wider breadth of price points and design changes introduced in 1997. The overall success of the division was spurred by significant growth in optical and specialty stores such as Lenscrafters and Sunglass Hut. The Company also introduced FOSSIL brand optical frames to optical stores in the United States during 1999 under a license agreement with the Safilo Group. The Company continues to test new products bearing the FOSSIL mark by utilizing license agreements with select partners. The Company is careful to limit the size and penetration of these product categories to be sure that the products are consistent with the brand image and desirable to end consumers. The Company will continue to evaluate additional license arrangements as a mechanism for product expansion as suitable products and partners are identified.

APPAREL: In 2000, the Company announced plans to introduce a line of FOSSIL brand apparel products. The apparel line will consist of casual wear and jeans wear and will be available at approximately 12 new FOSSIL retail stores opening in the third quarter of 2000.

RELIC PRODUCTS: RELIC brand watches continued to gain momentum in leading national and regional chain department stores nearly doubling its sales volumes over 1998. New RELIC visual presentations, fixtures and logo designs first introduced in 1998 have assisted in increasing brand name recognition allowing the Company to begin extending the RELIC brand to other accessory categories, including handbags, small leather goods and men's and women's belts.

INTERNATIONAL SALES: Increasing demand for FOSSIL products worldwide, coupled with the expansion of the EMPORIO ARMANI licensed line of watches, helped broaden the Company's business tremendously across the globe. The FOSSIL brand is available in over 85 countries around the world through the Company's subsidiary operations, joint ventures and network of approximately 52 independent distributors. International distribution will continue to offer excellent growth opportunities for the Company in 2000.

LICENSED BRANDS: The Company has a worldwide, multi-year licensing agreement with Giorgio Armani for EMPORIO ARMANI OROLOGI, a line of watches featuring distinctive interpretations of retro and modern design. Available in Emporio Armani Boutiques, better department stores, specialty stores and select jewelry stores, the line continues to grow in sales and distribution worldwide. The Company also entered into worldwide, multi-year licensing agreements in 1999 to manufacture, market and distribute fashion watches under the DKNY and DIESEL brand names. The DKNY watch line was introduced in early 2000, with the DIESEL launch scheduled for mid-year 2000.

FOSSIL STORES: The Company operated 17 retail stores at the end of 1999, adding eight new locations during the year, including the Company's first retail store in New York City. The FOSSIL stores continue to provide an exciting and profitable format in which to display the Company's increasing product assortments and to convey the FOSSIL brand image. The Company plans on opening approximately 12 larger format retail stores in 2000 to accommodate the launch of FOSSIL brand apparel. The Company also operated 33 outlet stores coast-to-coast at the end of 1999. These stores allow the Company to control the timely liquidation of discontinued styles while maintaining the integrity of the FOSSIL brand.

PRIVATE LABEL AND PREMIUMS: In addition to building its own brand, the Company also designs and manufactures private label products for some of the most prestigious companies in the world, including national retailers, entertainment companies and theme restaurants. The Company continues to expand its core private label watch business as well as integrate other product categories such as leather goods and eyewear. The Company's premium/incentive division utilizes its sourcing, design, and development expertise to translate many corporate themes, events, or promotions into a comprehensive custom product program.

                       [Graphics of Fossil Retail Store]

     MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Company is a leader in the design, development, marketing and distribution of contemporary, high quality fashion watches and accessories. The FOSSIL brand name was developed by the Company to convey a distinctive fashion, quality and value message and a brand image reminiscent of "America in the 1950s" that suggests a time of fun, fashion and humor. Since its inception in 1984, the Company has grown from its original flagship FOSSIL watch product into a Company offering a diversified range of accessories. The Company's current product offerings include an extensive line of fashion watches sold under its FOSSIL and RELIC brands as well as complementary lines of small leather goods, belts, handbags and sunglasses. In addition to developing its own brands, the Company leverages its development and production expertise by designing and manufacturing private label and licensed products for some of the most prestigious companies in the world, including national retailers, entertainment companies and fashion designers.

     The Company's products are sold to department stores and specialty retail stores in over 85 countries worldwide through Company-owned foreign sales subsidiaries and through a network of approximately 52 independent distributors. The Company's foreign operations include a presence in Asia, Australia, Canada, the Caribbean, Europe, Central and South America and the Middle East. In addition, the Company's products are offered at Company-owned retail locations throughout the United States and in independently-owned, authorized FOSSIL retail stores and kiosks located in several major airports, on cruise ships and in certain international markets. The Company's successful expansion of its product lines and leveraging of its infrastructure has contributed to its increasing net sales and operating profits.

     COMPANY HIGHLIGHTS

     OVERALL

- Net sales and operating income have grown at an average compounded growth rate of in excess of 30% and 58%, respectively, for the last two fiscal years and 21% and 27%, respectively, over the last five fiscal years.
- For the past 14 consecutive fiscal quarters ended January 1, 2000, the Company has achieved increases in net income of not less than 26% and averaging 55% in comparison to the previous year's comparable period.
- The Company declared a three-for-two stock split of the Company's $0.01 par-value common stock ("Common Stock") effected in the form of a 50% stock dividend during each of the past two fiscal years.
- A secondary offering of 2,302,500 shares of the Company's Common Stock was completed mid-year 1998, in which the Company sold 215,000 shares.
- The Company's Common Stock was added to the Standard & Poor's Small Cap 600 Index during June 1999.
- Effective September 1999, the Company acquired certain assets of its distributor in the United Kingdom, leaving the Company as the sole distributor of its products in that region.
- In 1997, the Company acquired the remaining 40% of the capital stock of its distribution company covering Italy and the remaining 35% of the capital stock of one of the Company's three main watch assembly factories.

     PRODUCTS

- The Company continued to introduce new products under its three principal watch lines consisting of FOSSIL BLUE (a line of mainly metal-bracelet, water resistant sport watches), FOSSIL STEEL (a line of stainless steel watches) and F2 (ladies metal-bracelet watches). These three watch lines continue to represent the majority of FOSSIL brand watch sales.
- FOSSIL BIG TIC, a revolutionary part analog, part digital watch that highlights the seconds on a backlite digital display was introduced on a test basis late in 1998. This line was extremely well received at retail and contributed positively to sales growth throughout 1999.
- The Company has continued to design and introduce new watch products utilizing various technologies and metal treatments to stay abreast of fashions trends. These introductions have included various watches utilizing digital technology as well as watches incorporating titanium and aluminum.

- RELIC brand watches, the Company-owned brand sold in leading national and regional chain department stores and specialty stores, continued to gain momentum in 1999 almost doubling its sales volume over the prior fiscal year. The increasing brand name recognition of RELIC allowed the Company to begin extending the RELC brand into various leather accessory categories in late 1998.
- Net Sales of the Company's Leather products category increased over 40% in 1999 compared to 1998 fueled by significant increases in sales in nearly all of the FOSSIL branded product lines as well as growth stemming from the continued roll-out of RELIC brand goods.
- Sales of FOSSIL brand sunglasses continued to show double-digit growth the past two fiscal years, reflecting positively on the wider breadth of price points and designs the Company introduced into the line during 1997.
- In order to complement the Company's existing line of products and to increase consumer awareness of the FOSSIL brand, the Company has entered into license agreements for other categories of fashion accessories and apparel.

     RETAIL LOCATION EXPANSION
- The Company operated 17 FOSSIL retail stores at the end of 1999, selling principally FOSSIL brand products. The retail stores, generally located in high volume, international destination-type malls, allow the Company to test new product introductions and enhance the FOSSIL brand name. The Company opened eight and three retail stores in 1999 and 1998, respectively.
- The Company has announced plans to open approximately 12 larger format retail stores during the Company's fiscal 2000 third quarter to accommodate the launch of FOSSIL branded apparel. These stores will average 3,500 square feet compared to a current average of 2,300 square feet. The apparel line will consist of casual wear and jeans wear.
- The Company operated 33 FOSSIL outlet stores at the end of 1999. The Company opened an additional five outlet stores in 1999 and one store in 1998.

     LEVERAGING INFRASTRUCTURE
- The Company has entered into various worldwide, multi-year licensing agreements to design, produce and market certain designer brand watches. These agreements include licenses for the EMPORIO ARMANI, DKNY, DONNA KARAN NEW YORK and DIESEL brands. The Company launched EMPORIO ARMANI brand watches in September 1997, and will launch DKNY and DIESEL brand watches worldwide in 2000.
- The Company entered into a joint venture agreement with Seiko Instruments America, Inc. in August 1999, in which the Company acquired a 20% equity interest. The joint venture company ("SMI") is responsible for designing, manufacturing, marketing and distributing watches principally to the mass-market distribution channel. The Company performs product design services for SMI for which it will receive additional revenues through a design services agreement.
- The Company signed a five-year agreement with Eddie Bauer, Inc. appointing the Company as the exclusive supplier of Eddie Bauer watches effective January 1998.

                   [Graphic of FOSSIL products and images]

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated: (i) the percentages of the Company's net sales represented by certain line items from the Company's consolidated statements of income and (ii) the percentage changes in these line items between the years indicated.

                                                  PERCENTAGE                     PERCENTAGE
                                                    CHANGE                         CHANGE
                                                     FROM                           FROM
FISCAL YEAR                          1999            1998            1998           1997          1997
                                    ------          ------          ------         ------        ------
Net sales .......................   100.0%           37.4%          100.0%          24.5%        100.0%
Cost of sales ...................    49.2            33.5            50.6           21.2          52.0
                                    ------                          ------                       ------
Gross profit ....................    50.8            41.4            49.4           28.1          48.0
Operating expenses ..............    29.9            31.9            31.2           14.7          33.9
                                    ------                          ------                       ------
Operating income ................    20.9            57.9            18.2           60.0          14.1
Interest expense ................      --           (44.5)            0.1          (78.0)          0.4
Other income (expense)--net .....     0.1           218.5            (0.1)          71.4          (0.6)
                                    ------                          ------                       ------
Income before income taxes ......    21.0            60.5            18.0           70.2          13.1
Income taxes ....................     8.6            59.6             7.4           70.9           5.4
                                    ------                          ------                       ------
Net income ......................    12.4%           61.1%           10.6%          69.8%          7.7%
                                    ------                          ------                       ------

The following table sets forth certain components of the Company's consolidated net sales and the percentage relationship of the components to consolidated net sales for the fiscal years indicated:

                                         Amount in millions                    Percent of total
                                        --------------------                  ------------------
FISCAL YEAR                         1999       1998       1997           1999        1998         1997
                                  -------    -------    --------        ------      -------      -------
International:
Europe .......................... $  86.7    $  62.7    $   45.2         20.7%        20.6%       18.4%
Other ...........................    41.6       26.9        30.8          9.9          8.8        12.6
                                  -------    -------    --------        ------      -------      -------
Total international .............   128.3       89.6        76.0         30.6         29.4        31.0

Domestic:
Watch products ..................   180.7      137.0       101.2         43.2%        45.0%       41.3%
Other products ..................    72.1       52.0        47.6         17.2         17.0        19.5
                                  -------    -------    --------        ------      -------      -------
    Total .......................   252.8      189.0       148.8         60.4         62.0        60.8
Stores ..........................    37.7       26.1        20.0          9.0          8.6         8.2
                                  -------    -------    --------        ------      -------      -------
Total domestic ..................   290.5      215.1       168.8         69.4         70.6        69.0
                                  -------    -------    --------        ------      -------      -------

Total net sales ................. $ 418.8    $ 304.7    $  244.8        100.0%       100.0%      100.0%
                                  -------    -------    --------        ------      -------      -------

                      [Graphic of various FOSSIL watches]

FISCAL 1999 COMPARED TO FISCAL 1998
NET SALES. Net sales growth resulted from sales volume increases across nearly all the Company's product lines and worldwide sales regions. Watch sales were fueled by increased market penetration in department and specialty stores of the Company's three core FOSSIL brand assortments in addition to sales from its Big Tic watch line. Watch sales were also slightly amplified during the first half of 1999 from (a) refilling of certain retailer's watch inventories after a very successful 1998 holiday season and (b) a $7.2 million international-based sale of non-branded premium incentive watches. Increased sales volumes in the Company's leather and eyewear product offerings were generated through market share increases in existing locations as well as through new points of sale. Company-owned retail store expansion in both the Company's retail and outlet stores, as well as increases in same store sales, also positively impacted sales. Management anticipates continued sales volume growth during 2000 from nearly all product lines and geographic areas from both existing products and new product lines scheduled to be launched during the year.

GROSS PROFIT. Gross profit margins increased during 1999 primarily as a result of an increase in the Company's sales mix of FOSSIL brand watches, European-based sales, licensed designer brand watch sales and Company-owned store sales. These sales categories generally result in higher gross profit margins than the Company's consolidated average. Management believes gross profit margins during fiscal 2000 will exceed 1999 levels slightly based on an anticipated higher sales mix of licensed designer brand watch and Company-owned store sales.

OPERATING EXPENSE. Operating expense increases were primarily to support increased sales volumes. As a percentage of net sales, total selling, general and administrative expenses decreased as a result of leveraging expenses against higher net sales. Management anticipates operating expenses, as a percentage of net sales, in fiscal 2000 to approximate 1999 levels. Management intends to spend any additional earnings that would have generally resulted from leveraging operating expenses against projected higher sales volumes on the long-term growth of the Company. These initiatives include increased brand advertising, web site development and advertising, new business development and the continued investment in the Company's operational infrastructure.

OTHER INCOME (EXPENSE). Other income (expense)-net typically reflects interest income from cash investments and the minority interests in the profit/loss of the Company's majority-owned operations. The change in other income/expense was favorable in 1999 as increases in interest income and royalty revenues from licensing the FOSSIL brand offset increases in the minority interest share of profits and additional foreign currency losses, due mainly to the strength of the U.S. dollar.

FISCAL 1998 COMPARED TO FISCAL 1997
NET SALES. Sales volume increases of FOSSIL branded watches accounted for the majority of net sales growth worldwide fueled by the continued growth in the Company's FOSSIL BLUE and F2 watch lines. In addition, FOSSIL STEEL, a watch line introduced in mid-1997, positively impacted sales volume growth as the line developed into a core offering. Internationally, the process of aligning the Company's watch collection offered in Europe with the Company's best selling styles in the U.S., which the Company began mid-1997, resulted in significant increases in the European sales momentum. "International Other" sales as denoted in the above table, were negatively impacted in 1998 as a result of declining sales in the Company's Asian-based operations, due primarily to the region's economic problems, and an approximate $6 million sale during 1997 of non-branded watches used as a premium incentive. Worldwide sales generated from the continued roll-out of the Company's Emporio Armani licensed brand watches also positively impacted watch sales during 1998. Leather and sunglass product sales, which comprise the majority of the "Domestic Other" sales line in the above table, each contributed double-digit growth to overall net sales increases in 1998. Continued expansion of Company-owned stores, as well as increases in same store sales, has also added to sales volume growth.

GROSS PROFIT. Gross profit margin increases are primarily attributable to the increased strength of the U.S. dollar over the Japanese Yen, an increased mix of the Company's watch products supplied by its majority-owned assembly facilities and increased sales through Company-owned retail locations. The Company's cost of certain watch components declined as the U.S. dollar strengthened in relation to the Japanese Yen.

OPERATING EXPENSE. Operating expense increases were due primarily to costs necessary to support increased sales volumes, new ventures and new Company-owned stores. As a percentage of net sales, total selling, general and administrative expenses decreased as a result of leveraging expenses against higher sales volumes.

OTHER INCOME (EXPENSE). The change in other income/expense was favorable in 1998 primarily due to an increase in interest income from investing a higher level of cash holdings and the non-recurrence of $0.7 million in legal settlements incurred in 1997. These favorable changes were mitigated by an increase in the minority interests in the profit/loss of the Company's majority-owned operations.

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

FOREIGN CURRENCY RISK

As a multinational enterprise, the Company is exposed to changes in foreign currency exchange rates. The Company employs a variety of practices to manage this market risk, including its operating and financing activities and, where deemed appropriate, the use of derivative financial instruments. Forward contracts have been utilized by the Company to mitigate foreign currency risk. The Company's most significant foreign currency risk relates to the Euro and Japanese Yen. The Company uses derivative financial instruments only for risk management purposes and does not use them for speculation or for trading. There were no significant changes in how the Company managed foreign currency transactional exposures during 1999 and management does not anticipate any significant changes in such exposures or in the strategies it employs to manage such exposure in the near future.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal working capital requirements. Generally, starting in the second quarter of each fiscal year, the Company's cash needs begin to increase to finance the accumulation of inventory and the build-up of accounts receivable. The Company's cash requirements typically peak in the September-November time frame. Operating cash flow has generally funded the Company's cash requirements and capital expenditures over the past few years. The Company's primary capital requirements are for working capital, investing activities associated with the expansion of its office and distribution facilities, international growth, systems development and Company-owned store development. During 1997, capital expenditures included the construction of a 138,000 square foot warehouse and distribution facility. The construction costs of the facility were approximately $4.4 million. Long-term financing of $5.0 million was obtained in 1994 to cover building projects of which approximately $4.4 million was outstanding at 1997 year-end. During January 1998, the Company paid this long-term credit facility in full with available cash. Capital expenditures during 1998 and 1999 were influenced by expenditures on computer system hardware and software to address the potential Year 2000 issues, the construction costs for additional Company-owned stores and the construction of additional office space.

During 1998, the Company completed a secondary offering of 2,302,500 shares of Common Stock in order to increase the liquidity of its Common Stock and to fund working capital needs. Based on the Company's adequate cash levels on hand at the time, only a small portion of the offering related to new Common Stock issued by the Company from which it received approximately $3.6 million in cash proceeds for working capital needs. The Company's Board of Directors during 1998, authorized management to repurchase up to 500,000 shares of Common Stock in open market purchases and in privately negotiated transactions. During fiscal 1998 and 1999, the Company repurchased 188,500 and 90,500 shares of Common Stock, respectively, at a cost of approximately $2.6 million and $2.0 million, respectively.

                 [Graphic of RELIC brand products and images]

Management believes the Company's financial position remains extremely strong. Working capital of $155.2 million and net cash balances (defined as cash and cash equivalents plus short-term investments less current notes payable) of $96.7 million existed at the end of fiscal 1999 compared to working capital of $109.0 million and net cash balances of $52.7 million as of year-end 1998. During fiscal year 2000, management believes capital expenditures may exceed 1999 levels to support the Company's planned opening of approximately 15 store locations and further improvements of certain sales and distribution facilities. As of fiscal year-end 1999, the Company had less than $1 million in capital expenditure commitments. Short-term credit facilities totaling $43.0 million are available to the Company for general working capital needs of which $5.0 million was outstanding at the end of 1999. Management believes that cash flow from operations and existing credit facilities will be sufficient to satisfy its capital expenditure requirements.

FORWARD-LOOKING STATEMENTS

Included within management's discussion and analysis of the Company's operating results and this annual report, "forward-looking statements" were made within the meaning of the Private Securities Litigation Reform Act of 1995 regarding expectations for fiscal 2000. The actual results may differ materially from those expressed by these forward looking statements. Significant factors that could cause the Company's 2000 operating results to differ materially from management's current expectations include, among other items, significant changes in consumer spending patterns or preferences, competition in the Company's product areas, international in comparison to domestic sales mix, changes in foreign currency valuations in relation to the United States Dollar, principally the Euro and Japanese Yen, an inability of management to control operating expenses in relation to net sales without damaging the long-term direction of the Company and the risks and uncertainties set forth in the Company's current report on Form 8-K dated March 30, 1999.

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

FISCAL YEAR 1999                                     1st Qtr       2nd Qtr         3rd Qtr        4th Qtr
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
Net sales ........................................  $83,277        $90,271        $104,831       $140,383
Gross profit .....................................   42,672         44,750          52,638         72,827
Operating expenses ...............................   24,795         27,991          30,324         42,328
Operating income .................................   17,877         16,759          22,314         30,499
Income before income taxes .......................   17,711         16,692          22,256         31,182
Provision for income taxes .......................    7,280          6,826           9,125         12,784
Net income .......................................   10,431          9,866          13,131         18,398
Basic earnings per share .........................     0.34           0.31            0.41           0.57
Diluted earnings per share .......................     0.32           0.29            0.39           0.55
Gross profit as a percentage of net sales ........    51.2%          49.6%           50.2%          51.9%
Operating expenses as a percentage of net sales ..    29.8%          31.0%           28.9%          30.2%
Operating income as a percentage of net sales ....    21.5%          18.6%           21.3%          21.7%

FISCAL YEAR 1998
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
Net sales ........................................  $56,885        $64,363         $82,393       $101,102
Gross profit .....................................   27,901         31,905          40,433         50,265
Operating expenses ...............................   20,051         22,019          24,828         28,236
Operating income .................................    7,850          9,886          15,605         22,029
Income before income taxes .......................    7,882          9,697          15,456         21,694
Provision for income taxes .......................    3,216          3,993           6,400          8,959
Net income .......................................    4,666          5,704           9,056         12,735
Basic earnings per share .........................     0.15           0.19            0.29           0.41
Diluted earnings per share .......................     0.15           0.17            0.28           0.39
Gross profit as a percentage of net sales ........    49.0%          49.6%           49.1%          49.7%
Operating expenses as a percentage of net sales ..    35.2%          34.2%           30.1%          27.9%
Operating income as a percentage of net sales ....    13.8%          15.4%           18.9%          21.8%

While the majority of the Company's products are not seasonal in nature, a significant portion of the Company's net sales and operating income are generally derived in the second half of the year. The Company's fourth quarter, which includes the Christmas season, on average generates in excess of 35% of the Company's annual operating income. The amount of net sales and operating income generated during the first quarter is affected by the levels of inventory held by retailers at the end of Christmas season, as well as general economic conditions and other factors beyond the Company's control. In general, lower levels of inventory at the end of the Christmas season may have a positive effect on net sales and operating income in the first quarter as a result of higher levels of restocking orders placed by retailers. Management currently believes that the Company's inventory levels at its major customers as of the end of 1999 were below targeted levels, and therefore could result in higher order levels in the first quarter of fiscal 2000. Management believes the imbalance in inventory levels may be slightly less significant than it was at the end of fiscal 1998.

As the Company increases the number of Company-owned outlet and retail stores, it would generally amplify the Company's seasonality by decreasing the Company's operating income in the first quarter and increasing the operating income in the fourth quarter. In addition, new product line launches would generally augment the sales levels in the quarter the product line launch takes place. The results of operations for a particular quarter may also vary due to a number of factors, including retail, economic and monetary conditions, timing of orders or holidays and the mix of the products sold by the Company.

During the fourth quarter of 1999, operating expenses, as a percentage of net sales, increased over the prior year comparable period. This increase was primarily a result of increased levels of brand advertising, web development and advertising and the continued investment in the Company's infrastructure.

                     [Graphic of Various Licensed Brands]

                  [Graphic of Fossil watches and images]

                  [Graphic of Fossil watches and images]

FINANCIAL INFORMATION

INDEPENDENT AUDITORS' REPORT

TO THE DIRECTORS AND STOCKHOLDERS OF FOSSIL, INC.:
We have audited the accompanying consolidated balance sheets of Fossil, Inc. and subsidiaries as of January 1, 2000 and January 2, 1999 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fossil, Inc. and subsidiaries at January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Dallas, Texas
February 18, 2000

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


/s/ Tom Kartsotis                   /s/ Randy S. Kercho

Tom Kartsotis                       Randy S. Kercho
Chairman of the Board and           Executive Vice President and
Chief Executive Officer             Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

                                                                             January 1,   January 2,
                                                                                2000          1999
DOLLARS IN THOUSANDS
Assets
Current assets:
    Cash and cash equivalents ............................................  $  90,908      $ 57,263
    Short-term marketable investments ....................................     10,870            --
    Accounts receivable-net ..............................................     51,399        42,582
    Inventories ..........................................................     63,029        57,295
    Deferred income tax benefits .........................................      6,769         5,655
    Prepaid expenses and other current assets ............................      7,832         3,538
                                                                           ---------------------------
       Total current assets ..............................................    230,807       166,333

Investment in joint venture ..............................................      3,849            --
Property, plant and equipment-net ........................................     28,603        23,117
Intangible and other assets ..............................................      6,105        4, 628
                                                                           ---------------------------
       Total assets ......................................................  $ 269,364      $194,078
                                                                           ---------------------------

Liabilities and Stockholders' Equity
Current liabilities:
    Notes payable ........................................................  $   5,043      $  4,537
    Accounts payable .....................................................     11,870        14,512
    Accrued expenses:
       Co-op advertising .................................................     15,191        13,311
       Compensation ......................................................      4,617         3,246
       Other .............................................................     21,493        11,201
    Income taxes payable .................................................     17,395        10,487
                                                                           ---------------------------
       Total current liabilities .........................................     75,609        57,294
                                                                           ---------------------------
Commitments (Note 10)
Minority interest in subsidiaries ........................................      2,558         1,865
Stockholders' equity:
    Common stock, 32,107,270 and 20,932,091
       shares issued, respectively .......................................        321           209
    Additional paid-in capital ...........................................     41,774        34,345
    Retained earnings ....................................................    153,569       102,858
    Accumulated other comprehensive income ...............................     (3,259)       (1,037)
    Treasury stock at cost, 59,572 and 103,679 shares, respectively ......     (1,208)       (1,456)
                                                                           ---------------------------
       Total stockholders' equity ........................................    191,197       134,919
                                                                           ---------------------------
       Total liabilities and stockholders' equity ........................  $ 269,364      $194,078
                                                                           ---------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FISCAL YEAR                                                 1999             1998             1997
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
Net sales ...........................................   $  418,762      $  304,743       $  244,798
Cost of sales .......................................      205,875         154,239          127,270
                                                        --------------------------------------------
Gross profit ........................................      212,887         150,504          117,528
Operating expenses:
    Selling and distribution ........................       95,349          71,720           65,101
    General and administrative ......................       30,089          23,414           17,817
                                                        --------------------------------------------
       Total operating expenses .....................      125,438          95,134           82,918
                                                        --------------------------------------------
Operating income ....................................       87,449          55,370           34,610
                                                        --------------------------------------------
Interest expense ....................................          117             211              956
Other income (expense)--net .........................          509            (430)          (1,503)
                                                        --------------------------------------------
Income before income taxes ..........................       87,841          54,729           32,151
Provision for income taxes ..........................       36,015          22,568           13,209
                                                        --------------------------------------------
    Net income ......................................   $   51,826      $   32,161       $   18,942
                                                        --------------------------------------------
Other comprehensive income:
    Currency translation adjustment .................       (1,658)          1,181           (1,572)
    Unrealized loss on marketable investments .......         (564)             --               --
                                                        --------------------------------------------
       Total comprehensive income ...................   $   49,604      $   33,342       $   17,370
                                                        --------------------------------------------
Earnings per share:
    Basic ...........................................   $     1.63      $     1.04       $     0.63
                                                        --------------------------------------------
    Diluted .........................................   $     1.55      $     0.99       $     0.61
                                                        --------------------------------------------
Weighted average common shares outstanding:
    Basic ...........................................   31,900,024      31,054,041       30,203,310
                                                        --------------------------------------------
    Diluted .........................................   33,428,153      32,586,096       31,250,147
                                                        --------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
DOLLARS IN THOUSANDS

                                         COMMON STOCK
                                                                 ADDITIONAL
                                                     PAR          PAID-IN         RETAINED
                                       SHARES       VALUE         CAPITAL         EARNINGS
                                      --------     -------       ----------      ----------
Balance, December 31, 1996.........  13,242,994     $  132        $22,766        $  52,315

Common stock issued upon
    exercise of stock options......     167,899          2          1,623               --
Tax benefit derived from
    exercise of stock options......          --         --            464               --
Common stock issued for
    purchase of additional
    Italy ownership................     128,109          1          1,236               --
Three-for-two split................   6,769,501         68            (68)              --
Net income.........................          --         --             --           18,942
Currency translation
    adjustment.....................          --         --             --               --
                                    ---------------------------------------------------------------

Balance, January 3, 1998...........  20,308,503        203         26,021           71,257

Common stock issued upon
    exercise of stock options......     408,588          4          2,877               --
Tax benefit derived from
    exercise of stock options......          --         --          1,495               --
Secondary offering,
    net of offering costs..........     215,000          2          3,611               --
Purchase of treasury shares........          --         --             --               --
Reissuance of treasury stock
    upon exercise of stock options.          --         --             --             (560)
Net income.........................          --         --             --           32,161
Currency translation adjustment....          --         --             --               --
Other..............................          --         --            341               --
                                    ---------------------------------------------------------------

Balance, January 2, 1999...........  20,932,091        209         34,345          102,858

Common stock issued upon
    exercise of stock options......     709,133          7          3,632               --
Tax benefit derived from
    exercise of stock options......          --         --          3,902               --
Purchase of treasury shares........          --         --             --               --
Reissuance of treasury stock
    upon exercise of stock options.          --         --             --           (1,115)
Three-for-two-stock split..........  10,466,046        105           (105)              --
Net income.........................          --         --             --           51,826
Unrealized loss on
    marketable investments.........          --         --             --               --
Currency translation adjustment....          --         --             --               --

                                    ---------------------------------------------------------------
Balance, January 1, 2000...........  32,107,270     $  321        $41,774         $153,569
                                    ---------------------------------------------------------------



                                         ACCUMULATED OTHER
                                        COMPREHENSIVE INCOME              TREASURY STOCK
                                    CUMULATIVE    UNREALIZED LOSS                                 TOTAL
                                    TRANSLATION    ON MARKETABLE                   SHARE      STOCKHOLDERS'
                                    ADJUSTMENT      INVESTMENTS          SHARES     COST          EQUITY
                                   ------------    ------------         -------   --------      ----------
Balance, December 31,1996 .........  $  (646)      $     --               --      $    --      $  74,567

Common stock issued upon
    exercise of stock options .....       --             --               --           --          1,625
Tax benefit derived from
    exercise of stock options .....       --             --               --           --            464
Common stock issued for
    purchase of additional
    Italy ownership ...............       --             --               --           --          1,237
Three-for-two split ...............       --             --               --           --             --
Net income ........................       --             --               --           --         18,942
Currency translation
    adjustment ....................   (1,572)            --               --           --         (1,572)
                                    ------------------------------------------------------------------------

Balance, January 3, 1998 ..........   (2,218)            --               --           --         95,263

Common stock issued upon
    exercise of stock options .....       --             --               --           --          2,881
Tax benefit derived from
    exercise of stock options .....       --             --               --           --          1,495
Secondary offering,
    net of offering costs .........       --             --               --           --          3,613
Purchase of treasury shares .......       --             --         (188,500)      (2,647)        (2,647)
Reissuance of treasury stock
    upon exercise of stock options        --             --           84,821        1,191            631
Net income ........................       --             --               --           --         32,161
Currency translation adjustment ...    1,181             --               --           --          1,181
Other .............................       --             --               --           --            341
                                    ------------------------------------------------------------------------

Balance, January 2, 1999 ..........   (1,037)            --         (103,679)      (1,456)       134,919

Common stock issued upon
    exercise of stock options .....       --             --               --           --         3,639
Tax benefit derived from
    exercise of stock options .....       --             --               --           --         3,902
Purchase of treasury shares .......       --             --          (90,500)      (1,994)       (1,994)
Reissuance of treasury stock
    upon exercise of stock options        --             --          134,607        2,242         1,127
Three-for-two-stock split .........       --             --               --           --            --
Net income ........................       --             --               --           --        51,826
Unrealized loss on
    marketable investments ........       --           (564)              --           --          (564)
Currency translation adjustment ...   (1,658)            --               --           --        (1,658)

                                    ------------------------------------------------------------------------
Balance, January 1, 2000 .......... $ (2,695)        $ (564)         (59,572)     $(1,208)     $191,197
                                    ------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEAR                                                    1999             1998              1997
DOLLARS IN THOUSANDS
Operating Activities:
Net income ............................................  $    51,826       $   32,161       $   18,942
Noncash items affecting net income:
    Minority interest in subsidiaries .................        1,635            1,004              344
    Depreciation and amortization .....................        5,889            4,395            3,047
    Increase in allowance for doubtful accounts .......        1,044            2,165              408
    Increase in allowance for returns-net of related
       inventory in transit ...........................        2,098            2,053              784
    Deferred income tax benefits ......................       (1,114)          (1,151)            (837)
Changes in assets and liabilities:
    Accounts receivable ...............................      (11,355)         (13,899)          (6,114)
    Inventories .......................................       (3,014)          (4,575)            (662)
    Prepaid expenses and other current assets .........       (4,733)          (1,106)            (489)
    Accounts payable ..................................       (5,056)           5,831            1,393
    Accrued expenses ..................................       13,544            7,675            2,135
    Income taxes payable ..............................       10,811            6,478            4,130
                                                          --------------------------------------------
    Net cash from operating activities ................       61,575           41,031           23,081

Investing Activities:
    Net assets acquired in business combination .......       (2,732)              --             (385)
    Additions to property, plant and equipment ........      (10,568)          (6,307)          (7,363)
    Purchase of marketable investments ................      (10,870)              --               --
    Investment in joint venture .......................       (4,000)              --               --
    Sale of property and equipment ....................           78              264               --
    Decrease (increase) in intangible and other assets.       (1,505)             (70)             272
                                                          --------------------------------------------
    Net cash used in investing activities .............      (29,597)          (6,113)          (7,476)

Financing Activities:
    Issuance of common or treasury stock:
       Exercise of stock options ......................        4,766            3,512           1, 624
       Secondary offering .............................           --            3,613               --
    Net purchase of treasury stock ....................       (1,994)          (2,647)              --
    Distribution of minority interest earnings ........         (790)            (390)            (499)
    Repayment of notes payable-affiliates .............           --               --           (1,001)
    Increase (repayments) of notes payable-banks ......          505           (3,325)          (5,992)
    Other .............................................           --              341               --
                                                          --------------------------------------------
    Net cash from (used in) financing activities ......        2,487            1,104           (5,868)

Effect of exchange rate changes on cash
    and cash equivalents ..............................         (820)             137             (614)
                                                          --------------------------------------------
Net increase in cash and cash equivalents .............       33,645           36,159            9,123
Cash and cash equivalents:
    Beginning of year .................................       57,263           21,104           11,981
                                                          --------------------------------------------
    End of year .......................................  $    90,908        $  57,263       $   21,104
                                                          --------------------------------------------


30                             SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Fossil, Inc., a Delaware corporation, and its subsidiaries (the "Company"). The Company reports on a fiscal year reflecting the retail-based calendar (containing 4-4-5 week calendar quarters). The Company changed to the retail-based calendar effective January 1, 1997. Due to this change, the first quarter of fiscal 1997 contained an additional one-half week for the transition period. This change had an immaterial impact on comparability. Significant intercompany balances and transactions are eliminated in consolidation. The Company is primarily engaged in the design, development and distribution of fashion watches and other accessories, principally under the "FOSSIL" and "RELIC" brand names. The Company's products are sold primarily through department stores and other major retailers, both domestically and internationally.

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

SHORT-TERM MARKETABLE INVESTMENTS consist of liquid investments with original maturities exceeding three months and mutual fund investments. By policy, the Company invests primarily in high-grade marketable securities. At January 1, 2000, securities of $4.7 million are classified as available for sale and stated at fair value, with unrealized gains and losses included in accumulated other comprehensive income/loss as a component of stockholders' equity, and securities of $6.2 million are classified as held-to-maturity and are stated at amortized cost.

ACCOUNTS RECEIVABLE are stated net of allowances of approximately $17.7 million and $14.0 million for estimated customer returns and approximately $8.0 million and $6.9 million for doubtful accounts at the close of fiscal year 1999 and 1998, respectively.

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

CUMULATIVE TRANSLATION ADJUSTMENT is included in accumulated other compensive income/loss as a component of stockholders' equity and reflects the unrealized adjustments resulting from translating the financial statements of foreign subsidiaries. The functional currency of the Company's foreign subsidiaries is the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates prevailing during the year. Changes in exchange rates that affect cash flows and the related receivables or payables are recognized as transaction gains and losses in the determination of net income. The Company incurred net foreign currency transaction losses of approximately $1.2 million, $0.4 million and $0.7 million for fiscal years 1999, 1998 and 1997, respectively, which have been included in other income (expense).

FORWARD CONTACTS are entered into by the Company principally to hedge the payment of intercompany inventory transactions with its non-U.S. subsidiaries. Currency exchange gains or losses resulting from the translation of the related accounts, along with the offsetting gains or losses from the hedge, are deferred until the inventory is sold or the forward contract is completed. At January 1, 2000, the Company had hedge contracts to sell (i) 177,000,000 Japanese Yen for approximately $1.8 million, expiring through December 2000, and (ii) 1,753,415,017 Italian Lira for approximately $0.9 million, expiring through March 2000.

REVENUES are recognized as sales when merchandise is shipped and title transfers to the customer. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition.

ADVERTISING COSTS for in-store and media advertising as well as co-op advertising and promotional allowances are expensed as incurred. Advertising expenses for fiscal years 1999, 1998 and 1997 were approximately $27.1 million, $17.0 million and $14.3 million, respectively.

NEW ACCOUNTING STANDARDS. In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued which establishes new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. This pronouncement will require such reporting effective beginning in fiscal year 2001. The Company is currently analyzing the effect of the standard and does not expect it to have a material effect on the Company's consolidated financial statements.

MINORITY INTEREST IN SUBSIDIARIES, included within other income/expense represents the minority stockholders' share of the net income/loss of various consolidated subsidiaries and investments in affiliated companies. The minority interest in the consolidated balance sheets reflects the proportionate interest in the equity of the various consolidated subsidiaries.

EARNINGS PER SHARE ("EPS"). Basic EPS is based on the weighted average number of common shares outstanding during each period. Diluted EPS includes the effects of dilutive stock options outstanding during each period using the treasury stock method.

The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:

FISCAL YEAR END                                                   1999              1998               1997
Numerator:
    Net income .........................................  $   51,826,000  $  32,161,000    $   18,942,000
                                                          ---------------------------------------------------
Denominator:
    Basic EPS computation:
    Weighted average common shares outstanding .........      21,462,121     20,747,242        13,423,693
    Three-for-two stock split effected April 1998 ......              --             --         6,711,847
    Three-for-two stock split effected August 1999 .....      10,466,046     10,351,347        10,067,770
    Treasury stock purchases, net ......................         (28,143)      (44, 548)               --
                                                          ---------------------------------------------------
                                                              31,900,024     31,054,041        30,203,310
                                                          ---------------------------------------------------
       Basic EPS                                          $         1.63  $        1.04    $         0.63
                                                          ---------------------------------------------------

    Diluted EPS computation:
    Weighted average common shares outstanding .........      21,462,121     20,747,242        13,423,693
    Stock option conversion ............................       1,528,129      1,021,370           465,261
    Three-for-two stock split effected April 1998 ......              --             --         6,944,477
    Three-for-two stock split effected August 1999 .....      10,466,046     10,862,032        10,416,716
    Treasury stock purchases, net ......................         (28,143)       (44,548)               --
                                                          ---------------------------------------------------
                                                              33,428,153     32,586,096        31,250,147
                                                          ---------------------------------------------------
       Diluted EPS                                        $         1.55  $        0.99    $         0.61
                                                          ---------------------------------------------------

COMMON SHARE AND PER SHARE DATA in these notes to consolidated financial statements has been presented on a retroactive basis for all stock splits.

DEFERRED INCOME TAXES are provided for under the asset and liability method for temporary differences in the recognition of certain revenues and expenses for tax and financial reporting purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS are estimated to approximate the related book values unless otherwise indicated, based on market information available to the Company.

RECLASSIFICATION of certain 1997 and 1998 amounts have been made to conform to the 1999 presentation.

2.  ACQUISITIONS

Effective April 1997, Fossil (East) Limited acquired the remaining 35% of capital stock of Amazing Time, Ltd. from its minority stockholder in exchange for approximately $0.4 million in cash. The acquisition of this Hong Kong-based watch assembly factory has been accounted for as a purchase and, in connection therewith, the Company recorded goodwill of approximately $0.2 million. In February 1997, Fossil Europe B.V. ("Fossil B.V.") acquired the remaining 40% of Fossil Italia, S.r.l.'s outstanding common stock from minority stockholders for 288,246 shares of the Company's $0.01 par value common stock ("Common Stock"), of which approximately $0.3 million was recorded as goodwill.

Effective September 1999, Fossil U.K., Ltd. acquired certain assets of Junghans U.K., Ltd. ("Junghans UK") for approximately $2.7 million in cash. Junghans UK was the Company's primary distributor in the United Kingdom and Ireland. The acquisition was accounted for as a purchase and, in connection therewith, the Company recorded goodwill of approximately $0.6 million.

The results of these acquired operations are included in the accompanying consolidated financial statements since the dates of their acquisition. The proforma effects as if these acquisitions had occurred at the beginning of the years presented are not significant.

3.  INVESTMENT IN JOINT VENTURE

During August 1999, the Company invested $4.0 million in cash to acquire a 20% interest in SII Marketing International, Inc. ("SMI"). SMI, a joint venture between the Company and Seiko Instruments America, Inc, was formed to design, market and distribute watches in the mass-market distribution channel. The investment is carried on the equity basis, which approximates the Company's equity in SMI's underlying net book value. The Company's equity in SMI's net loss to the fiscal year end is included in other income/expenses. In connection with the formation of the joint venture, the Company signed a multi-year Service Agreement with SMI to perform certain marketing, design and merchandising functions. The compensation the Company receives under the Service Agreement is based on a percentage of SMI's net sales, subject to certain adjustments.

4.  INVENTORIES

Inventories consist of the following:

FISCAL YEAR END                                                                 1999           1998
    IN THOUSANDS
    Components and parts .................................................   $  5,568    $     3,402
    Work-in-process ......................................................      2,755          1,445
    Finished merchandise on hand .........................................     38,595         40,344
    Merchandise at Company stores ........................................      7,481          5,340
    Merchandise in-transit from customer returns .........................      8,630          6,764
                                                                            ------------------------------
                                                                             $ 63,029    $    57,295
                                                                            ------------------------------




5.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

FISCAL YEAR END                                                                 1999           1998
    IN THOUSANDS
    Land .................................................................   $  2,535    $     2,535
    Building .............................................................     11,459          9,913
    Furniture and fixtures ...............................................     16,843         11,292
    Equipment ............................................................      6,434          5,486
    Computer software ....................................................      3,087          2,518
    Leasehold improvements ...............................................      6,755          5,035
                                                                            ------------------------------
                                                                               47,113         36,779
    Less accumulated depreciation and amortization .......................     18,510         13,662
                                                                            ------------------------------
                                                                             $ 28,603        $23,117
                                                                            ------------------------------



6.  INTANGIBLE AND OTHER ASSETS

Intangibles and other assets consist of the following:

FISCAL YEAR END                                                                 1999          1998
    IN THOUSANDS
    Costs in excess of tangible net assets acquired ......................   $  5,200    $     4,545
    Noncompete agreement .................................................        475            475
    Trademarks ...........................................................        946            555
    Deposits .............................................................        844            479
    Cash surrender value of life insurance ...............................        714             --
    Other ................................................................        250            218
                                                                            ------------------------------
                                                                                8,429          6,272
    Less accumulated amortization ........................................      2,324          1,644
                                                                            ------------------------------
                                                                             $  6,105    $     4,628
                                                                            ------------------------------

7.  DEBT

BANK: U.S.-BASED. In May 1997, the Company extended the maturity date of its Short-term Revolving credit facility with its primary bank ("U.S. Short-term Revolver"). In June 1997, the Company renewed the U.S. Short-term Revolver and amended it to increase the funds available under the facility to $40 million, an increase of $10 million over the previous facility, not subject to any borrowing base calculation. The facility was also amended to eliminate Japanese Yen currency borrowings and replace them with a stand-by letter of credit for 540 million Japanese Yen (approximately $5.0 million) as collateral for Company borrowings from any Japan-based bank. In both June 1998 and 1999, the Company renewed the U.S. Short-term Revolver for one year and negotiated a reduction in the interest rate the Company pays on London Interbank Offered Rate ("LIBOR") based borrowings. All borrowings under the U.S. Short-term Revolver accrue interest at the bank's prime rate less 0.5% or LIBOR plus 0.75% (LIBOR plus 1.25% and 1.00% prior to June 29, 1998 and 1999 respectively). The U.S. Short-term Revolver is unsecured and requires the maintenance of net worth, quarterly income, working capital and financial ratios. There were no borrowings under the U.S. Short-term Revolver as of fiscal year end 1999 or 1998.

In August 1994, the Company signed a $5.0 million financing agreement with its primary bank ("Long-term Revolver") to partially finance the Company's facilities construction costs and for other general corporate purposes. The financing agreement was for a ten-year revolving term loan with quarterly payments equal to 1% of the stated principal amount of the facility. The interest rate was the lender's prime rate (8.5% at January 3, 1998) and was payable quarterly with an unused fee of 0.5% per annum. The financing agreement additionally allowed for interest to be calculated at LIBOR (5.82 % at January 3, 1998), plus 1.25%. The amount outstanding under this facility was $4.35 million at the end of fiscal year 1997. The Company paid the Long-term Revolver in full in January 1998. Interest expense under these credit facilities was $5,630 and approximately $0.8 million for fiscal years 1998 and 1997, respectively, and none for 1999. At fiscal year-end 1999, 1998 and 1997, the Company had outstanding letters of credit of approximately $4.7 million, $3.2 million and $1.2 million, respectively, to vendors for the purchase of merchandise.

BANKS: FOREIGN BASED. Fossil GmbH has short-term credit facilities with two Germany-based banks with combined borrowing capacity of 5,000,000 deutsche marks (approximately $2.5 million as of fiscal year-end 1999). No borrowings were outstanding under the combined credit facilities at the end of fiscal year 1999 or 1998. Outstanding borrowings under the facilities bear interest at approximately 6% and are collateralized by substantially all of Fossil GmbH's assets. During August 1997, Fossil Japan restructured its short-term credit facility with a Japan-based bank allowing borrowings of up to 540 million Japanese Yen. All outstanding borrowings under the facility bore interest at the Euroyen rate plus 1.8%. In connection with the financing agreement, Fossil Japan agreed to pay an origination fee equal to 0.12% of the amount available under the facility and an unused fee of 0.5% per annum.

In September 1999, Fossil Japan restructured its short-term credit facility with a Japan-based bank allowing borrowings of up to 600 million Japanese Yen (approximately $5.6 million as of fiscal year 1999). All outstanding borrowings under the facility bore interest at the Euroyen rate (0.23% at January 1, 2000) plus 1%. In connection with the financing agreement, Fossil Japan agreed to pay a quarterly fee of 0.5% per annum on any undrawn portion of the loan. The facility is collateralized by a stand-by letter of credit issued by the Company's primary U.S. bank. Japan-based borrowings, in U.S. dollars, under the facilities were approximately $5.0 million and $4.5 million as of fiscal year-end 1999 and 1998, respectively. Interest expense under these credit facilities was $0.1 million in both 1999 and 1998, and $21,000 in 1997.

8.  OTHER INCOME (EXPENSE) - NET

Other income (expense)-net consists of the following:

FISCAL YEAR                                                  1999                1998              1997
    IN THOUSANDS
    Interest income .................................    $  2,650           $    1,160        $    336
    Minority interest in subsidiaries and affiliates       (1,635)              (1,004)           (344)
    Currency loss ...................................      (1,181)                (427)           (733)
    Legal settlements ...............................         (16)                (267)           (661)
    Non-taxable investment income ...................         221                   --              --
    Royalty income ..................................         353                   45             106
    Insurance proceeds above book value .............          52                   93              --
    Loss on sale of fixed assets ....................         (19)                 (84)             --
    Other income (expense) ..........................          84                   54            (207)
                                                        -------------------------------------------------
                                                         $    509          $      (430)       $ (1,503)
                                                        -------------------------------------------------

9.  INCOME TAXES

Deferred income tax benefits reflect the net tax effects of deductible temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's net deferred tax benefits, consist of the following:

FISCAL YEAR END                                                                 1999           1998
    IN THOUSANDS
    Deferred tax assets:
       Bad debt allowance ................................................ $    2,534     $   2,193
       Returns allowance .................................................      5,646         4,283
       263(A) capitalization of inventory ................................        504           503
       Miscellaneous tax asset items .....................................      1,178         1,006
    Deferred tax liabilities:
       In-transit returns inventory ......................................     (3,093)       (2,330)
                                                                          ---------------------------
    Net current deferred tax benefits .................................... $    6,769     $   5,655
                                                                          ---------------------------

Management believes that no valuation allowance against net deferred tax benefits is necessary. The resulting provision for income taxes consists of the following:

FISCAL YEAR                                                 1999                1998           1997
    IN THOUSANDS
    Current provision:
       United States .................................. $  18,448           $  10,278      $   8,562
       Foreign ........................................    14,779              11,946          5,020
    Deferred provision - United States ................    (1,114)             (1,151)          (837)
    Tax equivalent related to exercise of stock options
       (credited to additional paid-in capital) .......     3,902               1,495            464
                                                        ---------------------------------------------
    Provision for income taxes ........................ $  36,015           $  22,568      $  13,209
                                                        ---------------------------------------------

A reconciliation of income tax computed at the U.S. federal statutory income tax rate of 35% to the provision for income taxes is as follows:

FISCAL YEAR                                                 1999                1998        1997
    IN THOUSANDS
    Tax at statutory rate ...........................  $   30,744          $   19,155    $  11,253
    State, net of federal tax benefit ...............         975                 364          378
    Other ...........................................       4,296               3,049        1,578
                                                       -------------------------------------------
    Provision for income taxes ......................  $   36,015          $   22,568    $  13,209
                                                       -------------------------------------------

Deferred U.S. federal income taxes are not provided on certain undistributed earnings of foreign subsidiaries as management plans to continue reinvesting these earnings outside the United States. Determination of such tax amounts is not practical because potential offset by U.S. foreign tax credits would be available under various assumptions involving the tax calculation.

10. COMMITMENTS

LICENSE AGREEMENTS. The Company has various license agreements to market watches bearing certain trademarks owned by various entities. In accordance with these agreements, the Company incurred royalty expense of approximately $3.8 million, $3.5 million and $1.7 million in fiscal years 1999, 1998 and 1997, respectively. These amounts are included in the Company's cost of sales and selling expenses. The Company had several agreements in effect at the end of fiscal year 1999 which expire on various dates from March 2000 and require the Company to pay royalties ranging from 5% to 15.5% of defined net sales. Future minimum royalty commitments under such license agreements at the close of fiscal year 1999 are as follows (amounts in thousands):

    2000 .................................................     $    6,978
    2001 .................................................          7,565
    2002 .................................................          8,770
    2003 .................................................          3,969
    2004 .................................................          4,577
                                                            ---------------
                                                               $   31,859
                                                            ---------------

LEASES. The Company leases its retail and outlet store facilities as well as certain of its office facilities and equipment under non-cancelable operating leases. Most of the retail store leases provide for contingent rental based on operating results and require the payment of taxes, insurance and other costs applicable to the property. Generally, these leases include renewal options for various periods at stipulated rates. Rent expense under these agreements was approximately $6.8 million, $5.1 million, and $4.4 million for fiscal years 1999, 1998 and 1997, respectively. Contingent rent expense has been minimal in each of the last three fiscal years. Future minimum rental commitments under such leases at the close of fiscal year 1999, are as follows (amounts in thousands):

    2000 .................................................... $  6,801
    2001 ....................................................    6,779
    2002 ....................................................    4,746
    2003 ....................................................    5,424
    2004 ....................................................    4,959
    Thereafter ..............................................   18,211
                                                              -----------
                                                              $ 46,920
                                                              -----------

11. STOCKHOLDERS' EQUITY AND BENEFIT PLANS

COMMON AND PREFERRED STOCK. On March 4, 1998, the Board of Directors declared a 3-for-2 stock split ("1998 Stock Split") of the Company's Common Stock which was effected in the form of a stock dividend payable on April 8,1998 to stockholders of record on March 25, 1998. On July 21, 1999, the Board of Directors of the Company declared a 3-for-2 stock split ("1999 Stock Split") of the Company's Common Stock which was effected in the form of a stock dividend which was paid on August 17, 1999 to stockholders of record on August 3, 1999. Retroactive effect has been given to these stock splits in all share and per share data in these notes to financial statements.

The Company has 50,000,000 shares of authorized Common Stock, with 32,107,270 and 31,398,137 shares issued and outstanding at the close of fiscal year 1999 and 1998, respectively. The Company has 1,000,000 shares of authorized $0.01 par value preferred stock with none issued or outstanding. Rights, preferences and other terms of preferred stock will be determined by the Board of Directors at the time of issuance.

TREASURY STOCK. On September 18, 1998, the Company's Board of Directors authorized management to repurchase up to 500,000 shares of the Company's Common Stock in the open market or privately negotiated transactions (the "Repurchase Program"). During fiscal year 1999 and 1998, the Company repurchased 90,500 shares of treasury stock and 188,500 shares of treasury stock (282,750 shares after giving effect to the 1999 stock split) respectively, under the Repurchase Program at a cost of approximately $2.0 million and $2.6 million, respectively. During fiscal year 1999 and 1998, 134,607 shares of treasury stock and 84,821 shares of treasury stock (127,232 shares after giving effect to the 1999 stock split) were reissued, respectively, in connection with the Company's 1993 Long-Term Incentive Stock Option Plan ("Incentive Plan").

DEFERRED COMPENSATION AND SAVINGS PLANS. The Company has a savings plan in the form of a defined contribution plan (the "401(k) plan") for substantially all full-time employees of the Company. Employees are eligible to participate in the 401(k) plan after one year of service. The Company matches 50% of employee contributions up to 3% of their compensation and 25% of the employee contributions between 3% and 6% of their compensation. The Company also has the right to make certain additional matching contributions not to exceed 15% of employee compensation. The Company's Common Stock is one of several investment alternatives available under the 401(k) plan. Matching contributions made by the Company to the 401(k) plan totaled approximately $0.2 million for each of the fiscal years 1999, 1998 and 1997.

In December 1998, the Company adopted the Fossil, Inc. and Affiliates Deferred Compensation Plan (the "Deferred Plan"). Eligible participant may elect to defer up to 50% of their salary pursuant to the terms and conditions of the Deferred Plan. Eligible participants include certain officers and other highly compensated employees designated by the Deferred Plan's administrative committee. In addition, the Company may make employer contributions to participants under the Deferred Plan from time to time. During 1999, the Company charged $0.5 million to expense for the Deferred Plan. No expense was charged in either 1998 or 1997.

LONG-TERM INCENTIVE PLAN. An aggregate of 2,587,500 shares of Common Stock were reserved for issuance pursuant to the Incentive Plan, adopted April 1993. An additional 1,350,000 shares were reserved in each of 1995 and 1998 for issuance under the Incentive Plan. Designated employees of the Company, including officers and directors, are eligible to receive (i) stock options, (ii) stock appreciation rights, (iii) restricted or non-restricted stock awards, (iv) cash awards or (v) any combination of the foregoing. The Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). Each option issued under the Incentive Plan terminates at the time designated by the Compensation Committee, not to exceed ten years. The current options outstanding predominately vest over a period ranging from three to five years and were priced at not less than the fair market value of the Company's Common Stock at the date of grant. The weighted average fair value of the stock options granted during fiscal years 1999, 1998 and 1997 was $12.01, $6.27 and $3.57, respectively.

NONEMPLOYEE DIRECTOR STOCK OPTION PLAN. An aggregate of 225,000 shares of Common Stock were reserved for issuance pursuant to this nonqualified stock option plan, adopted April 1993. During the first year an individual was elected as a nonemployee director of the Company, they received a grant of 5,000 nonqualified stock options. In addition, on the first day of each subsequent calendar year, each non-employee director automatically received a grant of an additional 3,000 nonqualified stock options as long as the person is serving as a nonemployee director. Pursuant to this plan, 50% of the options granted will become exercisable on the first anniversary of the date of grant and in two additional installments of 25% on the second and third anniversaries. The exercise prices of options granted under this plan were not less than the fair market value of the Common Stock at the date of grant. The weighted average fair value of the stock options granted during fiscal years 1999, 1998 and 1997 was $14.25, $11.93 and $5.30, respectively.

The fair value of options granted under the Company's stock option plans during fiscal years 1999, 1998 and 1997 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield, expected volatility of approximately 63% to 65%, risk free interest rate of 4.75% to 6.00%, and expected life of 5 to 6 years. The following tables summarize the Company's stock option activity:

INCENTIVE PLAN

                                             EXERCISE      WEIGHTED AVERAGE                WEIGHTED AVERAGE
                                               PRICE        EXERCISE PRICE                  EXERCISE PRICE              AVAILABLE
                                             PER SHARE        PER SHARE       OUTSTANDING      PER SHARE   EXERCISABLE  FOR GRANT
                                            ----------       -----------      ----------      ----------   -----------  -----------
Balance, Fiscal 1996 ...............   $  2.945 -$11.445      $   4.347        2,185,351      $   4.635      927,571     1,600,286
    Granted ........................   $  5.556 -$11.195      $   5.767          759,881             --           --      (759,881)
    Exercised ......................   $  2.945 -$ 7.945      $   4.229         (365,956)            --           --            --
    Canceled .......................   $  2.945 -$ 9.833      $   5.228          (82,136)            --           --        82,136
    Exercisable ....................   $  2.945 -$12.667             --               --             --      386,699            --
                                                                             -----------                  -------------------------
Balance, Fiscal 1997 ...............   $  2.945 -$12.667      $   4.782        2,497,140      $   4.650    1,314,270       922,541
    Granted ........................   $  8.667 -$19.833      $  10.078          633,461             --           --      (633,461)
    Shares designated for grant
       through the plan ............         --                      --               --             --           --     1,350,000
    Exercised ......................   $  2.945 -$ 8.611      $   4.701         (740,114)            --           --            --
    Canceled .......................   $  2.945 -$14.833      $   7.509          (76,699)            --           --        76,699
    Exercisable ....................   $  2.945 -$12.667             --               --             --     (173,819)           --
                                                                             -----------                  -------------------------

Balance, Fiscal 1998 ...............   $  2.945 -$19.833      $   6.187        2,313,788      $   4.767    1,140,451     1,715,779
    Granted ........................   $ 17.875 -$33.187      $  19.483          542,671             --           --      (542,671)
    Exercised ......................   $  2.945 -$18.167      $   5.319         (895,580)            --           --            --
    Canceled .......................   $  3.528 -$29.875      $  13.176          (53,426)            --           --        53,426
    Exercisable ....................   $  2.945 -$19.833             --               --             --     (199,643)           --

                                                                             -----------                  -------------------------
Balance, Fiscal 1999 ...............   $  2.945 -$33.187      $  10.193        1,907,453       $  5.831      940,808     1,226,534
                                                                             -----------                  -------------------------

NONEMPLOYEE DIRECTOR PLAN

                                      EXERCISE       WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                        PRICE         EXERCISE PRICE                 EXERCISE PRICE                   AVAILABLE
                                      PER SHARE         PER SHARE      OUTSTANDING     PER SHARE     EXERCISABLE      FOR GRANT
                                    ------------       -----------     ------------   -----------    -----------      ----------
Balance, Fiscal 1996 .......... $  3.333 -$ 8.445      $    5.225         112,500      $   5.297        64,687          112,500
    Granted ................... $  6.000 -$11.111      $    8.555          40,500             --            --          (40,500)
    Exercised ................. $  3.722 -$ 7.611      $    6.500         (11,813)            --            --
    Canceled .................. $  3.722 -$ 7.611      $    5.490          (6,187)            --            --            6,187
    Exercisable ............... $  3.333 -$ 8.445              --              --             --        34,875               --
                                                                        -----------                  ---------------------------
Balance, Fiscal 1997 .......... $  3.333 -$11.111      $    6.100         135,000      $   5.212        99,562           78,187
    Granted ................... $ 19.167               $   19.167          13,500             --            --          (13,500)
    Exercised ................. $     --               $       --              --             --            --               --
    Canceled .................. $     --               $       --              --             --            --               --
    Exercisable ............... $  3.333 -$11.111              --              --             --        20,250               --
                                                                        -----------                  ---------------------------

Balance, Fiscal 1998 .......... $  3.333 -$19.167      $    7.288        $148,500      $   5.681       119,812           64,687
    Granted ................... $ 23.125               $   23.125           9,000             --            --           (9,000)
    Exercised ................. $     --               $       --              --             --            --               --
    Canceled .................. $     --               $       --              --             --            --               --
    Exercisable ............... $  3.333 -$19.167              --              --             --        16,874               --
                                                                        -----------                  ---------------------------
Balance, Fiscal 1999 .......... $  3.333 -$23.125      $    8.193         157,500       $  6.560       136,686           55,687
                                                                        -----------                  ---------------------------

Additional weighted average information for options outstanding and exercisable as of fiscal year end 1999:

                                                                           OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                                                                       ----------------------------   -------------------------
                                                                       WEIGHTED                                    WEIGHTED
                                                                        AVERAGE          WEIGHTED                   AVERAGE
                                      RANGE OF                          EXERCISE          AVERAGE                   EXERCISE
                                      EXERCISE           NUMBER OF       PRICE           REMAINING    NUMBER OF      PRICE
                                       OFFICE             SHARES       PER SHARE     CONTRACTUAL LIFE   SHARES     PER SHARE
                                     ----------         ---------     -----------    ----------------  --------   -----------
Long-Term
Incentive Plan: ................  $  2.945 -$ 6.000      866,124       $   4.881         6.2 years      718,853    $  4.743
                                  $  6.010 -$18.000      516,170       $   9.663         7.7 years      220,343    $  9.289
                                  $ 18.010 -$33.187      525,159       $  19.476         9.2 years        1,612    $ 18.554
                                                       ---------                                       --------
                                                       1,907,453                                        940,808    $  5.831
                                                       ---------                                       --------
Nonemployee
Director Plan: .................  $  3.333 -$ 6.000       94,500       $   4.524         5.0 years       94,500    $  4.524
                                  $  6.010 -$18.000       40,500       $   9.778         6.0 years       35,436    $  9.587
                                  $ 18.010 -$23.125       22,500       $  20.750         9.4 years        6,750    $ 19.167
                                                       ---------                                       --------
                                                         157,500                                        136,686    $  6.560
                                                       ---------                                       --------

The Company applies Accounting Principles Board Opinion No.25 and related Interpretations in accounting for its stock option plans. No compensation cost has been recognized for the Company's stock option plans because the quoted market price of the Common Stock at the date of the grant was not in excess of the amount an employee must pay to acquire the Common Stock. SFAS No. 123, "Accounting for Stock-Based Compensation," issued by the Financial Accounting Standards Board in 1995, prescribes a method to record compensation cost for stock-based employee compensation plans at fair value. Pro forma disclosures as if the Company had adopted the cost recognition requirements under SFAS No.123 in fiscal years 1999, 1998 and 1997 are presented below.

FISCAL YEAR                                                 1999               1998            1997
    IN THOUSANDS, EXCEPT PER SHARE DATA
    Net income:
       As reported .................................   $     51,826        $   32,161      $  18,942
       Proforma ....................................   $     49,707        $   30,048      $  17,178
    Basic earnings per share:
       As reported .................................   $       1.63        $     1.04      $    0.63
       Proforma ....................................   $       1.56        $     0.97      $    0.57
    Diluted earnings per share:
       As reported .................................   $       1.55        $     0.99      $    0.61
       Proforma ....................................   $       1.49        $     0.92      $    0.55

12. SUPPLEMENTAL CASH FLOW INFORMATION

The following is provided as supplemental information to the consolidated statements of cash flows:

FISCAL YEAR                                                  1999             1998              1997
    IN THOUSANDS
    Cash paid during the year for:
       Interest ...................................... $      402          $     82        $      924
       Income taxes ..................................     27,532            18,388            10,642
    Acquisition of minority interest in subsidiary
       in exchange for common stock ..................         --                --             1,237
    Reduction in income tax payable resulting
       from exercise of employee stock options .......      3,902             1,495               464

13. MAJOR CUSTOMER, SEGMENT AND GEOGRAPHIC INFORMATION

Customers of the Company consist principally of major department stores and specialty retailers located throughout the United States. The most significant customers, individually or considered as a group under common ownership, which accounted for over 10% of net sales for the periods presented, were as follows:

FISCAL YEAR                                                  1999                 1998              1997
    Customer A ............................................    9%                  10%               11%

The Company's majority owned facilities operate primarily in four geographic regions. The Company operates in a single industry, as a designer, developer, marketer and distributor of fashion watches and other accessories, except in the United States where the Company has an additional reportable segment: Stores. Stores consist of the Company's outlet and mall-based retail stores selling the Company's product directly to the consumer. Specific information related the Company's reportable segments and geographic areas are contained in the following table. Intercompany sales of products between geographic areas are referred to as inter-geographic items. These intercompany sales primarily consist of product sales from the Far East into the U.S. and European operations which are priced at cost plus a 5%-8% trade agent commission.

FISCAL YEAR END 1999                                  NET SALES     OPERATING INCOME      LONG-LIVED ASSETS          TOTAL ASSETS
IN THOUSANDS
    United States--exclusive of Stores:                                                      $      24,554         $     144,465
       External customers .....................   $      252,816       $    36,020                      --                    --
       Intergeographic ........................           34,700                --                      --                    --
    Stores ....................................           37,797             4,361                   8,294                24,818
    Europe:                                                                                          2,745                23,099
       External customers .....................           86,714            17,793                      --                    --
       Intergeographic ........................              500                --                      --                    --
    Far East:                                                                                        2,687                74,469
       External customers .....................           34,091            29,662                      --                    --
       Intergeographic ........................          140,800                --                      --                    --
    Japan .....................................            7,516              (387)                    277                 2,513
    Intergeographic items .....................         (176,172)               --                      --                    --
                                                 --------------------------------------------------------------------------------

    Consolidated                                 $       418,762       $   87, 449           $      38,557         $     269,364
                                                 --------------------------------------------------------------------------------

FISCAL YEAR END 1998
    United States--exclusive of Stores:                                                     $       17,851         $     124,133
       External customers .....................   $      188,959       $    22,278                      --                    --
       Intergeographic ........................           25,000                --                      --                    --
    Stores ....................................           26,117             2,658                   5,359                14,941
    Europe:                                                                                          2,028                31,756
       External customers .....................           62,668            10,149                      --                    --
       Intergeographic ........................               --                --                      --                    --
    Far East:                                                                                        2,361                18,245
       External customers .....................           19,192            21,032                      --                    --
       Intergeographic ........................          107,100                --                      --                    --
    Japan .....................................            7,667              (747)                    146                 5,003
    Intergeographic items .....................         (131,960)               --                      --                    --
                                                 --------------------------------------------------------------------------------
    Consolidated                                  $      304,743       $    55,370          $       27,745         $     194,078
                                                 --------------------------------------------------------------------------------

FISCAL YEAR END 1997
    United States--exclusive of Stores:                                                     $       16,837         $      81,817
       External customers .....................   $      148,854       $    18,844                      --                    --
       Intergeographic ........................           20,700                --                      --                    --
    Stores ....................................           20,036             1,558                   4,722                13,941
    Europe:                                                                                          1,965                24,744
       External customers .....................           45,233             2,553                      --                    --
       Intergeographic ........................              800                --                      --                    --
    Far East:                                                                                        2,261                14,333
       External customers .....................           21,214            12,370                      --                    --
       Intergeographic ........................           68,000                --                      --                    --
    Japan .....................................            9,613              (715)                    126                 4,735
Intergeographic items .........................          (89,652)               --                      --                    --
                                                 --------------------------------------------------------------------------------
    Consolidated                                  $      244,798    $       34,610          $       25,911         $     139,570
                                                 --------------------------------------------------------------------------------

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

Kosta N. Kartsotis                          Mark D. Quick                            Alan J. Gold
President,                                  Executive Vice President                 Director
Chief Operating Officer
and Director

Michael W. Barnes                           T. R. Tunnell                            Michael Steinberg
Executive Vice President                    Senior Vice President, Development       Director
and Director                                Chief Legal Officer and Secretary

Richard H. Gundy                            Jal S. Shroff                            Donald J. Stone
Executive Vice President                    Managing Director-                       Director
                                            Fossil East and Director

CORPORATE INFORMATION

Transfer Agent and Registrar                Independent Auditors                     Corporate Counsel
Chase Mellon Shareholder Services LLC       Deloitte & Touche LLP                    Jenkens & Gilchrist
Overpeck Centre                             2200 Ross Avenue                         1445 Ross Avenue
85 Challenger Road                          Dallas, TX 75201                         Dallas, TX 75202
Ridgefield Park, NJ 07760

INTERNET WEB SITE

The Company maintains a web site at the worldwide internet address of www.FOSSIL.com. Certain product, event, press release and collector club information concerning the Company is available at the site.

STOCKHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Stockholders will be held on Wednesday, May 24, 2000, at 4:00 pm at the Company's headquarters, 2280 N. Greenville Ave., Richardson, Texas.

COMPANY INFORMATION

A copy of the Company's Annual Report on Form 10-K and the Annual Report to Stockholders, as filed with the Securities and Exchange Commission, in addition to other Company information, is available to stockholders without charge upon written request to Fossil, Investor Relations, 2280 N. Greenville Ave., Richardson, Texas 75082-4412.


44