Form 10-K, Exhibit 13
period 2000-12-30
FOSSIL INC
filed 2001-03-30
CIK 883569

                                                                      Exhibit 13

APRIL 16, 2001                                                 ANNUAL REPORT #8



                                   FOSSIL

                             ANNUAL REPORT 2000











                                [ILLUSTRATION]















          MANAGEMENT
    DISCUSSION & ANALYSIS ...              FOSSIL COMPANY OVERVIEW

- Understanding the Fossil Brand.        - A brief synopsis of all the products.
- What's in store for the Company?       - Fossil's long-term goal.

----- LOOK INSIDE FOR MORE! ----

                                [ILLUSTRATION]

                          *** SETTING THE STANDARD ***


















                                [ILLUSTRATION]















                            A WATCH FOR EVERY OCCASION
                                       DON'T MISS IT!

                                [ILLUSTRATION]

 ...................  TABLE OF CONTENTS  .....................



           PAGE      4 ...........  COMPANY PROFILE

                                            What kind of company is FOSSIL?
                                            What kind of products does FOSSIL make?




                     5 ...........  FINANCIAL HIGHLIGHTS

                                            Numbers and more Numbers.




                     7 ...........  LETTER TO STOCKHOLDERS

                                            Highlights from 2000




                     8 ...........  COMPANY OVERVIEW

                                            Fossil Products, Other Products




                     11 ..........  MANAGEMENT DISCUSSION AND ANALYSIS

                                            The whole FOSSIL SHABANG!!!




                     24 ..........  FINANCIAL INFORMATION

                                            The numbers you have been wanting to see all year.




                     44 ..........  CORPORATE INFORMATION

                                            Who's Who?


COMPANY PROFILE
--------------------------------------------------------------------------------

FOSSIL IS A DESIGN, DEVELOPMENT, MARKETING AND DISTRIBUTION COMPANY THAT SPECIALIZES IN CONSUMER PRODUCTS PREDICATED ON FASHION AND VALUE.

The Company's principle offerings include an extensive line of fashion watches sold under the FOSSIL and RELIC brands as well as complementary lines of small leather goods, belts, handbags and sunglasses. The Company's products are sold in department stores and specialty retail stores in over 80 countries around the world, in addition to the Company's e-commerce website at www.fossil.com. The Company also offers a line of FOSSIL brand apparel and jeans at 14 Company-owned retail stores and over the Company's website.

                                                                  [ILLUSTRATION]
                                         THE COMPANY DIFFERENTIATES ITS PRODUCTS
                                       FROM THOSE OF ITS COMPETITORS PRINCIPALLY
                                         THROUGH INNOVATIONS IN FASHION DETAILS.

The Company differentiates its products from those of its competitors principally through innovations in fashion details. These innovations include variations in the treatment of watch dials, crystals, cases, straps and bracelets for the Company's watches and innovative treatments and details in its other accessories. An in-house creative services team coordinates product design, packaging, advertising and in-store presentations to more effectively and cohesively communicate to its target markets the themes and images associated with its brands. Brand name development is further enhanced through Company-owned stores as well as the Company's website.

Utilizing several wholly and majority-owned watch assembly facilities and centralized distribution points enables the Company to reduce its inventory risk, increase flexibility in meeting the delivery requirements of its customers and maintain significant cost advantages compared to its competitors. To further leverage the Company's infrastructure, including design, development and production expertise, the Company has entered into license agreements to manufacture, market and sell watches bearing internationally recognized brands of other companies as well as design and develop private label products for some of the most distinguished companies in the world.


           [GRAPH - NET SALES]               [GRAPH - OPERATING INCOME]


           [GRAPH - NET INCOME]              [GRAPH - STOCKHOLDERS' EQUITY]


4                                                      FOSSIL ANNUAL REPORT 2000

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------





FISCAL YEAR                                 2000          1999            1998        1997       1996
IN THOUSANDS, EXCEPT PER SHARE DATA         ----          ----            ----        ----       ----
Net sales ..............................  $504,285      $418,762        $304,743    $244,798   $205,899
Gross profit ...........................   255,746       212,887         150,504     117,528     98,038
Operating income .......................    93,821        87,449          55,370      34,610     24,373
Income before income taxes .............    94,717        87,841          54,729      32,151     23,040
Net income .............................    55,883        51,826          32,161      18,942     13,591
Basic earnings per share (1) ...........      1.76          1.63            1.04        0.63       0.46
Diluted earnings per share (1) .........      1.71          1.55            0.99        0.61       0.45


Weighted average common shares
outstanding:
    Basic shares (1) ...................    31,689        31,900          31,054      30,203     29,675
    Diluted shares (1) .................    32,675        33,428          32,586      31,250     30,101


Working capital ........................  $169,792      $155,198        $109,040    $ 70,603   $ 59,861
Total assets ...........................   307,591       269,364         194,078     139,570    118,978
Long-term debt .........................        --            --              --          --      4,350
Stockholders' equity ...................   220,699       191,197         134,919      95,263     74,568
Return on average stockholders' equity..     26.9%         32.2%           29.3%       23.1%      20.3%


(1) All share and per share data has been adjusted to reflect three-for-two stock splits effected in the form of a stock dividend paid August,17 1999 and April 8, 1998.

STOCK INFORMATION

The Company's common stock prices are published daily in The Wall Street Journal and other publications under the Nasdaq National Market Listing. The stock is traded under the ticker symbol "FOSL." The following are the high and low sale prices of the Company's stock per the Nasdaq National Market. All share data has been adjusted to reflect the three-for-two stock split effected in the form of a stock dividend paid on August 17, 1999. Stock prices have been adjusted in certain cases to the nearest traded amount.



                               2000                                1999
                               ----                                ----
                       HIGH              LOW               HIGH              LOW
First quarter     $   26.750         $  15.813         $  23.667         $  17.833
Second quarter        25.125            16.625            33.583            17.250
Third quarter         20.500            11.563            36.583            26.333
Fourth quarter        16.438            10.500            30.625            18.750



                                 [ILLUSTRATION]

FOSSIL ANNUAL REPORT 2000                                                      5

                                 [ILLUSTRATION]


The Company's principle offerings include an extensive line of fashion watches sold under the FOSSIL and RELIC brands as well as complementary lines of small leather goods, belts, handbags and sunglasses. The Company's products are sold in department stores and specialty retail stores in over 80 countries around the world, in addition to the Company's e-commerce website at www.fossil.com. The Company also offers a line of FOSSIL brand apparel and jeans at 14 Company-owned retail stores and over the Company's website.

                           LETTER TO THE STOCKHOLDERS
--------------------------------------------------------------------------------

Dear Stockholders,

We are pleased to report that FOSSIL continued to deliver record setting financial performance in 2000. While achieving one-half billion dollars in sales at an enviable operating margin was satisfying, we view our mission as having only just begun.

[ILLUSTRATION]

In 2000, FOSSIL brand products continued to appeal to youthful-minded consumers who shop in upscale department, specialty and jewelry stores around the world. During the year, we experienced nice growth and geographic diversification in an already large FOSSIL watch business. We also were excited to see our less mature FOSSIL branded accessories businesses grow rapidly. This growth reinforces our belief that the business practices and branding strategies that were developed for watches work well with other product classifications. In fact, it was a tremendous year for the expansion of the FOSSIL brand around the world.

Some other highlights from 2000 include:

- Our retail customers enjoyed increased business in FOSSIL products as evidenced by their more rapid inventory turnover rate.

- Our retail businesses expanded by leaps and bounds led by nice increases in FOSSIL handbags and other leather goods.

- We expanded our international business with additional distribution of FOSSIL products, new joint venture relationships and increased sales of EMPORIO ARMANI and DKNY licensed watches.

- RELIC continued to further establish itself as a leading watch brand in national department stores, demonstrating the potential for further growth, both within watches and other product categories.

- Our launch of DKNY and DIESEL watches further expanded our ability to capture market share of watch businesses both domestically and internationally.

- We introduced FOSSIL branded apparel in Company-owned stores and over our website capitalizing on the strength of the FOSSIL brand.

- We dramatically improved our capacity to handle further growth by investing heavily in operating systems, management, web technology and a wide array of other tools that will be necessary in the future.

- We continued to improve our website, adding additional portals and achieving nice internet sales growth in watches, accessories and apparel.

- We successfully tested a number of new initiatives, including FOSSIL branded jewelry in Germany, enabling us to continue pursuing new avenues for growth.

- Our Special Markets group continued to expand as we increased our sales and added to our base of associated distributors.

- Our joint venture company, SII Marketing International, made great strides during its first year establishing key relationships with mass market and chain department store customers offering both licensed and owned-brand watches.

[ILLUSTRATION]

The profitability, diversification and overall strength of our Company are attributable to many things. Obviously, at the top of this list are the incredible people from all over the world who have dedicated their professional lives to this Company. Without their wellspring of energy, immense talent and strong sense of teamwork, our quest for the next half billion dollars in sales might seem daunting. Our ability to create and grow effective partnerships with world class retailers, suppliers, licensors and other third parties continues to contribute to the strength of our Company. For all these reasons, we believe our Company is uniquely positioned to capture increased market share, earnings per share and mind-share of a generation of consumers who have embraced, and should continue to embrace, our brands and our products.

As always, we will do our best to deliver continued sales and earnings growth to our stockholders while, at the same time, strategically building the necessary infrastructure and pursuing new ideas that will provide future growth with a level of profitability that is worthy of your investment in FOSSIL.

Sincerely,

/s/ Tom Kartsotis                /s/ Kosta Kartsotis

Tom Kartsotis                    Kosta Kartsotis
Chairman of the Board            President & Chief
                                 Executive Officer


FOSSIL ANNUAL REPORT 2000                                                      7

COMPANY OVERVIEW

THE COMPANY'S LONG-TERM GOAL IS TO CAPITALIZE ON THE STRENGTH OF THE GROWING CONSUMER RECOGNITION OF THE FOSSIL AND RELIC BRANDS AND TO CAPTURE AN INCREASING SHARE OF A GROWING NUMBER OF MARKETS BY PROVIDING CONSUMERS WITH FASHIONABLE, HIGH QUALITY, VALUE-DRIVEN PRODUCTS. THE FOSSIL BRAND CONTINUED TO BE ONE OF THE LEADING FASHION WATCH BRANDS IN 2000, WHILE CONTINUING TO GAIN MOMENTUM IN SALES OF NON-WATCH PRODUCTS AND INCREASED BRAND PRESENCE GLOBALLY.


                                  FOSSIL
--------------------------------------------------------------------------------
                              -  PRODUCTS -


WATCHES:

The FOSSIL watch brand continued to build market share in department stores and specialty stores in 2000, with FOSSIL BLUE, ARKITEKT (formerly STEEL) and F2 representing the core product offerings. The Company also launched the FOREVER line under the F2 umbrella that is targeted at a younger female demographic. During 2000, the Company began utilizing stainless steel cases and bracelets in the FOSSIL BLUE and F2 collection, further enhancing the quality of the line.

LEATHER GOODS AND SUNWEAR:

The leather division continued to exhibit strong sales growth in 2000 with sales increases of over 40% for the second consecutive year. Handbags continued to be the driver in this product category, gaining market share at retail and further enhancing the visibility and sales of the other accessory categories. Sales were also enhanced by the growth of the Company's RELIC brand leather goods. The Company also offers an extensive line of FOSSIL brand sunwear. In 1999, the Company introduced a line of FOSSIL optical frames.

--------------------------------------------------------------------------------

[LOGO]

APPAREL:

In 2000, the Company introduced a line of FOSSIL brand apparel products. The line consists of casual wear and jeans and is available at 14 FOSSIL retail stores and over the Company's website at www.fossil.com.8


8                                                      FOSSIL ANNUAL REPORT 2000

                                 OTHER PRODUCTS

RELIC PRODUCTS:

RELIC brand watches continued to gain market share in the leading national and regional chain department stores and specialty stores in 2000 with sales growth of over 30%. The success of RELIC watches and the increased brand recognition has provided the opportunity to extend the RELIC brand to other categories of fashion accessories including handbags, small leather goods and belts.

--------------------------------------------------------------------------------

INTERNATIONAL SALES:

Increasing demand for FOSSIL products worldwide, coupled with the expansion of the EMPORIO ARMANI licensed line and the introduction of DKNY, helped broaden the Company's business around the world. The Company also introduced a line of FOSSIL brand jewelry in Germany in 2000 that received a very favorable response at retail. The FOSSIL brand is available in over 80 countries around the world through the Company's subsidiary operations, joint ventures and a network of 47 independent distributors. International distribution continues to offer an excellent growth opportunity for the Company in 2001.

--------------------------------------------------------------------------------

LICENSED BRANDS:

The Company's licensed watch business continued to gain momentum with the highly successful launch of the DKNY line in the spring of 2000 with sales exceeding $32 million worldwide. Sales and distribution of EMPORIO ARMANI OROLOGI, a line of watches featuring distinctive interpretations and retro and modern designs, continued to grow worldwide. In 2000, the Company also introduced a line of DIESEL brand watches pursuant to a worldwide license agreement.

-------------------------------------------------------------------------------

FOSSIL STORES:

The Company operated 18 accessory stores in the U.S. at the end of 2000 and plans to add 2 new locations during 2001. The FOSSIL retail stores continue to provide an exciting format in which to display the Company's increasing product assortment and to convey the FOSSIL brand image. During 2000, the Company opened two retail stores in the United Kingdom at Bluewater Mall and in Covent Garden. In the third quarter, the Company opened the first of 14 jeans wear stores and plans to add 5 new locations during 2001. These stores offer a line of FOSSIL casual wear and jeans in addition to the Company's watches and fashion accessories. The Company also operated 39 outlet stores coast-to-coast at the end of 2000 and plans to add 4 new locations during 2001. The outlet stores allow the Company to control the timely liquidation of discontinued styles while maintaining the integrity of the FOSSIL brand.

-------------------------------------------------------------------------------

PRIVATE LABEL AND PREMIUMS:

In addition to building its own brands, the Company also designs and manufactures private label products for some of the most prestigious companies in the world, including national retailers, entertainment companies and theme restaurants. The Company continues to expand its core private label watch business as well as integrate other product categories such as leather goods and sunglasses. The Company utilizes its sourcing, design and development expertise to support these comprehensive incentive programs. In addition, the Company has established a joint venture company that is responsible for the sales, marketing and distribution of watches to mass market retailers and chain department stores offering both licensed and owned-brand watches.

                                 [ILLUSTRATION]

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

  THE COMPANY'S SUCCESSFUL EXPANSION OF ITS PRODUCT LINES WORLDWIDE AND LEVERAGING OF ITS INFRASTRUCTURE HAVE CONTRIBUTED TO ITS INCREASING NET SALES AND OPERATING PROFITS.

  THE COMPANY IS A LEADER IN THE DESIGN, DEVELOPMENT, MARKETING AND DISTRIBUTION OF CONTEMPORARY, HIGH QUALITY FASHION WATCHES, ACCESSORIES AND APPAREL.


The FOSSIL brand name was developed by the Company to convey a distinctive fashion, quality and value message and a brand image reminiscent of "America in the 1950s" that suggests a time of fun, fashion and humor.

Since its inception in 1984, the Company has grown from its original flagship FOSSIL watch product into a Company offering a diversified range of accessories and apparel. The Company's current product offerings include an extensive line of fashion watches sold under the FOSSIL and RELIC brands, complementary lines of small leather goods, belts, handbags, sunglasses and FOSSIL brand apparel. In addition to developing its own brands, the Company leverages its development and production expertise by designing and manufacturing private label and licensed products for some of the most prestigious companies in the world, including national retailers, entertainment companies and fashion designers.

The Company's products are sold primarily to department stores and specialty retail stores in over 80 countries worldwide through Company-owned foreign sales subsidiaries and through a network of 47 independent distributors. The Company's foreign operations include a presence in Asia, Australia, Canada, the Caribbean, Europe, Central and South America and the Middle East. In addition, the Company's products are offered at Company-owned retail locations throughout the United States, in Company-owned and independently-owned, authorized FOSSIL retail stores in certain international markets and at retail locations in major airports and on cruise ships. The Company's successful expansion of its product lines worldwide and leveraging of its infrastructure have contributed to its increasing net sales and operating profits.

COMPANY HIGHLIGHTS

OVERALL

- For the past 18 consecutive quarters ended December 30, 2000, the Company has achieved increased earnings per share in comparison to the previous year's comparable periods.

- Fiscal year 2000 marked the third consecutive year in which the Company's net sales increased at a rate in excess of 20% over the comparable year.

- The Company's international operations continued to grow as a result of the acquisition of the Company's former U.K. distributor in September of 1999, continued strong market penetration in Germany and further expansion of its export business.

- Net sales from the Company's international operations increased just under 20% over 1999. If not for the impact of a strong U.S. dollar against the Euro, this increase would have been in excess of 30%.

- During fiscal year 2000, the Company utilized approximately $29 million of its cash balances to acquire over 2 million shares of its common stock through open market purchases.

   PRODUCTS

- The Company's FOSSIL BLUE, ARKITEK (formerly STEEL) and F2 watch lines continue to represent the majority of FOSSIL brand watch sales. With significant decreases in the FOSSIL BIG TIC category during 2000, FOSSIL BLUE, ARKITEK and F2 were the catalyst for continued net sales increases of FOSSIL branded watches.

- The Company introduced its FOREVER line of watches, an extension of its F2 line, that targets a younger female demographic. Additionally, the Company will be further expanding its F2 line by introducing more contemporary styles during 2001.

- The Company continued to enhance its licensed product business with the introduction and launch of its DKNY and DIESEL watch lines during 2000. DKNY, launched in the spring, became one of the Company's most successful licensed brand launches in terms of net sales, exceeding $32 million worldwide in its first year.

- RELIC brand watches, the Company-owned brand sold in leading national and regional chain department stores and specialty stores, continued to gain market share with net sales growing over 30% in 2000. The success of RELIC watches and increasing brand name recognition continues to provide avenues of growth for RELIC leather accessories as well.

- During the fourth quarter, the Company announced the test of a line of FOSSIL brand jewelry in Germany. This line was successfully tested in 230 doors over the 2000 holiday season and is expected to rollout to several hundred additional doors in the spring of 2001.

- The Company continued to position itself as a leader in leather products, with net sales of the Company's leather product category increasing over 40% for the second consecutive year. Increases occurred across all product categories and were further enhanced by the growth in RELIC branded products.

- The Company believes its ability to continue to introduce new watch products utilizing various technologies and metal treatments allows it to stay abreast of fashion trends developing within the market. During 2000, the Company began utilizing stainless steel cases and bracelets within its FOSSIL BLUE and F2 lines that historically have incorporated brass componentry and anticipates that by the end of 2001, most watches will incorporate stainless steel componentry.

                                                          CONTINUED ON NEXT PAGE

FOSSIL ANNUAL REPORT 2000                                                     11

   RETAIL LOCATION EXPANSION

- The Company operated 20 FOSSIL retail accessory stores at the end of 2000 including two new stores that were opened in the U.K. during the fourth quarter of 2000. The accessory stores, generally located in high volume, international destination-type malls, allow the Company to test new product introductions and enhance the FOSSIL brand name. The Company opened four and eight accessory stores in 2000 and 1999, respectively.

- During the second half of 2000, the Company launched FOSSIL brand apparel by opening 14 new retail jeans wear stores. These stores are approximately twice the size of the Company's accessory stores and combine the traditional accessory offerings with casual wear and jeans wear.

- The Company operated 39 FOSSIL outlet stores at the end of 2000. The Company opened an additional six outlet stores in 2000 and five stores in 1999.


RESULTS OF OPERATIONS


The following table sets forth for the periods indicated: (i) the percentage of the Company's net sales represented by certain line items from the Company's consolidated statements of income and (ii) the percentage changes in these line items between the years indicated.

                                                           PERCENTAGE                   PERCENTAGE
                                                             CHANGE                       CHANGE
                                                              FROM                         FROM
FISCAL YEAR                                    2000           1999           1999          1998           1998
                                               ----           ----           ----          ----           ----

Net sales.............................        100.0%          20.4%         100.0%         37.4%         100.0%
Cost of sales.........................         49.3           20.7           49.2          33.5           50.6
                                              -----                         -----                        -----
Gross profit..........................         50.7           20.1           50.8          41.4           49.4
Operating expenses....................         32.1           29.1           29.9          31.9           31.2
                                              -----                         -----                        -----
Operating income......................         18.6            7.3           20.9          57.9           18.2
Interest expense......................          --             9.4            --          (44.5)           0.1
Other income (expense)--net...........          0.2          101.2            0.1         218.5           (0.1)
                                              -----                         -----                        -----
Income before income taxes............         18.8            7.8           21.0          60.5           18.0
Income taxes..........................          7.7            7.8            8.6          59.6            7.4
                                              -----                         -----                        -----
Net income............................         11.1%           7.8%          12.4%         61.1%          10.6%
                                              -----                         -----                        -----

The following table sets forth certain components of the Company's consolidated net sales and the percentage relationship of the components to consolidated net sales for the fiscal year indicated:

                                         AMOUNT IN MILLIONS                          PERCENT OF TOTAL
                                 ----------------------------------          ---------------------------------
Fiscal Year                      2000           1999           1998          2000          1999           1998
                                 ----           ----           ----          ----          ----           ----
International:
Europe..................     $   99.5       $  86.7       $   62.7           19.7%         20.7%          20.6%
Other...................         53.3          41.6           26.9           10.6           9.9            8.8
                                -----         -----          -----          -----         -----          -----
  Total international...        152.8         128.3           89.6           30.3          30.6           29.4

Domestic:
Watch products..........        202.7         180.7          137.0           40.2%         43.2%          45.0%
Other products..........         99.0          72.1           52.0           19.6          17.2           17.0
                                -----         -----          -----          -----         -----          -----
  Total.................        301.7         252.8          189.0           59.8          60.4           62.0
Stores..................         49.8          37.7           26.1            9.9           9.0            8.6
                                -----         -----          -----          -----         -----          -----
  Total domestic........        351.5         290.5          215.1           69.7          69.4           70.6
                                -----         -----          -----          -----         -----          -----

  Total net sales.......     $  504.3       $ 418.8       $  304.7          100.0%        100.0%         100.0%
                                -----         -----          -----          -----         -----          -----



12                                                                                    CONTINUED ON PAGE FIFTEEN


                                 [ILLUSTRATION]

                                 [ILLUSTRATION]

THE MARCH 2000 LAUNCH AND CONTINUED ROLLOUT OF THE COMPANY'S LICENSED BRAND LINE OF DKNY WATCHES, DOUBLE-DIGIT GROWTH OF THE COMPANY'S FOSSIL WATCH BRAND AND CONTINUED MARKET PENETRATION OF THE COMPANY'S RELIC WATCH BRAND FUELED WATCH SALES DURING THE YEAR. FISCAL 1999 COMPARED TO FISCAL 1998


FISCAL 2000 COMPARED TO FISCAL 1999

NET SALES. Net sales increases were primarily impacted by volume increases from the Company's international and domestic watch sales, domestic leather product sales and from an increase in the number of Company-owned retail stores over the prior year. The March 2000 launch and continued rollout of the Company's licensed brand line of DKNY watches, double-digit growth of the Company's FOSSIL watch brand and continued market penetration of the Company's RELIC watch brand fueled watch sales during the year. Increased sales volumes in the Company's leather product offerings were led by continued growth in handbags, women's small leather goods and men's belts. Additionally, continued expansion of RELIC leather products contributed to the overall growth in the Company's leather group. Expansion in both Company-owned retail and outlet stores, including the opening of 14 jeans wear retail stores during the second half of the year, and increases in same store sales in the Company's accessory stores also positively impacted sales. Management believes that sales volume growth will continue in 2001 with nearly all product lines and geographic regions contributing as a result of continued expansion from new and existing product lines.

GROSS PROFIT. Gross profit margins remained relatively stable at 50.7% for 2000 compared to 50.8% in 1999. Adversely effecting the Company's gross margins throughout the year were foreign currency valuation changes relating to a strong U.S. dollar against the Euro. The average Euro rate declined approximately 13% from 1999 levels resulting in overall gross profit margins being lower by slightly less than one percent. Gross profit margins were also adversely effected by an increase in sales mix related to the Company's leather products that generally carry lower gross profit margins than the Company's consolidated average. Positively impacting gross profit margins were a higher sales mix of licensed watches and retail sales from Company-owned stores as well as internet sales, all of which generally carry higher gross profit margins than the Company's consolidated average. Management anticipates 2001 gross profit margins to be equal to or slightly less than the levels achieved in 2000.

OPERATING EXPENSE. Operating expense increases were a result of variable expenses associated with increased sales volumes, costs associated with expanding the Company's operating infrastructure and increased advertising expenditures. As a percentage of net sales, operating expenses increased over 1999 levels by 2%. The infrastructure costs included higher payroll and personnel-related expenses, store opening and operating expenses and warehouse and distribution related expenses. Increased advertising expenditures were primarily related to expansion of the Company's leather handbag fixturing program at department stores, web-based advertising and additional internet stores sights. As a majority of the infrastructure costs discussed above were added in the second half of 2000, management believes operating expenses, as a percentage of net sales, will increase during the first half of 2001 while leveling off toward the back half of the year. As a result management expects operating income as a percentage of net sales to decrease from the level experienced in 2000.

OTHER INCOME (EXPENSE). Other income (expense) primarily reflects interest income from cash investments, royalty income, minority interests in the earnings (loss) of the Company's majority-owned subsidiaries and equity in the earnings (loss) of its non-consolidated joint ventures. During 2000, other income (expense) increased favorably as interest and royalty income earned exceeded minority interest expense and equity in the losses of the Company's joint ventures.


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

INCREASED SALES VOLUMES IN THE COMPANY'S LEATHER PRODUCT OFFERINGS WERE LED BY CONTINUED GROWTH IN HANDBAGS, WOMEN'S SMALL LEATHER GOODS AND MEN'S
BELTS.

                                [ILLUSTRATION]



                                                  CONTINUED ON NEXT PAGE     15

[ILLUSTRATION]

OTHER INCOME (EXPENSE). Other income (expense)-net typically reflects interest income from cash investments and the minority interests in the profit (loss) of the Company's majority-owned operations. The change in other income (expense) was favorable in 1999 as increases in interest income and royalty revenues from licensing the FOSSIL brand offset increases in the minority interest share of profits and additional foreign currency losses, due mainly to the strength of the U.S. dollar. These favorable changes were mitigated by an increase in the minority interests of the Company's majority-owned operations.


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


FOREIGN CURRENCY RISK

As a multinational enterprise, the Company is exposed to changes in foreign currency exchange rates. The Company employs a variety of practices to manage this market risk, including its operating and financing activities, and where deemed appropriate, the use of derivative financial instruments. Forward contracts have been utilized by the Company to mitigate foreign currency risk. The Company's most significant foreign currency risk relates to the Euro, British Pound and Japanese Yen. The Company uses derivative financial instruments only for risk management purposes and does not use them for speculation or for trading. There were no significant changes in how the Company managed foreign currency transactional exposure during 2000 and management does not anticipate any significant changes in such exposures or in the strategies it employs to manage such exposure in the near future.


LIQUIDITY AND CAPITAL RESOURCES

The Company's business operations historically have not required substantial cash needs during the first several months of its fiscal year. Generally, starting in the second quarter the Company's cash needs begin to increase and typically reach their peak in the September-November time frame. Cash flow generated by the Company's operating activities has generally funded the Company's cash requirements and capital expenditures. Cash generated from operating activities exceeded $40 million and $61 million during 2000 and 1999, respectively. Historically, the Company's primary capital requirements have been for working capital, investing activities associated with the expansion of its office and distribution facilities, international growth, systems development and expansion of Company-owned stores.

During 2000, the Board of Directors authorized the Company to repurchase up to 2,500,000 shares of its common stock on the open market. Under this authorization and a previous authorization, the Company purchased 2,039,400 shares at an aggregate cost of approximately $28.7 million. As of December 30, 2000 the Company had availability to repurchase up to approximately 700,000 additional shares pursuant to previous authorizations.

THE COMPANY'S FINANCIAL POSITION REMAINS EXTREMELY STRONG WITH WORKING CAPITAL OF $169.8 MILLION AT THE END OF 2000.

In addition to cash used for working capital purposes and the share buyback, significant cash expenditures were utilized for investing activities, including the cost associated with the construction of 23 Company-owned stores. Management anticipates capital expenditure obligations associated with its Company-owned stores to decrease during 2001 as fewer stores are planned to be opened during the year. During 1999, cash used for investing activities were primarily related to enhancements to the Company's computer systems to address potential Year 2000 issues, the construction costs for additional Company-owned stores and the construction of additional office space. Management believes cash used for investing activities for 2001 may exceed 2000 levels as the Company is planning to acquire a 500,000 square foot warehouse and distribution facility that will allow it to centralize three facilities currently being utilized for such purposes. The facility is scheduled for completion in late 2001 or early 2002 and the total cost for this facility and related equipment and systems is expected to be approximately $25 million.

The Company's financial position remains extremely strong with working capital of $169.8 million at the end of 2000 compared with $155.2 million at the end of 1999. The Company has net cash balances (defined as cash and cash equivalents plus short-term investments less current notes payable) of $85.7 million at the end of 2000 compared to $96.7 million at the end of 1999. If not for the $28.7 million used to acquire the Company's common stock during the year, net cash balances would have grown to $114.4 million, an 18% increase above 1999 levels. Short-term credit facilities totaling $43 million are available to the Company for working capital needs and other general corporate purposes of which $5.1 million was outstanding at the end of 2000. The Company believes that internally generated funds from operations, existing cash balances and its short-term credit facility will be sufficient to satisfy its cash requirements.


FORWARD-LOOKING STATEMENTS

Included within management's discussion and analysis of the Company's operating results and this annual report, "forward-looking statements" were made within the meaning of the Private Securities Litigation Reform Act of 1995 regarding expectations for fiscal 2001. The actual results may differ materially from those expressed by these forward-looking statements. Significant factors that could cause the Company's 2001 operating results to differ materially from management's current expectations include, among other items, significant changes in consumer spending patterns or preferences, competition in the Company's product areas, international in comparison to domestic sales mix, changes in foreign currency valuations in relation to the United States dollar, principally the Euro, British Pound and Japanese Yen, an inability of management to control operating expenses in relation to net sales without damaging the long-term direction of the Company and the risks and uncertainties set forth in the Company's current report on Form 8-K dated March 30, 1999.


                                 [ILLUSTRATION]

SELECTED QUARTERLY
FINANCIAL DATA

The table below sets forth selected quarterly financial information. The information is derived from the unaudited consolidated financial statements of the Company and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.


FISCAL YEAR 2000                                         1ST QTR        2ND QTR        3RD QTR         4TH QTR
                                                         -------        -------        -------         -------
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
Net sales........................................       $103,569        $113,393       $128,064       $159,259
Gross profit.....................................         53,659          56,560         63,691         81,836
Operating expenses...............................         32,500          36,108         41,302         52,015
Operating income.................................         21,159          20,452         22,389         29,821
Income before income taxes.......................         21,405          20,249         22,845         30,218
Provision for income taxes.......................          8,777           8,301          9,367         12,389
Net income.......................................         12,628          11,948         13,478         17,829
Basic earnings per share.........................           0.39            0.37           0.42           0.59
Diluted earnings per share.......................           0.38            0.36           0.41           0.57
Gross profit as a percentage of net sales........           51.8%          49.9%           49.7%          51.4%
Operating expenses as a percentage of net sales..           31.4%          31.9%           32.2%          32.7%
Operating income as a percentage of net sales....           20.4%          18.0%           17.5%          18.7%

FISCAL YEAR 1999                                         1ST QTR         2ND QTR        3RD QTR         4TH QTR
                                                         -------         -------        -------         -------
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
Net sales.......................................         $83,277         $90,271       $104,831       $140,383
Gross profit....................................          42,672          44,750         52,638         72,827
Operating expenses..............................          24,795          27,991         30,324         42,328
Operating income................................          17,877          16,759         22,314         30,499
Income before income taxes......................          17,711          16,692         22,256         31,182
Provision for income taxes......................           7,280           6,826          9,125         12,784
Net income......................................          10,431           9,866         13,131         18,398
Basic earnings per share........................            0.34            0.31           0.41           0.57
Diluted earnings per share......................            0.32            0.29           0.39           0.55
Gross profit as a percentage of net sales.......            51.2%           49.6%          50.2%          51.9%
Operating expenses as a percentage of net sales.            29.8%           31.0%          28.9%          30.2%
Operating income as a percentage of net sales...            21.5%           18.6%          21.3%          21.7%


While the majority of the Company's products are not seasonal in nature, a significant portion of the Company's net sales and operating income are generally derived in the second half of the year. The Company's fourth quarter, which includes the Christmas season, on average generates in excess of 30% of the Company's annual operating income. The amount of net sales and operating income generated during the first quarter is affected by the levels of inventory held by retailers at the end of the Christmas season, as well as general economic conditions and other factors beyond the Company's control. In general, lower levels of inventory at the end of the Christmas season may have a positive impact on the Company's net sales and operating income in the first quarter as a result of higher levels of restocking orders placed by retailers. Management currently believes that the Company's inventory levels at its major customers at the end of the 2000 were not substantially above or below targeted levels and therefore should not significantly impact retailers restocking orders in the first quarter of 2001.

As the Company increases the number of Company-owned stores, it would generally amplify the Company's seasonality by decreasing the Company's operating income in the first half of the year while increasing operating income during the second half of the year. In addition, new product line launches would generally augment the sales levels in the quarter the product launch takes place. The results of operations for a particular quarter may also vary due to a number of factors, including retail, economic and monetary conditions, timing of orders or holidays and the mix of products sold by the Company.





18                               END OF MANAGEMENT DISCUSSION & ANALYSIS SECTION

                               [CLASSIFIED PAGE]

[ILLUSTRATION]

FOSSIL ART GALLERY

The extraordinary talent pool in Fossil's in-house design studio has created the FOSSIL Annual Report since our first Annual Report in 1994. From the first designer hired in 1988 until today, nearly one hundred professionals have designed the watches, photographed the product, dreamed up the tins, printed the posters, painted the murals and scanned the images; staying up all night with tireless passion. Our award-winning studio is recognized worldwide as one of the finest anywhere. This wealth of talent is at the heart of FOSSIL.

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]

FINANCIAL INFORMATION                                                     [LOGO]

INDEPENDENT AUDITORS' REPORT

TO THE DIRECTORS AND STOCKHOLDERS OF FOSSIL, INC.:

We have audited the accompanying consolidated balance sheets of Fossil, Inc. and subsidiaries as of December 30, 2000 and January 1, 2000 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fossil, Inc. and subsidiaries at December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Dallas, Texas
February 19, 2001

REPORT OF MANAGEMENT

The accompanying consolidated financial statements and other information contained in this Annual Report have been prepared by management. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based upon our best estimates and judgements.

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

The Audit Committee of the Board of Directors is composed of certain of the Company's outside directors, and is responsible for selecting the independent auditing firm to be retained for the coming year. The Audit Committee meets periodically with the independent auditors, as well as with management, to review internal accounting controls and financial reporting matters. The independent auditors also meet privately on occasion with the Audit Committee, to discuss the scope and results of their audits and any recommendations regarding the system of internal accounting controls.

/s/ Kosta Kartsotis

Kosta Kartsotis
President and
Chief Executive Officer

/s/ Mike Kovar

Mike Kovar
Senior Vice President,
Chief Financial Officer and Treasurer


24                                               FOSSIL ANNUAL REPORT 2000

[ILLUSTRATION]

CONSOLIDATED BALANCE SHEETS


                                                                      DECEMBER 30,     JANUARY 1,
                                                                         2000             2000
                                                                         ----             ----
DOLLARS IN THOUSANDS
Assets
Current assets:
    Cash and cash equivalents ..................................       $  79,501        $  90,908
    Short-term marketable investments ..........................          11,312           10,870
    Accounts receivable-net ....................................          62,876           51,399
    Inventories ................................................          81,118           63,029
    Deferred income tax benefits ...............................           7,779            6,769
    Prepaid expenses and other current assets ..................          10,245            7,832
                                                                       --------------------------
       Total current assets ....................................         252,831          230,807

Investments in joint ventures ..................................           5,935            3,849
Property, plant and equipment-net ..............................          42,252           28,603

Intangible and other assets ....................................           6,573            6,105
                                                                       --------------------------
       Total assets ............................................       $ 307,591        $ 269,364
                                                                       --------------------------

Liabilities and Stockholders' Equity
Current liabilities:

    Notes payable ..............................................       $   5,107        $   5,043
    Accounts payable ...........................................          18,325           11,870
    Accrued expenses:
       Co-op advertising .......................................          14,320           15,191
       Compensation ............................................           6,179            4,617
       Other ...................................................          19,145           21,493
    Income taxes payable .......................................          19,964           17,395
                                                                       --------------------------
       Total current liabilities ...............................          83,040           75,609
                                                                       --------------------------

Commitments (Note 10)
Minority interest in subsidiaries ..............................           3,852            2,558
Stockholders' equity:
    Common stock, 30,136,824 and 32,107,270
       shares issued, respectively .............................             301              321
    Additional paid-in capital .................................          14,214           41,774
    Retained earnings ..........................................         208,429          153,569
    Accumulated other comprehensive loss .......................          (2,245)          (3,259)
    Treasury stock at cost, none and 59,572 shares, respectively              --           (1,208)
                                                                       --------------------------
       Total stockholders' equity ..............................         220,699          191,197
                                                                       --------------------------
       Total liabilities and stockholders' equity ..............       $ 307,591        $ 269,364
                                                                       --------------------------


         See notes to consolidated financial statements

                                       [ILLUSTRATION]

                                                                          [LOGO]

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME


FISCAL YEAR                                                                        2000                 1999                 1998
                                                                                   ----                 ----                 ----
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
Net sales ..........................................................             $504,285             $418,762             $304,743
Cost of sales ......................................................              248,539              205,875              154,239
                                                                              -----------------------------------------------------
Gross profit .......................................................              255,746              212,887              150,504
Operating expenses:
    Selling and distribution .......................................              123,407               95,349               71,720
    General and administrative .....................................               38,518               30,089               23,414
                                                                              -----------------------------------------------------
       Total operating expenses ....................................              161,925              125,438               95,134
                                                                              -----------------------------------------------------
Operating income ...................................................               93,821               87,449               55,370
Interest expense ...................................................                  128                  117                  211
Other income (expense)--net ........................................                1,024                  509                 (430)
                                                                              -----------------------------------------------------
Income before income taxes .........................................               94,717               87,841               54,729
Provision for income taxes .........................................               38,834               36,015               22,568
                                                                              -----------------------------------------------------
    Net income .....................................................             $ 55,883             $ 51,826             $ 32,161
                                                                              -----------------------------------------------------

Other comprehensive income (loss):
    Currency translation adjustment ................................                  827               (1,658)               1,181
    Unrealized gain (loss) on marketable investments ...............                  187                 (564)                  --
                                                                              -----------------------------------------------------
       Total comprehensive income ..................................             $ 56,897             $ 49,604             $ 33,342
                                                                              -----------------------------------------------------

Earnings per share:
    Basic ..........................................................             $   1.76             $   1.63             $   1.04
                                                                              -----------------------------------------------------
    Diluted ........................................................             $   1.71             $   1.55             $   0.99
                                                                              -----------------------------------------------------
Weighted average common shares outstanding:
    Basic ..........................................................           31,689,036           31,900,024           31,054,041
                                                                              -----------------------------------------------------
    Diluted ........................................................           32,674,604           33,428,153           32,586,096
                                                                              -----------------------------------------------------


                   See notes to consolidated financial statements



                                   [ILLUSTRATION]

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

DOLLARS IN THOUSANDS

                                                                                            ACCUMULATED OTHER
                                                                                        COMPREHENSIVE INCOME (LOSS)
                                           COMMON STOCK                               ------------------------------
                                      ---------------------  ADDITIONAL               CUMULATIVE    UNREALIZED LOSS
                                                      PAR      PAID-IN    RETAINED    TRANSLATION    ON MARKETABLE
                                        SHARES       VALUE     CAPITAL    EARNINGS    ADJUSTMENT      INVESTMENTS
                                      ----------    -------   --------   ----------   ----------    ---------------
Balance, January 3, 1998 ...........  20,308,503    $   203   $ 26,021    $ 71,257     $ (2,218)            --
Common stock issued upon
    exercise of stock options ......     408,588          4      2,877          --           --             --
Tax benefit derived from
    exercise of stock options ......          --         --      1,495          --           --             --
Secondary offering,
    net of offering costs ..........     215,000          2      3,611          --           --             --
Purchase of treasury shares ........          --         --         --          --           --             --
Reissuance of treasury stock
    upon exercise of stock options..          --         --         --        (560)          --             --
Net income .........................          --         --         --      32,161           --             --
Currency translation adjustment.....          --         --         --          --        1,181             --
Other ..............................          --         --        341          --           --             --
                                      -------------------------------------------------------------------------
Balance, January 2, 1999 ...........  20,932,091        209     34,345     102,858       (1,037)            --
Common stock issued upon
    exercise of stock options ......     709,133          7      3,632          --           --             --
Tax benefit derived from
    exercise of stock options ......          --         --      3,902          --           --             --
Purchase of treasury shares ........          --         --         --          --           --             --
Reissuance of treasury stock
    upon exercise of stock options..          --         --         --      (1,115)          --             --
Three-for-two-stock split ..........  10,466,046        105       (105)         --           --             --
Net income .........................          --         --         --      51,826           --             --
Unrealized loss on
    marketable investments .........          --         --         --          --           --           (564)
Currency translation adjustment ....          --         --         --          --       (1,658)            --
                                      -------------------------------------------------------------------------

Balance, January 1, 2000 ...........  32,107,270        321     41,774     153,569       (2,695)          (564)
Common stock issued upon
    exercise of stock options ......      56,154         --        384          --           --             --
Tax benefit derived from
    exercise of stock options ......          --         --        470          --           --             --
Purchase of treasury shares ........          --         --         --          --           --             --
Reissuance of treasury stock
    upon exercise of stock options..          --         --         --      (1,023)          --             --
Repurchase and retirement
    of common stock ................  (2,026,600)       (20)   (28,414)         --           --             --
Net income .........................          --         --         --      55,883           --             --
Unrealized gain on
    marketable investments .........          --         --         --          --           --            187
Currency translation adjustment ....          --         --         --          --          827             --
                                      -------------------------------------------------------------------------
Balance, December 30, 2000 .........  30,136,824    $   301   $ 14,214    $208,429     $ (1,868)     $    (377)
                                      -------------------------------------------------------------------------

                                          TREASURY STOCK
                                      -----------------------       TOTAL
                                                      SHARE      STOCKHOLDERS'
                                        SHARES         COST         EQUITY
                                      ----------    ---------    -------------
Balance, January 3, 1998 ...........         --     $      --     $  95,263
Common stock issued upon
    exercise of stock options ......         --            --         2,881
Tax benefit derived from
    exercise of stock options ......         --            --         1,495
Secondary offering,
    net of offering costs ..........         --            --         3,613
Purchase of treasury shares ........   (188,500)       (2,647)       (2,647)
Reissuance of treasury stock
    upon exercise of stock options..     84,821         1,191           631
Net income .........................         --            --        32,161
Currency translation adjustment.....         --            --         1,181
Other ..............................         --            --           341
                                     ---------------------------------------
Balance, January 2, 1999 ...........   (103,679)       (1,456)      134,919
Common stock issued upon
    exercise of stock options ......         --            --         3,639
Tax benefit derived from
    exercise of stock options ......         --            --         3,902
Purchase of treasury shares ........    (90,500)       (1,994)       (1,994)
Reissuance of treasury stock
    upon exercise of stock options..    134,607         2,242         1,127
Three-for-two-stock split ..........         --            --            --
Net income .........................         --            --        51,826
Unrealized loss on
    marketable investments .........         --            --          (564)
Currency translation adjustment ....         --            --        (1,658)
                                     ---------------------------------------

Balance, January 1, 2000 ...........    (59,572)       (1,208)      191,197
Common stock issued upon
    exercise of stock options ......         --            --           384
Tax benefit derived from
    exercise of stock options ......         --            --           470
Purchase of treasury shares ........    (12,800)         (268)         (268)
Reissuance of treasury stock
    upon exercise of stock options..     72,372         1,476           453
Repurchase and retirement
    of common stock ................         --            --       (28,434)
Net income .........................         --            --        55,883
Unrealized gain on
    marketable investments .........         --            --           187
Currency translation adjustment ....         --            --           827
                                     ---------------------------------------
Balance, December 30, 2000 .........    $    --            --     $ 220,699
                                     ---------------------------------------

       See notes to consolidated financial statements

                                [ILLUSTRATION]

CONSOLIDATED STATEMENTS OF CASH FLOWS


FISCAL YEAR                                                   2000           1999           1998
                                                           ----------     ----------     ----------
DOLLARS IN THOUSANDS
Operating Activities:
Net income .............................................   $   55,883     $   51,826     $   32,161

Noncash items affecting net income:

    Minority interest in subsidiaries ..................        1,786          1,484          1,004
    Equity in losses of joint ventures .................          381            151             --
    Depreciation and amortization ......................        6,436          5,889          4,395
    Tax benefit derived from exercise of stock options..          470          3,902          1,495

    Loss on sale of fixed assets .......................          420             19             84
    Increase in allowance for doubtful accounts ........        1,523          1,044          2,165
    Increase in allowance for returns-net of related
       inventory in transit ............................          742          2,098          2,053
    Deferred income tax benefits .......................       (1,010)        (1,114)        (1,151)

Changes in operating assets and liabilities:

    Accounts receivable ................................      (15,983)       (11,355)       (13,899)
    Inventories ........................................      (15,993)        (3,014)        (4,575)
    Prepaid expenses and other current assets ..........       (2,509)        (4,733)        (1,106)
    Accounts payable ...................................        7,842         (5,056)         5,831
    Accrued expenses ...................................       (2,274)        13,544          7,675

    Income taxes payable ...............................        2,574          6,909          4,983
                                                           ----------     ----------     ----------
    Net cash from operating activities .................       40,288         61,594         41,115

Investing Activities:
    Net assets acquired in business combination ........           --         (2,732)            --
    Additions to property, plant and equipment .........      (20,341)       (10,568)        (6,307)
    Purchase of marketable investments .................         (442)       (10,870)            --
    Investments in joint ventures ......................       (2,196)        (4,000)            --
    Increase in intangible and other assets ............         (818)        (1,505)           (70)
                                                           ----------     ----------     ----------
    Net cash used in investing activities ..............      (23,797)       (29,675)        (6,377)

Financing Activities:
    Issuance of common or treasury stock:
       Exercise of stock options .......................          838          4,766          3,512
       Secondary offering ..............................           --             --          3,613
    Net purchase of treasury stock .....................         (268)        (1,994)        (2,647)
    Acquisition and retirement of common stock .........      (27,806)            --             --
    Distribution of minority interest earnings .........         (492)          (790)          (390)
    Increase (repayments) of notes payable-banks .......           64            505         (3,325)
    Other ..............................................           --             --            341
                                                           ----------     ----------     ----------
    Net cash (used in) from financing activities .......      (27,664)         2,487          1,104

Effect of exchange rate changes on cash
    and cash equivalents ...............................         (234)          (761)           317
                                                           ----------     ----------     ----------
Net (decrease) increase in cash and cash equivalents....      (11,407)        33,645         36,159
Cash and cash equivalents:
    Beginning of year ..................................       90,908         57,263         21,104
                                                           ----------     ----------     ----------
    End of year ........................................   $   79,501     $   90,908     $  57, 263
                                                           ==========     ==========     ==========


                See notes to consolidated financial statements
30

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


1.   SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Fossil, Inc., a Delaware corporation, and its subsidiaries (the "Company"). The Company reports on a fiscal year reflecting the retail-based calendar (containing 4-4-5 week calendar quarters). Significant intercompany balances and transactions are eliminated in consolidation. The Company is a leader in the design, development, marketing and distribution of contemporary, high quality fashion watches, accessories and apparel. The Company's products are sold primarily through department stores and other major retailers, both domestically and internationally.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS are considered all highly liquid investments with original maturities at date of purchase of three months or less.

SHORT-TERM MARKETABLE INVESTMENTS consist of liquid investments with original maturities exceeding three months and mutual fund investments. By policy, the Company invests primarily in high-grade marketable securities. Securities of $5.1 million and $4.7 million for fiscal year 2000 and 1999, respectively, are classified as available for sale and stated at fair value, with unrealized holding gains (losses) included in accumulated other comprehensive income (loss) as a component of stockholders' equity. Securities of $6.2 million for both fiscal years 2000 and 1999 are classified as held-to-maturity and are stated at amortized cost.

ACCOUNTS RECEIVABLE are stated net of allowances of approximately $21.2 million and $17.7 million for estimated customer returns and approximately $9.5 million and $8.0 million for doubtful accounts at the close of fiscal year 2000 and 1999, respectively.

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

CUMULATIVE TRANSLATION ADJUSTMENT is included in accumulated other comprehensive income (loss) as a component of stockholders' equity and reflects the unrealized adjustments resulting from translating the financial statements of foreign subsidiaries. The functional currency of the Company's foreign subsidiaries is the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates prevailing during the year. Changes in exchange rates that affect cash flows and the related receivables or payables are recognized as transaction gains and losses in the determination of net income. The Company incurred net foreign currency transaction losses of approximately $0.4 million, $1.2 million and $0.4 million for fiscal years 2000, 1999 and 1998, respectively, which have been included in other income (expense) - net.

FORWARD CONTACTS are entered into by the Company principally to hedge the payment of intercompany inventory transactions with its non-U.S. subsidiaries. Currency exchange gains or losses resulting from the translation of the related accounts, along with the offsetting gains or losses from the hedge, are deferred until the inventory is sold or the forward contract is completed. At December 30, 2000, the Company had hedge contracts to sell (i) $18.8 million Euro for approximately $16.9 million, expiring through May 2001, and (ii) approximately $0.3 million British Pounds for approximately $0.4 million, expiring through January 2001. If the Company were to settle its Euro based contracts at fiscal year-end 2000, the net result would be a loss of approximately $600,000.

REVENUES are recognized as sales when merchandise is shipped and title transfers to the customer. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition.

ADVERTISING COSTS for in-store and media advertising as well as co-op advertising, internet portal costs and promotional allowances are expensed as incurred. Advertising expenses for fiscal years 2000, 1999 and 1998 were approximately $32.3 million, $27.1 million and $17.0 million, respectively.

NEW ACCOUNTING STANDARDS. In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133")was issued which establishes new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. This pronouncement requires such reporting effective beginning in fiscal year 2001. The Company adopted SFAS 133 effective December 31, 2000. The adoption of SFAS 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company, because the Company has limited its use of derivative instruments to the forward contracts previously mentioned.

MINORITY INTEREST IN SUBSIDIARIES, included within other income (expense) - net represents the minority stockholders' share of the net income (loss) of various consolidated subsidiaries and investments in affiliated companies. The minority interest in the consolidated balance sheets reflects the proportionate interest in the equity of the various consolidated subsidiaries.

EARNINGS PER SHARE ("EPS"). Basic EPS is based on the weighted average number of common shares outstanding during each period. Diluted EPS includes the effects of dilutive stock options outstanding during each period using the treasury stock method.

                            [ILLUSTRATION]

The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:


FISCAL YEAR                                                               2000             1999             1998
                                                                      ------------     ------------     ------------
Numerator:
    Net income ...................................................... $ 55,883,000     $ 51,826,000     $ 32,161,000
                                                                      ------------     ------------     ------------
Denominator:
    Basic EPS computation:
    Weighted average common shares outstanding ......................   32,177,358       21,462,121      20,747, 242
    Three-for-two stock split effected August 1999 ..................           --       10,466,046      10,351, 347
    Repurchase of common shares, net of treasury shares reissued ....     (488,322)         (28,143)         (44,548)
                                                                      ------------     ------------     ------------
                                                                        31,689,036       31,900,024       31,054,041
                                                                      ------------     ------------     ------------
       Basic EPS .................................................... $       1.76     $       1.63     $       1.04
                                                                      ------------     ------------     ------------

    Diluted EPS computation:
    Weighted average common shares outstanding ......................   32,177,358       21,462,121       20,747,242
    Stock option conversion .........................................      985,568        1,528,129        1,021,370
    Three-for-two stock split effected August 1999 ..................           --       10,466,046       10,862,032
    Repurchase of common shares, net of treasury shares reissued ....     (488,322)         (28,143)         (44,548)
                                                                      ------------     ------------     ------------
                                                                        32,674,604       33,428,153       32,586,096
                                                                      ------------     ------------     ------------
       Diluted EPS .................................................. $       1.71     $       1.55     $       0.99
                                                                      ============     ============     ============

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

RECLASSIFICATION of certain 1998 and 1999 amounts have been made to conform to the 2000 presentation.


[ILLUSTRATION]

[ILLUSTRATION]


2.   ACQUISITIONS

In January 2000, Fossil (East) Limited, acquired 51% of the capital stock of Design Time, Ltd from its minority stockholder in exchange for approximately $153,000 in cash. This acquisition has been accounted for as a purchase and no goodwill was recorded. Effective September 1999, Fossil U.K., Ltd. acquired certain assets of Junghans U.K., Ltd. ("Junghans UK") for approximately $2.7 million in cash. Junghans UK was the Company's primary distributor in the United Kingdom and Ireland. The acquisition was accounted for as a purchase and, in connection therewith, the Company recorded goodwill of approximately $0.6 million.

The results of these acquired operations are included in the accompanying consolidated financial statements since the dates of their acquisition. The proforma effects as if these acquisitions had occurred at the beginning of the years presented are not significant.

3.   INVESTMENTS IN JOINT VENTURES

During 1999, the Company acquired a 20% interest in SII Marketing International, Inc. ("SMI"), and since that time has invested $6.0 million in this venture. SMI, a joint venture between the Company and Seiko Instruments America, Inc, was formed to design, market and distribute watches in the mass-market distribution channel. The investment of $5.4 million and $3.8 million at fiscal year end 2000 and 1999, respectively, is carried on the equity basis, which approximates the Company's equity in SMI's underlying net book value. The Company's equity in SMI's net loss of $409,000 and $151,000 for fiscal 2000 and 1999, respectively, is included in other income (expenses)-net. In connection with the formation of the joint venture, the Company signed a multi-year Service Agreement with SMI to perform certain marketing, design and merchandising functions. The compensation the Company receives under the Service Agreement is based on a percentage of SMI's net sales, subject to certain adjustments.

Effective August 31, 2000, the Company sold 50% of the equity of its former wholly-owned subsidiary ("Fossil Spain") pursuant to a joint venture agreement with Sucesores de A. Cadarso for the marketing, distribution and sale of the Company's products in Spain. The Company has accounted for this investment of $0.5 million at fiscal year end 2000 based upon the equity method from the effective date of the transaction. The Company's equity in Fossil Spain's net income was $28,000 for fiscal 2000 and is included in other income (expense)-net.


4. INVENTORIES

Inventories consist of the following:
FISCAL YEAR END                                                                  2000         1999
                                                                                 ----         ----
    IN THOUSANDS

    Components and parts.....................................................  $ 6,258      $ 5,568
    Work-in-process..........................................................    1,182        2,755
    Finished merchandise on hand.............................................   48,113       38,595
    Merchandise at Company stores............................................   13,296        7,481
    Merchandise in-transit from customer returns.............................   12,269        8,630
                                                                               --------------------
                                                                               $81,118      $63,029
                                                                               --------------------

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:
FISCAL YEAR END                                                                  2000         1999
                                                                                 ----         ----
    IN THOUSANDS
    Land.....................................................................  $ 2,535      $ 2,535
    Buildings................................................................   11,132       11,459
    Furniture and fixtures...................................................   26,794       16,843
    Computer equipment and software..........................................   11,883        9,521
    Leasehold improvements...................................................   13,494        6,755
                                                                               --------------------
                                                                                65,838       47,113
    Less accumulated depreciation and amortization...........................   23,586       18,510
                                                                               --------------------
                                                                               $42,252      $28,603
                                                                               --------------------

6. INTANGIBLE AND OTHER ASSETS
Intangibles and other assets consist of the following:
FISCAL YEAR END                                                                  2000         1999
                                                                                 ----         ----
    IN THOUSANDS
    Costs in excess of tangible net assets acquired..........................  $ 5,200      $ 5,200
    Noncompete agreement.....................................................      475          475
    Trademarks...............................................................    1,030          946
    Deposits.................................................................    1,458          844
    Cash surrender value of life insurance...................................      783          714
    Other...................................................................       290          250
                                                                               --------------------
                                                                                 9,236        8,429
    Less accumulated amortization............................................    2,663        2,324
                                                                               --------------------
                                                                               $ 6,573      $ 6,105
                                                                               --------------------


                                                                  [ILLUSTRATION]

7. DEBT

BANK: U.S.-BASED. In June 1997, the Company renewed its Short-term Revolving Credit Facility with its primary bank ("U.S. Short-term Revolver") and amended it to increase the funds available under the facility to $40 million, an increase of $10 million over the previous facility, not subject to any borrowing base calculation. The U.S. Short-term Revolver was also amended to eliminate Japanese Yen currency borrowings and replace it with a stand-by letter of credit for 640 million Japanese Yen (approximately $5.6 million) as collateral for Company borrowings from any Japan-based bank. The Company has renewed the U.S. Short-term Revolver each year since June 1998 and during 2000 negotiated a reduction in the interest rate the Company pays on London Interbank Offered Rate ("LIBOR") based borrowings. All borrowings under the U.S. Short-term Revolver accrue interest at the bank's prime rate less 0.5% or LIBOR plus 0.75% (LIBOR plus 1.00% prior to June 29, 1999 respectively). The U.S. Short-term Revolver is unsecured and requires the maintenance of net worth, quarterly income, working capital and financial ratios. There were no borrowings under the U.S. Short-term Revolver as of fiscal year end 2000 or 1999.

At fiscal year-end 2000 and 1999, the Company had outstanding letters of credit of approximately $1.8 million and $4.7 million, respectively, to vendors for the purchase of merchandise.

Banks: Foreign Based. Fossil GmbH has short-term credit facilities with two Germany-based banks with combined borrowing capacity of 5,000,000 Deutsche Marks (approximately $2.5 million as of fiscal year-end 2000). No borrowings were outstanding under the combined credit facilities at the end of fiscal year 2000 or 1999.

Fossil Japan has a short-term credit facility with a Japan-based bank allowing borrowings of up to 600 million Japanese Yen (approximately $5.2 million as of fiscal year 2000). All outstanding borrowings under the facility bore interest at the Euroyen rate (0.54% at December 29, 2000) plus 1%. In connection with the financing agreement, Fossil Japan agreed to pay a quarterly fee of 0.5% per annum on any undrawn portion of the loan. The facility is collateralized by a stand-by letter of credit issued by the Company's primary U.S. bank. Japan-based borrowings, in U.S. dollars, under the facilities were approximately $5.1 million and $5.0 million as of fiscal year-end 2000 and 1999, respectively. Interest expense under these credit facilities was approximately $0.1 million in each of the fiscal years ended 2000, 1999 and 1998.

8. OTHER INCOME (EXPENSE) - NET

Other income (expense)-net consists of the following:


FISCAL YEAR                                                                                     2000           1999           1998
                                                                                                ----           ----           ----
    IN THOUSANDS

    Interest income ......................................................................    $ 3,480        $ 2,650       $  1,160

    Minority interest in subsidiaries ....................................................     (1,786)        (1,484)        (1,004)
    Equity in losses of joint ventures ...................................................       (381)          (151)            --
    Currency loss ........................................................................       (412)        (1,181)          (427)

    Royalty income .......................................................................        770            353             45
    Insurance proceeds above book value ..................................................         --             52             93
    Other income (expense) ...............................................................       (647)           270           (297)
                                                                                              -------------------------------------
                                                                                              $ 1,024        $   509       $   (430)
                                                                                              -------------------------------------


                                                                  [ILLUSTRATION]
36

                                                                  [ILLUSTRATION]

9. INCOME TAXES

Deferred income tax benefits reflect the net tax effects of deductible temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's net deferred tax benefits, consist of the following:


FISCAL YEAR END                                                  2000            1999
                                                                 ----            ----
   IN THOUSANDS
   Deferred tax assets:

     Bad debt allowance .....................................  $ 3,162         $ 2,534
     Returns allowance ......................................    6,537           5,646
     263(A) capitalization of inventory .....................      704             504
     Miscellaneous tax asset items ..........................    1,060           1,178
   Deferred tax liabilities:
     In-transit returns inventory ...........................   (3,685)         (3,093)
                                                               -----------------------
   Net current deferred tax benefits ........................  $ 7,778         $ 6,769
                                                               -----------------------


Management believes that no valuation allowance against net deferred tax benefits is necessary. The resulting provision for income taxes consists of the following:


FISCAL YEAR                                                      2000            1999         1998
                                                                 ----            ----         ----
    IN THOUSANDS
    Current provision:
       United States ........................................  $21,229         $18,448      $10,278
       Foreign ..............................................   18,145          14,779       11,946
    Deferred provision - United States ......................   (1,010)         (1,114)      (1,151)
    Tax equivalent related to exercise of stock options
       (credited to additional paid-in capital) .............      470           3,902        1,495
                                                               ------------------------------------
    Provision for income taxes ..............................  $38,834         $36,015      $22,568
                                                               ------------------------------------


A reconciliation of income tax computed at the U.S. federal statutory income tax rate of 35% to the provision for income taxes is as follows:


FISCAL YEAR                                                      2000            1999         1998
    IN THOUSANDS                                                 ----            ----         ----
    Tax at statutory rate ...................................  $33,151         $30,744      $19,155
    State, net of federal tax benefit .......................      736             975          364
    Other ...................................................    4,947           4,296        3,049
                                                               ------------------------------------
    Provision for income taxes ..............................  $38,834         $36,015      $22,568
                                                               ------------------------------------


Deferred U.S. federal income taxes are not provided on certain undistributed earnings of foreign subsidiaries as management plans to continue reinvesting these earnings outside the United States. Determination of such tax amounts is not practical because potential offset by U.S. foreign tax credits would be available under various assumptions involving the tax calculation.

10. COMMITMENTS

LICENSE AGREEMENTS. The Company has various license agreements to market watches bearing certain trademarks owned by various entities. In accordance with these agreements, the Company incurred royalty expense of approximately $5.0 million, $3.8 million and $3.5 million in fiscal years 2000, 1999 and 1998, respectively. These amounts are included in the Company's cost of sales and selling expenses. The Company had several agreements in effect at the end of fiscal year 2000 which expire on various dates from March 2001 through December 2004 and require the Company to pay royalties ranging from 5% to 15.5% of defined net sales. Future minimum royalty commitments under such license agreements at the close of fiscal year 2000 are as follows (amounts in thousands):

    2001 ..............................  $ 8,427
    2002 ..............................    9,701
    2003 ..............................    4,236
    2004 ..............................    4,577
    Thereafter ........................       --
                                         -------
                                         $26,941
                                         -------


LEASES. The Company leases its retail and outlet store facilities as well as certain of its office facilities and equipment under non-cancelable operating leases. Most of the retail store leases provide for contingent rental based on operating results and require the payment of taxes, insurance and other costs applicable to the property. Generally, these leases include renewal options for various periods at stipulated rates. Rent expense under these agreements was approximately $10.9 million, $6.8 million, and $5.1 million for fiscal years 2000, 1999 and 1998, respectively. Contingent rent expense has been minimal in each of the last three fiscal years. Future minimum rental commitments under such leases at the close of fiscal year 2000, are as follows (amounts in thousands):

    2001 .............................. $ 13,134
    2002 ..............................   12,492
    2003 ..............................   12,416
    2004 ..............................   12,706
    2005 ..............................   12,067
    Thereafter ........................   53,273
                                        --------
                                        $116,088
                                        --------








                                                                  [ILLUSTRATION]
38

                                                                  [ILLUSTRATION]

11. STOCKHOLDERS' EQUITY AND BENEFIT PLANS

COMMON AND PREFERRED STOCK. On July 21, 1999, the Board of Directors of the Company declared a 3-for-2 stock split ("1999 Stock Split") of the Company's Common Stock which was effected in the form of a stock dividend which was paid on August 17, 1999 to stockholders of record on August 3, 1999. Retroactive effect has been given to the stock split in all share and per share data in these notes to financial statements.

The Company has 100,000,000 shares of authorized Common Stock, with 30,136,824 and 32,047,698 shares outstanding at the close of fiscal year 2000 and 1999, respectively. The Company has 1,000,000 shares of authorized $0.01 par value preferred stock with none issued or outstanding. Rights, preferences and other terms of preferred stock will be determined by the Board of Directors at the time of issuance.

COMMON STOCK REPURCHASE PROGRAMS. On September 18, 2000, and on September 18, 1998, the Company's Board of Directors authorized management to repurchase up to 500,000 shares and 2.5 million shares, respectively, of the Company's Common Stock in the open market or privately negotiated transactions (the "Repurchase Programs"). During fiscal year 2000 and 1999, the Company repurchased 2,039,400 and 90,500 shares, respectively, of its common stock under the Repurchase Programs at a cost of approximately $28.6 million and $2.0 million, respectively. During fiscal years 2000 and 1999, 73,372 and 134,607 shares respectively, of common stock repurchased were reissued in connection with the Company's 1993 Long-Term Incentive Stock Option Plan ("Incentive Plan"). In October 2000 the Company retired 2,026,600 shares of its Common Stock that remained in treasury.

DEFERRED COMPENSATION AND SAVINGS PLANS. The Company has a savings plan in the form of a defined contribution plan (the "401(k) plan") for substantially all full-time employees of the Company. Employees are eligible to participate in the 401(k) plan after one year of service. The Company matches 50% of employee contributions up to 3% of their compensation and 25% of the employee contributions between 3% and 6% of their compensation. The Company also has the right to make certain additional matching contributions not to exceed 15% of employee compensation. The Company's Common Stock is one of several investment alternatives available under the 401(k) plan. Matching contributions made by the Company to the 401(k) plan totaled approximately $0.2 million for each of the fiscal years 2000, 1999 and 1998.

In December 1998, the Company adopted the Fossil, Inc. and Affiliates Deferred Compensation Plan (the "Deferred Plan"). Eligible participants may elect to defer up to 50% of their salary pursuant to the terms and conditions of the Deferred Plan. Eligible participants include certain officers and other highly compensated employees designated by the Deferred Plan's administrative committee. In addition, the Company may make employer contributions to participants under the Deferred Plan from time to time. The Company made no contributions to the Deferred Plan during the fiscal year 2000, while $0.5 million was contributed during the fiscal year 1999.

LONG-TERM INCENTIVE PLAN. An aggregate of 2,587,500 shares of Common Stock were reserved for issuance pursuant to the Incentive Plan, adopted April 1993. An additional 1,350,000 shares were reserved in each of 1995 and 1998 for issuance under the Incentive Plan. Designated employees of the Company, including officers and directors, are eligible to receive (i) stock options, (ii) stock appreciation rights, (iii) restricted or non-restricted stock awards, (iv) cash awards or (v) any combination of the foregoing. The Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). Each option issued under the Incentive Plan terminates at the time designated by the Compensation Committee, not to exceed ten years. The current options outstanding predominately vest over a period ranging from three to five years and were priced at not less than the fair market value of the Company's Common Stock at the date of grant. The weighted average fair value of the stock options granted during fiscal years 2000, 1999 and 1998 was $8.97, $12.01 and $6.27, respectively.

NONEMPLOYEE DIRECTOR STOCK OPTION PLAN. An aggregate of 225,000 shares of Common Stock were reserved for issuance pursuant to this nonqualified stock option plan, adopted April 1993. During the first year an individual is elected as a nonemployee director of the Company, they received a grant of 5,000 nonqualified stock options. In addition, on the first day of each subsequent calendar year, each non-employee director automatically received a grant of an additional 3,000 nonqualified stock options as long as the person is serving as a nonemployee director. Pursuant to this plan, 50% of the options granted will become exercisable on the first anniversary of the date of grant and in two additional installments of 25% on the second and third anniversaries. The exercise prices of options granted under this plan were not less than the fair market value of the Common Stock at the date of grant. The weighted average fair value of the stock options granted during fiscal years 2000, 1999 and 1998 was $10.06, $14.25 and $11.93, respectively.

The fair value of options granted under the Company's stock option plans during fiscal years 2000, 1999 and 1998 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield, expected volatility of approximately 63% to 66%, risk free interest rate of 4.75% to 6.00%, and expected life of 5 to 6 years. The following tables summarize the Company's stock option activity:



INCENTIVE PLAN



                                         EXERCISE       WEIGHTED AVERAGE              WEIGHTED AVERAGE
                                           PRICE         EXERCISE PRICE                EXERCISE PRICE                  AVAILABLE
                                         PER SHARE         PER SHARE     OUTSTANDING     PER SHARE     EXERCISABLE     FOR GRANT
                                         ---------         ---------     -----------     ---------     -----------     ---------
Balance, Fiscal 1997 ............   $  2.945 - $12.667    $   4.782       2,497,140      $  4.650       1,314,270        922,541
    Granted .....................   $  8.667 - $19.833    $  10.078         633,461            --              --       (633,461)
    Shares designated for grant
       through the plan .........         --                     --              --            --              --      1,350,000
    Exercised ...................   $  2.945 - $ 8.611    $   4.701        (740,114)           --              --             --
    Canceled ....................   $  2.945 - $14.833    $   7.509         (76,699)           --              --         76,699
    Exercisable .................   $  2.945 - $12.667    $      --              --            --        (173,819)            --
                                                                         -----------                   -------------------------

Balance, Fiscal 1998 ............   $  2.945 - $19.833    $   6.187       2,313,788      $  4.767       1,140,451      1,715,779
    Granted .....................   $ 17.875 - $33.187    $  19.483         542,671            --              --       (542,671)
    Exercised ...................   $  2.945 - $18.167    $   5.319        (895,580)           --              --             --
    Canceled ....................   $  3.528 - $29.875    $  13.176         (53,426)           --              --         53,426
    Exercisable .................   $  2.945 - $19.833    $      --              --            --        (199,643)            --
                                                                         -----------                   -------------------------

Balance, Fiscal 1999 ............   $  2.945 - $33.187    $  10.193       1,907,453      $  5.831         940,808      1,226,534
    Granted .....................   $ 11.187 - $25.000    $  15.169         789,000            --              --       (789,000)
    Exercised ...................   $  2.945 - $20.000    $   7.204        (106,870)           --              --             --
    Canceled ....................   $  5.167 - $32.209    $  16.812         (94,494)           --              --         94,494
    Exercisable .................   $  2.945 - $33.187    $      --              --            --         300,027             --

                                                                         -----------                   -------------------------
Balance, Fiscal 2000 ............   $  2.945 - $33.187    $  11.639       2,495,089      $  7.344       1,240,835        532,028
                                                                         -----------                   -------------------------

40


NONEMPLOYEE DIRECTOR PLAN


                                         EXERCISE       WEIGHTED AVERAGE              WEIGHTED AVERAGE
                                           PRICE         EXERCISE PRICE                EXERCISE PRICE                  AVAILABLE
                                         PER SHARE         PER SHARE     OUTSTANDING     PER SHARE     EXERCISABLE     FOR GRANT
                                         ---------         ---------     -----------     ---------     -----------     ---------
Balance, Fiscal 1997 ............   $  3.333 - $11.111    $  6.100          135,000      $ 5.212           99,562         78,187
    Granted .....................   $ 19.167              $ 19.167           13,500           --               --        (13,500)
    Exercised ...................   $    --               $     --               --           --               --             --
    Canceled ....................   $    --               $     --               --           --               --             --
    Exercisable .................   $  3.333 - $11.111    $     --               --           --           20,250             --
                                                                         -----------                   -------------------------

Balance, Fiscal 1998 ............   $  3.333 - $19.167    $  7.288          148,500      $ 5.681          119,812         64,687
    Granted .....................   $ 23.125              $ 23.125            9,000           --               --         (9,000)
    Exercised ...................   $    --               $     --               --           --               --             --
    Canceled ....................   $    --               $     --               --           --               --             --
    Exercisable .................   $  3.333 - $19.167    $     --               --           --           16,874             --
                                                                         -----------                   -------------------------

Balance, Fiscal 1999 ............   $  3.333 - $23.125    $  8.193          157,500      $ 6.560          136,686         55,687
    Granted .....................   $ 14.375 - $19.625    $ 17.000           10,000           --               --        (10,000)
    Exercised ...................   $  3.333              $  3.333          (22,500)          --               --             --
    Canceled ....................   $    --               $     --              --            --               --             --
    Exercisable .................   $  3.333 - $23.125    $     --              --            --          (22,500)            --

                                                                         -----------                   -------------------------
Balance, Fiscal 2000 ............   $  3.333 - $23.125    $  9.554          145,000      $ 7.195          114,186         45,687
                                                                         -----------                   -------------------------


Additional weighted average information
for options outstanding and exercisable as of fiscal year end 2000:



                                                                             OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                                                             -------------------           -------------------
                                                                           WEIGHTED                                      WEIGHTED
                                                                           AVERAGE       WEIGHTED                        AVERAGE
                                          RANGE OF                         EXERCISE      AVERAGE                         EXERCISE
                                          EXERCISE        NUMBER OF         PRICE       REMAINING         NUMBER OF        PRICE
                                           PRICE           SHARES         PER SHARE   CONTRACTUAL LIFE      SHARES       PER SHARE
                                           -----           ------         ---------   ----------------      ------       ---------
Long-Term
Incentive Plan: .................   $  2.945 - $ 5.950     804,689        $   4.880      5.2 years          804,689       $  4.880
                                    $  5.960 - $15.900     668,680        $  10.124      7.6 years          327,848       $  9.406
                                    $ 15.910 - $33.187   1,021,720        $  17.952      8.6 years          108,298       $ 19.412
                                                         ---------                                        ---------
                                                         2,495,089                                        1,240,835       $  7.344
                                                         ---------                                        ---------

Nonemployee
Director Plan: ..................   $  3.333 - $ 5.950      51,750        $   4.464      4.0 years           51,750       $  4.464
                                    $  5.960 - $15.900      65,750        $   8.964      5.7 years           55,686       $  8.283
                                    $ 15.910 - $23.125      27,500        $  20.546      8.6 years            6,750       $ 19.167
                                                         ---------                                        ---------
                                                           145,000                                          114,186       $7.19541
                                                         ---------                                        ---------



                                       [ILLUSTRATION]

                                                                  [ILLUSTRATION]

The Company applies Accounting Principles Board Opinion No.25 and related Interpretations in accounting for its stock option plans. No compensation cost has been recognized for the Company's stock option plans because the quoted market price of the Common Stock at the date of the grant was not in excess of the amount an employee must pay to acquire the Common Stock. SFAS No. 123, "Accounting for Stock-Based Compensation," issued by the Financial Accounting Standards Board in 1995, prescribes a method to record compensation cost for stock-based employee compensation plans at fair value. Pro forma disclosures as if the Company had adopted the cost recognition requirements under SFAS No.123 in fiscal years 2000, 1999 and 1998 are presented below.


FISCAL YEAR                                                     2000          1999          1998
                                                                ----          ----          ----
    IN THOUSANDS, EXCEPT PER SHARE DATA
    Net income:
      As reported ...........................................  $55,883      $51,826        $32,161
      Proforma ..............................................  $53,018      $49,707        $30,048
    Basic earnings per share:
      As reported ...........................................  $  1.76      $  1.63        $  1.04
      Proforma ..............................................  $  1.67      $  1.56        $  0.97
    Diluted earnings per share:
      As reported ...........................................  $  1.71      $  1.55        $  0.99
      Proforma ..............................................  $  1.62      $  1.49        $  0.92


12. SUPPLEMENTAL CASH FLOW INFORMATION

The following is provided as supplemental information to the consolidated statements of cash flows:


FISCAL YEAR                                                     2000          1999          1998
                                                                ----          ----          ----
    IN THOUSANDS
    Cash paid during the year for:
      Interest...............................................  $    62      $   402        $    82
      Income taxes...........................................  $35,106      $27,532        $18,388


13. MAJOR CUSTOMER, SEGMENT AND GEOGRAPHIC INFORMATION

Customers of the Company consist principally of major department stores and specialty retailers located throughout the United States. The most significant customers, individually or considered as a group under common ownership, which accounted for over 10% of net sales for the periods presented, were as follows:


FISCAL YEAR                                                     2000          1999          1998
                                                                ----          ----          ----
    Customer A...............................................     8%            9%           10%


The Company's majority owned facilities operate primarily in four geographic regions. The Company operates in two distinct distribution channels, wholesale and retail. In its wholesale operations it designs, develops, markets and distributes fashion watches and other accessories, to department stores, specialty shops, and independent retailers throughout the world. The Company's store operations consist of the Company's outlet and mall-based retail stores selling the Company's product directly to the consumer. Specific information related to the Company's reportable segments and geographic areas are contained in the following table. Intercompany sales of products between geographic areas are referred to as inter-geographic items.


FISCAL YEAR END 2000
                                                                  OPERATING       LONG-LIVED
                                             NET SALES          INCOME (LOSS)       ASSETS         TOTAL ASSETS
                                             ---------          -------------       ------         ------------

IN THOUSANDS

    United States-exclusive of Stores: .....                                       $   28,269     $  138,796
       External customers .................. $ 301,767           $   55,811                --             --
       Intergeographic .....................    73,270                   --                --             --
    Stores .................................    49,803               (7,215)           18,135         39,978
    Europe: ................................    99,439                6,442             5,132         21,138
    Far East: ..............................                                            3,052        106,375
       External customers ..................    47,152               39,910                --             --
       Intergeographic .....................   189,651                   --                --             --
    Japan ..................................     6,124               (1,127)              172          1,304
    Intergeographic items ..................  (262,921)                  --                --             --
                                             ---------------------------------------------------------------
    Consolidated ........................... $ 504,285           $   93,821        $   54,760     $  307,591
                                             ---------------------------------------------------------------

FISCAL YEAR END 1999
    United States-exclusive of Stores: .....                                       $   24,554     $  144,465
       External customers .................. $ 252,816           $   36,020                --             --
       Intergeographic .....................    34,700                   --                --             --
    Stores .................................    37,797                4,361             8,294         24,818
    Europe: ................................                                            2,745         23,099
       External customers ..................    86,714               17,793                --             --
       Intergeographic .....................       500                   --                --             --
    Far East: ..............................                                            2,687         74,469
       External customers ..................    34,091               29,662                --             --
       Intergeographic .....................   140,800                   --                --             --
    Japan ..................................     7,516                 (387)              277          2,513
    Intergeographic items ..................  (176,172)                  --                --             --
                                             ---------------------------------------------------------------
    Consolidated ........................... $ 418,762           $   87,449        $   38,557     $  269,364
                                             ---------------------------------------------------------------

FISCAL YEAR END 1998
    United States-exclusive of Stores: .....                                       $   17,851     $  124,133
       External customers .................. $ 188,959           $   22,278                --             --
       Intergeographic .....................    25,000                   --                --             --
    Stores .................................    26,117                2,658             5,359         14,941
    Europe: ................................    62,668               10,149             2,028         31,756
    Far East: ..............................                                            2,361         18,245
       External customers ..................    19,192               21,032                --             --
       Intergeographic .....................   107,100                   --                --             --
    Japan ..................................     7,667                 (747)              146          5,003
    Intergeographic items ..................  (131,960)                  --                --             --
                                             ---------------------------------------------------------------
    Consolidated ........................... $ 304,743           $   55,370        $   27,745     $  194,078
                                             ---------------------------------------------------------------


                                                                  [ILLUSTRATION]


CORPORATE INFORMATION

EXECUTIVE OFFICERS AND DIRECTORS

Tom Kartsotis                               Randy S. Kercho                             Kenneth W. Anderson
Chairman of the Board                       Executive Vice President                    Director

Kosta N. Kartsotis                          Mike L. Kovar                               Alan J. Gold
President,                                  Senior Vice President,                      Director
Chief Executive Officer                     Chief Financial Officer
and Director                                and Treasurer

Michael W. Barnes                           Mark D. Quick                               Junichi Hattori
President, International and                President,                                  Director
Special Markets Division                    Fashion Accessories Division
and Director

Richard H. Gundy                            T. R. Tunnell                               Michael Steinberg
President, FOSSIL Watches                   Executive Vice President,                   Director
and Stores Division                         Chief Legal Officer and Secretary
and Director

Jal S. Shroff                                                                           Donald J. Stone
Managing Director-                                                                      Director
Fossil East and Director


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


INTERNET WEBSITE

The Company maintains a website at the worldwide internet address of www.fossil.com. Certain product, event, investor relations and collector club information concerning the Company is available at the site.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, May 24, 2001, at 4:00 pm at the Company's headquarters, 2280 N. Greenville Ave., Richardson, Texas.


COMPANY INFORMATION

A copy of the Company's Annual Report on Form 10-K and the Annual Report to Stockholders, as filed with the Securities and Exchange Commission, in addition to other Company information, is available to stockholders without charge upon written request to Fossil, Investor Relations, 2280 N. Greenville Ave., Richardson, Texas 75082-4412.

                                                                  [ILLUSTRATION]

                                [ILLUSTRATION]

                                [ILLUSTRATION]