Form 10-K, Exhibit 13
period 2002-01-05
FOSSIL INC
filed 2002-04-05
CIK 883569

Use these links to rapidly review the document
Exhibit 13

Exhibit 13

Fossil 2001 Annual Report

[ILLUSTRATION]

[ILLUSTRATION]

Table of Contents

4	Company Profile
5	Financial Highlights
6	Letter to Stockholders
8	Company Overview
34	Management's Discussion and Analysis
46	Financial Information
72	Corporate Information

COMPANY PROFILE

        Fossil is a design, development, marketing and distribution company that specializes in consumer products predicated on fashion and value. The Company's principal offerings include an extensive line of fashion watches sold under the FOSSIL and RELIC brands as well as complementary lines of small leather goods, belts, handbags, jewelry and sunglasses. The Company's products are sold in department stores and specialty retail stores in over 90 countries around the world, in addition to the Company's e-commerce website at www.fossil.com. The Company also offers a line of FOSSIL brand apparel at 19 Company-owned retail stores and over the Company's website.

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

[GRAPH—NET SALES]	[GRAPH—NET INCOME]
[GRAPH—OPERATING INCOME]	[GRAPH—STOCKHOLDERS' EQUITY]

FINANCIAL HIGHLIGHTS

Fiscal Year IN THOUSANDS, EXCEPT PER SHARE DATA	2001	2000	1999	1998	1997
Net sales	$545,541	$504,285	$418,762	$304,743	$244,798
Gross profit	271,850	255,746	212,887	150,504	117,528
Operating income	76,854	93,821	87,449	55,370	34,610
Income before income taxes	72,804	94,717	87,841	54,729	32,151
Net income	43,683	55,883	51,826	32,161	18,942
Pro forma net income(1)	46,548	n/a	n/a	n/a	n/a
Earnings per share:(2)
Basic	1.45	1.76	1.63	1.04	0.63
Diluted	1.40	1.71	1.55	0.99	0.61
Pro forma earnings per share:(1)(2)
Basic	1.54	n/a	n/a	n/a	n/a
Diluted	1.49	n/a	n/a	n/a	n/a
Weighted average common shares outstanding: (2)
Basic	30,167	31,689	31,900	31,054	30,203
Diluted	31,240	32,675	33,428	32,586	31,250
Working capital	$163,280	$169,792	$155,198	$109,040	$70,603
Total assets	380,863	307,591	269,364	194,078	139,570
Long-term debt	—	—	—	—	—
Stockholders' equity	264,023	220,699	191,197	134,919	95,263
Return on average stockholders' equity	18.3%	26.9%	32.2%	29.3%	23.1%

(1)
Pro forma information excludes a $4.8 million one-time pre-tax charge in fiscal 2001 which reflects the write-off of the carrying value of the Company's investment in SII Marketing International, Inc. as a result of the Company's decision to terminate its equity participation in the joint venture.

(2)
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

	2001		2000
	High	Low	High	Low
First quarter	$20.250	$13.750	$26.750	$15.813
Second quarter	23.350	16.510	25.125	16.625
Third quarter	22.300	14.110	20.500	11.563
Fourth quarter	22.600	16.150	16.438	10.500

LETTER TO THE STOCKHOLDERS

Dear Stockholders,

        2001 was a challenging year in all respects. An act of hatred forced the nation, organizations and individuals to dig-down deep inside to try and refocus on building for the future. We are proud to report that your Company and its employees showed incredible resiliency in 2001 and delivered an operating margin of 14% on $546 million in net sales. Investments made in previous years in FOSSIL's international diversification helped us in 2001 as the strength of our international business counter-balanced a domestic business that was soft. Despite a difficult retail environment, our domestic business improved toward the end of the year and we are well-positioned for 2002.

        FOSSIL's resiliency during this difficult environment is a testament to our strategy of investing in the core elements of our business—our design, sourcing and production infrastructure and our global watch distribution network. Through the years, our product development teams have developed flexible design and sourcing systems that are adaptive to changes in the buying habits of our global customers. Our factories produce quality products that provide those customers with an excellent value. Our manufacturing arm is flexible and adaptive and quickly adjusts production levels based on changes in market demand. We control our global distribution in all major markets and the managers of those distribution networks are getting better and better at responding to consumer demands. This insight into consumer preference is communicated back to our product development teams and inventory planners who use this information to develop more competitive product offerings in the right quantities. The end result is a strong, resilient and adaptive Company.

        Further stability and diversification is achieved by applying these same operating practices to other categories of fashion accessories. In 2001, 25% of our total sales volume came from products other than watches. Our leather and eyewear businesses represent significant opportunities for growth as FOSSIL increases in brand recognition and as we increasingly become more capable in effectively supplying our retail partners with accessory products under other brands. The RELIC brand is one of the fastest growing pieces of our business as we expand our offerings beyond watches and into leather products and eyewear.

        FOSSIL is well positioned to deliver growth in sales and earnings as we further apply our resources within our core—the watch business. Investments made in 2001 are positioning us for growth in future years as we enter the higher-priced Swiss watch business. Internationally, our business continues to expand representing 35% of our total revenue in 2001. We have achieved critical mass in Europe but still believe that we have plenty of room to grow in the future. We are working toward structuring our European operations in a manner that will increase efficiencies and enable us to grow sales and profitability. Our business in Asia currently represents a very small percentage of our total business, but offers us a meaningful growth opportunity in the short to medium term.

        Each year, FOSSIL continues to invest in the future. New initiatives do not always bring returns as quickly as we would like, but we are proud of our track record of building for the future utilizing the cash that is generated by a strong core business. We are focused on the need to invest for future years but have our eyes wide open to our stockholders' expectations for profitability today. We hope you are pleased with the manner in which we have balanced both important aspects of operating your Company in 2001. We would like to thank all of our dedicated employees around the world for their incredible effort and focus during a very trying 2001.

Sincerely,

/s/ TOM KARTSOTIS Tom Kartsotis Chairman of the Board	/s/ KOSTA KARTSOTIS Kosta Kartsotis President & Chief Executive Officer

[ILLUSTRATION]	... WE EXPAND OUR OFFERINGS BEYOND WATCHES AND INTO LEATHER PRODUCTS AND EYEWEAR ...

COMPANY OVERVIEW

Fossil Watches:

        The Company's FOSSIL BLUE, ARKITEKT and F2 lines continued to represent the core product offerings under the FOSSIL watch brand. Despite sales decreases in the Company's domestic watch business during 2001, certain new FOSSIL styles introduced during the second half of the year were well received at retail, including the KALEIDO line featuring color changing dials. During the year, the Company began the development of technology-enhanced watches, including the Wrist PDATM and Wrist PDA/PCTM scheduled for launch in the Spring of 2002.

Fossil Leather Goods And Sunwear:

        The FOSSIL accessories division exhibited strong sales growth in 2001 with sales increases of over 13%. Handbags gained market share at retail further enhancing the visibility and sales of the other accessory categories including small leather goods and belts. Innovative designs, incorporating new treatments and colors, developed in FOSSIL eyewear during 2001 further positioned the Company for continued growth in the U.S. and Germany.

[ILLUSTRATION]

International:

        Sales of the Company's licensed watch brands, including EMPORIO ARMANI, DKNY and DIESEL, and the expanded distribution of FOSSIL brand jewelry led the growth in the Company's international business. Acquisitions in 2001, including The Avia Watch Company and the Company's French and Australian distributors, provide opportunities to further penetrate additional markets with the Company's various brands. The FOSSIL brand is available in over 90 countries around the world through the Company's subsidiary operations, joint ventures and a network of 51 independent distributors.

[ILLUSTRATION]

Licensed Brands:

        The Company's licensed watch business continued to grow in 2001. Sales and distribution of the Company's EMPORIO ARMANI, DKNY and DIESEL lines increased worldwide. The Company's DKNY line was especially strong with an increase in net sales of 30% to $42 million worldwide. Pursuant to a worldwide license agreement, the Company anticipates launching the BURBERRY line of Swiss-made timepieces beginning in late 2002.

RELIC Products:

        The RELIC brand gained market share in the leading national chain department stores in 2001. The market share and brand recognition brought about by the presence of RELIC watches has resulted in expansion into other accessory categories. Growth in RELIC brand leather goods, including handbags, men's and women's belts and small leather goods, and the initial launch of RELIC eyewear resulted in net sales gains for the year.

[ILLUSTRATION]

Fossil Stores:

        The Company operated 20 accessory stores in the United States and six internationally at the end of 2001. These stores continue to provide an exciting format in which to display the Company's increasing product assortment and to convey the FOSSIL brand image. In 2000, the Company opened the first of its 19 jeans wear stores. These stores offer a selection of FOSSIL casual wear and jeans in addition to the Company's watches and fashion accessories. The Company also operated 44 outlet stores coast-to-coast at the end of 2001. The outlet stores allow the Company to control the timely liquidation of discontinued styles while maintaining the integrity of the FOSSIL brand.

[ILLUSTRATION]

Private Label and Premiums:

        In addition to building its own brands, the Company also designs and manufactures private label and premium products for some of the most prestigious companies in the world, including national retailers, entertainment companies and theme restaurants. The Company leverages its sourcing, design and development expertise to support these comprehensive incentive programs.

[ILLUSTRATION]

[ILLUSTRATION]
So how do we do it ...?

[ILLUSTRATION]

BY DOING IT ALL. We play every instrument, from DESIGN to PRODUCTION to DISTRIBUTION.	[ILLUSTRATION]

[ILLUSTRATION]

AT THE HEART OF THIS MELODY IS OUR PASSION FOR GREAT DESIGN.

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]
SEE THE AMAZING
FLEXIBLE
FOSSIL
THAT FITS INTO
ANY MARKET

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]

OUR RICH RETRO-AMERICANA APPEAL FLOWS
INTO EVERYTHING WE SAY AND DO,
FROM PACKAGING TO ADVERTISING TO POINT-OF-SALE.

[ILLUSTRATION]

[ILLUSTRATION]

QUALITY PRODUCTION TECHNOLOGY	MAXIMIZES EFFICIENCY AND SPEED-TO-MARKET

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]

We put our own unique stamp
on our products, distributing
them to every nook and cranny
of the globe.

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]

See these three strengths*
all rolled into one.

*Strengths (strengkths) n. Design, production and distribution.

With friends we grow
as we share in the fun.

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]

MANAGEMENT'S DISCUSSION
AND ANALYSIS

[ILLUSTRATION]

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Fossil is a design, development, marketing and distribution company that specializes in consumer products predicated on fashion and value. The FOSSIL brand name was developed by the Company to convey a distinctive fashion, quality and value message and a brand image reminiscent of "America in the 1950s" that suggests a time of fun, fashion and humor. Since its inception in 1984, the Company has grown from its original flagship FOSSIL watch product into a company offering a diversified range of accessories marketed worldwide. The Company's principal offerings include an extensive line of watches sold under the FOSSIL and RELIC brands as well as complementary lines of small leather goods, belts, handbags, sunglasses, jewelry and FOSSIL brand apparel. In addition to developing its own brands, the Company leverages its infrastructure by designing, producing and distributing licensed and private label products for some of the most prestigious companies in the world, including fashion designers, national retailers and entertainment companies.

        The Company's products are sold primarily to department stores and specialty retail stores in over 90 countries through Company-owned foreign sales subsidiaries and through a network of 51 independent distributors. The Company's foreign operations, including distributors, include a presence in Africa, Asia, Australia, Canada, the Caribbean, Europe, Japan, Central and South America and the Middle and Far East. In addition, the Company's products are offered at Company-owned retail stores primarily located in the United States and in independently-owned, authorized FOSSIL retail stores and kiosks located in several major airports, on cruise ships and in certain international markets. The Company's successful expansion of its product lines worldwide and leveraging of its infrastructure have contributed to its increasing net sales and operating profits over the last five fiscal years.

SIGNIFICANT ACCOUNTING POLICIES & ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgements, including those related to product returns, bad debts and inventories. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies require the most significant estimates and judgements.

        Revenues.    Revenues are recognized as sales when merchandise is shipped and title transfers to the customer. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition based on historical experience. While such returns have historically been within management's expectations and the provisions established, future return rates may differ from those experienced in the past. Any significant increase in product damages or defects could have an adverse impact on the operating results for the period or periods in which such returns materialize.

        Accounts Receivable.    The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by the review of their current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues identified. While such credit losses have historically been within the Company's expectations and the provisions established, future credit losses may differ from those experienced in the past.

        Inventories.    Inventories are stated at the lower of average cost, including any applicable duty and freight charges, or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the average cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

        Long-Lived Assets.    The Company periodically reviews the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company's maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis, unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

COMPANY HIGHLIGHTS

        Sales Growth

  •
  The Company's strategy of diversifying its product assortment and geographical distribution was instrumental in delivering net sales increases for 2001 against one of the most challenging economic environments in years.

  •
  Net sales from the Company's international segment grew $35 million (23%) over fiscal year 2000, led by continuing increases from licensed watch and FOSSIL jewelry sales and $16.6 million of sales generated from acquired businesses.

  •
  Net sales from the Company's domestic retail stores increased 33% as a result of new store openings. The Company operated 83 retail locations consisting of 44 outlet, 20 accessory and 19 jeans wear stores at the end of 2001 compared to 71 stores (39 outlet, 18 accessory and 14 jeans wear) at the end of 2000.

  •
  Domestic watch sales decreased 11% as a result of decreases in private label watches and an 8% decrease in FOSSIL and RELIC brands. The extent of the decline in the Company's domestic watch category lessened throughout the year as certain new FOSSIL styles introduced during the second half of the year were well received at retail.

  •
  Other domestic sales increased 11% as a result of growth in both FOSSIL and RELIC brand leather products.

        New Products and Acquisitions

  •
  The Company introduced the FOSSIL KALEIDO watch, providing consumers the flexibility to instantly change the color of their watch dial with the push of a button.

  •
  The Company believes its ability to introduce new watch products utilizing various technologies and componentry allows it to be the leader in the fashion watch market. During 2001, newness brought into the product line included degrade dials, laser crystals and the Chinese Tic.

  •
  FOSSIL jewelry, tested in Germany during holiday 2000, was launched during 2001 and achieved net sales exceeding $8 million. Additionally, the Company continues further testing of this product category in Europe, Canada and the United States.

  •
  Wrist PDATM and Wrist PDA/PCTM—the ultimate companions for PALM PoweredTM or PocketPC handheld devices were introduced. These products are the first high-tech devices in the FOSSIL line providing the convenience and portability of a watch with the storage capability of a handheld device.

  •
  RELIC branded accessories doubled in sales as a result of further penetration of RELIC leather products and the launch of RELIC eyewear during 2001.

  •
  The Company continued to expand its licensed watch product offerings with the launch of the Philippe Starck and Paul Frank lines during 2001. Additional licenses with Columbia Sportswear and Frank Gehry were signed during the year with product launches scheduled in 2002.

  •
  The Company acquired The Avia Watch Company, Ltd., headquartered outside of London, England, that designs, markets and distributes AVIA brand watches and serves as a distributor of licensed and private label watches throughout the United Kingdom.

  •
  The Company acquired FSLA Pty. Limited, its Australian distributor and Vedette Industries, SA ("Vedette"), its French distributor. Vedette markets and distributes various non-Fossil brand watches and is one of the largest suppliers of clocks in France.

        Swiss Initiatives

  •
  The Company acquired the worldwide rights to the ZODIAC brand name which has a 120 year history in Swiss-made timepieces.

  •
  The Company acquired three businesses located in Bienne, Switzerland which provide design, sourcing and production capabilities necessary to manufacture and market Swiss-made timepieces.

  •
  The Company entered into a worldwide license agreement with Burberry Limited ("BURBERRY") for the production of Swiss-made timepieces. Under the terms of the agreement, the Company will handle the design, manufacturing, distribution and merchandising of the new BURBERRY timepiece collection.

        Infrastructure Additions

  •
  The Company acquired a new 517,500 square foot distribution facility during 2001 that will be fully operational in 2002. This facility will enable the Company to consolidate multiple distribution facilities currently in place and will support its strategic growth initiatives for many years.

  •
  The Company re-launched its B2B website allowing for more efficient means for its smaller customers to order product and view the Company's product offering.

  •
  The Company added key senior management in its distribution operations and international segment to assist in further leveraging the Company's infrastructure and businesses worldwide.

  •
  The Company began to roll out its "connected store" concept to all Company-owned retail locations providing more efficient means to gather retail data as well as provide each store with better connectivity to the Company's central information systems.

RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, (i) the percentages of the Company's net sales represented by certain line items from the Company's consolidated statements of income and (ii) the percentage changes in these line items between the years indicated.

Fiscal Year	2001	Percentage change from 2000	2000	Percentage change from 1999	1999
Net sales	100.0%	8.2%	100.0%	20.4%	100.0%
Cost of sales	50.2	10.1	49.3	20.7	49.2

Gross profit	49.8	6.3	50.7	20.1	50.8
Operating expenses	35.7	20.4	32.1	29.1	29.9

Operating income	14.1	(18.1)	18.6	7.3	20.9
Interest expense	0.1	150.3	—	—	—
Other (expense) income—net	(0.7)	(464.3)	0.2	101.2	0.1

Income before income taxes	13.3	(23.1)	18.8	7.8	21.0
Income taxes	5.3	(25.0)	7.7	7.8	8.6

Net income	8.0%	(21.8)%	11.1%	7.8%	12.4%

        The following table sets forth certain components of the Company's consolidated net sales and the percentage relationship of the components to consolidated net sales for the fiscal year indicated:

	Amount in millions			Percent of total
Fiscal Year
	2001	2000	1999	2001	2000	1999
International:
Europe	$132.0	$99.5	$86.7	24.2%	19.7%	20.7%
Other	56.1	53.3	41.6	10.3	10.6	9.9

Total international	188.1	152.8	128.3	34.5	30.3	30.6
Domestic:
Watch products	180.6	202.7	180.7	33.1%	40.2%	43.2%
Other products	110.3	99.0	72.1	20.2	19.6	17.2

Total	290.9	301.7	252.8	53.3	59.8	60.4
Stores	66.5	49.8	37.7	12.2	9.9	9.0

Total domestic	357.4	351.5	290.5	65.5	69.7	69.4

Total net sales	$545.5	$504.3	$418.8	100.0%	100.0%	100.0%

Fiscal 2001 Compared to Fiscal 2000

        Net Sales.    Net sales increases were led by continued sales volume growth in the Company's international businesses, increased sales from the Company's retail stores, due to an increase in the number of stores, and further penetration of the Company's leather products in the United States market. Excluding the impact of acquisitions, which contributed $16.6 million to net sales, international sales increased 12% over prior year. This increase was primarily a result of sales volume increases from licensed watch products and continued growth in the FOSSIL jewelry line. The Company's leather product line increased predominantly due to further penetration of RELIC handbags in the national department store channel. These increases were partially offset by the non-recurrence of an $8.3 million non-branded watch sale occurring in the second quarter of fiscal 2000 and by decreases in the Company's domestic watch business. An 11% decrease in domestic watches was primarily due to significant reductions in the Company's private label business and an 8% decrease in FOSSIL and RELIC brands resulting from the deteriorating retail climate during the year. Management believes that fiscal 2002 net sales growth could reach the 15% level as a result of continued growth internationally, growth in the Company's domestic leather and sunglass business, primarily due to further penetration of the RELIC brand, and increased sales in the Company's FOSSIL domestic watch business.

        Gross Profit.    Gross profit margins decreased to 49.8% compared to 50.7% in the prior year. Gross margins were favorably impacted from the non-recurrence of the $8.3 million sale that carried a gross margin lower than the Company's historical consolidated gross margin. Excluding the effects of this sale, gross margins decreased approximately 140 basis points. The gross profit margins were impacted from a higher mix of lower margin domestic leather sales versus domestic watch sales, increased markdowns, lower margins generated by the Company's outlet stores and lower margins on European sales, primarily due to the Euro being weaker during the first three quarters of the year. Positively effecting gross margins was a greater mix of sales from the Company's international business and retail stores, both of which generally produce gross margins above the Company's historical consolidated gross margin. Management believes gross profit margins for 2002 will be consistent with those reported in fiscal 2001.

        Operating Expenses.    Operating expenses, as a percentage of net sales, increased to 35.7% compared to 32.1% for the prior year. Increases in operating expenses related to increased sales, expenses related to businesses acquired ($5.9 million) and additional infrastructure added during the latter half of fiscal 2000. Operating expenses as a percentage of net sales for the fourth quarter were significantly below levels experienced during the year as the Company began to anniversary the fiscal 2000 infrastructure initiatives. These infrastructure costs included higher payroll and personnel-related expenses, store opening and operating expenses and warehouse and distribution related expenses.

        Operating Income.    The increase in operating expenses as a percentage of net sales combined with a decrease in gross margins, resulted in the reduction of the Company's operating profit margin to 14.1% for 2001 in comparison to 18.6% in the prior year. Management believes the effects of acquired businesses, whose operating structures are not as well leveraged as the Company, and continued investment in infrastructure in 2002, including the Company's new distribution facility, will result in annual operating margins consistent with fiscal 2001. Management believes long-term sustainable operating margins in the 17% range are achievable as the Company continues to grow its sales, further leverages the new infrastructure costs and begins to consolidate its existing infrastructure in Europe.

        Write-off of Investment in Joint Venture.    The write-off of investment in joint venture reflects a $4.8 million one-time pre-tax charge to write off the carrying value of the Company's investment in SII Marketing International, Inc. ("SMI"), and record certain termination costs as a result of the Company's decision to terminate its equity participation in this joint venture. SMI, a joint venture between the Company and Seiko Instruments America, Inc., manufactures, markets and distributes watches to mass market retailers worldwide under owned, licensed and private label brands. The Company will continue to provide certain product development, marketing and merchandising support to SMI following termination of the joint venture on a cost-plus basis.

        Other Income (Expense).    Changes in other income (expense) have historically reflected changes in interest income from cash investments, royalty income, minority interests in the earnings (loss) of the Company's majority-owned subsidiaries, foreign currency gains and losses and equity in the earnings (loss) of its non-consolidated joint ventures. Other income (expense) for 2001 remained relatively unchanged compared to fiscal 2000 as decreases in interest income, due to lower invested cash balances and lower interest rates, were offset by foreign currency gains and certain damages awarded the Company resulting from a prior period legal matter.

        Income Taxes.    The Company's effective income tax rate decreased to 40% during 2001 compared to 41% in the prior year. This decrease was primarily related to a higher mix of income derived from jurisdictions that carry lower statutory income tax rates. Management believes opportunities exist to further reduce its effective income tax rate in 2002.

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

        Operating Expense.    Operating expense increases were a result of variable expenses associated with increased sales volumes, costs associated with expanding the Company's operating infrastructure and increased advertising expenditures. As a percentage of net sales, operating expenses increased over 1999 levels by 2%. The infrastructure costs included higher payroll and personnel-related expenses, store opening and operating expenses and warehouse and distribution related expenses. Increased advertising expenditures were primarily related to expansion of the Company's leather handbag fixturing program at department stores, web-based advertising and additional internet portal affiliations.

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

EFFECTS OF INFLATION

        Management does not believe that inflation had a material impact on results of operations for the periods presented. Substantial increases in costs, however, could have an impact on the Company and the industry. Management believes that, to the extent inflation affects its cost in the future, the Company could generally offset inflation by increasing prices if competitive conditions permit.

FOREIGN CURRENCY RISK

        As a multinational enterprise, the Company is exposed to changes in foreign currency exchange rates. The Company employs a variety of practices to manage this market risk, including its operating and financing activities, and where deemed appropriate, the use of derivative financial instruments. Forward contracts have been utilized by the Company to mitigate foreign currency risk. The Company's most significant foreign currency risk relates to the Euro and the British Pound. The Company uses derivative financial instruments only for risk management purposes and does not use them for speculation or for trading. There were no significant changes in how the Company managed foreign currency transactional exposure during 2001 and management does not anticipate any significant changes in such exposure or in the strategies it employs to manage such exposure in the near future.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's general business operations historically have not required substantial cash needs during the fist several months of its fiscal year. Generally, starting in the second quarter, the Company's cash needs begin to increase, typically reaching their peak in the September-November time frame. The Company's cash holdings and short-term marketable securities as of year-end decreased to $73 million in comparison to $91 million at the end of the prior year. This decrease is primarily comprised of working capital increases relating to higher levels of accounts receivable and inventories and approximately $47 million paid in connection with new distribution infrastructure and acquired businesses. These uses of cash were partially offset by cash flows from operations.

        Accounts receivable and inventory levels increased 18% and 28%, respectively, over prior year levels. Days sales outstanding ("DSO") increased to 38 days at year-end compared to 36 days in the previous year. The DSO increase is a result of a higher mix of international sales during the fourth quarter, which offer longer average payment terms than that in the United States. Additionally, DSO was unfavorably effected by an increase in the collection cycle domestically as a result of the weaker economy. The increase in inventory is primarily related to FOSSIL watch inventories and inventories related to acquired businesses. FOSSIL inventories were impacted by additional newness brought into the line. In conjunction with the change in the line, the Company reduced the number of its quick response styles ("QRS") from approximately 75% of the line to less than 40%. Accordingly, as QRS styles historically offer more predictability in sales, the Company increased inventory receipts during the fourth quarter to be more flexible in reacting to consumer demand. The Company reduced purchases in the first quarter of 2002 to balance out the heavy receipts in the fourth quarter of 2001 and management expects overall inventory levels to be more in line with prior year levels by the end of the first quarter.

        At the end of 2001, the Company had working capital of $163 million compared to working capital of $170 million at the end of the prior year. The Company had outstanding borrowings of $15 million against its $50 million bank credit facility at the end of the year, all of which have subsequently been paid off. These borrowings were primarily related to the acquisition of the Company's new distribution center during the third quarter. Management believes that cash flows from operations combined with existing cash on hand and amounts available under its credit facility will be sufficient to satisfy its working capital needs for at least the next eighteen months. For disclosure regarding the Company's contractual obligations, please see Note 10 to the financial statements included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

        Included within management's discussion of the Company's operating results, "forward-looking statements" were made within the meaning of the Private Securities Litigation Reform Act of 1995 regarding expectations for 2002. The actual results may differ materially from those expressed by these forward-looking statements. Significant factors that could cause the Company's 2002 operating results to differ materially from management's current expectations include, among other items, significant changes in consumer spending patterns or preferences, acts of terrorism and acts of war, competition in the Company's product areas, international in comparison to domestic sales mix, changes in foreign currency valuations in relation to the United States dollar, principally the European Union's Euro, an inability of management to control operating expenses in relation to net sales without damaging the long-term direction of the Company and the risks and uncertainties set forth in the Company's Current Report on Form 8-K dated March 30, 1999.

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

Fiscal Year 2001 DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Net sales	$121,105	$112,357	$135,999	$176,079
Gross profit	59,735	56,904	65,851	89,360
Operating expenses	43,394	45,320	47,486	58,796
Operating income	16,341	11,584	18,365	30,564
Income before income taxes	16,662	12,145	17,858	26,139
Provision for income taxes	6,661	4,862	7,143	10,455
Net income	10,001	7,283	10,715	15,684
Pro forma net income*	n/a	n/a	n/a	18,549
Earnings per share:
Basic	0.33	0.24	0.36	0.52
Diluted	0.32	0.23	0.34	0.50
Pro forma earnings per share:*
Basic	n/a	n/a	n/a	0.61
Diluted	n/a	n/a	n/a	0.59
Gross profit as a percentage of net sales	49.3%	50.6%	48.4%	50.7%
Operating expenses as a percentage of net sales	35.8%	40.3%	34.9%	33.3%
Operating income as a percentage of net sales	13.5%	10.3%	13.5%	17.4%

*
Pro forma information excludes a $4.8 million one-time pre-tax charge in fiscal 2001 which reflects the write-off of the carrying value of the Company's investment in SII Marketing International, Inc. as a result of the Company's decision to terminate its equity participation in the joint venture.

Fiscal Year 2000 DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Net sales	$103,569	$113,393	$128,064	$159,259
Gross profit	53,659	56,560	63,691	81,836
Operating expenses	32,500	36,108	41,302	52,015
Operating income	21,159	20,452	22,389	29,821
Income before income taxes	21,405	20,249	22,845	30,218
Provision for income taxes	8,777	8,301	9,367	12,389
Net income	12,628	11,948	13,478	17,829
Earnings per share:
Basic	0.39	0.37	0.42	0.59
Diluted	0.38	0.36	0.41	0.57
Gross profit as a percentage of net sales	51.8%	49.9%	49.7%	51.4%
Operating expenses as a percentage of net sales	31.4%	31.9%	32.2%	32.7%
Operating income as a percentage of net sales	20.4%	18.0%	17.5%	18.7%

        While the majority of the Company's products are not seasonal in nature, a significant portion of the Company's net sales and operating income is generally derived in the second half of the year. The Company's fourth quarter, which includes the Christmas season, on average generates in excess of 30% of the Company's annual operating income. The amount of net sales and operating income generated during the first quarter is affected by the levels of inventory held by retailers at the end of the Christmas season, as well as general economic conditions and other factors beyond the Company's control. In general, lower levels of inventory held by retailers at the end of the Christmas season may have a positive impact on the Company's net sales and operating income in the first quarter as a result of higher levels of restocking orders placed by retailers. Management currently believes that the Company's inventory levels at its major customers at the end of 2001 were below targeted levels and therefore may favorably impact retailers' restocking orders in the first quarter of 2002.

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

FINANCIAL INFORMATION

[ILLUSTRATION]

FINANCIAL INFORMATION

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholders of Fossil, Inc.:

        We have audited the accompanying consolidated balance sheets of Fossil, Inc. and subsidiaries as of January 5, 2002 and December 30, 2000, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 5, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fossil, Inc. and subsidiaries at January 5, 2002 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 5, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Dallas, Texas
February 25, 2002

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

/s/ KOSTA KARTSOTIS
Kosta Kartsotis
 President and
Chief Executive Officer

/s/ MIKE L. KOVAR
Mike L. Kovar
 Senior Vice President,
Chief Financial Officer
and Treasurer

CONSOLIDATED BALANCE SHEETS

DOLLARS IN THOUSANDS	January 5, 2002	December 30, 2000
Assets
Current assets:
Cash and cash equivalents	$67,491	$79,501
Short-term marketable investments	5,360	11,312
Accounts receivable—net	74,035	62,876
Inventories	103,662	81,118
Deferred income tax benefits	8,718	7,779
Prepaid expenses and other current assets	10,251	10,245

Total current assets	269,517	252,831
Investments in joint ventures	1,099	5,935
Property, plant and equipment—net	90,036	42,252
Intangible and other assets—net	20,211	6,573

Total assets	$380,863	$307,591

Liabilities and Stockholders' Equity
Current liabilities:
Notes payable	$15,955	$5,107
Accounts payable	21,266	18,325
Accrued expenses:
Co-op advertising	14,838	14,320
Compensation	8,594	6,179
Other	27,679	19,145
Income taxes payable	17,905	19,964

Total current liabilities	106,237	83,040

Deferred income tax liability	7,318	—
Commitments (Note 10)
Minority interest in subsidiaries	3,285	3,852
Stockholders' equity:
Common stock, 30,284,369 and 30,136,824 shares issued and outstanding, respectively	303	301
Additional paid-in capital	15,241	14,214
Retained earnings	252,112	208,429
Accumulated other comprehensive loss	(3,633)	(2,245)

Total stockholders' equity	264,023	220,699

Total liabilities and stockholders' equity	$380,863	$307,591

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA Fiscal Year	2001	2000	1999
Net sales	$545,541	$504,285	$418,762
Cost of sales	273,691	248,539	205,875

Gross profit	271,850	255,746	212,887
Operating expenses:
Selling and distribution	149,807	126,239	95,349
General and administrative	45,189	35,686	30,089

Total operating expenses	194,996	161,925	125,438

Operating income	76,854	93,821	87,449
Interest expense	319	128	117
Write-off of investment in joint venture	(4,776)	—	—
Other income (expense)—net	1,045	1,024	509

Income before income taxes	72,804	94,717	87,841
Provision for income taxes	29,121	38,834	36,015

Net income	$43,683	$55,883	$51,826

Other comprehensive income (loss):
Currency translation adjustment	(1,374)	827	(1,658)
Unrealized (loss) gain on marketable investments	(35)	187	(564)
Forward contracts as hedge of intercompany foreign currency payments:
Cumulative effect of implementing SFAS No.133	(400)	—	—
Change in fair values	421	—	—

Total comprehensive income	$42,295	$56,897	$49,604

Earnings per share:
Basic	$1.45	$1.76	$1.63

Diluted	$1.40	$1.71	$1.55

Weighted average common shares outstanding:
Basic	30,167	31,689	31,900

Diluted	31,240	32,675	33,428

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	common stock				accumulated other comprehensive income (loss)			treasury stock
AMOUNTS IN THOUSANDS	shares	par value	additional paid-in capital	retained earnings	cumulative translation adjustment	unrealized gain (loss) on marketable investments	unrealized gain (loss) on forward contracts	shares	share cost	total stockholders' equity
Balance, January 2, 1999	20,932	$209	$34,345	$102,858	$(1,037)	$—	$—	(104)	$(1,456)	$134,919
Common stock issued upon exercise of stock options	709	7	3,632	—	—	—	—	—	—	3,639
Tax benefit derived from exercise of stock options	—	—	3,902	—	—	—	—	—	—	3,902
Purchase of treasury shares	—	—	—	—	—	—	—	(90)	(1,994)	(1,994)
Reissuance of treasury stock upon exercise of stock options	—	—	—	(1,115)	—	—	—	135	2,242	1,127
Three-for-two-stock split	10,466	105	(105)	—	—	—	—	—	—	—
Net income	—	—	—	51,826	—	—	—	—	—	51,826
Unrealized loss on marketable investments	—	—	—	—	—	(564)	—	—	—	(564)
Currency translation adjustment	—	—	—	—	(1,658)	—	—	—	—	(1,658)

Balance, January 1, 2000	32,107	321	41,774	153,569	(2,695)	(564)	—	(59)	(1,208)	191,197
Common stock issued upon exercise of stock options	56	—	384	—	—	—	—	—	—	384
Tax benefit derived from exercise of stock options	—	—	470	—	—	—	—	—	—	470
Purchase of treasury shares	—	—	—	—	—	—	—	(13)	(268)	(268)
Reissuance of treasury stock upon exercise of stock options	—	—	—	(1,023)	—	—	—	72	1,476	453
Repurchase and retirement of common stock	(2,026)	(20)	(28,414)	—	—	—	—	—	—	(28,434)
Net income	—	—	—	55,883	—	—	—	—	—	55,883
Unrealized gain on marketable investments	—	—	—	—	—	187	—	—	—	187
Currency translation adjustment	—	—	—	—	827	—	—	—	—	827

Balance, December 30, 2000	30,137	301	14,214	208,429	(1,868)	(377)	—	—	—	220,699
Common stock issued upon exercise of stock options	307	3	2,622	—	—	—	—	—	—	2,625
Tax benefit derived from exercise of stock options	—	—	1,160	—	—	—	—	—	—	1,160
Common stock issued in connection with acquisitions	46	1	786	—	—	—	—	—	—	787
Repurchase and retirement of common stock	(206)	(2)	(3,541)	—	—	—	—	—	—	(3,543)
Net income	—	—	—	43,683	—	—	—	—	—	43,683
Unrealized loss on marketable investments	—	—	—	—	—	(35)	—	—	—	(35)
Currency translation adjustment	—	—	—	—	(1,374)	—	—	—	—	(1,374)
Forward contracts as hedge of intercompany foreign currency payments:
Cumulative effect of implementing SFAS No.133	—	—	—	—	—	—	(400)	—	—	(400)
Change in fair values	—	—	—	—	—	—	421	—	—	421

Balance, January 5, 2002	30,284	$303	$15,241	$252,112	$(3,242)	$(412)	$21	—	$—	$264,023

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

DOLLARS IN THOUSANDS Fiscal Year	2001	2000	1999
Operating Activities:
Net income	$43,683	$55,883	$51,826
Noncash items affecting net income:
Write-off of investment in joint venture	4,776	—	—
Minority interest in subsidiaries	1,430	1,786	1,484
Equity in losses of joint ventures	933	381	151
Depreciation and amortization	9,627	6,436	5,889
Tax benefit derived from exercise of stock options	1,160	470	3,902
Loss on disposal of assets	316	420	19
Increase in allowance for doubtful accounts	1,811	1,523	1,044
Increase in allowance for returns—net of related inventory in transit	268	742	2,098
Deferred income taxes	6,378	(1,010)	(1,114)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(7,340)	(15,983)	(11,355)
Inventories	(15,776)	(15,993)	(3,014)
Prepaid expenses and other current assets	712	(2,509)	(4,733)
Accounts payable	(1,886)	7,842	(5,056)
Accrued expenses	4,998	(2,274)	13,544
Income taxes payable	(2,184)	2,574	6,909

Net cash from operating activities	48,906	40,288	61,594
Investing Activities:
Business acquisitions, net of cash acquired	(15,787)	—	(2,732)
Effect of de-consolidating former subsidiary	(747)	—	—
Additions to property, plant and equipment	(55,610)	(20,341)	(10,568)
Sale (purchase) of marketable investments	5,951	(442)	(10,870)
Investment in joint ventures	(373)	(2,196)	(4,000)
Increase in intangible and other assets	(810)	(818)	(1,505)

Net cash used in investing activities	(67,376)	(23,797)	(29,675)
Financing Activities:
Common stock issued upon exercise of stock options	2,625	838	4,766
Net purchase of treasury stock	—	(268)	(1,994)
Acquisition and retirement of common stock	(3,543)	(27,806)	—
Distribution of minority interest earnings	(1,116)	(492)	(790)
Increase in notes payable	8,904	64	505

Net cash from (used in) financing activities	6,870	(27,664)	2,487
Effect of exchange rate changes on cash and cash equivalents	(410)	(234)	(761)

Net (decrease) increase in cash and cash equivalents	(12,010)	(11,407)	33,645
Cash and cash equivalents:
Beginning of year	79,501	90,908	57,263

End of year	$67,491	$79,501	$90,908

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

        Consolidated Financial Statements include the accounts of Fossil, Inc., a Delaware corporation and its subsidiaries (the "Company"). The Company reports on a fiscal year reflecting the retail-based calendar (containing 4-4-5 week calendar quarters). During 2001, the retail-based calendar contained 53 weeks instead of 52 weeks in the prior year. The additional week did not have a material impact on comparability to prior periods. References to 2001, 2000, and 1999 are for the fiscal years ended January 5, 2002, December 30, 2000 and January 1, 2000, respectively. Significant intercompany balances and transactions are eliminated in consolidation. The Company is a leader in the design, development, marketing and distribution of contemporary, high quality fashion watches, accessories and apparel. The Company's products are sold primarily through department stores and specialty retailers worldwide.

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

        Short-term Marketable Investments consist of liquid investments with original maturities exceeding three months and mutual fund investments. By policy, the Company invests primarily in high-grade marketable securities. Securities of $5.4 million and $5.1 million for fiscal years 2001 and 2000, respectively, are classified as available for sale and stated at fair value, with unrealized holding gains (losses) included in accumulated other comprehensive income (loss) as a component of stockholders' equity. At the end of 2001, there were no securities classified as held-to-maturity. Securities of $6.2 million for fiscal 2000 are classified as held-to-maturity and are stated at amortized cost.

        Accounts Receivable are stated net of allowances of approximately $22.5 million and $21.2 million for estimated customer returns and approximately $11.7 million and $9.5 million for doubtful accounts at the close of fiscal years 2001 and 2000, respectively.

        Inventories are stated at the lower of average cost, including any applicable duty and freight charges, or market.

        Property, Plant and Equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets of three to ten years for equipment and thirty years for buildings. Leasehold improvements are amortized over the shorter of the lease term or the asset's useful life.

        Intangible and Other Assets include the cost in excess of tangible assets acquired, noncompete agreements and trademarks. Non-compete agreements and trademarks are amortized using the straight-line method over the estimated useful lives of generally three and ten years, respectively. During 2001, cost in excess of tangible assets acquired, relative to business combinations occurring prior to July 1, 2001, have been amortized using the straight-line method over 20 years. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", issued in July 2001, future cost in excess of tangible assets acquired and other indefinite-lived intangible assets, related to business combinations occuring on or after July 1, 2001, will be tested for impairment rather than amortized beginning January 2002.

        Cumulative Translation Adjustment is included in accumulated other comprehensive income (loss) as a component of stockholders' equity and reflects the unrealized adjustments resulting from translating the financial statements of foreign subsidiaries. The functional currency of the Company's foreign subsidiaries is the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates prevailing during the year. Changes in exchange rates that affect cash flows and the related receivables or payables are recognized as transaction gains and losses in the determination of net income. The Company incurred net foreign currency transaction gains of approximately $300,000 and losses of $400,000 and $1.2 million for fiscal years 2001, 2000 and 1999, respectively, which have been included in other income (expense)—net.

        Forward Contracts are entered into by the Company principally to hedge the future payment of intercompany inventory transactions with its non-U.S. subsidiaries. Beginning in fiscal year 2001 these cash flow hedges are stated at estimated fair value and changes in fair value are reported as a component of other comprehensive income. At January 5, 2002, the Company had hedge contracts to sell (i) 16.7 million Euro for approximately $14.9 million, expiring through June 2002, and (ii) approximately 400,000 British Pounds for approximately $600,000, expiring through January 2002. If the Company were to settle its Euro and British Pound based contracts at fiscal year-end 2001, the net result would be a gain of approximately $21,000, net of taxes. This unrealized gain is recognized in other comprehensive income. The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities,"

effective December 31, 2000, and recognized an unrealized loss for forward contracts open at that date of $400,000, net of taxes, in other comprehensive income. The net increase in fair value of $421,000, is reported as other comprehensive income during fiscal 2001. This net increase consisted of net gains from these hedges of $771,000, less $350,000 of net gains reclassified into earnings.

        Revenues are recognized as sales when merchandise is shipped and title transfers to the customer. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition.

        Advertising Costs for in-store and media advertising as well as co-op advertising, internet portal costs and promotional allowances are expensed as incurred. Advertising expenses for fiscal years 2001, 2000 and 1999 were approximately $32.9 million, $32.3 million and $27.1 million, respectively.

        New Accounting Standards.    In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards were adopted by the Company on July 1, 2001. Under SFAS No. 142, all goodwill and intangible assets with indefinite lives will not be amortized in fiscal 2002 (amortization expense of $185,000 recognized in 2001) but will be tested for impairment annually and also in the event of an impairment indication. The Company does not expect the adoption of these standards to have a material effect on its financial statements.

        The FASB also issued SFAS No. 144, "Accounting for the Impairment or the Disposal of Long-Lived Assets," which is effective January 6, 2002 for the Company. SFAS No. 144 supersedes SFAS No.121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company has evaluated the impact of the provisions of SFAS No. 144, and believes the results of such evaluation would not result in any material adjustments to the carrying value of its long-lived assets as of the balance sheet date.

        Minority Interest in Subsidiaries, included within other income (expense)—net represents the minority stockholders' share of the net income (loss) of various consolidated subsidiaries. The minority interest in the consolidated balance sheets reflects the proportionate interest in the equity of the various consolidated subsidiaries.

        Earnings Per Share ("EPS").    Basic EPS is based on the weighted average number of common shares outstanding during each period. Diluted EPS includes the effects of dilutive stock options outstanding during each period using the treasury stock method.

        The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:

Fiscal Year IN THOUSANDS, EXCEPT PER SHARE DATA	2001	2000	1999
Numerator:
Net income	$43,683	$55,883	$51,826

Denominator:
Basic EPS computation:
Weighted average common shares outstanding	30,323	32,177	21,462
Three-for-two stock split effected August 1999	—	—	10,466
Repurchase of common shares, net of treasury shares reissued	(156)	(488)	(28)

	30,167	31,689	31,900

Basic EPS	$1.45	$1.76	$1.63

Diluted EPS computation:
Basic weighted average common shares outstanding	30,167	31,689	31,900
Stock option conversion	1,073	986	1,528

	31,240	32,675	33,428

Diluted EPS	$1.40	$1.71	$1.55

        Common Share and Per Share Data in these notes to consolidated financial statements have been presented on a retroactive basis for all stock splits.

        Deferred Income Taxes are provided for under the asset and liability method for temporary differences in the recognition of certain revenues and expenses for tax and financial reporting purposes.

        Fair Value of Financial Instruments is estimated to approximate the related book values unless otherwise indicated, based on market information available to the Company.

        Reclassification of certain 1999 and 2000 amounts have been made to conform to the 2001 presentation.

2. Acquisitions

        In May 2001, Fossil UK Holdings, Ltd., an indirect wholly owned subsidiary of the Company, acquired 100% of the capital stock of The Avia Watch Company Ltd. ("Avia") as well as certain trademarks utilized by Avia from Roventa-Henex S.A. for a cash purchase price of approximately $5.0 million. The acquisition was recorded as a purchase and, in connection therewith, the Company recorded goodwill of approximately $3.3 million.

        In July 2001, the Company acquired 80% of the capital stock of FSLA, Pty. Limited, the Company's distributor in Australia, for a cash purchase price of approximately $300,000. This acquisition was recorded as a purchase and, in connection therewith, the Company recorded goodwill of approximately $200,000.

        Effective July 2001, Fossil (East) Limited ("Fossil East") increased its equity interest in Pulse Time, Ltd. to 90% by acquiring an additional 30% of the capital stock from its minority holders in exchange for approximately 24,000 shares of the Company's common stock, par value $0.1 per share (the "Common Stock") valued at $450,000. Additionally, on July 3, 2001, Fossil East increased its equity interest in Trylink, Ltd. to 85% by acquiring an additional 34% of the capital stock from its minority holders in exchange for $225,000 in cash and approximately 14,000 shares of the Company's Common Stock valued at $225,000. Both of these acquisitions have been accounted for as a purchase and no goodwill was recorded in connection with either transaction.

        Effective August 2001, the Company acquired 99.6% of the outstanding capital stock of Vedette Industries, SA, the Company's distributor in France, for a cash purchase price of approximately $5.3 million. The terms of this transaction include a future earnout payment of an amount up to $1.5 million in the event that defined sales and operating income objectives are achieved. The acquisition was recorded as a purchase and, in connection therewith, the Company recorded goodwill of approximately $2.5 million, including amounts relating to the earnout provision.

        In August 2001, the Company acquired the worldwide rights to the ZODIAC brand name and related inventory for a cash purchase price of approximately $4.7 million. This acquisition was recorded as a purchase and $200,000 of goodwill was recorded in connection with this transaction.

        In October 2001, the Company acquired the outstanding stock of two separate companies and certain assets of a third, all located in Switzerland, for a combined cash purchase price of approximately $2.3 million. The terms of these transactions include future earnout payments for amounts up to approximately $750,000, in the event certain earnings thresholds are met. This acquisition was recorded as a purchase and, in connection therewith, the Company recorded goodwill of approximately $1.5 million, including amounts relating to the earnout provision.

        The results of these business combinations are included in the accompanying consolidated financial statements since the dates of their acquisition. The proforma effects, as if transactions had occurred at the beginning of the years presented, are not significant.

3. Investments in Joint Ventures

        During 1999, the Company acquired a 20% interest in SII Marketing International, Inc. ("SMI"), and since that time has invested $6.0 million in the venture. SMI, a joint venture between the Company and Seiko Instruments Incorporated ("SII"), was formed to design, market and distribute watches in the mass-market distribution channel. The investment of $5.4 million and $3.8 million at fiscal year-end 2000 and 1999, respectively, had been carried on the equity basis. The Company's equity in SMI's net loss of $1,100,000, $409,000 and $151,000 for fiscal 2001, 2000 and 1999, respectively, is included in other income (expense)—net. Subsequent to fiscal year-end 2001, the Company entered into an agreement to transfer its 20% interest in SMI to SII for no additional consideration in exchange for SII's agreement to indemnify the Company from certain existing and any future losses in connection with SMI. The write-off of the Company's remaining investment in SMI and recognition of certain transition cost of $4.8 million is reported as a separate item as other expense for fiscal year 2001.

        Effective July 2001, the Company sold 50% of the equity of its wholly-owned subsidiary in Japan, SFJ, Inc. ("SFJ"), to SII pursuant to a joint venture agreement for the marketing, distribution and sale of the Company's products in Japan. The Company has accounted for this investment based upon the equity method from the effective date of the transaction. The Company's equity in SFJ's net losses was $265,000 for 2001.

        In August 2000, the Company sold 50% of the equity of its former wholly-owned subsidiary ("Fossil Spain") pursuant to a joint venture agreement with Sucesores de A. Cardarso for the marketing, distribution and sale of the Company's products in Spain. The Company has accounted for the investment based upon the equity method from the effective date of the transaction. The Company's equity in Fossil Spain's net income was $497,000 and $28,000 for fiscal 2001 and 2000, respectively, and is included in other income (expense)—net.

4. Inventories

        Inventories consist of the following:

Fiscal Year-End IN THOUSANDS	2001	2000
Components and parts	$4,659	$6,258
Work-in-process	3,855	1,182
Finished merchandise on hand	70,547	48,113
Merchandise at Company stores	11,365	13,296
Merchandise in-transit from customer returns	13,236	12,269

	$103,662	$81,118

5. Property, Plant and Equipment

        Property, plant and equipment consist of the following:

Fiscal Year-End IN THOUSANDS	2001	2000
Land	$7,757	$2,525
Buildings	15,949	11,142
Furniture and fixtures	33,348	24,977
Computer equipment and software	18,536	11,883
Leasehold improvements	19,579	13,494
Construction in progress	27,549	1,817

	122,718	65,838
Less accumulated depreciation and amortization	32,682	23,586

	$90,036	$42,252

6. Intangible and Other Assets

        Intangibles and other assets consist of the following:

Fiscal Year-End IN THOUSANDS	2001	2000
Costs in excess of tangible net assets acquired	$13,401	$5,200
Noncompete agreement	475	475
Trademarks	5,168	1,030
Deposits	2,320	1,458
Cash surrender value of life insurance	900	783
Other	978	290

	23,242	9,236
Less accumulated amortization	3,031	2,663

	$20,211	$6,573

7. Debt

        Bank: U.S.-based.    The Company has renewed its short-term revolving credit facility with its primary bank ("U.S. Short-term Revolver") each year since June 1998. In November 2001, the Company amended the U.S. Short-term Revolver to temporarily increase the funds available under the facility to $50 million through January 15, 2002, an increase of $10 million, not subject to any borrowing base calculation. The U.S. Short-term Revolver is unsecured and requires the maintenance of net worth, quarterly income, working capital and financial ratios. There were $15.0 million in borrowings under the U.S. Short-term Revolver as of fiscal year-end 2001. Since June 1999, none of the $40.0 million in available funds under the facility was subject to a borrowing base calculation. In June 2000, the Company negotiated a reduction in the interest rate paid on Eurodollar Base Rate ("Eurodollar") based borrowings. All borrowings under the U.S. Short-term Revolver accrue interest at the bank's prime rate less 0.5%, 4.25% at year-end, or Eurodollar plus 0.75%, 3.2% at year-end. Interest expense under the credit facility was approximately $200,000 for fiscal year 2001.

        At fiscal year-end 2001 and 2000, the Company had outstanding letters of credit of approximately $8.6 million and $1.8 million, respectively, to vendors for the purchase of merchandise.

        Banks: Foreign Based.    In connection with SFJ, the Company's joint venture with SII in Japan, the Company and SII are co-guarantors of SFJ's 500,000,000 yen ($3.8 million as of year-end) short-term credit facility with Fuji Bank. In the event that SFJ defaults on payment of any amounts borrowed under this facility, the Company would be responsible to pay one-half the outstanding balance. As of the end of fiscal 2001, SFJ had approximately 260,000,000 yen ($2.0 million) of borrowings outstanding under this facility.

8. Other Income (Expense)—Net

        Other income (expense)—net consists of the following:

Fiscal Year IN THOUSANDS	2001	2000	1999
Interest income	$1,549	$3,480	$2,650
Minority interest in subsidiaries	(1,430)	(1,786)	(1,484)
Equity in losses of joint ventures—net	(933)	(381)	(151)
Currency gain (loss)	336	(412)	(1,181)
Royalty income	740	770	353
Other income (expense)	783	(647)	322

	$1,045	$1,024	$509

9. Income Taxes

        Deferred income tax benefits reflect the net tax effects of deductible temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's net deferred tax benefits, consist of the following:

Fiscal Year-End IN THOUSANDS	2001	2000
Current assets:
Deferred tax assets:
Bad debt allowance	$3,709	$3,163
Returns allowance	6,772	6,537
263(A) capitalization of inventory	878	704
Miscellaneous tax asset items	1,260	1,060
Deferred tax liabilities:
In-transit returns inventory	(3,901)	(3,685)

Net current deferred tax benefits	8,718	7,779
Long-term deferred tax liability:
Tax on certain undistributed earnings of foreign subsidiaries	(7,318)	—

Net deferred tax benefits	$1,400	$7,779

        Management believes that no valuation allowance against net deferred tax benefits is necessary. The resulting provision for income taxes consists of the following:

Fiscal Year IN THOUSANDS	2001	2000	1999
Current provision:
United States	$12,104	$21,229	$18,448
Foreign	9,479	18,145	14,779
Deferred provision	6,378	(1,010)	(1,114)
Tax equivalent related to exercise of stock options (credited to additional paid-in capital)	1,160	470	3,902

Provision for income taxes	$29,121	$38,834	$36,015

        A reconciliation of income tax computed at the U.S. federal statutory income tax rate of 35% to the provision for income taxes is as follows:

Fiscal Year IN THOUSANDS	2001	2000	1999
Tax at statutory rate	$25,481	$33,151	$30,744
State, net of federal tax benefit	1,069	736	975
Other	2,571	4,947	4,296

Provision for income taxes	$29,121	$38,834	$36,015

        Deferred U.S. federal income taxes are not provided on certain undistributed earnings of foreign subsidiaries where management plans to continue reinvesting these earnings outside the United States indefinitely. Determination of such tax amounts that would be payable if earnings were distributed to the U.S. Company is not practical because potential offsets by U.S. foreign tax credits would be available under various assumptions involving the tax calculation.

10. Commitments

        License Agreements.    The Company has various license agreements to market watches bearing certain trademarks owned by various entities. In accordance with these agreements, the Company incurred royalty expense of approximately $11.2 million, $9.6 million and $4.7 million in fiscal years 2001, 2000 and 1999, respectively. These amounts are included in the Company's cost of sales and selling expenses. The Company has several agreements in effect at the end of fiscal year 2001 which expire on various dates from February 2002 through December 2007 and require the Company to pay royalties ranging from 6% to 20.5% of defined net sales. Future minimum royalty commitments under such license agreements at the close of fiscal year 2001 are as follows (amounts in thousands):

2002	$11,122
2003	11,420
2004	5,551
2005	1,360
2006	1,863
Thereafter	1,855

$33,171

        Leases.    The Company leases its retail and outlet store facilities as well as certain of its office facilities and equipment under non-cancelable operating leases. Most of the retail store leases provide for contingent rental based on operating results and require the payment of taxes, insurance and other costs applicable to the property. Generally, these leases include renewal options for various periods at stipulated rates. Rent expense under these agreements was approximately $17.5 million, $10.9 million, and $6.8 million for fiscal years 2001, 2000 and 1999, respectively. Contingent rent expense has been immaterial in each of the last three fiscal years. Future minimum rental commitments under such non-cancelable leases at the close of fiscal year 2001 are as follows (amounts in thousands):

2002	$14,428
2003	14,622
2004	14,245
2005	13,753
2006	13,115
Thereafter	50,382

$120,545

11. Stockholders' Equity and Benefit Plans

        Common and Preferred Stock.    On July 21, 1999, the Board of Directors of the Company declared a 3-for-2 stock split ("Stock Split") of the Company's Common Stock which was effected in the form of a stock dividend which was paid on August 17, 1999 to stockholders of record on August 3, 1999. Retroactive effect has been given to the Stock Split in all share and per share data in these notes to financial statements.

        The Company has 100,000,000 shares of authorized Common Stock, with 30,284,369 and 30,136,824 shares issued and outstanding at the close of fiscal years 2001 and 2000, respectively. The Company has 1,000,000 shares of authorized $0.01 par value preferred stock with none issued or outstanding. Rights, preferences and other terms of preferred stock will be determined by the Board of Directors at the time of issuance.

        Common Stock Repurchase Programs.    On September 18, 2000 and September 18, 1998, the Company's Board of Directors authorized management to repurchase up to 500,000 shares and 2.5 million shares, respectively, of the Company's Common Stock in the open market or privately negotiated transactions (the "Repurchase Programs"). During fiscal years 2001 and 2000, the Company repurchased 206,198 and 2,039,400 shares, respectively, of its Common Stock under the Repurchase Programs at a cost of approximately $3.5 million and $28.6 million, respectively. During fiscal years 2001 and 2000, none and 73,372 shares respectively, of Common Stock repurchased were reissued in connection with the Company's 1993 Long-Term Incentive Plan ("Incentive Plan"). The Company retired 206,198 shares and 2,026,600 shares of its Common Stock that were purchased in fiscal years 2001 and 2000, respectively.

        Deferred Compensation and Savings Plans.    The Company has a savings plan in the form of a defined contribution plan (the "401(k) plan") for substantially all full-time employees of the Company. After one year of service, the Company matches 50% of employee contributions up to 3% of their compensation and 25% of the employee contributions between 3% and 6% of their compensation. The Company also has the right to make certain additional matching contributions not to exceed 15% of employee compensation. The Company's Common Stock is one of several investment alternatives available under the 401(k) plan. Matching contributions made by the Company to the 401(k) plan totaled approximately $400,000 for fiscal year 2001 and $300,000 and $200,000 for fiscal years 2000 and 1999, respectively.

        In December 1998, the Company adopted the Fossil, Inc. and Affiliates Deferred Compensation Plan (the "Deferred Plan"). Eligible participants may elect to defer up to 50% of their salary pursuant to the terms and conditions of the Deferred Plan. Eligible participants include certain officers and other highly compensated employees designated by the Deferred Plan's administrative committee. In addition, the Company may make employer contributions to participants under the Deferred Plan from time to time. The Company made no contributions to the Deferred Plan during the fiscal years 2001 and 2000 while $500,000 was distributed during fiscal 1999.

        Long-term Incentive Plan.    An aggregate of 2,587,500 shares of Common Stock were initially reserved for issuance pursuant to the Incentive Plan, adopted April 1993. An additional 1,350,000 shares were reserved in each of 1995, 1998 and 2001 for issuance under the Incentive Plan. Designated employees of the Company, including officers and directors, are eligible to receive (i) stock options, (ii) stock appreciation rights, (iii) restricted or non-restricted stock awards, (iv) cash awards or (v) any combination of the foregoing. The Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). Each option issued under the Incentive Plan terminates at the time designated by the Compensation Committee, not to exceed ten years. The current options outstanding predominately vest over a period ranging from three to five years and were priced at not less than the fair market value of the Company's Common Stock at the date of grant. The weighted average fair value of the stock options granted during fiscal years 2001, 2000 and 1999 was $10.11, $8.97 and $12.01, respectively.

        Nonemployee Director Stock Option Plan.    An aggregate of 225,000 shares of Common Stock were reserved for issuance pursuant to the Nonqualified Stock Option Plan, adopted April 1993. During the first year individuals are elected as nonemployee directors of the Company, they receive a grant of 5,000 nonqualified stock options. In addition, on the first day of each subsequent calendar year, each non-employee director automatically receives a grant of an additional 3,000 nonqualified stock options as long as the person is serving as a nonemployee director. Pursuant to this plan, 50% of the options granted will become exercisable on the first anniversary of the date of grant and in two additional installments of 25% on the second and third anniversaries. The exercise prices of options granted under this plan were not less than the fair market value of the Common Stock at the date of grant. The weighted average fair value of the stock options granted during fiscal years 2001, 2000 and 1999 was $10.29, $10.06 and $14.25, respectively.

        The fair value of options granted under the Company's stock option plans during fiscal years 2001, 2000 and 1999 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield, expected volatility of approximately 63% to 66%, risk free interest rate of 3.50% to 6.00%, and expected life of five to six years. The following tables summarize the Company's stock option activity:

Incentive Plan

	exercise price per share	weighted average exercise price per share	outstanding	weighted average exercise price per share	exercisable	available for grant
Balance, Fiscal 1998	$ 2.945 - $19.833	$6.187	2,313,788	$4.767	1,140,451	1,715,779
Granted	$17.875 - $33.187	$19.483	542,671	—	—	(542,671)
Exercised	$ 2.945 - $18.167	$5.319	(895,580)	—	—	—
Canceled	$ 3.528 - $29.875	$13.176	(53,426)	—	—	53,426
Exercisable	$ 2.945 - $19.833	$—	—	—	(199,643)	—

Balance, Fiscal 1999	$ 2.945 - $33.187	$10.193	1,907,453	$5.831	940,808	1,226,534
Granted	$11.187 - $25.000	$15.169	789,000	—	—	(789,000)
Exercised	$ 2.945 - $20.000	$7.204	(106,870)	—	—	—
Canceled	$ 5.167 - $33.187	$16.812	(94,494)	—	—	94,494
Exercisable	$ 2.945 - $32.625	$—	—	—	300,027	—

Balance, Fiscal 2000	$ 2.945 - $32.625	$11.639	2,495,089	$7.344	1,240,835	532,028
Granted	$14.000 - $22.940	$17.432	680,130	—	—	(680,130)
Shares designated for grant through the plan	—	—	—	—	—	1,350,000
Exercised	$ 2.945 - $19.333	$8.736	(288,823)	—	—	—
Canceled	$ 9.667 - $32.209	$17.243	(129,201)	—	—	129,201
Exercisable	$ 2.945 - $32.625	$—	—	—	55,812	—

Balance, Fiscal 2001	$ 2.945 - $32.625	$13.081	2,757,195	$8.993	1,296,647	1,331,099

Non-Employee Director Plan

	exercise price per share	weighted average exercise price per share	outstanding	weighted average exercise price per share	exercisable	available for grant
Balance, Fiscal 1998	$3.333 - $19.167	$7.288	148,500	$5.681	119,812	64,687
Granted	$23.125	$23.125	9,000	—	—	(9,000)
Exercised	$—	$—	—	—	—	—
Exercisable	$3.333 - $19.167	$—	—	—	16,874	—

Balance, Fiscal 1999	$3.333 - $23.125	$8.193	157,500	$6.560	136,686	55,687
Granted	$14.375 - $19.625	$17.000	10,000	—	—	(10,000)
Exercised	$3.333	$3.333	(22,500)	—	—	—
Exercisable	$3.333 - $23.125	$—	—	—	(22,500)	—

Balance, Fiscal 2000	$3.333 - $23.125	$9.554	145,000	$7.195	114,186	45,687
Granted	$14.484 - $21.000	$17.742	30,000	—	—	(30,000)
Exercised	$3.333 - $ 8.445	$5.250	(18,000)	—	—	—
Exercisable	$3.722 - $23.125	$—	—	—	13,064	—

Balance, Fiscal 2001	$3.722 - $23.125	$11.612	157,000	$9.921	127,250	15,687

        Additional weighted average information for options outstanding and exercisable as of fiscal year-end 2001:

			options outstanding		options exercisable
	range of exercise price	number of shares	weighted average exercise price per share	weighted average remaining contractual life	number of shares	weighted average exercise price per share
Long-Term Incentive Plan:	$2.945 - $ 8.250	716,535	$4.947	4.1 years	716,535	$4.947
	$8.260 - $17.000	1,017,811	$13.248	7.7 years	390,650	$11.246
	$17.010 - $32.625	1,022,849	$18.613	8.3 years	189,462	$19.650

		2,757,195			1,296,647	$8.993

Nonemployee Director Plan:	$3.722 - $ 8.250	60,750	$5.185	4.0 years	60,750	$5.185
	$8.260 - $17.000	53,750	$11.686	6.1 years	43,750	$11.053
	$17.010 - $23.125	42,500	$20.706	8.4 years	22,750	$20.392

		157,000			127,250	$9.921

        The Company applies Accounting Principles Board Opinion No.25 and related Interpretations in accounting for its stock option plans. No compensation cost has been recognized for the Company's stock option plans because the quoted market price of the Common Stock at the date of the grant was not in excess of the amount an employee must pay to acquire the Common Stock. SFAS No. 123, "Accounting for Stock-Based Compensation," issued by the FASB in 1995, prescribes a method to record compensation cost for stock-based employee compensation plans at fair value. Pro forma disclosures as if the Company had adopted the cost recognition requirements under SFAS No. 123 in fiscal years 2001, 2000 and 1999 are presented below.

Fiscal Year IN THOUSANDS, EXCEPT PER SHARE DATA	2001	2000	1999
Net income:
As reported	$43,683	$55,883	$51,826
Proforma under SFAS No. 123	$40,633	$53,018	$49,707
Basic earnings per share:
As reported	$1.45	$1.76	$1.63
Proforma under SFAS No. 123	$1.35	$1.67	$1.56
Diluted earnings per share:
As reported	$1.40	$1.71	$1.55
Proforma under SFAS No. 123	$1.30	$1.62	$1.49

12. Supplemental Cash Flow Information

        The following is provided as supplemental information to the consolidated statements of cash flows:

Fiscal Year IN THOUSANDS	2001	2000	1999
Cash paid during the year for:
Interest	$216	$62	$402
Income taxes	$23,156	$35,106	$27,532

13. Major Customer, Segment and Geographic Information

        Customers of the Company consist principally of major department stores and specialty retailers located throughout the United States, Europe and the Far East. There were no significant customers, individually or considered as a group under common ownership, which accounted for over 10% of net sales for fiscal years 2001, 2000 and 1999.

        The Company's majority owned facilities operate primarily in four geographic regions. The Company operates in two distinct distribution channels, wholesale and retail. In its wholesale operations the Company designs, develops, markets and distributes fashion watches and other accessories to department stores, specialty shops, and independent retailers throughout the world. The Company's retail operations consist of the Company's outlet and mall-based retail stores selling the Company's product directly to the consumer. Specific information related to the Company's reportable segments and geographic areas are contained in the following table. Intercompany sales of products between geographic areas are referred to as intergeographic items.

IN THOUSANDS	Net Sales	Operating Income (Loss)	Long-lived Assets	Total Assets
Fiscal Year-End 2001
United States—exclusive of Stores:			$62,315	$169,538
External customers	$290,859	$48,127	—	—
Intergeographic	77,236	—	—	—
Stores	66,504	(8,190)	23,897	43,702
Europe	132,030	1,306	21,567	34,270
Far East and Export:			3,567	133,353
External customers	53,580	36,046	—	—
Intergeographic	192,678	—	—	—
Japan	2,568	(435)	—	—
Intergeographic items	(269,914)	—	—	—

Consolidated	$545,541	$76,854	$111,346	$380,863

Fiscal Year-End 2000
United States—exclusive of Stores:			$28,269	$138,796
External customers	$301,767	$55,811	—	—
Intergeographic	73,270	—	—	—
Stores	49,803	(7,215)	18,135	39,978
Europe	99,439	6,442	5,132	21,138
Far East and Export:			3,052	106,375
External customers	47,152	39,910	—	—
Intergeographic	189,651	—	—	—
Japan	6,124	(1,127)	172	1,304
Intergeographic items	(262,921)	—	—	—

Consolidated	$504,285	$93,821	$54,760	$307,591

Fiscal Year-End 1999
United States—exclusive of Stores:			$24,554	$144,465
External customers	$252,816	$36,020	—	—
Intergeographic	34,700	—	—	—
Stores	37,797	4,361	8,294	24,818
Europe:			2,745	23,099
External customers	86,714	17,793	—	—
Intergeographic	500	—	—	—
Far East and Export:			2,687	74,469
External customers	34,091	29,662	—	—
Intergeographic	140,800	—	—	—
Japan	7,516	(387)	277	2,513
Intergeographic items	(176,172)	—	—	—

Consolidated	$418,762	$87,449	$38,557	$269,364

CORPORATE INFORMATION

EXECUTIVE OFFICERS AND DIRECTOR

Tom Kartsotis Chairman of the Board	Randy S. Kercho Executive Vice President	Kenneth W. Anderson Director
Kosta N. Kartsotis President, Chief Executive Officer and Director	Mike L. Kovar Senior Vice President, Chief Financial Officer and Treasurer	Alan J. Gold Director
Michael W. Barnes President, International and Special Markets Division and Director	Mark D. Quick President, Fashion Accessories Division	Junichi Hattori Director
Richard H. Gundy President, FOSSIL Watches and Stores Division and Director	T. R. Tunnell Executive Vice President, Chief Legal Officer and Secretary	Michael Steinberg Director
Jal S. Shroff Managing Director— Fossil East and Director		Donald J. Stone Director

CORPORATE INFORMATION

Transfer Agent and Registrar: Mellon Investor Services Overpeck Centre 85 Challenger Road Ridgefield Park, NJ 07760	Independent Auditors: Deloitte & Touche LLP 2200 Ross Avenue Dallas, TX 75201	Corporate Counsel: Jenkens & Gilchrist 1445 Ross Avenue Dallas, TX 75202

INTERNET WEBSITE

        The Company maintains a website at the worldwide internet address of www.fossil.com. Certain product, event, investor relations and collector club information concerning the Company is available at the site.

ANNUAL MEETING

        The Annual Meeting of Stockholders will be held on Wednesday, May 22, 2002, at 4:00 pm at the Company's headquarters, 2280 N. Greenville Ave., Richardson, Texas.

COMPANY INFORMATION

        A copy of the Company's Annual Report on Form 10-K and the Annual Report to Stockholders, as filed with the Securities and Exchange Commission, in addition to other Company information, is available to stockholders without charge upon written request to Fossil, Investor Relations, 2280 N. Greenville Ave., Richardson, Texas 75082-4412.

[ILLUSTRATION]

[ILLUSTRATION]