Form 10-K, Exhibit 13
period 2003-01-04
FOSSIL INC
filed 2003-04-04
CIK 883569

Exhibit 13

FOSSIL > 2002 ANNUAL REPORT

[ILLUSTRATION]

TABLE OF CONTENTS >

Company Profile	2

Financial Highlights	3

Letter to Stockholders	4

Company Overview	12

Management’s Discussion and Analysis	21

Financial Information	29

Corporate Information	47

COMPANY PROFILE

Fossil is a design, development, marketing and distribution company that specializes in consumer products predicated on fashion and value. The Company’s principal offerings include an extensive line of fashion watches sold under the Company’s proprietary FOSSIL®, RELIC® and ZODIAC® brands as well as licensed brands for some of the most prestigious companies in the world, including EMPORIO ARMANI®, DKNY®, DIESEL® and BURBERRY®. The Company also offers complementary lines of small leather goods, belts, handbags and sunglasses under the FOSSIL and RELIC brands, jewelry under the FOSSIL and EMPORIO ARMANI brands and FOSSIL apparel. The Company’s products are sold in department stores and specialty retail stores in over 90 countries around the world, in addition to the Company’s e-commerce website at www.fossil.com.

The Company differentiates its products from those of its competitors principally through innovations in fashion details. These innovations include variations in the treatment of watch dials, crystals, cases, straps and bracelets for the Company’s watches and innovative treatments and details in its other accessories. An in-house creative services team coordinates product design, packaging, advertising and in-store presentations to more effectively and cohesively communicate to its target markets the themes and images associated with its brands. Brand name development is further enhanced through Company-owned stores as well as the Company’s website.

Utilizing several wholly and majority-owned watch assembly facilities and centralized distribution points enables the Company to reduce its inventory risk, increase flexibility in meeting the delivery requirements of its customers and maintain significant cost advantages compared to its competitors. Additionally, the Company’s centralized infrastructure in development/ design coupled with its production/sourcing capabilities allows it to leverage the strength of its branded watch portfolio over an extensive global distribution network.

[GRAPH - NET SALES]

[GRAPH - OPERATING INCOME]

[GRAPH - NET INCOME]

[GRAPH - STOCKHOLDERS' EQUITY]

FINANCIAL HIGHLIGHTS

Fiscal Year	2002	2001		2000	1999	1998
IN THOUSANDS, EXCEPT PER SHARE DATA

Net sales	$663,338	$545,541		$504,285	$418,762	$304,743
Gross profit	334,085	271,850		255,746	212,887	150,504
Operating income	95,930	76,854		93,821	87,449	55,370
Income before income taxes	95,979	72,804		94,717	87,841	54,729
Net income	58,907	43,683	(1)	55,883	51,826	32,161
Earnings per share: (2)
Basic	1.28	0.97	(1)	1.18	1.08	0.69
Diluted	1.22	0.93	(1)	1.14	1.03	0.66

Weighted average common shares outstanding: (2)
Basic	45,993	45,251		47,534	47,850	46,581
Diluted	48,238	46,860		49,013	50,142	48,879

Working capital	$241,177	$163,280		$169,792	$155,198	$109,040
Total assets	482,526	380,863		307,591	269,364	194,078
Long-term debt	—	—		—	—	—
Stockholders’ equity	340,541	264,023		220,699	191,197	134,919
Return on average stockholders’ equity	19.9%	18.3%		26.9%	32.2%	29.3%

(1) Includes a $2.9 million one-time charge which reflects the write-off of the carrying value of the Company’s investment in SII Marketing International, Inc. as a result of the Company’s decision to terminate its equity participation in the joint venture relationship. Excluding this one-time charge, pro forma net income, basic earnings per share and diluted earnings per share were $46.5 million, $1.03 and $0.99, respectively.

(2) All share and per share price data has been adjusted to reflect three-for-two stock splits effected in the form of a stock dividend paid on August 17, 1999 and June 7, 2002.

STOCK INFORMATION

The Company’s common stock prices are published daily in The Wall Street Journal and other publications under the NASDAQ National Market Listing. The stock is traded under the ticker symbol “FOSL.” The following are the high and low sale prices of the Company’s stock per the NASDAQ National Market. All share price data has been adjusted to reflect a three-for-two stock split effected in the form of a stock dividend paid on June 7, 2002. Stock prices have been adjusted in certain cases to the nearest traded amount.

	2002		2001
	High	Low	High	Low
First quarter	$18.667	$13.167	$13.500	$9.167
Second quarter	23.740	17.527	15.567	11.007
Third quarter	24.610	15.600	14.867	9.407
Fourth quarter	22.620	14.990	15.067	10.767

As of March 28, 2003, the Company estimates that there were approximately 6,000 beneficial owners of the Company's Common Stock, represented by approximately 160 holders of record.

Dividend Policy. The Company expects that it will retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination as to dividend policy will be made in the discretion of the Board of Directors of the Company and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

LETTER TO STOCKHOLDERS

Dear Stockholders,

We are pleased to report that during 2002, FOSSIL expanded its global market share and achieved record levels of sales and earnings. We are also pleased with the Company’s ability to intensify its focus on the creative, financial, operational and strategic aspects of our different businesses. During the year, the Company demonstrated an ability to operate effectively even during a time when consumers around the world were decreasing their spending. We ended 2002 with strong growth in sales, operating income and earnings per share. Additionally, our balance sheet and inventory levels are in good shape and we have no long-term debt. Our shareholders were rewarded with a 44% increase in the value of the enterprise during 2002.

The Company’s focus on diversification by brand, distribution channel, customer and geography has created a strong operating model. In 2002, we grew by both increasing the absolute number of business platforms that we offer to retailers and by increasing our sales within each platform. We attribute this success to our disciplined approach to manufacturing, sourcing and distribution. Our sourcing and distribution systems are efficient and our operating model generates high levels of predictability and profitability.

The following are some of the specific objectives that the Company was able to accomplish during 2002:

•   Achieved strong growth in FOSSIL watches worldwide

•   Significantly expanded RELIC watches and accessories

•   Laid the groundwork for our Swiss watch offerings with the launch of BURBERRY and ZODIAC

•   Introduced EMPORIO ARMANI jewelry

•   Significantly grew our international presence with FOSSIL brand and licensed watches

•   Increased distribution capacity in the United States

•   Announced plans to introduce our first wrist technology offerings through partnerships with PalmSource and Microsoft

As we look ahead, we believe our strategies and initiatives provide us an outstanding opportunity for continued growth over the next three to five years. Domestically, we will continue to pursue an expansion of market share for our RELIC and FOSSIL brands. Our licensed brands should grow faster than the overall market this year. With our Swiss initiative, we will capture new distribution by selling jewelry stores in the United States for the first time. Furthermore, we will add new distribution by selling our technology watches to a large number of consumer electronic stores in the United States.

Internationally, we are focused on fine-tuning our global distribution systems in order to improve operational efficiencies. We believe that we are just now starting to penetrate a business that we estimate to be twice the size of the U.S. market. The U.K., France, Italy, Spain, Switzerland and all of Asia should represent significant growth opportunities for us as we continue to expand our business model.

We appreciate the support we received from our retail partners around the world during 2002. We also appreciate the tenacity that was exhibited by our global management team in continuing in their effort to aggressively capture market share and to do so efficiently. We believe that we have significant momentum, that our systems are sound and that our future should bring continued success.

Sincerely,

Tom Kartsotis	Kosta Kartsotis
Chairman	President & Chief
Executive Officer

[ILLUSTRATION]

[ILLUSTRATION]

LEVERAGE > BRANDS Our globally recognized brand portfolio allows us to adapt to any market.

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]

LEVERAGE > DISTRIBUTION CHANNELS

Our distribution presence has grown to over 90 countries throughout the world and allows for continued growth as we expand our offering in under-penetrated markets and develop new channels of distribution.

[ILLUSTRATION]

LEVERAGE > DESIGN/PRODUCTION

[ILLUSTRATION]

Our centralized design and production teams stay abreast of fashion trends and advances in technology resulting in product differentiation that keeps us in front of our competitors.

COMPANY OVERVIEW

WATCHES

Fossil:

The Company’s FOSSIL brand continues to expand inside and outside the US, with 11% sales growth during 2002. Over the last several years, the Company has upgraded its entire assortment to include stainless steel components that further advances its competitive advantage due to the high value/quality relationship. The strengths of the FOSSIL design team coupled with the Company’s production expertise continues to increase the brand’s market share worldwide and position it as one of the leading brands in the fashion watch category. Over the last three years, the Company has seen its FOSSIL business in the U.S. grow significantly in the specialty retail channel, to the point that more watches are being sold through this channel today than department stores. On the international front, strategic brand building initiatives, including the opening of FOSSIL retail stores and increased advertising in the wholesale channel, have resulted in significant sales growth. Management believes opportunities exist in the international market that would allow its FOSSIL business to grow to the size of that achieved in the U.S. over the next three to four years.

Relic:

The RELIC brand continues to gain market share and has become a recognized brand in leading national chain department stores. Leveraging the Company’s design and production capabilities allows RELIC to continue to offer fashion right watches at modest prices. The growth of RELIC accessories over the last year has further assisted in the recognition of this brand as a significant name in its distribution channel.

Licensed Fashion Brands:

The Company’s strengths in design and production, coupled with its global distribution network, have been instrumental in allowing it to attract licensing arrangements with some of the most prestigious companies in the world. This licensed watch group, that includes EMPORIO ARMANI, DKNY, DIESEL, COLUMBIA and PHILLIP STARCK, represented approximately 21% of the Company’s net sales in 2002, compared to 17.5% in the prior year. Combined with the Company’s proprietary fashion watch brands and the newly introduced Swiss brands, these licensed brands have assisted the Company in building a watch portfolio that allows the Company to tailor its offerings to the demands of the global marketplace.

Swiss Brands:

The Company initiated its Swiss watch strategy in late 2001 by acquiring three companies in Switzerland that specialized in design, sourcing and production of high-quality Swiss-made watches. In addition to these acquisitions, the Company purchased the ZODIAC brand, which carries a 120 year Swiss watch heritage, and entered into a global licensing arrangement with Burberry for design, production, marketing and distribution of BURBERRY fine timepieces. These offerings will allow the Company to immediately leverage its international distribution channels. Additionally, the Company is in the process of finalizing its sales infrastructure in the U.S. that will allow it to distribute watches to fine jewelry departments in major department stores and specialty jewelry stores for the first time.

Technology Offerings:

Over the last three years, the Company has invested significant time and money in research and development associated with new applications for the watch market. This investment has centered on developing innovative and diversified products, primarily mobile communication devices, that can be worn on the wrist. As a result, in 2002 the Company announced that it would be delivering the first wearable full-functioning Palm Powered device pursuant to a licensing arrangement with PalmSource. This product provides consumers convenient access to information while on-the-go in a sleek and compact form factor. The Company also announced in 2002 its partnership with Microsoft to develop a wrist device utilizing SPOT (Microsoft’s Smart Personal Objects Technology). This new watch will enable users to receive and display timely, customized web content at the convenient flick of a wrist. Both of these products are scheduled to launch in 2003.

JEWELRY

The Company believes the fashion jewelry category provides many of the same competitive advantages as its watch business. These advantages include portability, predictability and profitability. As a result, the Company initially developed FOSSIL jewelry in Germany to further leverage the FOSSIL brand and customer relationships in the German market and to take advantage of this synergistic category. In two years, net sales from this offering have grown to approximately $15 million in Germany and the Company is testing this category in other locations around the world. Additionally, the Company signed a global license arrangement for design, production and distribution of EMPORIO ARMANI jewelry worldwide. The Company tested this product offering in late 2002 and will be launching into hundreds of doors worldwide during fiscal 2003.

ACCESSORIES

The accessory division of Fossil exhibited solid growth in 2002 with sales increases of 12%. The Company’s handbag, small leather, belt and sunglass businesses under the FOSSIL brand are a major resource for moderately priced department stores throughout the U.S. Innovative designs and competitively priced products have allowed the Company to gain market share in this distribution channel in 2002. Additionally, expansion of RELIC accessories in late 2001 has solidified RELIC as a major brand in national department stores throughout the U.S., as well as leveraged the design and production capabilities of the Company’s accessory division.

DIRECT BUSINESSES

The Company’s full price stores continue to provide an exciting format in which to display the Company’s increasing FOSSIL product assortment and to convey the FOSSIL brand image. These stores are primarily located in major metropolitan malls, high traffic street locations and major entertainment theme parks throughout the U.S., Canada, Europe and the Far East. Furthermore, these stores are excellent vehicles for testing new product offerings. The Company also operates its own outlet stores throughout the U.S. These stores allow the Company to control the timely liquidation of discontinued merchandise while maintaining the integrity of the FOSSIL brand.

Fossil.com, the Company’s award winning and highly successful website, provides another excellent format in which to display the FOSSIL product assortment and convey the FOSSIL brand image. The website attracts approximately 1.4 million unique visitors each month. The integration of the site with the Company's distribution facility allows the visitor real-time information on product availabiity. The Company has accumulated a database of 1.6 million users who have signed up to receive weekly or monthly emails. Additionally, this site provides extensive financial and investor relations information for interested investors.

[ILLUSTRATION]

[ILLUSTRATION]

JEWELRY > Jewelry offers many of the same competitive characteristics seen in our watch business and allows for further expansion of our brands.

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]

ACCESSORIES >

[ILLUSTRATION]

[ILLUSTRATION]

The Company’s accessory lines continue to expand the FOSSIL and RELIC brand visibility.

[ILLUSTRATION]

DIRECT CHANNELS >

[ILLUSTRATION]

The Company's retail stores and website provide an exciting format in which to display the Company's increasing FOSSIL product assortment and to convey the FOSSIL brand image.

[ILLUSTRATION]

[ILLUSTRATION]

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fossil is a design, development, marketing and distribution company that specializes in consumer products predicated on fashion and value. The FOSSIL brand name was developed by the Company to convey a distinctive fashion, quality and value message and a brand image reminiscent of an earlier time in America that suggests a time of fun, fashion and humor. Since its inception in 1984, the Company has grown from its original flagship FOSSIL watch product into a dominant global watch company with a well-recognized branded portfolio delivered over an extensive distribution network. The Company’s principle offerings include an extensive line of watches sold under the Company’s proprietary brands FOSSIL, RELIC and ZODIAC as well as licensed brands for some of the most prestigious companies in the world including, EMPORIO ARMANI, DKNY, DIESEL and BURBERRY. The Company also offers complementary lines of small leather goods, belts, handbags and sunglasses under the FOSSIL and RELIC brands, jewelry under the FOSSIL and EMPORIO ARMANI brands and FOSSIL apparel. The Company’s centralized infrastructure in design/ development and production/sourcing allows it to leverage the strength of its branded watch portfolio over an extensive global distribution network.

The Company’s products are sold primarily to department stores and specialty retail stores in over 90 countries worldwide through Company-owned foreign sales subsidiaries and through a network of 53 independent distributors. The Company’s foreign operations include wholly or majority-owned subsidiaries in Australia, Canada, France, Germany, Hong Kong, Italy, Japan, Singapore, Switzerland and the U.K. In addition, the Company’s products are offered at Company-owned retail locations, primarily in the United States, and in independently-owned, authorized FOSSIL retail stores and kiosks located in several major airports, on cruise ships and in certain international markets. The Company’s successful expansion of its product lines worldwide and leveraging of its infrastructure have contributed to its increasing net sales and operating profits during the last five fiscal years.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to product returns, bad debts, and inventories. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies require the most significant estimates and judgments.

Revenues. Revenues are recognized as sales when merchandise is shipped and title transfers to the customer. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition based on historical experience. While such returns have historically been within management’s expectations and the provisions established, future return rates may differ from those experienced in the past. Any significant increase in product damages or defects and the resulting credit returns could have an adverse impact on the operating results for the period or periods in which such returns materialize.

Accounts Receivable. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by the review of their current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues identified. While such credit losses have historically been within the Company’s expectations and the provisions established, future credit losses may differ from those experienced in the past.

Inventories. Inventories are stated at the lower of average cost, including any applicable duty and freight charges, or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the average cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Long-Lived Assets. The Company periodically reviews the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company’s maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

COMPANY HIGHLIGHTS

      Sales Growth

•   During 2002, the Company continued to extend its product offering and geographical distribution. As a result, net sales increased 22% with contributions from all major product categories and businesses.

•   Sales from the Company’s international businesses increased 36% (29% excluding currency gains), including a 45% increase in Europe (36% excluding currency gains). Primary drivers of this increase were licensed watches, FOSSIL watches and FOSSIL jewelry. Sales from businesses acquired during the year were $6.7 million.

•   Domestic watch sales increased 11% as a result of an 8% increase in FOSSIL and a 68% increase in licensed brands.  RELIC watches increased slightly for the year, but experienced double-digit growth in the second half of the year, benefiting from expanded visibility and intensified brand imaging associated with the expansion of RELIC accessories.

•   Other domestic sales increased 14% as a result of growth in both FOSSIL and RELIC brand accessory products. RELIC accessories increased 57% as the product continued to gain market share after the expansion of this category in the fall of 2001.

•   Sales from the Company’s retail stores increased 22% as a result of a 12% increase in the average number of stores opened during the year and same store sales increases of 10%. The Company operated 104 stores at the end of the year, consisting of 47 outlet, 23 accessory and 18 jeans-wear stores in the United States and 16 accessory stores located outside the United States. This compares to 91 stores open at the end of the prior year; 44 outlet, 20 accessory and 19 jeans-wear stores in the United States and 8 accessory stores located outside the United States.

      New Products and Acquisitions

•   The Company introduced its Swiss-made timepiece collections, BURBERRY and ZODIAC, on a limited basis during the fourth quarter of 2002. A more significant roll-out of these brands is anticipated in the second half of 2003.

•   EMPORIO ARMANI jewelry was introduced in the fourth quarter of 2002. This product extension will allow the Company to leverage its existing sales infrastructure worldwide.

•   The Company continued to expand its fashion watch offering by launching COLUMBIA watches in the United States in 2002.

•   In the technology area, the Company announced its license arrangement with PalmSource to launch the first wrist PDA with a fully functional Palm operating system. This product combines the functionality of the Palm OS system and the portability of a watch. The product is scheduled to launch in mid-2003. Additionally, the Company announced its partnership with Microsoft to launch “SPOT” (Smart Personal Objects Technology), watches in the latter part of 2003. This product will allow personalized information to be delivered to a watch via FM radio frequency. These two technology offerings will allow the Company to expand its watch distribution into national electronic superstores as well as other electronic specialty retailers.

•   The Company acquired its former watch distributor and operator of four watch retail stores in Switzerland. Four FOSSIL retail stores were acquired in Canada during 2002.  Additionally, the Company acquired the remaining 50% interest of its former joint venture company in Japan.

      Infrastructure Additions

•   The Company began consolidating its U.S. based warehouse and distribution operations into its new 517,000 square foot state-of-the-art distribution facility in Dallas, Texas in April 2002. The Company completed this transition in early January 2003.

•   During December 2002, the Company acquired a parcel of land in Germany on which it will construct a new 100,000 square foot facility anticipated to be operational in August 2003. This facility will support the Company’s current operations in Germany as well as allow the Company to further support future growth throughout Europe.

•   Over the past year, the Company has been engaged in implementing a new enterprise resource planning system for its North American operations. Completion of this initial phase is scheduled for 2003. The Company plans on expanding this implementation into its European facilities beginning in late 2003.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, (i) the percentages of the Company’s net sales represented by certain line items from the Company’s consolidated statements of income and (ii) the percentage changes in these line items between the years indicated.

		Percentage		Percentage
		change		change
		from		from
Fiscal Year	2002	2001	2001	2000	2000

Net sales	100.0%	21.6%	100.0%	8.2%	100.0%
Cost of sales	49.6	20.3	50.2	10.1	49.3
Gross profit	50.4	22.9	49.8	6.3	50.7
Operating expenses	35.9	22.1	35.7	20.4	32.1
Operating income	14.5	24.8	14.1	(18.1)	18.6
Interest expense	—	(66.4)	0.1	150.3	—
Other income (expense)net	—	104.2	(0.7)	(464.3)	0.2
Income before income taxes	14.5	31.8	13.3	(23.1)	18.8
Provision for income taxes	5.6	27.3	5.3	(25.0)	7.7
Net income	8.9%	34.9%	8.0%	(21.8)%	11.1%

The following table sets forth certain components of the Company’s consolidated net sales and the percentage relationship of the components to consolidated net sales for the fiscal year indicated:

	Amount in millions			Percent of total
Fiscal Year	2002	2001	2000	2002	2001	2000

International:
Europe	$189.5	$130.3	$99.5	28.6%	23.9%	19.7%
Other	63.5	56.1	53.3	9.6	10.3	10.6
Total international	253.0	186.4	152.8	38.2	34.2	30.3

Domestic:
Watch products	201.4	180.6	202.7	30.4	33.1	40.2
Other products	125.8	110.3	99.0	18.9	20.2	19.6
Total domestic	327.2	290.9	301.7	49.3	53.3	59.8
Stores worldwide	83.1	68.2	49.8	12.5	12.5	9.9
Total net sales	$663.3	$545.5	$504.3	100.0%	100.0%	100.0%

FISCAL 2002 COMPARED TO FISCAL 2001

Net Sales. Net sales increased 22% for the year (19% excluding currency gains). This increase was led by strong sales volume growth in the Company’s international businesses, primarily from Europe which experienced a 45% increase (36% excluding currency gains). The Company believes its strategy of utilizing its impressive portfolio of watch brands continues to position it for further market penetration in Europe and the Far East. Also, the Company believes the addition of Swiss-made BURBERRY and ZODIAC watches and EMPORIO ARMANI jewelry will further advance its product offerings and allow for long-term leverage of its existing distribution infrastructure inside and outside the U.S. Businesses acquired in Switzerland, Canada and Japan contributed approximately $6.7 million to international sales. In the U.S., sales from the Company’s domestic wholesale businesses grew 12% as a result of further expansion of RELIC accessories, significant growth in licensed watch sales and solid growth in FOSSIL watches and accessories. Market expansion of RELIC handbags, small leather goods and sunglasses in the national department store channel accelerated beyond the launch of these product categories in 2001. Licensed watch sales growth in 2002 benefited from the launch of the COLUMBIA brand and further market penetration in DIESEL, EMPORIO ARMANI and DKNY. FOSSIL watches grew market share in the U.S. during 2002 and further expanded its leading fashion watch position in department and selected specialty stores. Additionally, the Company believes Swiss-made BURBERRY and ZODIAC watches, EMPORIO ARMANI jewelry and newly developed technology watch offerings will allow it to expand into additional distribution channels in the U.S., primarily specialty watch and jewelry stores and retail electronic stores, during 2003 and beyond.

Gross Profit. Gross profit margin increased to 50.4% compared to 49.8% in the prior year. This increase is attributed to increased sales mix from the Company’s international businesses and licensed watches as a percentage of total sales. International sales and licensed watch sales grew to approximately 38% and 21% of total sales during 2002, respectively, as compared to 34% and 17.5% during 2001, respectively. Both international and licensed watch sales generally provide gross margins in excess of the Company’s historical consolidated gross profit margin. Additionally, gross profit margin was favorably impacted from a lower sales mix of accessory products that generally provide gross profit margins below the Company’s historical consolidated gross profit margin. A stronger Euro during 2002 compared to the prior year slightly benefited gross profit margin. The Company believes gross profit margin for 2003 will increase slightly as management expects sales from its international businesses and licensed watch businesses to increase at a faster rate than its domestic accessory business.

Operating Expenses. Operating expenses, as a percentage of net sales, increased to 35.9% compared to 35.7% for the prior year. The $43 million increase in operating expenses primarily reflects increased variable costs to support sales growth, as well as higher distribution costs relating to the Company’s new distribution facility, increased payroll cost, increased advertising expenditures, operating expenses related to acquired businesses and higher costs in Europe due to the effects of a stronger Euro. The increase in payroll and advertising costs is primarily associated with new business initiatives, including Swiss-made watches, jewelry and new technology products. The Company believes operating cost, as a percentage of net sales, will increase slightly during 2003 as it incurs costs, inclusive of advertising, related to these product offerings. During 2003, management believes advertising costs, as a percentage of net sales, could increase 50 to 100 basis points to support these new product offerings and further expansion of advertising for FOSSIL watches worldwide.

Operating Income. Increased sales and improved gross profit margin more than offset increases in operating expenses for the year. As a result, the Company’s operating profit margin increased to 14.5% from 14.1% in the prior year. For fiscal 2003, management believes slight improvement in gross profit margin will be offset by operating expense increases resulting in operating margins consistent with fiscal 2002. Management believes long-term sustainable margins in the 17% range are achievable as the Company continues to grow its sales, further leverages the new infrastructure costs and consolidates its existing infrastructure in Europe.

Other Income (Expense). Other income (expense) primarily reflects interest income from cash investments, royalty income, minority interests in the earnings (loss) of the Company’s majority-owned subsidiaries and equity in the earnings (losses) of its non-consolidated joint venture. During 2002, other income (expense) decreased unfavorably by approximately $900,000 primarily as a result of reduced interest income due to lower yields on invested cash balances and the effects of a $500,000 legal settlement received by the Company in the prior year.

Income Taxes. The Company’s effective income tax rate decreased to 38.6% during 2002 compared to 40% in the prior year. This decrease was primarily related to a higher mix of income generated from countries whose statutory income tax rates are lower than the Company’s historical average income tax rate. Management believes this trend in its mix of income will continue and, as a result, expects its income tax rate to continue to decrease in 2003.

FISCAL 2001 COMPARED TO FISCAL 2000

Net Sales. Net sales increases were led by continued sales volume growth in the Company’s international businesses, increased sales from the Company’s retail stores, due to an increase in the number of stores, and further penetration of the Company’s leather products in the United States market. Excluding the impact of acquisitions, which contributed $16.6 million to net sales, international sales increased 12% over prior year. This increase was primarily a result of sales volume increases from licensed watch products and continued growth in the FOSSIL jewelry line. The Company’s leather product line increased predominantly due to further penetration of RELIC handbags in the national department store channel. These increases were partially offset by the non-recurrence of an $8.3 million non-branded watch sale occurring in the second quarter of fiscal 2000 and by decreases in the Company’s domestic watch business. An 11% decrease in domestic watches was primarily due to significant reductions in the Company’s private label business and an 8% decrease in FOSSIL and RELIC brands resulting from the deteriorating retail climate during the year.

Gross Profit. Gross profit margins decreased to 49.8% compared to 50.7% in the prior year. Gross margins were favorably impacted from the non-recurrence of the $8.3 million sale that carried a gross margin lower than the Company’s historical consolidated gross margin. Excluding the effects of this sale, gross margins decreased approximately 140 basis points. The gross profit margins were impacted from a higher mix of lower margin domestic leather sales versus domestic watch sales, increased markdowns, lower margins generated by the Company’s outlet stores and lower margins on European sales, primarily due to the Euro being weaker during the first three quarters of the year. Positively effecting gross margins was a greater mix of sales from the Company’s international business and retail stores, both of which generally produce gross margins above the Company’s historical consolidated gross margin.

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

Operating Income. The increase in operating expenses as a percentage of net sales combined with a decrease in gross margins, resulted in the reduction of the Company’s operating profit margin to 14.1% for 2001 in comparison to 18.6% in the prior year.

Write-off of Investment in Joint Venture. The write-off of investment in joint venture reflects a $4.8 million one-time pre-tax charge to write off the carrying value of the Company’s investment in SII Marketing International, Inc.. (“SMI”), and record certain termination costs as a result of the Company’s decision to terminate its equity participation in this joint venture. SMI, a joint venture between the Company and Seiko Instruments America, Inc., manufactures, markets and distributes watches to mass market retailers worldwide under owned, licensed and private label brands. The Company will continue to provide certain product development, marketing and merchandising support to SMI following termination of the joint venture on a cost-plus basis.

Other Income (Expense). Other income (expense) for 2001 remained relatively unchanged compared to fiscal 2000 as decreases in interest income, due to lower invested cash balances and lower interest rates, were offset by foreign currency gains and certain damages awarded the Company resulting from a prior period legal matter.

Income Taxes. The Company’s effective income tax rate decreased to 40% during 2001 compared to 41% in the prior year. This decrease was primarily related to a higher mix of income derived from jurisdictions that carry lower statutory income tax rates.

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

FOREIGN CURRENCY RISK

As a multinational enterprise, the Company is exposed to changes in foreign currency exchange rates. The Company employs a variety of practices to manage this market risk, including its operating and financing activities, and where deemed appropriate, the use of derivative financial instruments. Forward contracts have been utilized by the Company to mitigate foreign currency risk. The Company’s most significant foreign currency risk relates to the Euro and the British Pound. The Company uses derivative financial instruments only for risk management purposes and does not use them for speculation or for trading. There were no significant changes in how the Company managed foreign currency transactional exposure during 2002 and management does not anticipate any significant changes in such exposures or in the strategies it employs to manage such exposure in the near future.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s general business operations historically have not required substantial cash needs during the first several months of its fiscal year. Generally, starting in the second quarter, the Company’s cash needs begin to increase, typically reaching their peak in the September-November time frame. The Company’s cash holdings and short-term marketable securities as of year end increased to $118 million in comparison to $73 million at the end of the prior year. This increase in cash flow is primarily derived from $81 million of net cash generated from operating activities offset by $27 million in capital expenditures and $14 million in debt reduction.

Accounts receivable at year-end were $86 million compared to $74 million at the end of the prior year. This 17% increase is below the 22% sales increase for the year and resulted in days sales outstanding decreasing to 37 days compared to 38 days in the prior year. Inventory at year-end was on plan and current at $122 million, representing a 17% increase from the $104 million at the end of the prior year. This $18 million increase was entirely related to the Company’s international businesses as its domestic inventories remained unchanged compared to the prior year.

At the end of the year, the Company had working capital of $241 million compared to working capital of $163 million at the end of the prior year. The Company had no outstanding borrowings against its $40 million bank credit facility at the end of the year. Management believes that cash flow from operations combined with existing cash on hand and amounts available under its credit facility will be sufficient to satisfy the cash requirements of its working capital needs for at least the next eighteen months. For disclosure regarding the Company’s contractual obligations, see Note 10 to the consolidated financial statements included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Included within management’s discussion of the Company’s operating results, “forward-looking statements” were made within the meaning of the Private Securities Litigation Reform Act of 1995 regarding expectations for 2003. The actual results may differ materially from those expressed by these forward-looking statements. Significant factors that could cause the Company’s 2003 operating results to differ materially from management’s current expectations include, among other items, significant changes in consumer spending patterns or preferences, acts of terrorism and acts of war, competition in the Company’s product areas, international in comparison to domestic sales mix, changes in foreign currency valuations in relation to the United States dollar, principally the European Union’s Euro, an inability of management to control operating expenses in relation to net sales without damaging the long-term direction of the Company and the risks and uncertainties set forth in the Company’s Current Report on Form 8-K dated March 30, 1999.

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

Fiscal Year 2002	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

Net sales	$143,680	$142,460	$164,821	$212,377
Gross profit	71,492	71,475	81,579	109,539
Operating expenses	52,229	55,306	58,419	72,201
Operating income	19,263	16,169	23,160	37,338
Income before income taxes	19,367	15,962	23,112	37,538
Provision for income taxes	7,552	6,224	9,015	14,281
Net income	11,815	9,738	14,097	23,257
Earnings per share:
Basic	0.26	0.21	0.31	0.50
Diluted	0.25	0.20	0.29	0.48
Gross profit as a percentage of net sales	49.8%	50.2%	49.5%	51.6%
Operating expenses as a percentage of net sales	36.4%	38.8%	35.4%	34.0%
Operating income as a percentage of net sales	13.4%	11.3%	14.1%	17.6%

Fiscal Year 2001	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

Net sales	$121,105	$112,357	$135,999	$176,079
Gross profit	59,735	56,904	65,851	89,360
Operating expenses	43,394	45,320	47,486	58,796
Operating income	16,341	11,584	18,365	30,564
Income before income taxes	16,662	12,145	17,858	26,139
Provision for income taxes	6,661	4,862	7,143	10,455
Net income	10,001	7,283	10,715	15,684 (1)
Earnings per share:
Basic	0.22	0.16	0.24	0.35 (1)
Diluted	0.21	0.16	0.23	0.33 (1)
Gross profit as a percentage of net sales	49.3%	50.6%	48.4%	50.7%
Operating expenses as a percentage of net sales	35.8%	40.3%	34.9%	33.3%
Operating income as a percentage of net sales	13.5%	10.3%	13.5%	17.4%

(1) Includes a $2.9 million one-time charge which reflects the write-off of the carrying value of the Company’s investment in SII Marketing International, Inc. as a result of the Company’s decision to terminate its equity participation in the joint venture. Excluding this one-time charge, pro forma net income, basic earnings per share and diluted earnings per share were $18.5 million, $0.41 and $0.39, respectively.

While the majority of the Company’s products are not seasonal in nature, a significant portion of the Company’s net sales and operating income is generally derived in the second half of the year. The Company’s fourth quarter, which includes the Christmas season, on average generates in excess of 30% of the Company’s annual operating income. The amount of net sales and operating income generated during the first quarter is affected by the levels of inventory held by retailers at the end of the Christmas season, as well as general economic conditions and other factors beyond the Company’s control. In general, lower levels of inventory held by retailers at the end of the Christmas season may have a positive impact on the Company’s net sales and operating income in the first quarter as a result of higher levels of restocking orders placed by retailers. Management currently believes that the Company’s inventory levels at its major customers at the end of 2002 were at or near retailers’ target inventory levels, although on average, slightly higher than the levels at the end of 2001.

As the Company increases the number of Company-owned stores, it would generally amplify the Company’s seasonality by decreasing the Company’s operating income in the first half of the year while increasing operating income during the second half of the year. In addition, new product launches would generally augment the sales levels in the quarter in which the product launch takes place. The results of operations for a particular quarter may also vary due to a number of factors, including retail, economic and monetary conditions, timing of orders or holidays and the mix of products sold by the Company.

FINANCIAL INFORMATION

INDEPENDENT AUDITORS’ REPORT

Directors and Stockholders of Fossil, Inc.

We have audited the accompanying consolidated balance sheets of Fossil, Inc. and subsidiaries as of January 4, 2003 and January 5, 2002, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended January 4, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fossil, Inc. and subsidiaries at January 4, 2003 and January 5, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 4, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Dallas, Texas
February 24, 2003

REPORT OF MANAGEMENT

The accompanying consolidated financial statements and other information contained in this Annual Report have been prepared by management. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based upon our best estimates and judgments.

To help assure that financial information is reliable and that assets are safeguarded, management maintains a system of internal controls and procedures which it believes is effective in accomplishing these objectives. These controls and procedures are designed to provide reasonable assurance, at appropriate costs, that transactions are executed and recorded in accordance with management’s authorization. The consolidated financial statements and related notes thereto have been audited by Deloitte & Touche LLP, independent auditors. The accompanying auditors’ report expresses an independent professional opinion on the fairness of presentation of management’s financial statements.

The Audit Committee of the Board of Directors is composed of certain of the Company’s outside directors, and is responsible for selecting the independent auditing firm to be retained for the coming year. The Audit Committee meets periodically with the independent auditors, as well as with management, to review internal accounting controls and financial reporting matters. The independent auditors also meet privately on occasion with the Audit Committee, to discuss the scope and results of their audits and any recommendations regarding the system of internal accounting controls.

Kosta Kartsotis
President and
Chief Executive Officer

Mike L. Kovar
Senior Vice President, Chief Financial Officer and Treasurer

CONSOLIDATED BALANCE SHEETS

AMOUNTS IN THOUSANDS

Fiscal Year	2002	2001

Assets
Current assets:
Cash and cash equivalents	$112,348	$67,491
Short-term marketable investments	5,576	5,360
Accounts receivable net	86,351	74,035
Inventories	121,823	103,662
Deferred income tax benefits	13,597	8,718
Prepaid expenses and other current assets	15,944	10,251
Total current assets	355,639	269,517

Investment in joint ventures	1,926	1,099
Property, plant and equipment net	103,112	90,036
Intangible and other assets net	21,849	20,211
Total assets	$482,526	$380,863

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable	$2,505	$15,955
Accounts payable	32,999	21,266
Accrued expenses:
Co-op advertising	13,784	14,838
Compensation	11,314	8,594
Other	33,028	27,679
Income taxes payable	20,832	17,905
Total current liabilities	114,462	106,237

Deferred income tax liability	23,599	7,318
Commitments (Note 10)
Minority interest in subsidiaries	3,924	3,285
Stockholders’ equity:
Common stock, 46,392,123 and 30,284,369 shares issued and outstanding, respectively	464	303
Additional paid-in capital	27,096	15,241
Retained earnings	311,019	252,112
Accumulated other comprehensive income (loss)	4,263	(3,633)
Deferred compensation	(2,301)	—
Total stockholders’ equity	340,541	264,023
Total liabilities and stockholders’ equity	$482,526	$380,863

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

Fiscal Year	2002	2001	2000

Net sales	$663,338	$545,541	$504,285
Cost of sales	329,253	273,691	248,539
Gross profit	334,085	271,850	255,746
Operating expenses:
Selling and distribution	186,634	149,807	126,239
General and administrative	51,521	45,189	35,686
Total operating expenses	238,155	194,996	161,925
Operating income	95,930	76,854	93,821
Interest expense	107	319	128
Write-off of investment in joint venture	—	(4,776)	—
Other income (expense)—net	156	1,045	1,024
Income before income taxes	95,979	72,804	94,717
Provision for income taxes	37,072	29,121	38,834
Net income	$58,907	$43,683	$55,883

Other comprehensive income (loss), net of taxes:
Currency translation adjustment	11,510	(1,374)	827
Unrealized (loss) gain on marketable investments	(83)	(35)	187
Forward contracts as hedge of intercompany foreign currency payments:
Cumulative effect of implementing SFAS No.133	—	(400)	—
Change in fair values	(3,531)	421	—
Total comprehensive income	$66,803	$42,295	$56,897

Earnings per share:
Basic	$1.28	$0.97	$1.18
Diluted	$1.22	$0.93	$1.14
Weighted average common shares outstanding:
Basic	45,993	45,251	47,534
Diluted	48,238	46,860	49,013

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AMOUNTS IN THOUSANDS

	common stock				accumulated other comprehensive income (loss)			treasury stock
						unrealized gain	unrealized gain
		par	additional paid in	retained	cumulative translation	(loss) on marketable	(loss) on forward		share	deferred	total stockholders’
	shares	value	capital	earnings	adjustment	investments	contracts	shares	cost	compensation	equity

Balance, January 1, 2000	32,107	$321	$41,774	$153,569	$(2,695)	$(564)	$—	(59)	$(1,208)	$—	$191,197
Common stock issued upon exercise of stock options	56	—	384	—	—	—	—	—	—	—	384
Tax benefit derived from exercise of stock options	—	—	470	—	—	—	—	—	—	—	470
Purchase of treasury shares	—	—	—	—	—	—	—	(13)	(268)	—	(268)
Reissuance of treasury stock upon exercise of stock options	—	—	—	(1,023)	—	—	—	72	1,476	—	453
Repurchase and retirement of common stock	(2,026)	(20)	(28,414)	—	—	—	—	—	—	—	(28,434)
Net income	—	—	—	55,883	—	—	—	—	—	—	55,883
Unrealized gain on marketable investments	—	—	—	—	—	187	—	—	—	—	187
Currency translation adjustment	—	—	—	—	827	—	—	—	—	—	827

Balance, December 30, 2000	30,137	301	14,214	208,429	(1,868)	(377)	—	—	—	—	220,699

Common stock issued upon exercise of stock options	307	3	2,622	—	—	—	—	—	—	—	2,625
Taxbenefit derived exercise of stock options	—	—	1,160	—	—	—	—	—	—	—	1,160
Common stock issued in connection with acquisitions	46	1	786	—	—	—	—	—	—	—	787
Repurchase and retirement of common stock	(206)	(2)	(3,541)	—	—	—	—	—	—	—	(3,543)
Net income	—	—	—	43,683	—	—	—	—	—	—	43,683
Unrealized loss on marketable investments	—	—	—	—	—	(35)	—	—	—	—	(35)
Currency translation adjustment	—	—	—	—	(1,374)	—	—	—	—	—	(1,374)
Forward contracts as hedge of intercompany foreign currency payments:
Cumulative effect of implementing SFAS No.133	—	—	—	—	—	—	(400)	—	—	—	(400)
Change in fair values	—	—	—	—	—	—	421	—	—	—	421

Balance, January 5, 2002	30,284	303	15,241	252,112	(3,242)	(412)	21	—	—	—	264,023

Common stock issued upon exercise of stock options	970	10	6,433	—	—	—	—	—	—	—	6,443
Tax benefit derived from exercise of stock options	—	—	3,053	—	—	—	—	—	—	—	3,053
Repurchase and retirement of common stock	(4)	—	(59)	—	—	—	—	—	—	—	(59)
Three-for-two-stock split	15,142	151	(156)	—	—	—	—	—	—	—	(5)
Restricted stock issued in connection with deferred compensation plan	—	—	2,584	—	—	—	—	—	—	(2,584)	—
Amortization of deferred compensation.	—	—	—	—	—	—	—	—	—	283	283
Net income	—	—	—	58,907	—	—	—	—	—	—	58,907
Unrealized loss on marketable investments	—	—	—	—	—	(83)	—	—	—	—	(83)
Currency translation adjustment	—	—	—	—	11,510	—	—	—	—	—	11,510
Forward contracts as hedge of intercompany foreign currency payments:
Change in fair values	—	—	—	—	—	—	(3,531)	—	—	—	(3,531)

Balance, January 4, 2003	46,392	$464	$27,096	$311,019	$8,268	$(495)	$(3,510)	—	$—	$(2,301)	$340,541

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
AMOUNTS IN THOUSANDS

Fiscal Year	2002	2001	2000

Operating Activities:
Net income	$58,907	$43,683	$55,883
Noncash items affecting net income:
Write-off of investment in joint venture	—	4,776	—
Minority interest in subsidiaries	1,958	1,430	1,786
Equity in (income) losses of joint ventures	(827)	933	381
Depreciation and amortization	14,230	9,627	6,436
Amortization of deferred compensation	283	—	—
Tax benefit derived from exercise of stock options	3,053	1,160	470
Loss on disposal of assets	369	316	420
Increase in allowance for doubtful accounts	907	1,811	1,523
Increase in allowance for returns net of related inventory in transit	484	268	742
Deferred income taxes	13,674	6,378	(1,010)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(15,537)	(7,340)	(15,983)
Inventories	(14,783)	(15,776)	(15,993)
Prepaid expenses and other current assets	(5,463)	712	(2,509)
Accounts payable	16,398	(1,886)	7,842
Accrued expenses	6,802	4,998	(2,274)
Income taxes payable	594	(2,184)	2,574
Net cash from operating activities	81,049	48,906	40,288

Investing Activities:
Business acquisitions, net of cash acquired	(4,373)	(15,787)	—
Effect of de-consolidating former subsidiary	—	(747)	—
Additions to property, plant and equipment	(26,860)	(55,610)	(20,341)
(Purchase) sale of marketable investments	(216)	5,951	(442)
Investment in joint ventures	—	(373)	(2,196)
Decrease (increase) in intangible and other assets	917	(810)	(818)
Net cash used in investing activities	(30,532)	(67,376)	(23,797)

Financing Activities:
Proceeds from exercise of stock options	6,438	2,625	838
Net purchase of treasury stock	—	—	(268)
Acquisition and retirement of common stock	(59)	(3,543)	(27,806)
Distribution of minority interest earnings	(1,319)	(1,116)	(492)
(Payments) borrowings on notes payable-net	(13,998)	8,904	64
Net cash (used in) from financing activities	(8,938)	6,870	(27,664)

Effect of exchange rate changes on cash and cash equivalents	3,278	(410)	(234)
Net increase (decrease) in cash and cash equivalents	44,857	(12,010)	(11,407)
Cash and cash equivalents:
Beginning of year	67,491	79,501	90,908

End of year	$112,348	$67,491	$79,501

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Consolidated Financial Statements include the accounts of Fossil, Inc., a Delaware corporation and its subsidiaries (the “Company”). The Company reports on a fiscal year reflecting the retail-based calendar (containing 4-4-5 week calendar quarters). During 2001, the retail-based calendar contained 53 weeks instead of 52 weeks in the current year. The additional week did not have a material impact on comparability between periods presented. References to 2002, 2001, and 2000 are for the fiscal years ended January 4, 2003, January 5, 2002 and December 30, 2000, respectively. Significant intercompany balances and transactions are eliminated in consolidation. The Company is a leader in the design, development, marketing and distribution of contemporary, high quality fashion watches, accessories and apparel. The Company’s products are sold primarily through department stores and specialty retailers worldwide.

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

Short term Marketable Investments consist of liquid investments with original maturities exceeding three months and mutual fund investments. By policy, the Company invests primarily in high-grade marketable securities. Securities of $5.6 million and $5.4 million for fiscal years 2002 and 2001, respectively, are classified as available for sale and stated at fair value, with unrealized holding gains (losses) included in accumulated other comprehensive income (loss) as a component of stockholders’ equity.

Accounts Receivable are stated net of allowances of approximately $24.8 million and $22.5 million for estimated customer returns and approximately $12.6 million and $11.7 million for doubtful accounts at the close of fiscal years 2002 and 2001, respectively.

Inventories are stated at the lower of average cost, including any applicable duty and freight charges, or market.

Property, Plant and Equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets of three to ten years for equipment and thirty years for buildings. Leasehold improvements are amortized over the shorter of the lease term or the asset’s useful life.

Intangible and Other Assets include the cost in excess of tangible assets acquired, noncompete agreements and trademarks. Non-compete agreements and trademarks are amortized using the straight-line method over the estimated useful lives of generally three and ten years, respectively. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, issued in July 2001, cost in excess of tangible assets acquired and other indefinite-lived intangible assets related to business combinations occurring on or after July 1, 2001, are tested for impairment rather than amortized. During 2001 and prior periods, cost in excess of tangible assets acquired relative to business combinations occurring prior to July 1, 2001, were amortized using the straight-line method over 20 years.

Cumulative Translation Adjustment is included as a component of other comprehensive income (loss) and reflects the unrealized adjustments resulting from translating the financial statements of foreign subsidiaries. The functional currency of the Company’s foreign subsidiaries is the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates prevailing during the year. Changes in exchange rates that affect cash flows and the related receivables or payables are recognized as transaction gains and losses in the determination of net income. The Company incurred net foreign currency transaction losses of approximately $500,000, gains of $300,000 and losses of $400,000 for fiscal years 2002, 2001 and 2000, respectively, which have been included in other income (expense)—net.

Forward Contracts are entered into by the Company principally to hedge the future payment of intercompany inventory transactions with its non-U.S. subsidiaries. Beginning in fiscal year 2001, these cash flow hedges are stated at estimated fair value and changes in fair value are reported as a component of other comprehensive income (loss). At January 4, 2003, the Company had hedge contracts to sell (i) 63.1 million Euro for approximately $59.9 million, expiring through December 2003, and (ii) approximately 1.1 million British Pounds for approximately $1.5 million, expiring through February 2003. If the Company were to settle its Euro and British Pound based contracts at fiscal year-end 2002, the net result would be a loss of approximately $3.5 million, net of taxes. This unrealized loss is recognized in other comprehensive income (loss). The Company adopted SFAS No. 133,

 “Accounting for Derivative Instruments and Hedging Activities,” effective December 31, 2000, and recognized an unrealized loss for forward contracts open at that date of $400,000, net of taxes, in other comprehensive income (loss). The net decrease in fair value of $3.5 million during fiscal 2002 and net increase in fair value of $421,000 during fiscal 2001, are reported as other comprehensive income (loss). The net decrease in fiscal 2002 of $3.5 million consisted of net losses from these hedges of $4.0 million less $500,000 of net losses reclassified into earnings. The increase in fiscal 2001 consisted of net gains from these hedges of $771,000, less $350,000 of net gains reclassified into earnings.

Revenues are recognized as sales when merchandise is shipped and title transfers to the customer. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition.

Advertising Costs for in-store and media advertising as well as coop advertising, internet portal costs and promotional allowances are expensed as incurred. Advertising expenses for fiscal years 2002, 2001 and 2000 were approximately $41.9 million, $36.9 million and $36.5 million, respectively.

New Accounting Standards. In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the guidance previously provided in EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity is recognized at fair value when the liability is incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS No. 146 will be effective for disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for periods beginning after December 15, 2002. Accordingly, the Company will begin making the disclosures required by SFAS No. 148 beginning in the first quarter of fiscal year 2003.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.” EITF Issue No. 02-16 provides guidance on how cash consideration received by the Company, as a reseller of others’ goods, should be classified in its statement of earnings. The Company does not expect EITF Issue No. 02-16 to have a material impact on its consolidated financial position or operating results.

In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” These standards were adopted by the Company on July 1, 2001. Under SFAS No. 142, all goodwill and intangible assets with indefinite lives are not amortized in fiscal 2002 but are to be tested for impairment annually and also in the event of an impairment indication. The adoption of these standards did not have a material effect on the Company’s financial statements.

The FASB also issued SFAS No. 144, “Accounting for the Impairment or the Disposal of Long-Lived Assets,” became effective January 6, 2002 for the Company. SFAS No. 144 supersedes SFAS No.121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” The adoption of this standard did not have a material effect on the Company’s financial statements.

Minority Interest in Subsidiaries, included within other income (expense)—net represents the minority stockholders’ share of the net income (loss) of various consolidated subsidiaries. The minority interest in the consolidated balance sheets reflects the proportionate interest in the equity of the various consolidated subsidiaries.

Earnings Per Share (“EPS”). Basic EPS is based on the weighted average number of common shares outstanding during each period. Diluted EPS includes the effects of dilutive stock options outstanding during each period using the treasury stock method.

The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:

Fiscal Year	2002	2001	2000
IN THOUSANDS, EXCEPT PER SHARE DATA

Numerator:
Net income	$58,907	$43,683	$55,883
Denominator:
Basic EPS computation:
Weighted average common shares outstanding	30,854	30,323	32,177
Three-for-two stock split effected June 2002	15,142	15,162	16,089
Repurchase of common shares, net of treasury shares reissued	(3)	(234)	(732)
	45,993	45,251	47,534
Basic EPS	$1.28	$0.97	$1.18

Diluted EPS computation:
Basic weighted average common shares outstanding	45,993	45,251	47,534
Stock option conversion	2,245	1,609	1,479
	48,238	46,860	49,013
Diluted EPS	$1.22	$0.93	$1.14

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

Reclassification of certain 2000 and 2001 amounts have been made to conform to the 2002 presentation.

2. Acquisitions

On October 7, 2002, the Company acquired the remaining fifty percent (50%) of the outstanding shares of SFJ, Inc., (“SFJ”) a former joint venture with Seiko Instruments Inc., at no cost to the Company. The Company has renamed the business Fossil Japan. Prior to this transaction, the Company owned 50% of the equity in SFJ and accounted for this investment based upon the equity method. Accordingly, the Company recorded net losses of $124,000 and $265,000 during 2002 and 2001, respectively.

On July 31, 2002, Fossil Canada Inc., a wholly owned subsidiary of the Company, acquired four full price FOSSIL retail stores in Canada that were previously operated under a license agreement with Comark Inc. for approximately $400,000. This acquisition was recorded as a purchase and no goodwill was recorded in connection with this transaction.

In July 2002, Fossil Europe B.V., Ltd. (“Fossil B.V.”), a wholly owned subsidiary of the Company, acquired 100% of the capital stock in the Company’s Swiss distributor, No-Time AG, for a purchase price of approximately $3.8 million in cash. Fossil B.V. also acquired three stores in Switzerland from X-Time AG for approximately $10,000 in cash. These acquisitions were recorded as purchases and resulted in goodwill of approximately $2.0 million.

In May 2001, Fossil UK Holdings, Ltd., an indirect wholly owned subsidiary of the Company, acquired 100% of the capital stock of The Avia Watch Company Ltd. (“Avia”) as well as certain trademarks utilized by Avia from Roventa-Henex S.A. for a cash purchase price of approximately $5.0 million. The acquisition was recorded as a purchase and resulted in goodwill of approximately $3.3 million.

In July 2001, the Company acquired 80% of the capital stock of FSLA, Pty. Limited, the Company’s distributor in Australia, for a cash purchase price of approximately $300,000. This acquisition was recorded as a purchase and resulted in goodwill of approximately $200,000.

Effective July 2001, Fossil (East) Limited (“Fossil East”) increased its equity interest in Pulse Time, Ltd. to 90% by acquiring an additional 30% of the capital stock from its minority holders in exchange for approximately 24,000 shares of the Company’s common stock, par value $0.1 per share (the “Common Stock”) valued at $450,000. Additionally, on July 3, 2001, Fossil East increased its equity interest in Trylink, Ltd. to 85% by acquiring an additional 34% of the capital stock from its minority holders in exchange for $225,000 in cash and approximately 14,000 shares of the Company’s Common Stock valued at $225,000. Both of these acquisitions have been accounted for as a purchase and no goodwill was recorded in connection with either transaction.

Effective August 2001, the Company acquired 99.6% of the outstanding capital stock of Vedette Industries, SA, the Company’s distributor in France, for a cash purchase price of approximately $5.3 million. The terms of this transaction include a future earnout payment of an amount up to $1.5 million in the event that defined sales and operating income objectives are achieved. The acquisition was recorded as a purchase and resulted in goodwill of approximately $2.5 million, including amounts relating to the earnout provision.

In August 2001, the Company acquired the worldwide rights to the ZODIAC brand name and related inventory for a cash purchase price of approximately $4.7 million. This acquisition was recorded as a purchase and $200,000 of goodwill was recorded in connection with this transaction.

In October 2001, the Company acquired the outstanding stock of two separate companies and certain assets of a third, all located in Switzerland, for a combined cash purchase price of approximately $2.3 million. The terms of these transactions include future earnout payments for amounts up to approximately $750,000 in the event certain earnings thresholds are met. This acquisition was recorded as a purchase and resulted in goodwill of approximately $1.5 million, including amounts relating to the earnout provision.

The results of these business combinations are included in the accompanying consolidated financial statements since the dates of their acquisition. The pro forma effects, as if transactions had occurred at the beginning of the years presented, are not significant.

3. Investments in Joint Ventures

During 1999, the Company acquired a 20% interest in SII Marketing International, Inc. (“SMI”), and since that time invested $6.0 million in the venture. SMI, a joint venture between the Company and Seiko Instruments Incorporated (“SII”), was formed to design, market and distribute watches in the mass-market distribution channel. The investment of $5.4 million at fiscal year-end 2000, had been carried on the equity basis. The Company’s equity in SMI’s net loss of $1,100,000 and $409,000 for fiscal 2001 and 2000, respectively, is included in other income (expense) net. Subsequent to fiscal year-end 2001, the Company entered into an agreement to transfer its 20% interest in SMI to SII for no additional consideration in exchange for SII’s agreement to indemnify the Company from certain existing and any future losses in connection with SMI. The write-off of the Company’s remaining investment in SMI and recognition of certain transition costs of $4.8 million was reported as a separate item as other expense for fiscal year 2001.

In August 2000, the Company sold 50% of the equity of its former wholly-owned subsidiary (“Fossil Spain”) pursuant to a joint venture agreement with Sucesores de A. Cardarso for the marketing, distribution and sale of the Company’s products in Spain. The Company has accounted for the investment based upon the equity method from the effective date of the transaction. The Company’s equity in Fossil Spain’s net income was $770,000, $497,000 and $28,000 for fiscal 2002, 2001 and 2000, respectively, and is included in other income (expense)—net.

4. Inventories

Inventories consist of the following:

Fiscal Year	2002	2001
IN THOUSANDS

Components and parts	$9,481	$4,659
Work-in-process	2,417	3,855
Finished merchandise on hand	83,462	70,547
Merchandise at Company retail stores	11,430	11,365
Merchandise in-transit from customer returns	15,033	13,236
	$121,823	$103,662

5. Property, Plant and Equipment

Property, plant and equipment consist of the following:

Fiscal Year	2002	2001
IN THOUSANDS

Land	$9,300	$7,757
Buildings	35,516	15,949
Furniture and fixtures	45,271	33,348
Computer equipment and software	20,151	18,536
Leasehold improvements	19,851	19,579
Construction in progress	13,812	27,549
	143,901	122,718
Less accumulated depreciation and amortization	40,789	32,682
	$103,112	$90,036

6. Intangible and Other Assets

Intangibles and other assets consist of the following:

Fiscal Year	2002	2001
IN THOUSANDS

Costs in excess of tangible net assets acquired	$15,526	$13,401
Noncompete agreement	—	475
Trademarks	5,540	5,168
Deposits	1,905	2,320
Cash surrender value of life insurance	1,008	900
Other	530	978
	24,509	23,242
Less accumulated amortization	2,660	3,031
	$21,849	$20,211

7. Debt

Bank: U.S.-based. The Company has renewed its short-term revolving credit facility with its primary bank (“U.S. Short-term Revolver”) each year since June 1998. In November 2001, the Company amended the U.S. Short-term Revolver to temporarily increase the funds available under the facility to $50 million through January 15, 2002, an increase of $10 million, not subject to any borrowing base calculation. The U.S. Short-term Revolver is unsecured and requires the maintenance of net worth, quarterly income, working capital and financial ratios. There were no borrowings under the U.S. Short-term Revolver as of fiscal year-end 2002, and $15.0 million in borrowings as of fiscal year-end 2001. Since June 1999, none of the $40.0 million in available funds under the facility was subject to a borrowing base calculation. In June 2000, the Company negotiated a reduction in the interest rate paid on Eurodollar Base Rate (“Eurodollar”) based borrowings. All borrowings under the U.S. Short-term Revolver accrue interest at the bank’s prime rate less 0.5%, 3.75% at year-end, or Eurodollar plus 0.75%, 2.11% at year-end. There was no interest expense under the credit facility for fiscal year 2002, and approximately $200,000 for fiscal year 2001.

At fiscal year-end 2002 and 2001, the Company had outstanding letters of credit of approximately $5.2 million and $8.6 million, respectively, to vendors for the purchase of merchandise.

Banks: Foreign-based. During October 2002, Fossil Japan restructured its short-term credit facility with its primary bank allowing borrowings of up to 400 million yen. All outstanding borrowings under the facility bear interest at the Euroyen rate. In connection with the financing agreement, Fossil Japan agreed to pay an unused fee of 0.3% per annum. The facility is collateralized by a U.S. bank. Japan-based borrowings, in U.S. dollars, under the facility were approximately $2.5 million at fiscal year-end 2002.

8. Other Income (Expense)—Net

Other income (expense)—net consists of the following:

Fiscal Year	2002	2001	2000
IN THOUSANDS

Interest income	$1,013	$1,549	$3,480
Minority interest in subsidiaries	(1,958)	(1,430)	(1,786)
Equity in gains (losses) of joint ventures net	842	(933)	(381)
Currency (loss) gain	(528)	336	(412)
Royalty income	611	740	770
Other income (expense)	176	783	(647)
	$156	$1,045	$1,024

9. Income Taxes

Deferred income tax benefits reflect the net tax effects of deductible temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company’s net deferred tax benefits, consist of the following:

Fiscal Year	2002	2001
IN THOUSANDS

Current assets:
Deferred tax assets:
Bad debt allowance	$4,463	$3,709
Returns allowance	7,296	6,772
263 (A) capitalization of inventory	897	878
Forward contract losses	2,259	(13)
Miscellaneous tax asset items	2,923	1,273
Deferred tax liabilities:
In-transit returns inventory	(4,241)	(3,901)
Net current deferred tax benefits	13,597	8,718
Long-term deferred tax liability:
Tax on certain undistributed earnings of foreign subsidiaries	(23,599)	(7,318)
Net deferred tax (liabilities) benefits	$(10,002)	$1,400

Management believes that no valuation allowance against net deferred tax benefits is necessary. The resulting provision for income taxes consists of the following:

Fiscal Year	2002	2001	2000
IN THOUSANDS

Current provision:
United States	$5,304	$12,104	$21,229
Foreign	15,041	9,479	18,145
Deferred provision	13,674	6,378	(1,010)
Tax equivalent related to exercise of stock options (credited to additional paid-in capital)	3,053	1,160	470
Provision for income taxes	$37,072	$29,121	$38,834
Tax (benefit) expense related to other comprehensive income (loss)	$(2,272)	$13	$—

A reconciliation of income tax computed at the U.S. federal statutory income tax rate of 35% to the provision for income taxes is as follows:

Fiscal Year	2002	2001	2000
IN THOUSANDS

Tax at statutory rate	$33,593	$25,481	$33,151
State, net of federal tax benefit	397	1,069	736
Other	3,082	2,571	4,947
Provision for income taxes	$37,072	$29,121	$38,834

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

10. Commitments

License Agreements. The Company has various license agreements to market watches bearing certain trademarks owned by various entities. In accordance with these agreements, the Company incurred royalty expense of approximately $17.8 million, $11.2 million and $9.6 million in fiscal years 2002, 2001 and 2000, respectively. These amounts are included in the Company’s cost of sales and selling expenses. The Company has several agreements in effect at the end of fiscal year 2002 which expire on various dates from January 2003 through December 2008 and require the Company to pay royalties ranging from 3.6% to 20.0% of defined net sales. Future minimum royalty commitments under such license agreements at the close of fiscal year 2002 are as follows (amounts in thousands):

2003	$20,933
2004	17,847
2005	13,785
2006	14,798
2007	14,325
Thereafter	9,791
$91,479

Leases. The Company leases its retail and outlet store facilities as well as certain of its office facilities and equipment under non-cancelable operating leases. Most of the retail store leases provide for contingent rental based on operating results and require the payment of taxes, insurance and other costs applicable to the property. Generally, these leases include renewal options for various periods at stipulated rates. Rent expense under these agreements was approximately $20.6 million, $17.5 million, and $10.9 million for fiscal years 2002, 2001 and 2000, respectively. Contingent rent expense has been immaterial in each of the last three fiscal years. Future minimum rental commitments under such non-cancelable leases at the close of fiscal year 2002 are as follows (amounts in thousands):

2003	$15,874
2004	14,782
2005	13,639
2006	12,122
2007	11,131
Thereafter	35,245
$102,793

11. Stockholders’ Equity and Benefit Plans

Common and Preferred Stock. On May 13, 2002, the Board of Directors of the Company declared a 3-for-2 stock split (“Stock Split”) of the Company’s Common Stock which was effected in the form of a stock dividend which was paid on June 7, 2002 to stockholders of record on May 24, 2002. Retroactive effect has been given to the stock split in all share and per share data in these notes to consolidated financial statements.

The Company has 100,000,000 shares of authorized $0.01 par value Common Stock, with 46,392,123 and 45,426,554 shares issued and outstanding at the close of fiscal years 2002 and 2001, respectively. The Company has 1,000,000 shares of authorized $0.01 par value preferred stock with none issued or outstanding. Rights, preferences and other terms of preferred stock will be determined by the Board of Directors at the time of issuance.

Common Stock Repurchase Programs. On September 18, 2000 and September 18, 1998, the Company’s Board of Directors authorized management to repurchase up to 750,000 shares and 3.7 million shares, respectively, of the Company’s Common Stock in the open market or privately negotiated transactions (the “Repurchase Programs”). During fiscal years 2002 and 2001, the Company repurchased and retired 3,558 and 309,297 shares, respectively, of its Common Stock under the Repurchase Programs at a cost of approximately $59,000 and $3.5 million, respectively. At the end of 2002, the Company had approximately 600,000 shares available for repurchase relating to previous authorizations.

Deferred Compensation and Savings Plans. The Company has a savings plan in the form of a defined contribution plan (the “401(k) Plan”) for substantially all full-time employees of the Company. After one year of service (minimum of 1,000 hours worked), the Company matches 50% of employee contributions up to 3% of their compensation and 25% of the employee contributions between 4% and 6% of their compensation. The Company also has the right to make certain additional matching contributions not to exceed 15% of employee compensation. The Company’s Common Stock is one of several investment alternatives available under the 401(k) Plan. Matching contributions made by the Company to the 401(k) Plan totaled approximately $500,000, $400,000 and $300,000 for fiscal years 2002, 2001 and 2000, respectively.

In December 1998, the Company adopted the Fossil, Inc. and Affiliates Deferred Compensation Plan (the “Deferred Plan”). Eligible participants may elect to defer up to 50% of their salary pursuant to the terms and conditions of the Deferred Plan. Eligible participants include certain officers and other highly compensated employees designated by the Deferred Plan’s administrative committee. In addition, the Company may make employer contributions to participants under the Deferred Plan from time to time. The Company made no contributions to the Deferred Plan during the fiscal years 2002, 2001 and 2000.

Long-term Incentive Plan. An aggregate of 3,881,250 shares of Common Stock were initially reserved for issuance pursuant to the Incentive Plan, adopted April 1993. An additional 2,025,000 shares were reserved in each of 1995, 1998 and 2001 for issuance under the Incentive Plan. Designated employees of the Company, including officers and directors, are eligible to receive (i) stock options, (ii) stock appreciation rights, (iii) restricted or non-restricted stock awards, (iv) cash awards or (v) any combination of the foregoing. The Incentive Plan is administered by the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”). Each option issued under the Incentive Plan terminates at the time designated by the Compensation Committee, not to exceed ten years. The current options outstanding predominately vest over a period ranging from three to five years and were priced at not less than the fair market value of the Company’s Common Stock at the date of grant. The weighted average fair value of the stock options granted during fiscal years 2002, 2001 and 2000 was $7.95, $6.74 and $5.98, respectively.

Nonemployee Director Stock Option Plan. An aggregate of 337,500 shares of Common Stock were reserved for issuance pursuant to the Nonqualified Stock Option Plan, adopted April 1993. An additional 75,000 shares were reserved in 2002 for issuance under this plan. During the first year individuals are elected as nonemployee directors of the Company, they receive a grant of 5,000 nonqualified stock options. In addition, on the first day of each subsequent calendar year, each non-employee director automatically receives a grant of an additional 3,000 nonqualified stock options as long as the person is serving as a nonemployee director. Pursuant to this plan, 50% of the options granted will become exercisable on the first anniversary of the date of grant and in two additional installments of 25% on the second and third anniversaries. The exercise prices of options granted under this plan were not less than the fair market value of the Common Stock at the date of grant. The weighted average fair value of the stock options granted during fiscal years 2002, 2001 and 2000 was $11.07, $6.86 and $6.71, respectively.

Restricted Stock Plan. The 2002 Restricted Stock Plan of the Company, (the “Restricted Stock Plan”) is intended to advance the best interests of the Company, its subsidiaries and its stockholders in order to attract, retain and motivate key employees by providing them with additional incentives through the award of shares of restricted stock. The Restricted Stock Plan is being fully funded with treasury shares contributed to the Company from a significant shareholder. During 2002, 139,500 shares of restricted stock were contributed to the Restricted Stock Plan by the shareholder and reissued by the Company to the employees. These shares were accounted for at fair value and resulted in deferred compensation and additional paid in capital of approximately $2.6 million. At fiscal year-end 2002, the Company has reserved 599,500 common shares for future issuances under the Restricted Stock Plan.

The fair value of options granted under the Company’s stock option plans during fiscal years 2002, 2001 and 2000 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield, expected volatility of approximately 62% to 66%, risk free interest rate of 3.0% to 6.0%, and expected life of five to six years. The following tables summarize the Company’s stock option activity:

Incentive Plan

	exercise	weighted average		weighted average
	price	exercise price		exercise price		available
	per share	per share	outstanding	per share	exercisable	for grant

Balance, Fiscal 1999	$1.963—$22.125	$6.795	2,861,180	$3.887	1,411,212	1,839,801
Granted	$7.458—$16.667	$10.113	1,183,500	—	—	(1,183,500)
Exercised	$1.963—$13.333	$4.803	(160,305)	—	—	—
Canceled	$3.445—$22.125	$11.208	(141,741)	—	—	141,741
Exercisable	$1.963—$21.750	$—	—	—	450,041	—

Balance, Fiscal 2000	$1.963—$21.750	$7.759	3,742,634	$4.896	1,861,253	798,042
Granted	$9.333—$15.293	$11.621	1,020,195	—	—	(1,020,195)
Shares designated for grant through the plan	—	—	—	—	—	2,025,000
Exercised	$1.963—$12.889	$5.824	(433,235)	—	—	—
Canceled	$6.445—$21.473	$11.495	(193,801)	—	—	193,801
Exercisable	$1.963—$21.750	$—	—	—	83,718	—

Balance, Fiscal 2001	$1.963—$21.750	$8.721	4,135,793	$5.996	1,944,971	1,996,648
Granted	$13.440—$23.800	$14.606	1,034,329	—	—	(1,034,329)
Exercised	$1.963—$21.014	$6.686	(937,555)	—	—	—
Canceled	$3.704—$22.490	$12.816	(174,551)	—	—	174,551
Exercisable	$1.963—$21.750	—	—	—	(418,693)	—

Balance, Fiscal 2002	$1.963—$23.800	$10.530	4,058,016	$7.594	1,526,278	1,136,870

Nonemployee Director Plan

	exercise	weighted average		weighted average
	price	exercise price		exercise price		available
	per share	per share	outstanding	per share	exercisable	for grant

Balance, Fiscal 1999	$2.222—$15.417	$5.462	236,250	$4.373	205,029	83,531
Granted	$9.583—$13.083	$11.333	15,000	—	—	(15,000)
Exercised	$2.222	$2.222	(33,750)	—	—	—
Exercisable	$2.222—$15.417	—	—	—	(33,750)	—

Balance, Fiscal 2000	$2.222—$15.417	$6.369	217,500	$4.797	171,279	68,531
Granted	$9.656—$14.000	$11.828	45,000	—	—	(45,000)
Exercised	$2.222—$5.630	$3.500	(27,000)	—	—	—
Exercisable	$2.481—$15.417	—	—	—	19,596	—

Balance, Fiscal 2001	$2.481—$15.417	$7.742	235,500	$6.614	190,875	23,531
Granted	$20.340	$20.340	15,000	—	—	(15,000)
Shares designated for grant through the plan						75,000
Exercised	$3.889—$5.630	$5.027	(29,250)	—	—	—
Exercisable	$2.481—$15.417	$—	—	—	(5,250)	—

Balance, Fiscal 2002	$2.481—$20.340	$8.955	221,250	$7.660	185,625	83,531

Additional weighted average information for options outstanding and exercisable as of fiscal year-end 2002:

			options outstanding		options exercisable
			weighted			weighted
			average	weighted		average
	range of		exercise	average		exercise
	exercise	number of	price	remaining	number of	price
	price	shares	per share	contractual life	shares	per share

Long-Term Incentive Plan:	$1.963 —$8.000	1,186,343	$5.053	4.7 years	897,183	$4.277
	$8.001 —$13.000	1,673,629	$11.322	7.3 years	543,129	$11.494
	$13.001—$23.800	1,198,044	$14.847	8.8 years	85,966	$17.564
		4,058,016			1,526,278	$7.594

Nonemployee Director Plan:	$2.481—$8.000	112,500	$4.506	3.6 years	112,500	$4.506
	$8.001—$13.000	50,250	$10.903	7.2 years	42,750	$11.125
	$13.001—$20.340	58,500	$15.835	8.6 years	30,375	$14.460
		221,250			185,625	$7.660

The Company applies Accounting Principles Board Opinion No.25 and related Interpretations in accounting for its stock option plans. No compensation cost has been recognized for the Company’s stock option plans because the quoted market price of the Common Stock at the date of the grant was not in excess of the amount an employee must pay to acquire the Common Stock. SFAS No. 123, “Accounting for Stock-Based Compensation,” issued by the FASB in 1995, prescribes a method to record compensation cost for stock-based employee compensation plans at fair value. Pro forma disclosures as if the Company had adopted the cost recognition requirements under SFASNo.123 in fiscal years 2002, 2001 and 2000 are presented below.

Fiscal Year	2002	2001	2000
IN THOUSANDS, EXCEPT PER SHARE DATA

Net income:
As reported	$58,907	$43,683	$55,883
Pro forma under SFAS No. 123	$55,117	$40,633	$53,018
Basic earnings per share:
As reported	$1.28	$0.97	$1.18
Pro forma under SFAS No. 123	$1.20	$0.90	$1.12
Diluted earnings per share:
As reported	$1.22	$0.93	$1.14
Pro forma under SFAS No. 123	$1.14	$0.87	$1.08

12. Supplemental Cash Flow Information

The following is provided as supplemental information to the consolidated statements of cash flows:

Fiscal Year	2002	2001	2000
IN THOUSANDS

Cash paid during the year for:
Interest	$11	$216	$62
Income taxes	$17,608	$23,156	$35,106

13. Major Customer, Segment and Geographic Information

Customers of the Company consist principally of major department stores and specialty retailers located throughout the United States, Europe and the Far East. There were no significant customers, individually or considered as a group under common ownership, which accounted for over 10% of net sales for fiscal years 2002, 2001 and 2000.

The Company’s majority owned facilities operate primarily in four geographic regions. The Company operates in two distinct distribution channels, wholesale and retail. In its wholesale operations the Company designs, develops, markets and distributes fashion watches and other accessories to department stores, specialty shops, and independent retailers throughout the world. The Company’s retail operations consist of its outlet and mall-based retail stores and its website selling the Company’s product directly to the consumer. Specific information related to the Company’s reportable segments and geographic areas are contained in the following table. Intercompany sales of products between geographic areas are referred to as inter-geographic items.

2002		Operating	Long-lived
IN THOUSANDS	Net Sales	Income (Loss)	Assets	Total Assets

United States-exclusive of Stores:			$75,663	$210,945
External customers	$327,151	$33,637	—	—
Intergeographic	103,046	—	—	—
Stores	83,135	(8,432)	22,931	43,051
Europe	189,485	13,233	23,510	53,951
Far East and Export:			4,783	174,579
External customers	63,567	57,492	—	—
Intergeographic	219,945	—	—	—
Intergeographic items	(322,991)	—	—	—
Consolidated	$663,338	$95,930	$126,887	$482,526

2001
IN THOUSANDS

United States-exclusive of Stores:			$62,315	$169,538
External customers	$290,859	$48,127	—	—
Intergeographic	77,236	—	—	—
Stores	68,243	(9,276)	25,951	46,465
Europe	130,330	2,408	19,513	31,507
Far East and Export:			3,567	133,353
External customers	56,109	35,595	—	—
Intergeographic	192,678	—	—	—
Intergeographic items	(269,914)	—	—	—
Consolidated	$545,541	$76,854	$111,346	$380,863

2000
IN THOUSANDS

United States-exclusive of Stores:			$28,269	$138,796
External customers	$301,767	$55,811	—	—
Intergeographic	73,270	—	—	—
Stores	49,803	(7,215)	18,135	39,978
Europe	99,439	6,442	5,132	21,138
Far East and Export:			3,052	106,375
External customers	53,276	38,783	172	1,304
Intergeographic	189,651	—	—	—
Intergeographic items	(262,921)	—	—	—
Consolidated	$504,285	$93,821	$54,760	$307,591

CORPORATE INFORMATION

EXECUTIVE OFFICERS AND DIRECTORS

Tom Kartsotis	Randy S. Kercho	Kenneth W. Anderson
Chairman of the Board	Executive Vice President	Director

Kosta N. Kartsotis	Mike L. Kovar	Alan J. Gold
President,	Senior Vice President,	Director
Chief Executive Officer	Chief Financial Officer
and Director	and Treasurer

Michael W. Barnes	Mark D. Quick	Michael Steinberg
President, International and	President,	Director
Special Markets Division	Fashion Accessories Division
and Director

Richard H. Gundy	T. R. Tunnell	Donald J. Stone
President, FOSSIL Watches	Executive Vice President,	Director
and Stores Division	Chief Legal Officer and Secretary
and Director

Jal S. Shroff
Managing Director-
Fossil East and Director

CORPORATE INFORMATION

Transfer Agent and Registrar:	Independent Auditors:	Corporate Counsel:
Mellon Investor Services	Deloitte & Touche LLP	Jenkens & Gilchrist, P.C.
Overpeck Centre	2200 Ross Avenue	1445 Ross Avenue
85 Challenger Road	Dallas, TX 75201	Dallas, TX 75202
Ridgefield Park, NJ 07760

INTERNET WEBSITE

The Company maintains a website at the worldwide internet address of www.fossil.com. Certain product, event, investor relations and collector club information concerning the Company is available at the site.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Wednesday, May 21, 2003, at 4:00 pm at the Company’s headquarters, 2280 N. Greenville Ave., Richardson, Texas.

COMPANY INFORMATION

A copy of the Company’s Annual Report on Form 10-K and the Annual Report to Stockholders, as filed with the Securities and Exchange Commission, in addition to other Company information, is available to stockholders without charge upon written request to Fossil, Investor Relations, 2280 N. Greenville Ave., Richardson, Texas 75082-4412, or online at www.fossil.com.

[ILLUSTRATION]

[ILLUSTRATION]

[ILLUSTRATION]

2280 N. Greenville Ave.

Richardson, Texas 75082

www.fossil.com